
02069136

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marks and Spencer Group plc

*CURRENT ADDRESS Michael House
Baker Street
London W1U 8EP
United Kingdom

**FORMER NAME Marks & Spencer plc

**NEW ADDRESS

FILE NO. 82- 1961 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: NM
DAT: 4/16/03

EXHIBIT INDEX

MARKS AND SPENCER GROUP P.L.C.

Exhibit Number	Description of Exhibit

A. Regulatory press announcements

1. Announcement dated December 16, 2002 regarding Statement re Chairman
2. Announcement dated December 9, 20002 regarding Directorate Change
3. Announcement dated December 6, 2002 regarding Purchase of Own Securities
4. Announcement dated December 5, 2002 regarding Purchase of Own Securities
5. Announcement dated December 4, 2002 regarding Purchase of Own Securities
6. Announcement dated December 3, 2002 regarding Purchase of Own Securities
7. Announcement dated December 2, 2002 regarding Purchase of Own Securities
8. Announcement dated December 2, 2002 regarding Re Kings Contract
9. Announcement dated November 20, 2002 regarding Purchase of Own Securities
10. Announcement dated November 11, 2002 regarding Purchase of Own Securities
11. Announcement dated November 8, 2002 regarding Purchase of Own Securities
12. Announcement dated November 7, 2002 regarding Purchase of Own Securities

Exhibit Number	Description of Exhibit
13.	Announcement dated November 6, 2002 regarding Purchase of Own Securities
14.	Announcement dated November 5, 2002 regarding Interim Results
15.	Announcement dated October 8, 2002 regarding Trading Statement
16.	Announcement dated September 30, 2002 regarding Director Shareholding
17.	Announcement dated September 26, 2002 regarding Director Shareholding
18.	Announcement dated September 25, 2002 regarding Director Shareholding
19.	Announcement dated September 23, 2002 regarding Purchase of Own Securities
20.	Announcement dated September 20,2002 regarding Purchase of Own Securities
21.	Announcement dated September 4, 2002 regarding Purchase of Own Securities
22.	Announcement dated September 4, 2002 regarding Directorate Change
23.	Announcement dated September 3, 2002 regarding Purchase of Own Securities
24.	Announcement dated September 2, 2002 regarding Director Shareholding
25.	Announcement dated August 5, 2002 regarding Purchase of Own Securities
26.	Announcement dated August 5, 2002 regarding Second Price Monitoring Extension
27.	Announcement dated August 5, 2002 regarding Price Monitoring Extension
28.	Announcement dated July 30, 2002 regarding Director Shareholding
29.	Announcement dated July 29, 2002 regarding Purchase of Own Securities
30.	Announcement dated July 26, 2002 regarding Purchase of Own Securities
31.	Announcement dated July 25, 2002 regarding Purchase of Own Securities

Exhibit Number	**Description of Exhibit**
32.	Announcement dated July 24, 2002 regarding Purchase of Own Securities
33.	Announcement dated July 23, 2002 regarding Director Shareholding
34.	Announcement dated July 23, 2002 regarding Purchase of Own Securities
35.	Announcement dated July 22, 2002 regarding Director Shareholding
36.	Announcement dated July 22, 2002 regarding Disposal
37.	Announcement dated July 19, 2002 regarding Holding(s) in Company
38.	Announcement dated July 18, 2002 regarding Purchase of Own Securities
39.	Announcement dated July 17, 2002 regarding Purchase of Own Securities
40.	Announcement dated July 16, 2002 regarding Purchase of Own Securities
41.	Announcement dated July 15, 2002 regarding Purchase of Own Securities
42.	Announcement dated July 12, 2002 regarding Purchase of Own Securities
43.	Announcement dated July 12, 2002 regarding Director Shareholding
44.	Announcement dated July 10, 2002 regarding Directorate Change
45.	Announcement dated July 10, 2002 regarding 1st Quarter Trading Statement
46.	Announcement dated June 26, 2002 regarding Director Shareholding
47.	Announcement dated June 18, 2002 regarding Holding(s) in Company
48.	Announcement dated June 06, 2002 regarding Director Shareholding
49.	Announcement dated May 24, 2002 regarding Director Shareholding
50.	Announcement dated May 21, 2002 regarding Final Results-Replacement
51.	Announcement dated May 21, 2002 regarding Final Results
52.	Announcement dated May 10, 2002 regarding Director Shareholding
53.	Announcement dated April 10, 2002 regarding Trading Statement

Exhibit Number	Description of Exhibit
54.	Announcement dated April 8, 2002 regarding Director Shareholding
55.	Announcement dated April 5, 2002 regarding Statement re Trading Statement Date
56.	Announcement dated April 3, 2002 regarding Statement
57.	Announcement dated April 3, 2002 regarding Director Shareholding
58.	Announcement dated March 28, 2002 regarding Director Shareholding
59.	Announcement dated March 26, 2002 regarding Holding(s) in Company
60.	Announcement dated March 25, 2002 regarding Redemption of B Shares
61.	Announcement dated March 21, 2002 regarding Holding(s) in Company
62.	Announcement dated March 21, 2002 regarding Director Shareholding
63.	Announcement dated March 20, 2002 regarding Scheme
64.	Announcement dated March 19, 2002 regarding Additional Listing

Exhibit Number	Description of Exhibit
	B. Documents circulated to shareholders/otherwise published
65.	Listing Particulars dated January 29, 2002
66.	Trading Update dated April 10, 2002
67.	Preliminary Results dated May 21, 2002
68.	Annual Report dated June 6, 2002
69.	Annual Review dated June 6, 2002
70.	Notice of Annual General Meeting dated June 6, 2002
71.	First Quarter Trading Statement dated July 10, 2002
72.	Second Quarter Trading Statement dated October 7, 2002
73.	Interim Results dated November 5, 2002
C.	**Documents filed with the Registrar of Companies**
74.	Form 88(2)R filed December 3, 2002
75.	Form 88(2)R filed December 3, 2002
76.	Form 88(2)R filed November 20, 2002
77.	Form 88(2)R filed November 20, 2002
78.	Form 88(2)R filed November 20, 2002
79.	Form 88(2)R filed November 20, 2002
80.	Form 88(2)R filed November 20, 2002
81.	Group Accounts filed November 19, 2002
82.	Form 88(2)R filed November 15, 2002
83.	Form 88(2)R filed November 15, 2002
84.	Form 88(2)R filed November 15, 2002
85.	Form 88(2)R filed November 15, 2002

Exhibit Number	Description of Exhibit
86.	Form 88(2)R filed November 15, 2002
87.	Form 288b filed November 13, 2002
88.	Form 88(2)R filed November 8, 2002
89.	Form 88(2)R filed November 4, 2002
90.	Form 88(2)R filed November 4, 2002
91.	Form 88(2)R filed November 4, 2002
92.	Form 88(2)R filed October 26, 2002
93.	Form 88(2)R filed October 22, 2002
94.	Form 88(2)R filed October 22, 2002
95.	Form 88(2)R filed October 22, 2002
96.	Form 88(2)R filed October 7, 2002
97.	Form 88(2)R filed September 30, 2002
98.	Form 88(2)R filed September 24, 2002
99.	Form 88(2)R filed September 24, 2002
100.	Form 88(2)R filed September 24, 2002
101.	Form 88(2)R filed September 18, 2002
102.	Form 288a filed September 10, 2002
103.	Form 88(2)R filed September 6, 2002
104.	Form 88(2)R filed September 6, 2002
105.	Form 363s filed August 27, 2002
106.	Form 88(2)R filed August 20, 2002
107.	Form 88(2)R filed August 20, 2002

Exhibit Number	Description of Exhibit
108.	Form 88(2)R filed August 20, 2002
109.	Form 88(2)R filed August 13, 2002
110.	Form 288b filed July 26, 2002
111.	Resolution filed July 25, 2002
112.	Form 88(2)R filed July 24, 2002
113.	Form 88(2)R filed July 19, 2002
114.	Form 88(2)R filed July 2, 2002
115.	Form 88(2)R filed July 2, 2002
116.	Form 88(2)R filed July 2, 2002
117.	Form 88(2)R filed July 2, 2002
118.	Form 88(2)R filed June 18, 2002
119.	Form 88(2)R filed June 18, 2002
120.	Form 88(2)R filed June 18, 2002
121.	Form 88(2)R filed June 18, 2002
122.	Form 88(2)O filed May 23, 2002
123.	Form 353 filed April 25, 2002
124.	Form 88(2)R filed April 25, 2002
125.	Form 88(2)R filed April 25, 2002
126.	Form 88(2)R filed April 25, 2002
127.	Form 88(2)R filed April 25, 2002
128.	Form 288a filed April 22, 2002
129.	Form 88(2)R filed April 18, 2002

Exhibit Number	Description of Exhibit
130.	Form 88(2)R filed April 18, 2002
131.	Form 88(2)R filed April 18, 2002
132.	Form 88(2)R filed April 18, 2002
133.	Memorandum and Articles of Association filed March 28, 2002
134.	Resolution filed March 28, 2002
135.	Initial Accounts filed March 26, 2002
136.	Certificate filed March 22, 2002
137.	Court Order filed March 22, 2002
138.	Memorandum and Articles of Association filed March 19, 2002
139.	Resolution filed March 19, 2002
140.	Memorandum and Articles of Association filed March 12, 2002
141.	Resolution filed March 12, 2002
142.	Form 288a filed March 5, 2002
143.	Form 288a filed February 25, 2002
144.	Form 288a filed February 18, 2002
145.	Form 288a filed February 18, 2002
146.	Form 288a filed February 18, 2002
147.	Form 288a filed February 18, 2002
148.	Form 288a filed February 11, 2002
149.	Form 288a filed February 11, 2002
150.	Form 288a filed February 11, 2002
151.	Form 288a filed February 11, 2002

Exhibit Number	Description of Exhibit
152.	Form 288a filed February 11, 2002
153.	Form 288a filed February 11, 2002
154.	Form 225 filed February 4, 2002
155.	Prospectus filed February 5, 2002
156.	Form 288b filed January 30, 2002
157.	Form 288b filed January 30, 2002
158.	Resolution filed January 30, 2002
159.	Form 88(2)R filed January 28, 2002
160.	Form 88(2)R filed January 28, 2002
161.	Form 122 filed January 28, 2002
162.	Form 122 filed January 28, 2002
163.	Form 123 filed January 28, 2002
164.	Certificate filed January 24, 2002
165.	Form 43(3)e filed January 24, 2002
166.	Balance sheet filed January 24, 2002
167.	Auditors' statement filed January 24, 2002
168.	Auditors' report filed January 24, 2002
169.	Re-registration of Memorandum and Articles of Association filed January 24, 2002
170.	Form 43(3) filed January 24, 2002
171.	Resolution filed January 24, 2002
172.	Form 287 filed January 24, 2002
173.	Form 288b filed January 24, 2002

Exhibit Number	**Description of Exhibit**
174.	Memorandum and Articles of Association filed August 10, 2001
175.	Form 288b filed August 9, 2001
176.	Form 288b filed August 9, 2001
177.	Form 288b filed August 9, 2001
178.	Form 288b filed August 9, 2001
179.	Certificate filed August 7, 2001
180.	Incorporation documents filed July 23, 2001

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



02 DEC 30 AM 8:43

(10)

88(2)

Return of Allotment of Share

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	16	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7157	4527	1440
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 13/09/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTATCHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 13,124
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,12

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Secretary. Date

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS 5451 Tel 01903 833393

DX number DX exchange

Marks & Spencer Group plc

Shareholder details	Shares allotted
Mrs.Beryl Brown 16 Cressall Mead Leatherhead Surrey KT22 7EA	76
Mr.Jozef Edward Smolinski 1 Melbourne Close Cheltenham Glos GL53 0JP	3250
Mrs.Cherry Fewell Carter 18 The Lawns Shenley Radlett Herts WD7 9EZ	900
Mr.George Alexander Train 26 Coniston Avenue Whickham Newcastle Upon Tyne NE16 4ER	614
Mr.David Patrick Nolan 154 Northwick Road Worcester WR3 7EG	360
Mr.Mark Leonard Hutchinson 24 Gawsworth Close Oxton Birkenhead CH43 2GS	3441
M/S.Fay Gaskin 25 Norfolk Road Congleton Cheshire CW12 1PA	1042
Mrs.Julia Kathryn Depree 16 Littleheath Lane Cobham Surrey KT11 2QN	3441
TOTAL	13,124


SECRETARIAT

(102)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year
Date of appointment	0 1	0 9	2 0 0 2
†Date of Birth	1 7	0 5	1 9 6 1

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): JUSTIN MATTHEW

Surname: KING

Previous Forename(s): — Previous Surname(s):

Usual residential address: HARBURY HOUSE

Post town: HARBURY, LEAMINGTON SPA — Postcode: CV33 9HQ

County / Region: WARWICKSHIRE — Country: ENGLAND

†Nationality: BRITISH — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 19.8.02

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/9/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 — DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number | 4256886

† Directors only. † Other directorships

E-LOGISTICS

MARKS AND SPENCER P.L.C.

MERCIAN MARKETING

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


02 DEC 30 AM 8:54


103
88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	679	223	242
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5406 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83 2 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	438		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	330p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name MRS MAUREEN GOFF Address 4 ST CHRISTOPHER DRIVE ROMILEY STOCKPORT CHESHIRE UK Postcode S K 6 3 B E	Class of shares allotted ORDINARY	Number allotted 43
Name MRS.NICOLA JANE WALFORD Address 20 GREENWAY CRESCENT TAUNTON SOMERSET UK Postcode T A 2 6 N Q	Class of shares allotted ORDINARY	Number allotted 242
Name M/S JANNETTE DE ROSA Address 8 SHELTON AVENUE WARLINGHAM SURREY UK Postcode C R 6 9 N R	Class of shares allotted ORDINARY	Number allotted 484
Name MRS.MARY PATRICIA FRAHER Address 73 DAWPOOL ROAD DOLLIS HILL LONDON UK Postcode N W 2 7 L A	Class of shares allotted ORDINARY	Number allotted 41
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,58

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5406 Tel 01903 833393

DX number DX exchange



PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



88(2)

02 DEC 30 AM 0:56

Return of Allotment of Shares

CHFP083

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	09	08	2002			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,060	1,533	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	156p	223p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name MRS.GILLIAN ANNE MORTON Address 32A BLOCK 4 PACIFIC VIEW 38 TAI TAM ROAD HONG KONG UK Postcode	Class of shares allotted ORDINARY	Number allotted 3593
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3593

Please enter the number of continuation sheet(s) (if any) attached to this form :

Solicitor

Signed [signature] Date

A director / secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5432 Tel 01903 833393

DX number DX exchange



Companies House

— for the record —

Bulk List.

(101)

02 DEC 30 ... 8:5...

243202/30

Company Name

MARKS AND SPENCER GROUP P.L.C.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Public Limited Company

Company Number

4256886

Information extracted from Companies House records on

6th July 2002

Section 1: Company details

COMPANIES HOUSE 16/08/02

Ref: 4256886/01/01

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Michael House Baker Street London W1U 8EP**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description** 5212

Company Number - 4256886

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Graham John OAKLEY** **Address** **27 Fairfax Road** **Chiswick** **London** **W4 1EN**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Graham John OAKLEY ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Brian Ford BALDOCK CBE** **Address** **The White House** **Donnington** **Newbury** **Berkshire** **RG14 2JT** **Date of birth** **10/06/1934** **Nationality** **British** **Occupation** **Company Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Brian Ford BALDOCK CBE ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Anthony BALL**	Name ____________
	Address **70 Castelnau** **London** **SW13 9EX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________
	Date of birth **18/12/1955**	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** **British**	Date of birth __ / __ / ____
	Occupation **Company Director**	Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Anthony BALL ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Roger Anthony HOLMES**	Name ____________
	Address **The Thatched Cottage** **Rowledge** **Farnham** **Surrey** **GU10 4EL**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________
	Date of birth **21/01/1960**	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** **British**	Date of birth __ / __ / ____
	Occupation **Director**	Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Roger Anthony HOLMES ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John Michael Joseph KEENAN MBA** **Address** **Apt 709** **79 Marsham Street Westminster** **London** **SW1P 4SB** **Date of birth** 20/10/1936 **Nationality** Usa **Occupation** Deputy Chief Executive Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John Michael Joseph KEENAN MBA ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John Kevin LOMAX** **Address** **Hawling Manor** **Hawling** **Cheltenham** **Gloucestershire** **GL54 5TA** **Date of birth** 08/12/1948 **Nationality** British **Occupation** Chairman	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John Kevin LOMAX ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Alan James MCWALTER** **Address** **1 Martineau Close** **New Road** **Esher** **Surrey** **KT10 9PW** **Date of birth** **28/04/1953** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Alan James MCWALTER ceased to be director (if applicable) 10 / 07 / 2002
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul MYNERS** **Address** **16 Walton Street** **London** **SW3 1RE** **Date of birth** **01/04/1948** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Paul MYNERS ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Ronald NORGROVE **Address** 31 Huddleston Road London N7 0AD **Date of birth** 23/01/1948 **Nationality** British **Occupation** Director	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____________ Occupation ____________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date David Ronald NORGROVE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Laurel Claire POWERS FREELING **Address** Goldingtons Church Lane Sarratt Hertfordshire WD3 6HE **Date of birth** 16/05/1957 **Nationality** United States **Occupation** Chief Executive	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____________ Occupation ____________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Laurel Claire POWERS FREELING ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Alison Clare REED** **Address** **6 Sandringham Court** **Westleigh Avenue Putney** **London** **SW15 6RE** **Date of birth 22/12/1956** **Nationality British** **Occupation Chartered Accountant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Alison Clare REED ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Dame Stella RIMINGTON DCB** **Address** **Flat 1 27 Baker Street** **London** **W1M 2AE** **Date of birth 13/05/1935** **Nationality British** **Occupation Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Dame Stella RIMINGTON DCB ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Luc Emile VANDEVELDE	Name
	Address 15 Clarence Terrace London NW1 4RD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
		UK Postcode
	Date of birth 26/02/1951	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288.	**Nationality** Belgian	Nationality
	Occupation Chairman	Occupation
		Date of change __ / __ / ____
		Date Luc Emile VANDEVELDE ceased to be director (if applicable) __ / __ / ____

Company Number - 4256886

Section 3: Total Issued Share Capital (B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY £0.25	2,302,738,283	£575,684,570.70
B SHARES £0.70	394,203,429	£275,942,400.30

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 2,696,941,712

Aggregate Nominal Value of issued shares: £851,626,971

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Company Number - 4256886

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4256886

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4256886


CH
Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / ~~Secretary~~)

Date 02/08/2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***23/7/2002*** ✓

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Documen
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 243202

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Address

DX number *if applicable*

DX exchange

Postcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


106
88(2)
02 DEC 30 AM 8: 5

Return of Allotment of Shares

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	654	223	800
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed __________ **Date** __________

A director / secretary / administrator / ~~administrative receiver~~ / ~~receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/CF/3147 Tel 01903 833147

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	729		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	324p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,406

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/CF5365/3147 Tel 01903 833147

DX number DX exchange

Marks & Spencer

Shareholder details	Shares allotted
Mrs Jennette Rosina Everett 19 Napier Crescent Laverstock Salisbury Wiltshire SP1 1PJ	369
Samantha Lynne Chambers 84 Fieldhouse Drive Moortown Leeds West Yorkshire LS17 6HN	240
Margaret Ann Barlow 28 Elson Road Liverpool L37 2EG	160
Ms Una Mooney 55 Brackley Street Walkden Worsley Manchester M28 3GU	1294
Ms Jane Blowers 34 Winsford Road Oakland Manor Bury St Edmunds Suffolk IP32 7JJ	120
Mr Brian George Dear 90 Dunblane Road Eltham London SE9 6RT	223
TOTAL	2406

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


107
88(2
02 DEC 30 AM 8:54

Return of Allotment of Shares

CHFPO83

1 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,317	8,548	484
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** ______________

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a *DX number and Exchange of the* person Companies House should contact if there is any query.

ESP/EXB/CF/5354 Tel 01903 833147

DX number *DX exchange*

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	12	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,345	3,061	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	324p	330p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / ~~administrative receiver~~ / receiver ~~manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/CF/5354 Tel 01903 833147

DX number DX exchange

Acct no	Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	No of Shares	Allotment DATE
0202305	Mrs	Margaret Ann	Barlow	28 Elson Road	Liverpool			L37 2EG	2796	12-Jul-02
1039104	Ms	Lorraine	Devine	Flat 1/1	32 Silverfir Street	Glasgow	Lanarkshire	G5 0JZ	654	12-Jul-02
1385259	Mrs	Margeret Edith	Fry	32 Shropshire Close	Priory Grange	Priory Road	Hull	HU5 5UG	297	12-Jul-02
1548085	Miss	Eunice	Green	1 Stanmore Lodge	71 Stanmore Hill	Stanmore	Middlesex	HA7 3EX	916	12-Jul-02
A5163742	Mrs	Zoe Lucy	Havercroft	Spring Cottage	Spring Lane	Maidenhead	Berkshire	SL6 6PW	654	12-Jul-02
2117302	Mr	Brian Mccullough	Killip	6 Shefton Rise	Northwood	Middlesex		HA6 3RE	1487	12-Jul-02
2186691	Ms	Dorothy	Laurence	11 Winchester Gardens	Yeovil	Somerset		BA21 4SD	371	12-Jul-02
2475082	Mrs	Sharon Jayne	McCormick	6 Fallow Deer Lawn	Newport	Shropshire		TF10 7JF	484	12-Jul-02
A1886908	Ms	Caroline Margaret	McGovern	10 Woodcroft	Winchmore Hill	London		N21 3QB	1203	12-Jul-02
3672306	Mrs	Assunta	Ruocco	24 lincoln Road	Blackpool	Lancashire		FY1 4HB	2624	12-Jul-02
3878893	Miss	Kay Louise	Smallwood	4 Curtain Pond Cottages	Downside Road	Cobham	Surrey	KT11 3LZ	3628	12-Jul-02
3951043	Mrs	Barbara	Sowerby	49 Craddock Street	Bishop Auckland	County Durham		DL14 6HB	420	12-Jul-02
A2456548	Mr	James	Wakefield	22 Barrowfield	Cuckfield	West Sussex		RH17 5ER	1784	12-Jul-02
4483246	Mrs	Carole Audrey	Williams	44 Ashover Road	Inkersall	Chesterfield	Derbyshire	S43 3EG	437	12-Jul-02
									17755	

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



02 DEC 30 AM 8: 54



108

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	05	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,522	2,081	6,294
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / ~~administrative receiver~~ / rece~~iver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5318 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,016	1,240	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	324p	389p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,153
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,153

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________________ **Date** ________________

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5318 Tel 01903 833393

DX number DX exchange

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	SHARES ALLOTTED
MRS	CHRISTINE MARIA	ALBERGA	6 WINDSOR ROAD	YAXLEY	PETERBOROUGH	CAMBS	PE7 3JA	180
MRS	FIONA LOUISE	CLARK	48 RECTORY ROAD	SUTTON COLDFIELD	WEST MIDLANDS		B75 7AS	1388
MRS	SHIRLEY ANNE	DIXON	3 DURNFORD CLOSE	CHILBOLTON	STOCKBRIDGE	HAMPSHIRE	SO20 6AP	1211
MISS	PAULINE	DUFFY	24 OVERFIELD ROAD	STOPSLEY	LUTON		LU2 9JU	726
MRS	KAREN	JACKSON	83 JEPSON ROAD	SHIREGREEN	SHEFFIELD		S56A N	242
MISS	SUSAN ALISON	EWANS	51 THORPE HOUSE RISE	NORTON LEES	SHEFFIELD	S YORKS	S89N N	242
MRS	PAMELA	GRIFFITHS	175 BRIDGE LANE	NETHERTON	MERSEYSIDE		L30 3SN	120
MRS	DONNA	HEALING	5 ALDBURY MEWS	EDMONTON	LONDON		N99L D	484
MRS	FIONA CAMPBELL	INSCH	9 BEECHCROFT	CHESHAM ROAD BERKHAMSTED	HERTS		HP4 3BT	532
MR	BARRY	LAMPERT	39 PARK GROVE	EDGEWARE	MIDDX		HA8 7SH	1868
MRS	ANNA PENELOPE	FROST	10 KING MEADOW RD	COLCHESTER	ESSEX		CO1 1XS	177
M/S	DEBORAH	LINDSAY	4 GRAHAM WALK	NEW FARM LOCH	KILMARNOCK	AYRSHIRE	KA3 7JL	120
MR	CALUM ROBERT	LISTER	FLAT A4	89 CANAL STREET	PERTH		PH2 8HX	242
MRS	CAROL ANN	MCDEVITT	46 ROBERTSON ST	GREENOCK	RENFREWSHIRE	SCOTLAND	PA16 8QB	120
MRS	DAWN	RICHES	8 LOVEDEN CLOSE	BALDERTON	NEWARK	NOTTINGHAM	NG24 3JZ	484
MR	BEN	SKAPOULLOU	29 HERTFORD ROAD	EAST FINCHLEY	LONDON	GREATER LONDON	N29B X	240
MISS	LORRAINE	THOMPSON	13 DENDRON CLOSE	DALTON IN FURNESS	CUMBRIA		LA15 8XF	484
MRS	MARGARET	THOMSON	29 FERN PLACE	PORTLETHEN	ABERDEEN		AB1 4TD	484
M/S	JENNIFER	TITFORD	4 THE MEADOWS	FIELDS END	HEMEL HEMPSTEAD	HERTS	HP1 2TP	3591
MRS	FRANCES MARIE	WATT	6 BARBERRY PLACE	SOUTH PARK VILLAGE	DARNLEY	GLASGOW	G53 7YS	354
MRS	DANA LOUISE	WILSON	32 LINCOLN COURT	LONDON ROAD	ENFIELD	MIDDX	EN2 6EW	484
MRS	VICTORIA LOUISE	LAWSON	12 COVERACK PLACE	TATTENHOE	MILTON KEYNES	BUCKS	MK4 3BA	120
M/S	ANDREA DENISE	SAUNDERS	32 OAKVALE	WEST END	SOUTHAMPTON	HAMPSHIRE	SO30 3SE	240
M/S	YASMIN	AKHTAR	20 OUTRAM STREET	STOCKTON ON TEES	CLEVELAND		TS18 3EW	300
MISS	SHARENE	MARSHALL	78 PAWSONS ROAD	CROYDON	SURREY		CR0 2QF	120
MISS	SHARON	FITZGERALD	16 MAPLE GROVE	WHITBY	ELLESMERE PORT	CHESHIRE	CH66 2PG	120
MRS	PATRICIA ELLEN	LEWIS	86 SPRINGFIELD MOUNT	HORSFORTH	LEEDS	WEST YORKSHIRE	LS18 5QE	240
MRS	ELIZABETH	AMARTEIFO	84 CASTLECOMBE DRIVE	LONDON			SW19 6RT	240
							TOTAL	15153

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


02 DEC 30 AM 8:56
(109)
88(2)

Return of Allotment of Shares

CHFPO83

1 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,509	14,415	13,801
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

SB

Signed [signature] **Date** 18 - July - 2002

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5224 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,951	1,635	709
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	324p	330p	389p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 45,020
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 45,020

Please enter the number of continuation sheet(s) (if any) attached to this form :

SOB.

Signed [signature] **Date** 18 - July 2002

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5224 Tel 01903 833393

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	Bal amt 850
M/S	ELIZABETH MOFFETT	BELL	BLUNDELL HILL	50 CARNBEAGH	HILLSBOROUGH	CO DOWN	[illegible]	2422
MRS	MAUREEN	BOWYER	65 BUTTERMERE ROAD	LIVERPOOL			L16 2NL	1324
MRS	MARGARET JEANETTE	BROADHEAD	4 LOWER COLLIER FOLD	CAWTHORNE	BARNSLEY	SOUTH YORKSHIRE	S75 4HT	545
MRS	SALLY JANE	BUTTERLY	LOGMORE	37 DEEPDENE AVENUE	DORKING	SURREY	RH5 4AA	3108
M/S	BRENDA	CARTER	98 HITCHAM ROAD	BURNHAM	SLOUGH	BERKS	SL1 7EG	242
M/S	NORMA	CARTWRIGHT	6 CECIL ROAD	ROMFORD	ESSEX		RM6 6LA	968
MR	ROGER BRIAN	CHILDS	7 FERNDALE CLOSE	ALMONDSBURY	BRISTOL		BS32 4NU	1090
MRS	DONNA MARIA	CRAWFORD	6 WOODLAND GARDENS	MOSS ROAD	LAMBEG		BT27 4PL	120
M/S	LINDA	EMSON	PUMP COTTAGE	FRIAR WADDON	NEAR WEYMOUTH	DORSET	DT3 4EW	240
MRS	JANICE	FORSYTH	3 KEAVIL STEADINGS	DUNFERMLINE	FIFE		KY12 8QW	601
MRS	MARLENE JOYCE	HALL	19 BUTCOMBE ROAD	LEICESTER			LE4 0FY	242
M/S	ROSEMARY	HOGAN	5 VICTORIA STREET	NARBOROUGH	LEICESTER		LE9 5DQ	1087
M/S	SUSAN VALERIE	JACKMAN	3 LAUNDRY COTTAGES	WENNINGTON	RAINHAM		RM13 9DW	240
MRS	SUSAN FRANCES LEWRY	JONES	14 HILLBROW	NEW MALDEN	SURREY		KT3 4HT	3547
MRS	SYLVIA	LANE	43 CROMFORD DRIVE	MICKLEOVER	DERBY	DERBYSHIRE	DE3 5JT	411
MRS	CHRISTINE BERYL	LETHABY	GUNSTONE	8 LANGARRON PARK	BARNSTAPLE	NORTH DEVON	EX32 8BT	481
MRS	FRANCES AUDREY	LEWIS	9 BLENHEIM AVENUE	FAVERSHAM	KENT		ME13 8NR	726
M/S	CARMEL	LYONS	7 BUCK LANE	KINGSBURY	LONDON		NW9 0AP	601
MR	CHRISTOPHER JOHN	MILLER	106 BUTNEYS	BASILDON	ESSEX		SS14 2DP	1963
MISS	MARGARET	OLLIN	149 ANN STREET	PLUMSTEAD	LONDON		SE18 7LT	71
MRS	JATINDER KAUR	PABLA	191 NORTH STREET	STOKE	COVENTRY	WEST MIDLANDS	CV2 3FR	604
MRS	ANNE CAROL	PASCOE	74 SUNNY SIDE	EDENTHORPE	DONCASTER	SOUTH YORKSHIRE	DN3 2PG	484
MRS	SHEILA	PERRY	1 BAY VIEW GROVE	BARROW-IN-FURNESS	CUMBRIA		LA13 0EQ	242
MISS	ANDREA KATHLEEN	QUIGLEY	5 DUMMER CLOSE	OAK MEADOWS	ST MELLONS	SOUTH GLAM	CF3 0EQ	120
MRS	JOAN MARGARET	RADDON	30 BERKSHIRE DRIVE	ST THOMAS	EXETER		EX4 1NG	1295
MRS	SYLVIA ANN	RADEMEYER	39 MAYBRIDGE SQUARE	GORING-BY-SEA	WEST SUSSEX		BN12 6HL	1151
MRS	ALINE	REEVE	7 HAMLEY CLOSE	NEW THUNDERSLEY	BENFLEET	ESSEX	SS7 4PQ	726
MR	ROBERT JOHN	REEVE	7 HAMLEY CLOSE	BENFLEET	ESSEX		SS7 4PQ	242
M/S	STELLA	SHELDRICK	28 CATHERTON	STIRCHLEY	TELFORD		TF3 1YT	484
MRS	VALERIE ANN	SIMPSON	69 BARN LANE	OLTON	SOLIHULL	WEST MIDLANDS	B92 7ND	575
M/S	SANDRA	SMITH	LONGSTONE FARMHOUSE	CARBIS BAY	ST IVES	CORNWALL	TR26 2LJ	5329
M/S	LESLEY ANN	STROUD	26 GLENN ROAD	WEST END	SOUTHAMPTON	HAMPSHIRE	SO30 3FT	240
M/S	IRENE	STRUTT	7 PIKE CLOSE	BURBAGE	LEICESTER		LE10 2NU	843
MRS	MARGARET	THOMSON	21 CAIRNOCH WALK	DENNY	STIRLINGSHIRE		FK6 5DD	242
MR	PAUL	VINCENT	10 WOODBRIDGE HILL	GUILDFORD	SURREY		GU2 6AB	120
MRS	ELIZABETH MARY	SIMON	C/O 16 DALSTON DRIVE	DIDSBURY	MANCHESTER		M20 0LG	3485
M/S	KATHLEEN	WARDEN	14 HILLSIDE CRESCENT	BENSON STREET	LISBURN		BT28 2BA	722
MRS	SARAH LOUISE	WILTON	33 ROSEDALE ROAD	STONELEIGH	EPSOM	SURREY	KT17 2JQ	2733
MRS	GAYNOR	WINSTONE	48 MAESTIR	LLANELLI	DYFED		SA15 3NT	703

MR	RICHARD	HARVEY	9 CARBERY LODGE	1 IRVING ROAD	BOURNEMOUTH		BH6 5LG	1438
M/S	DENISE	JEVONS	1 O'LEARY STREET	ORFORD	WARRINGTON	CHESHIRE	WA2 7RQ	60
MISS	FILIZ	TUNABOYLU	48 DRYSDALE AVENUE	CHINGFORD	LONDON		E47N J	3106
MR	CHARLES ARTHUR	GATES	139 CLARENCE ROAD	WIMBLEDON			SW19 848	143
							TOTAL	**45020**


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

110

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

	Day	Month	Year
Date of termination of appointment	1 0	0 7	2 0 0 2

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title MR *Honours etc

Forename(s) ALAN JAMES

Surname MCWALTER

	Day	Month	Year
†Date of Birth	2 8	0 4	1 9 5 3

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 17/7/02

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

COMPANIES HOUSE 23/07/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

No 4256886



The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary Resolution

of

MARKS AND SPENCER GROUP P.L.C.

Passed 10 July 2002

At the first ANNUAL GENERAL MEETING of the above named Company, duly convened and held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 10 July 2002 the following RESOLUTION was duly passed, viz:

ORDINARY RESOLUTION

THAT the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2003 or on 9 October 2003, whichever shall be earlier, and for such period to allot relevant securities up to an aggregate nominal amount (the Section 80 amount) of £223,000,000.

LUC VANDEVELDE
Chairman

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


02 DEC 30

88(2)

Return of Allotment of Shares

CHFPO83

1 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,611	6,051	2,722
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	223p	322p	324p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

SOB.

Signed G. Oakey **Date** 18 - July - 2002

A director / secretary / administrator / ~~administrative receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5271 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	21	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,950		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	389p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached Schedule Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,334
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,334

Please enter the number of continuation sheet(s) (if any) attached to this form :

SOB

Signed [signature] **Date** 18 - July - 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5271 Tel 01903 833393

DX number DX exchange

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Hldrs addr 5	Post cd	Bal amt 850
MRS	SUSAN CHRISTINE	BLACKETT	65 PILGRIMS WAY	GILESGATE MOOR	COUNTY DURHAM			DH1 1HQ	484
MRS	LESLEY ANNE	COTTON	BRICOTT	13 ORCHARD ROAD	OTFORD	KENT		TN14 5LG	2158
MRS	MARY ANNE	COWAN	18 BRITANNIA WAY	RENFREW	RENFREWSHIRE			PA4 0LL	968
MR	BERNARD JOSEPH	EGLINGTON	214 PARK ROAD	KINGSTON	SURREY			KT2 5LS	3592
MRS	MARGARET ROSE	ELLIS	38 KESTREL DRIVE	PUCKLECHURCH	BRISTOL			BS16 9SX	484
MRS	CHARLINE	FARRUGIA	5 LAIRS CLOSE	LONDON				N79T F	726
M/S	LORRAINE JANICE	FEATHERSTONE	31 COPELAND ROAD	WALTHAMSTOW	LONDON			E17 9DB	968
M/S	LOUISE	GIBBS	83 LOUTH ROAD	SCARTHO	GRIMSBY	N E LINCOLNSHIRE		DN33 2HU	242
MRS	JULIE	GREEN	44 WESTBOURNE GROVE	TEESVILLE	MIDDLESBROUGH	CLEVELAND		TS6 0AE	240
MRS	GILLIAN MARIE	HOLLAND	10 LEYBURN CLOSE	HOLLYFIELDS	NUNEATON	WARWICKSHIRE		CV11 6WN	601
M/S	MAY	JOHNSON	80 DRUB LANE	GOMERSAL	CLECKHEATON	WEST YORKSHIRE		BD19 4BU	541
M/S	ELIZABETH	LLOYD	5 ELMA AVENUE	BRIDLINGTON	NORTH HUMBERSIDE			YO16 4NX	362
MRS	JEANETTE LOUDEN	MCIVOR	26 TARGE WYND	STIRLING				FK7 7XR	1773
MRS	PATRICIA ANNE	NEWNHAM	48 ST AUBYNS ROAD	FISHERSGATE	BRIGHTON	SUSSEX		BN41 1PE	177
MRS	GAIL	TOWNLEY	45 NORWICH DRIVE	WARDEN HILL	CHELTENHAM			GL51 5HD	1211
MRS	MONICA ELIZABETH	TRIGGOL	11 SILVERWOOD AVENUE	MILBER	NEWTON ABBOT	S DEVON		TQ12 4LG	361
MRS	ANN	WOOTTON	49 HIGH ST	POTTERSPURY	TOWCESTER	NORTHANTS		NN12 7PG	242
MRS	HAYLEY	PRICE	40 BOWDEN HILL	NEWTON ABBOT	DEVON			TQ12 1BH	240
MISS	NINA	CHAPANERI	45 WINCHESTER AVENUE	LEICESTER				LE3 1AX	240
MISS	FRANCESCA	NEWTON	APRIL COTTAGE	KILLINGHURST LANE	CHIDDINGFOLD	SURREY		GU84 7SW	240
MRS	JACQUELINE	SELFE	59 WINIFRED ROAD	ERITH	KENT			DA8 1AJ	242
MISS	SHARON	WEATHERAL	5 SOUTHERN DRIVE	LOUGHTON	ESSEX			IG10 3BU	242
								TOTAL	16334

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



02 DEC 30 01 8:54

Return of Allotment of Share

CHFPO83

1 OF 3

113

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 28 Month 06 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,353	1,562	140
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5300 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

D. or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,182	3,848	2,399
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	322p	324p	330p

L the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5300 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

D. or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	28	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,417		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	389p		

L the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name See attached schedule Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 23,901
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23,901

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed PBC [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5300 Tel 01903 833393

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	NO OF SHAR	DATE OF EXERCISE
MRS	LINDA	CARMICHAEL	4 ROSSLAND GARDENS	ABBOTS WOOD	BISHOPTON	RENFREWSHIRE	PA7 5NB	484	28-Jun-02
MRS	JENNIFER LESLEY	CHADWICK	22 SICKLESMERE ROAD	BURY ST EDMUNDS	SUFFOLK		IP33 2BW	1211	28-Jun-02
MRS	SARAH	WHEELER	3 BISHOPGATE STREET	YORK			YO23 1JH	242	28-Jun-02
M/S	ELIZABETH	CORNISH	80 COSMESTON STREET	CATHAYS	CARDIFF		CF2 4LR	242	28-Jun-02
MRS	MARGARET ANN	DAVIES	ARLAN OLD SCHOOL ROAD	LLANSTEPHAN	CARMARTHEN	DYFED	SA33 5HA	120	28-Jun-02
MRS	HELEN ELIZABETH	EVANS	26 THE CLOSE	BURGHFIELD COMMON	READING RG73 HT			1340	28-Jun-02
MR	ANTHONY THOMAS	GINTY	FLEETWOOD	49 THE AVENUE WATFORD	HERTS		WD1 3NU	1816	28-Jun-02
M/S	JENNIFER	GODWIN	96 RICHMOND DRIVE	SKEGNESS	LINCS		PE25 3PQ	242	28-Jun-02
MRS	CAROL LESLEY	GRIFFITHS	12 GRAFTON CLOSE	CYNCOED	CARDIFF	SOUTH GLAM	CF23 9JB	1805	28-Jun-02
MRS	JANET HEATHER	HALL	SUTTON LODGE	SOUTH STREET	SWINESHEAD	BOSTON LINCOLNSHIRE	PE20 3JD	290	28-Jun-02
MRS	MARGARET GABRIELL	HOBBS	FLAT 11	65 BELVUE ROAD	NORTHOLT	MIDDLESEX	UB5 5HP	1087	28-Jun-02
M/S	JANE	HOLROYD	106 COMMON EDGE ROAD	BLACKPOOL	LANCS		FY4 5AZ	726	28-Jun-02
MISS	SUSAN ADELE	HOUGHTON	6 DEVONSHIRE DRIVE	LONG DITTON	SURBITON	SURREY	KT6 5DR	2624	28-Jun-02
M/S	SUSAN VALERIE	JACKMAN	3 LAUNDRY COTTAGES	WENNINGTON	RAINHAM		RM13 9DW	354	28-Jun-02
M/S	EILEEN	JONES	49 LINNEY ROAD	BRAMHALL	STOCKPORT	CHESHIRE	SK7 3JW	242	28-Jun-02
M/S	JEAN LESLEY	LAY	14 WALNUT WAY	BLABY	LEICESTER		LE8 3BD	845	28-Jun-02
M/S	CAROL	MARDER	28 MOATFARM RD	NORTHHOLT	MIDDLESEX		UB5 5DR	484	28-Jun-02
MRS	CHRISTINE CAMPBELL YOUNG	MCKENNA	8 GREENSTONE PLACE	GOWRIE PARK	DUNDEE		DD2 4XB	484	28-Jun-02
MRS	ANGELA	MORGAN	38 MILLHOUSE LANE	MORETON	WIRRAL	MERSEYSIDE	L46 6DT	242	28-Jun-02
MR	DENNIS	NEWSOME	119 SMITHY LANE	THORNHILL	DEWSBURY	WEST YORKSHIRE	WF12 0HL	726	28-Jun-02
MISS	CHRISTINE	PAILING	28 QUINTON ROAD WEST	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 2QD	1048	28-Jun-02
M/S	/ELAINE	POYNTER	SCHOOL HOUSE	SOUTHBOROUGH SCHOOL	SOUTHBOROUGH LNE	BROMLEY KENT	BR2 8AA	484	28-Jun-02
M/S	SYLVIA	REEVES	8A ALTON ROAD	FLEET	HAMPSHIRE	HANTS	GU13 9HL	535	28-Jun-02
M/S	ALOMA	ROBERTS	45 ST MARYS AVENUE	SHORTLANDS	BROMLEY	KENT	BR2 0PU	266	28-Jun-02
M/S	BERYL	SNAITH	27 CLOUGH DRIVE	FENAY BRIDGE	HUDDERSFIELD	WEST YORKSHIRE	HD8 0JJ	361	28-Jun-02
MRS	BARBARA	SOWERBY	49 CRADDOCK STREET	BISHOP AUCKLAND	COUNTY DURHAM		DL14 6HB	460	28-Jun-02
M/S	SHEILA	THOMPSON	SPRING BANK FARM	BIRCHES LANE	NEWENT	GLOUCESTER	GL18 1ND	968	28-Jun-02
M/S	PHYLLIS MARGARET	THOMSON	MARDON PARK	NEWBURGH	ELLON		AB41 6AR	300	28-Jun-02
MRS	PEGGY	WOODS	19 HILL TOP DRIVE	HARROGATE	NORTH YORKSHIRE		HG1 3BU	242	28-Jun-02
MISS	DENISE	ARTREY	5 BONCHURCH ROAD	NORTH KENSINGTON	LONDON	GREATER LONDON	W10 5SD	240	28-Jun-02
MS	LINDA	BARNETT	74 NAUNTON LANE	CHELTENHAM	GLOS		GL53 7BG	300	28-Jun-02
MISS	JENNET ELIZABETH	MITCHELMO	20 DALE ROAD	SHREWSBURY	SHROPSHIRE		SY2 5TE	2181	28-Jun-02
MISS	JOAN	CROKE	58 TRESTA ROAD	CADDER	GLASGOW		G23 5AB	354	28-Jun-02
MR	ROBERT	GRAHAM	2 TAVISTOCK COURT	HOUGHTON LE SPRING	TYNE AND WEAR		DH4 4UB	556	28-Jun-02
							TOTAL	23901	

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

02 DEC 30 AM 8:54

Return of Allotment of Shar

CHFPO83

1 OF 2

Company Number 4256886

114

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,175	4,311	27,965
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5050 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

.e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,164	39,434	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	324p	389p	

'st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 86,049
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 86,049

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed __________ **Date** __________

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5050 Tel 01903 833393

DX number DX exchange

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	Bal amt 850	EXERCISE DATE
MRS	LOUISE JACKSON	ANDERSON	29 FERRYFIELD	INVERLEITH	EDINBURGH		EH5 2PR	354	17-May-02
MRS	HELEN MARGARET	ANDREWS	12 OAKLAND AVENUE	STOCKTON LANE	YORK		YO3 0BY	354	17-May-02
MR	SAGHEER	ASLAM	56 NEWRY PARK EAST	NEWTON	CHESTER	CHESHIRE	CH2 2AS	2374	17-May-02
M/S	SHEILA	BATTEN	8 BRINKLEY CRESCENT	COLCHESTER	ESSEX		CO4 3ED	240	17-May-02
M/S	DOROTHY	BAXTER	73 HILTON TERRACE	ABERDEEN			AB24 4HB	177	17-May-02
MRS	CELIA	BELCHER	39 OLD WITNEY ROAD	EYNSHAM	WITNEY	OXON	OX8 1PT	838	17-May-02
MR	CHRISTOPHER	BOSWELL	14 LAUREL FARM CLOSE	OLD HEADINGTON	OXFORD	OXON	OX3 9DN	357	17-May-02
MS	ANDROULA	LYSANDROU	23 DARWIN AVE	NEWBOLD	CHESTERFIELD	DERBYSHIRE	S40 4RU	242	17-May-02
MRS	LILIANA	COBBING	106C LONDON ROAD	ENFIELD	MIDDX		EN2 6HX	484	17-May-02
MRS	ENID	CHANDLER	26 CLIFFSIDE	SOUTH SHIELDS	TYNE AND WEAR		NE34 7EZ	177	17-May-02
MR	JOHN	CONNOLLY	6 NORMAN ROAD	THORNEYWOOD	NOTTINGHAM		NG3 6LN	484	17-May-02
MRS	CAROL LOUISE	COX	4 THE DELPH	OFF HOUNDHILL LANE	PURSTON	WEST YORKS	WF7 5AX	1773	17-May-02
MRS	BARBARA	HESLOP	HIGHFIELD	HEUGH HOUSE LANE	HAYDON BRIDGE	NORTHUMBERLAND	NE47 6ND	886	17-May-02
MRS	SHARON ANITA	CUNNINGHAM	BRYN GOSOL BACH	LON BRYN GOSOL	OFF ARFRYN	LLANRHOS CONWY	LL30 1PB	709	17-May-02
MR	CHARLES	CURRIE	19 SPRINGHILL FARM GR	SPRINGHILL PARK	BAILLIESTON	GLASGOW	G69 6GY	177	17-May-02
MRS	RANJAN	DAVE	16 ST MARYS ROAD	LONDON			NW11 9UG	120	17-May-02
M/S	JILL	DAVIES	37 PELHAM ROAD	THELWALL	WARRINGTON	CHESHIRE	WA4 2HF	886	17-May-02
M/S	MARLENE	DAY	14 ARTHUR SKEMP CLOSE	BARTON HILL	BRISTOL		BS5 0BA	60	17-May-02
MRS	CATHERINE TERESA	DINKIN	56 ALDER ROAD	LONGFORD	COVENTRY	WEST MIDLANDS	CV6 7DP	709	17-May-02
M/S	MARIA	D'SOUZA	34 AUDRIC CLOSE	KINGSTON	SURREY		KT2 6BP	709	17-May-02
MRS	DONNA MARIE	ERDIS	86 HAWCOAT LANE	BARROW-IN-FURNESS	CUMBRIA		LA14 5TB	177	17-May-02
M/S	CAROLE	EVANS	44 CADNANT PARK	CONWY	GWYNEDD		LL32 8PE	120	17-May-02
MRS	SUSAN KAY	FANCOURT	22 STOCKHOLM DRIVE	HEDGE END	SOUTHAMPTON	HANTS	SO30 4LJ	709	17-May-02
MRS	LYNN	FARRINGTON	56 HAREWOOD ROAD	ROCHDALE	LANCASHIRE		OL11 5TN	242	17-May-02
MR	RICHARD	FAWDRY	36A GRIMSDELLS LANE	AMERSHAM	BUCKINGHAMSHIRE		HP6 6HH	1435	17-May-02
MISS	JANET MARIE	FLYNN	10 RUSTIC PLACE	SUDBURY AVENUE	SUDBURY	MIDDLESEX	HA0 3BJ	3633	17-May-02
M/S	ADELE	FRANGIAMORE	94 CHURCH LANE	CHESHUNT	HERTS		EN8 0EA	1773	17-May-02
MRS	AVRIL JUNE	FRENCH	3 WALNUT GROVE	REDCAR	CLEVELAND		TS10 3PQ	177	17-May-02
M/S	HEATHER	GIBBONS	102 GARDEN HOUSE ESTATE	CRAWCROOK	RYTON	TYNE AND WEAR	NE40 4PT	60	17-May-02
MISS	ANNE CHRISTINE	GILBERT	37 LADYGROVE	PIXTON WAY FORESTDALE	CROYDON		CR0 9LS	968	17-May-02
MRS	ANN LOUISE	WILSON	37 NIDDERDALE PLACE	BRAMLEY	ROTHERHAM	SOUTH YORKSHIRE	S66 0LF	242	17-May-02
MRS	SUSAN	HART	56 LAWRENCE AVENUE	STANSTEAD ABBOTTS	WARE	HERTFORDSHIRE	SG12 8TY	177	17-May-02
MRS	SUSAN LESLEY	HAYWOOD	58 GLAISDALE ROAD	HALL GREEN	BIRMINGHAM		B28 8PY	709	17-May-02
MRS	SIOBHAN	SCHIAVI	9 SHORTWAY	AMERSHAM	BUCKS		HP6 6AQ	1773	17-May-02
MRS	ANGELA LOIS	HOSEA	2 GLENDINNING PLACE	ALMON LEA	KIRKLISTON	LOTHIAN	EH29 9HG	886	17-May-02
MRS	MARY CATHERINE	HOSIE	10 DUNSMORE ROAD	BISHOPTON	RENFREWSHIRE		PA7 5EL	532	17-May-02
MRS	PHYLLIS JEAN	JALES	26 NORTHUMBERLAND AVENU	HORNCHURCH	ESSEX		RM11 2HL	484	17-May-02
M/S	SUSAN ANN	JAMES	74 CONYBEARE ROAD	SULLY	VALE GLAMORGAN		CF64 5US	1211	17-May-02
M/S	MARILYN	JONES	28 BROOMFIELD DRIVE	MILE OAK	PORTSLADE	EAST SUSSEX	BN4 2YU	354	17-May-02
MRS	TRACEY	JONES	58 LAURA GROVE	PAIGNTON	DEVON		TQ3 2LP	266	17-May-02
MRS	JANETTE MARY	KEEN	14 WAVERLEY CLOSE	HAYES	MIDDLESEX		UB3 4AJ	594	17-May-02
MRS	MARGARET	KEITH	82 BIRKHALL PARADE	ABERDEEN	ABERDEENSHIRE		AB16 5QS	242	17-May-02
MRS	SUSAN ELIZABETH	KNOX	36 ROSLIN PLACE	PARK MEWS	ABERDEEN		AB2 1BG	532	17-May-02
MRS	JOSEPHINE SYLVIA	LEE	22 PEASLAND ROAD	WATCOMBE PARK	TORQUAY	DEVON	TQ2 8NY	1560	17-May-02
M/S	JULIE	LONGSHAW	23 MIDLAND TERRACE	NEW MILLS	HIGH PEAK		SK22 4NL	120	17-May-02
MRS	THERESA ANN	MACGREGOR	448 EDINBURGH ROAD	GLASGOW	LANARKSHIRE		G33 2PW	180	17-May-02
M/S	MARGARET	MCCALLUM	2 FOREST DRIVE	RICKLETON	WASHINGTON	TYNE AND WEAR	NE38 9JD	2422	17-May-02
MRS	TINA MARIA	WARBURTON	102 BERWICK CRESCENT	SIDCUP	KENT		DA15 8HR	354	17-May-02
MISS	BRIDGET ANNE	MCGUIRE	42 TADEMA HOUSE	PENFOLD STREET	LONDON		NW8 8PN	962	17-May-02
MRS	JOAN	MEAD	8 ELMCROFT AVENUE	SIDCUP	KENT		DA15 8NN	709	17-May-02
MRS	WENDY MARGARET	NEALE	40 FROBISHER GREEN	CHELSTON	TORQUAY	DEVON	TQ2 6JH	957	17-May-02
MRS	DIANE	NORTHWAY	32 JENNIFER AVENUE	CASTLETOWN	SUNDERLAND	TYNE AND WEAR	SR5 3BD	419	17-May-02
M/S	LINDA	PAGE	1 LITTLE RUSSETS	HUTTON VILLAGE	BRENTWOOD	ESSEX	CM13 1RR	354	17-May-02

M/S	DOROTHY	PAPWORTH	66 HARKNESS	ROSEDALE WAY	FLAMSTEAD END	CHESHUNT HERTS	EN7 6JY	905	17-May-02
MRS	RITA	PARLE	46 ALBANY ROAD	KENSINGTON	LIVERPOOL		L78R J	354	17-May-02
MRS	SYLVIA ANNE	PAXFORD	244 FELL LANE	KEIGHLEY	W YORKS		BD22 6BZ	484	17-May-02
M/S	JOSEPHINE	PHILLIPS	8 ALLENDALE ROAD	BARNSLEY			S75 1BJ	843	17-May-02
MRS	EILEEN HELEN	PHILPOT	96 STUART ROAD	STOKE	PLYMOUTH	DEVON	PL1 5LP	3633	17-May-02
MISS	FIONA	HOPE	24 HATHAWAY LANE	SHOTTERY	STRATFORD-ON-AVO	WARKS	CV37 9BT	242	17-May-02
MRS	SHEILA GRACE	PREECE	18 WINCHESTER DRIVE	TUFFLEY	GLOUCESTER		GL4 0JE	2225	17-May-02
MRS	EVELYN	REYNOLDS	45 SOWERBERRY CLOSE	CHELMSFORD	ESSEX		CM1 4YB	242	17-May-02
MRS	MARY ELIZABETH	RIDGEWAY	18 OVERSTRAND	ASTON CLINTON	AYLESBURY	BUCKS	HP22 5NB	1773	17-May-02
MR	DIRK PERRAN	SCOTT	1 WARNER ROAD	HILLSBOROUGH	SHEFFIELD	S YORKS	S64F U	484	17-May-02
M/S	JANET	SCOTT	17 DENNIS DRIVE	CHESTER	CHESHIRE		CR4 7RG	886	17-May-02
M/S	CAROL	SEDDON	32 ALMOND AVENUE	LEAMINGTON SPA	WARWICKSHIRE		CV32 6QD	2161	17-May-02
MISS	JOYCE	SEYMOUR	29 ASHFIELD DRIVE	OVENDEN	HALIFAX	WEST YORKSHIRE	HX3 5PQ	2422	17-May-02
MRS	ELIZABETH	SHEPPARD	11 LYNEHAM ROAD	BICESTER	OXON		OX26 4FN	177	17-May-02
MRS	JULIA HELEN	SLADE	80 CHESTER DRIVE	NORTH HARROW	MIDDLESEX		HA2 7PY	726	17-May-02
MR	STEPHEN LESLIE	SPEARMAN	3 JOHNSMITH AVENUE	ROTHWELL	NORTHANTS		NN14 6DN	60	17-May-02
MRS	NORMA ELAINE	STEPHENS	ANCARVA	WHEAL ANNA	GOONHAVERN	TRURO	TR4 9NU	835	17-May-02
MRS	MAUREEN	STONE	FOX WALK COTTAGE	DUNNSHEATH	SHREWSBURY	SHROPSHIRE	SY4 3HY	361	17-May-02
MRS	ELAINE MARGARET	STUTHRIDGE	15 LANKERS DRIVE	NORTH HARROW	MIDDX		HA2 7PA	886	17-May-02
MRS	PAMELA JOAN	STYLES	1 ALFREDA COURT	KINGSLAND ROAD	WHITCHURCH	CAEDIFF	CF4 2EL	354	17-May-02
MRS	SALLY ANNE	TARBARD	27 ADELAIDE GARDENS	CHADWELL HEATH ROMFORI	ESSEX		RM6 6SS	354	17-May-02
MRS	ANDRENA	TAYLOR	THE THIMBLE	THE STREET	LITTLE WALTHAM	CHELMSFORD ESSEX	CM3 3NT	354	17-May-02
MRS	JUNE	TAYLOR	248 ACKLAM ROAD	ACKLAM	MIDDLESBROUGH	CLEVELAND	TS5 8AA	886	17-May-02
M/S	SUSAN	TAYLOR	17 COLD EAST CLOSE	SARISBURY GREEN	NR SOUTHAMPTON	HANTS	SO31 7AN	709	17-May-02
MRS	SUZANNE MARIE	TOBIN	9 TIPTREE ROAD	RUISLIP	MIDDX		HA4 0EW	242	17-May-02
M/S	SHEELAGH BERENICE	TOWNLEY	24 HIGH STREET	ILCHESTER	SOMERSET		BA22 8NH	443	17-May-02
MRS	DIANE	SIMPSON	1 SUNNY BANK	WILSON ROAD	WYKE	BRADFORD	BD12 9HH	354	17-May-02
MRS	MARGARET ELIZABET	WALLACE	38 MOUNT LOOCKHART	UDDINGSTON	GLASGOW		G71 7TQ	2783	17-May-02
MRS	VALERIE	RICHARDS	26 GRANGE ROAD	WEST CROSS	SWANSEA		SA3 5ES	242	17-May-02
M/S	BRENDA	WATSON	47 SOUTHFIELDS WAY	SOUTHBOROUGH	TUNBRIDGE WELLS	KENT	TN4 0AU	1557	17-May-02
MRS	ANNE	WEDD	101 BARKWAY ROAD	ROYSTON	HERTFORDSHIRE		SG8 9DR	177	17-May-02
MRS	LYNNE	WHALLEY	16 KEATS DRIVE	RODE HEATH	STOKE ON TRENT	STAFFORDSHIRE	ST7 3TP	177	17-May-02
M/S	SHIRLEY	WHEWELL	LYNDON HOUSE	WESTWOOD DRIVE	ALLENTON	DERBY	DE24 9AR	1211	17-May-02
MRS	JEAN	WILLIAMS	45 WASHFORD ROAD	MEOLE BRACE	SHREWSBURY		SY3 9HR	532	17-May-02
MR	LAWRENCE MICHAEL	WILLIAMS	10 RUBENS STREET	CATFORD	LONDON		SE6 4OH	532	17-May-02
MRS	MARGARET	WILSON	125 MEADOWBURN	BISHOPBRIGGS	GLASGOW		G64 3LU	354	17-May-02
M/S	JUNE KATHLEEN	GALLAGHER	34 LYNDHURST DRIVE	HARPENDEN	HERTS		AL5 5RJ	180	17-May-02
M/S	AMANDA PATRICIA	LOWE	37 DOVECOTE ROAD	HILLTOP	EASTWOOD		NG16 3EY	180	17-May-02
MR	ALAN GORDON	HAND	10 SMITHY CLOSE	NESS	NESTON	MESEYSIDE	CH64 4BD	481	17-May-02
MRS	JUDITH	BENJAMIN	FLAT B	4 SALISBURY AVENUE	LONDON	TYNE AND WEAR	N33A G	709	17-May-02
MRS	PAULINE ALISON	AKERS	4 CROOME CLOSE	HEREFORD	HEREFORDSHIRE		HR1 1UY	2834	17-May-02
MR	MATTHEW CHRISTOP	DOBSON	160 SOUTHFIELD ROAD	LONDON			W41A N	605	17-May-02
MRS	WILMA	HARRISON	TOR COTTAGE	KNOB FIELD	ABINGER HAMMER	DORKING	RH5 6RJ	532	17-May-02
MISS	ADARSH BELLA	GUPTA	89 BALMORAL DRIVE	HAYES	MIDDLESEX		UB4 0DB	3261	17-May-02
MRS	JULIE ELAINE	PHILLIPS	31 WOODSIDE AVENUE	CHISLEHURST	KENT		BR7 6BX	601	17-May-02
MRS	KATHLEEN PATRICIA	KELSO	BALLAOATES COTTAGE	EAST BALDWIN	DOUGLAS	ISLE OF MAN	IM4 5EN	3547	17-May-02
MRS	SUSAN MARY	REYNOLDS	25 HAMILTON ROAD	LONDON			NW10 1NS	724	17-May-02
MRS	LINDA	KATTE	67 BEEDELL AVENUE	WESTCLIFF-ON-SEA	ESSEX		SS0 9JR	886	17-May-02
MRS	FLORA MARGARET B/	MAUNG	26 HUTCHISON DRIVE	BEARSDEN	GLASGOW	LANARKSHIRE	G61 2JT	594	17-May-02
MRS	TRACEY JANE	HERITAGE	3 GRASSHOPPER AVENUE	WORCESTER	WORCESTERSHIRE		WR5 3TB	240	17-May-02
MRS	ADRIANA	STRINGER	37 STOUGHTON AVENUE	SUTTON	SURREY		SM3 8PH	601	17-May-02
MRS	JEAN MARGARET	FOREMAN	17 ABBESS CLOSE	CHELMSFORD	ESSEX		CM1 2SE	481	17-May-02
MRS	CAROL	HUTCHINGS	51 DENHAM CRESCENT	MITCHAM	SURREY		CR4 4LZ	709	17-May-02
MRS	BARBARA	GILMORE	9 BRACKENRIDGE GREEN	CARRICKFERGUS	COUNTY ANTRIM		BT38 8FP	481	17-May-02

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



88(2)

02 DEC 30 AM 8:51

Return of Allotment of Shares

CHFPO83

1 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	423	25,127	5,944
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	322p	324p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
for companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** ______________

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5126 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
L .e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,847		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	389p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 44,341
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 44,341

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________________ **Date** ________________

A director / secretary / administrator / ~~administrative receiver~~ / ~~receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5126 Tel 01903 833393

DX number DX exchange

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	Bal amt 850
M/S	CHRISTINE	AITKEN	27 LEYTHE ROAD	ACTON	LONDON		W38A W	242
MRS	MAUREEN ANN	ALDRED	16 WINDERMERE WAY	BURNHAM	SLOUGH	BERKS	SL1 6EL	177
MRS	SUZANNE	ALLEN	21 HORNCOP LANE	KENDAL	CUMBRIA		LA9 4SR	886
MRS	JACQUELINE	ARMSTRONG	76A PARSONAGE MANORWAY	BELVERDERE	KENT		DA17 6LL	709
MRS	HAYLEY SARAH	ASKEW	7 LAMBS LANE	COTTENHAM	CAMBS	CAMBRIDGE	CB4 4TB	242
M/S	MONIQUE	BENNETT	402 SOUTHBOROUGH LANE	BROMLEY	KENT		BR2 8BH	242
MISS	ROSEMARY ELIZABETH	BLACK	6 MAYPOLE ROAD	OLDBURY	WARLEY	WEST MIDLANDS	B68 0HL	2422
M/S	BELINDA	BLIGHT	7 GERRANS HILL	PORTSCATHO	TRURO	CORNWALL	TR2 5EE	237
MRS	MARY CHRISTINE	BREMNER	5 SMITHFIELD	CULBOKIE	ROSS-SHIRE		IV7 8JN	242
M/S	JENNIFER	BRITNELL	35 VAUGHAN AVENUE	THORPE BAY	ESSEX		SS2 4UE	1211
MR	MATTHEW LAWRENCE	CALLAGHAN	52 MITCHELMORE ROAD	YEOVIL	SOMERSET		BA21 4BA	354
MRS	MARGARET FRANCIS	CAMPBELL	78 GLEBE AVENUE	HARROW	MIDDLESEX		HA3 9LF	709
MRS	JEAN MAUREEN	CARIELLO	1 VELDA CLOSE	LOWESTOFT	SUFFOLK		NR33 9JH	484
MRS	ANN	CAVANAGH	28 EXFORD DRIVE	BREIGHTMET	BOLTON	LANCS	BL2 6TB	242
MRS	BARBARA ANN	CHURCH	33 SOUTH LANE	NEW MALDEN	SURREY		KT3 5HX	886
M/S	PAULA	CLARKE	16 TALLAND AVENUE	COUTHOUSE GREEN	COVENTRY	WEST MIDLANDS	CV6 7NX	242
M/S	JOSEPHINE	CLAY	YEW TREE HOUSE	11 THE MOUNT	NEWCASTLE ROAD	CONGLETON	CW12 4FD	601
MRS	SHIRLEY ANN	COLLINS	9 OBAN WAY	NEWTON FARM	HEREFORD		HR2 7EZ	484
MISS	GERALDINE ANNE	CONNOLLY	97 GOWRIE ROAD	LAVENDER HILL	LONDON		SW11 5PH	605
M/S	MARCELA	COWLAND	25 SOUTHFIELD AVENUE	WATFORD	HERTS		WD24 7DX	484
MRS	ALISON ELIZABETH	COX	69 HAMSTERLY PARK	SOUTHFIELDS	NORTHAMPTON	NORTHANTS	NN3 5DX	354
MR	TIMOTHY JOHN	CULLEN	30 SCARLETT STREET	BURNLEY	LANCS		BB11 4LQ	484
MRS	MELANIE JAYNE	CUNNINGHAM	46 CASTLEBAR ROAD	EALING	LONDON		W52D D	601
MRS	ANGELA	DONAWA	106 TANGMERE DRIVE	LORDSHILL	SOUTHAMPTON	HANTS	SO16 8GZ	177
M/S	JANETTE	DRUMMOND	4 THORN DRIVE	HIGH BURNSIDE	RUTHERGLEN	GLASGOW	G73 4RH	484
MRS	MARGARET	DUNBAR	OAK COTTAGE	HORSLEY LANE	PECKFORTON	CHESHIRE	CW6 9TP	361
MRS	ANNE MAUREEN	FEARN	33 SPEY WAY	RISE PARK	ROMFORD	ESSEX	RM1 4YS	532
M/S	VALERIE	FISHER	30 SOLE FARM AVENUE	GREAT BOOKHAM	LEATHERHEAD	SURREY	KT23 3DE	242
MRS	PATRICIA	FRAMPTON	36 BROADLEIGH WAY	WISTASTON	CREWE	CHESHIRE	CW2 6TT	242
M/S	CLARE	GREEN	109 MORTHEN ROAD	WICKERSLEY	ROTHERHAM	SOUTH YORKSHIRE	S66 0DX	177
MRS	LINDA JANE	GREENSITT	76 CHURCHGATE	CHURCHTOWN	SOUTHPORT	MERSEYSIDE	PR9 7JF	242
MRS	JANET MARGARET	HACKETT	52 CINDERHILL LANE	SCHOLAR GREEN	STOKE ON TRENT	STAFFORDSHIRE	ST7 3HR	354
MISS	JOAN GOURLAY	HALLEY	68 SELWORTHY HOUSE	BATTERSEA CHURCH I	LONDON		SW11 3NG	484
M/S	MARGARET	HAMILTON	6 ST MAWES AVENUE	WILFORD	NOTTINGHAM		NG11 7BW	968
MISS	CLARE LOUISE	HARROLD	27 HOWARD STREET	CONNAHS QUAY	DEESIDE	CLWYD	CH5 4QQ	120
MRS	MICHELLE	BURKE	31 GREGSON ROAD	MOORLANDS	LANCASTER		LA1 3DH	177
MRS	EDITH	HEYS	84 SHAW HALL BANK ROAD	GREENFIELD	OLDHAM	LANCASHIRE	OL3 7LE	484
M/S	CAROLINE	HOGAN	21 SHROPSHIRE CLOSE	PRIORY GRANGE	PRIORY ROAD	HULL	HU5 5UG	300
M/S	HAYLEY LOUISE	HOOKER	157 MOORFIELD AVENUE	DENTON	MANCHESTER		M34 7TU	297
M/S	MARGARET	HUDSON	1 BARROWBY ROAD	AUSTHORPE	LEEDS	WEST YORKSHIRE	LS15 8QL	357
M/S	DEBORAH	HULATT	11 HARRINGTON DRIVE	BEDFORD			MK41 8DB	177
M/S	DAWN	JAMES	46 CLAY HILL ROAD	BASILDON	ESSEX		SS16 5DX	354
MRS	JANET	JONES	PEAR TREE COTTAGE	LLANFAENOR	NR NEWCASTLE	MONMOUTHSHIRE	NP25 5NF	242

M/S	DIANE	KETT	57 GOSDEN HILL ROAD	BURPHAM	GUILDFORD	SURREY	GU4 7JB	120
MR	DONALD	LASHLEY	38 MERRITT GARDENS	CHESSINGTON	SURREY		KT9 2GJ	177
MRS	BEVERLEY	NOBLE	18 MANOR TERRACE	WINLATON MILL	BLAYDON	TYNE AND WEAR	NE21 6SE	484
MRS	CHRISTINE ANN	MACDONALD	56 PRIEST MEADOW CLOSE	ASTWOOD PARK	ASTWOOD BANK	WORCESTERSHIRE	B96 6HT	726
M/S	SUZANNE	MCBEACHY	34 WILLOUGHBY CLOSE	GREAT BARFORD	BEDFORD	BEDS	MK44 3LD	482
MRS	KATHLEEN SHIRLEY	MEAD	36 RICHMOND DRIVE	GLEN PARVA	LEICESTER		LE2 9TJ	532
MRS	DEIRDRE MARY	MOGFORD	13B ANGLES	LONDON			SW16 2UU	726
MRS	ANNE	MORGAN	37 DENHAM WALK	CHAPEL HOUSE	NEWCASTLE UPON TYNE		NE5 1JD	120
M/S	PAMELA JAYNE	MULLINS	123 MILL LANE	EARL SHILTON	LEICESTERSHIRE		LE9 7AY	242
MR	SCOTT	MUNCASTER	23 BURROWS CLOSE	PENN	BUCKS		HP10 8AR	726
MRS	JOANNE	BAUGHEN	2 FAIRPIECE COTTAGES	WHERWELL	ANDOVER	HAMPSHIRE	SP11 7JD	709
MRS	SUSAN	NICHOLSON	43 MILLCROFT	WHITECLOSEGATE	CARLISLE	CUMBRIA	CA3 0HZ	177
M/S	CHRISTINE	ORRIS	20 DE HAVILLAND CLOSE	HAWKINGE	FOLKESTONE	KENT	CT18 7FE	242
MRS	ANNE ELIZABETH	OUGHTON	19 DOUGLAS CLOSE	CHAFFORD HUNDRED	GRAYS	ESSEX		726
MRS	JEANETTE	PEERS	107 ARTHUR STREET	SWINTON	MANCHESTER		M27 0JZ	240
M/S	VALERIE	QUAIL	47 ROSEVALE MEADOWS	MOIRA ROAD	LISBURN	CO ANTRIM	BT28 1JF	422
M/S	JAYNE	RADFORD	109A TOWNGATE	CLIFTON	RIGHOUSE	WEST YORKSHIRE	HD6 4HP	443
M/S	MAVIS	ROBINSON	200 HIGH STREET	HARLINGTON	MIDDX		UB3 5DP	361
M/S	NICOLA	RUSHTON	47 CHURCH STREET	TOVIL	MAIDSTONE	KENT	ME15 6RB	1370
M/S	JACQUELINE	SCOTT	REDWOOD	1 SHERRINGTON DRIVI	ORCHARD GLADE	HEREFORD	HR4 9XD	242
MISS	JANICE PATRICIA	SQUIBB	52 ELMHURST ROAD	FAREHAM	HAMPSHIRE		PO16 0PT	6055
M/S	ANN	STAMP	BEECHDALE	STRATHNORE ROAD	ROWLANDS GILL	TYNE AND WEAR	NE39 1JB	242
M/S	MARJORIE	STEWART	18 ROBERT TEMPLETON DRIVE	CAMBUSLANG	GLASGOW		G72 7NE	886
M/S	JOANNE	STOCKFORD	14 ASHCROFT CRESCENT	FAIRWATER	CARDIFF		CF5 3RN	484
MR	GARY	STONE	85 STEVENHOLME CRESCENT	BESTWOOD PARK EST	NOTTINGHAM		NG5 5JU	314
M/S	MICHELLE	STONES	39 PALGRAVE ROAD	PARSON CROSS	SHEFFIELD	SOUTH YORKSHIRE	S58G S	354
MRS	SUZANNE CLARE	STONES	3 THE AVENUE	BIRSTALL	BATLEY	WEST YORKSHIRE	WF17 9PP	242
MISS	ALLISON	TENNANT	1 HILLSIDE GARDENS	SHIELD ROW	STANLEY	CO DURHAM	DH9 0HD	242
MRS	SUSAN HILARY	THOMSON	32 BROAD STREET	TRURO	CORNWALL		TR1 1JD	240
MR	CHRISTOPHER JOHN	TURNER	2 KINGSWAY COTTAGES	LENHAM ROAD	KINGSWOOD	MAIDSTONE	ME17 1LZ	709
M/S	HAZEL	WICKINGS	93 WICKHAM CHASE	WEST WICKHAM	KENT		BR4 0BQ	177
MRS	FIONA MARY	KNOX	9 NEWFIELDS	WELWYN GARDEN CIT	HERTS		AL8 6YS	240
M/S	KERRY SAMANTHA	ROBSON	1 PALMER GARDENS	WARDLEY	TYNE AND WEAR		NE10 8BH	240
MISS	JENNIFER	LARNER	54 HOLMESDALE ROAD	BROMLEY	KENT		BR2 9LD	120
MRS	RITA	PONTING	56 BRATCH LANE	WOMBOURNE	WOLVERHAMPTON	WEST MIDLANDS	WV5 9AB	240
MRS	JENNIFER	SYKES	3 THE OAKS	MAES YR YSGOL	CHIRK	WREXHAM	LL14 5NN	300
MRS	HEATHER JULIE	LOVELL	56 ANGELICA GARDENS	HORTON HEATH	EASTLEIGH	HAMPSHIRE	SO50 6OP	240
MRS	EILEEN	MORRISON	16 SCOTIA ROAD	STONEYCROFT	LIVERPOOL		L13 6QJ	354
MRS	JULIE ANN	BUCKLAND	20 PINE AVENUE	WEST WICKHAM	KENT		BR4 0LW	605
MRS	ANGELA ELIZABETH	WILSON	15 LEICESTER ROAD	ANSTEY	LEICESTER	LEICESTERSHIRE	LE7 7AT	709
MISS	SHARON ANNE	COLLERY	36 KITTIWAKE WAY	HAYES	MIDDLESEX		UB4 9TG	240
MISS	LOUISE JACKIE	POVEY	4 KENNARD HOUSE	FRANCIS CHICHESTER	LONDON		SW11 5HU	120
MRS	MARGARET JUNE	RIDGEWELL	85 RUPERT AVENUE	HIGH WYCOMBE	BUCKINGHAMSHIRE		HP12 3NF	663
MR	PAUL ANDREW	MORGAN	5 MAYFAIR AVENUE	TWICKENHAM	MIDDLESEX		TW2 7JG	242
MRS	CATHERINE JOY	WEAVER	18 CROWHURST DRIVE	LEICESTER	LEICESTERSHIRE		LE3 2UJ	242

MR	JONATHON	LOVETT	32C EDBROOKE ROAD	LONDON	W92D G	423
MS	TRACEY	TILBURY	FLAT 2	55 PRINCE DALE ROAD LONDON	W11 4NP	240
					TOTAL	**44341**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


02 DEC 30


88(2

116

Return of Allotment of Shar

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ɟ or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,321	3,552	7,021
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5178 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shar[es]

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

D[at]e or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,005	1,744	532
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	324p	330p	389p

[Li]st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

[C]ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
[Fo]r companies registered in England and Wales

[Co]mpanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
[Fo]r companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,175
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 22,175

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______ **Date** ______

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5178 Tel 01903 833393

Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Post cd	Bal amt 851	Allotment date
MISS	SUZANNE	AARONS	10 BARNVIEW LODGE	29 COLLEGE ROAD	HARROW WEALD	MIDDLESEX	HA3 6EH	993	07-Jun-02
MR	NICHOLAS SIMON	AGER	BURNHAM HOUSE	96 HIGH ST	KETTON	LEICESTER	PE9 3TE	2484	07-Jun-02
MRS	SUSAN	BARRETT	14 QUEENS DRIVE	PUDSEY	LEEDS	WEST YORKSHIRE	LS28 7HL	120	07-Jun-02
MRS	BRENDA ANN	BURLING	9 HUNTERS REACH	BRADWELL VILLAGE	MILTON KEYNES	BUCKS	MK13 9BT	242	07-Jun-02
MRS	LUZ O MAIRA	CONNOLLY	60A GRAFTON ROAD	LONDON			NW5 3DY	361	07-Jun-02
MRS	EILEEN BRIDGIT	CROWTHER	22 CLOUGH DRIVE	HOWDEN CLOUGH	BIRSTALL	BATLEY	WF17 0HP	484	07-Jun-02
MRS	LORRAINE MARGARET	DICKEY	15 RIGBY ROAD	MAGHULL	MERSEYSIDE		L31 8AY	242	07-Jun-02
MR	ADRIAN FRANK	DUST	44 HIGHFIELD ROAD	TWYN	GARNANT	AMMANFORD	SA18 1JL	363	07-Jun-02
MRS	BEVERLEY MARGARET	GRIFFITHS	21 BURNS STREET	NARBOROUGH	LEICESTER		LE9 5EA	532	07-Jun-02
MRS	RITA MARGARET	HAYTER	33 YEARLING CLOSE	GREAT AMWELL	WARE	HERTFORDSHIRE	SG12 9XP	3869	07-Jun-02
M/S	MARGARET	HEALEY	15 ANNESLEY DRIVE	SHIRLEY	CROYDON	SURREY	CR0 8QX	605	07-Jun-02
M/S	ELIZABETH	HORN	31 MERKLAND DRIVE	KIRKINTILLOCH			G66 3PG	218	07-Jun-02
M/S	MARIE	HUNTER	34 LOMBARD AVENUE	LISBURN			BT28 2UP	484	07-Jun-02
MISS	CHERYL MICHELLE	KUCZYNSKI	12 TEMPLE GROVE	LONDON			NW11 7UA	3633	07-Jun-02
M/S	PAMELA	MAYHEW	85 HAWTHORN ROAD	HORNSEY	LONDON		N87L Y	484	07-Jun-02
M/S	ANNE WINIFRED	NIGHTINGALE	54 BRADSTOCK ROAD	STONELEIGH	EPSOM	SURREY	KT17 2L6	436	07-Jun-02
MRS	GWENDOLINE HELENE	PHILLIPS	ST ILLTYDS	LLANMADOC	NORTH GOWER	SWANSEA	SA3 1DE	120	07-Jun-02
M/S	VALERIE	RILEY	11 SOLENT PLACE	EVESHAM	WORCESTERSHIRE		WR11 3FB	843	07-Jun-02
M/S	CAROL	SLADE	HELENSLEA	DENNY ROAD	HEAD OF MUIR	DENNY	FK6 5LJ	242	07-Jun-02
M/S	KATHLEEN	WINDER	21 CONISTON DRIVE	KENDAL	CUMBRIA		LA9 6LE	120	07-Jun-02
M/S	MELISSA	RHYMES	TANNERS COTTAGE	2 FINKLE STREET	KNARESBOROUGH	NORTH YORKSHIRE	HG5 8AA	120	07-Jun-02
MRS	KAREN MARY	BLACK	8 RUSHMOOR CLOSE	SUTTON COLDFIELD	WEST MIDLANDS		B74 2PW	601	07-Jun-02
MISS	SARAH	HANSFORD	28 VANTORTS ROAD	FOWBRIDGEWORTH	HERTS		CM21 9NB	361	07-Jun-02
MS	ROSEMARY	BUAPIM	21A ROWLEY WAY	ABBEY ROAD	LONDON		NW8 0SQ	120	07-Jun-02
MISS	GWEN	MCALEER	15 RIGLANDS GATE	INCHINNAN ROAD	RENFREW		PA4 8NZ	120	07-Jun-02
MRS	JANET	PORTER	14 HOMELEA CLOSE	FARNBOROUGH	HANTS		GU14 8HH	1394	07-Jun-02
MISS	JOAN	CROKE	58 TRESTA ROAD	CADDER	GLASGOW		G23 5AB	361	07-Jun-02
MR	ROGERIO SANCHES	MOREIRA	4A WESTBOURNE DRIVE	LONDON			SE23 2UP	2223	07-Jun-02
							TOTAL	22175	

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



02 DEC 30 AM 8:3

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,175	2,220	48,896
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	322p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5094 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



25
88(2

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	23,295	2,610	64,341
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	324p	330p	389p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 142,537
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 142,537

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date ____________

A director / secretary / administrator / ~~administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5094 Tel 01903 833393

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS





88(2)

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	16	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	28,393		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	329p		

.st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (DEREK HAYES) Address 12 TOKENHOUSE YARD LONDON CREST ID 142CN DESIG : ESOS UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 28,393
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 28,393

Please enter the number of continuation sheet(s) (if any) attached to this form :

PB

Signed [signature] **Date**

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

ESP/EXB/LS5817 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



02 DEC 30 AM 8:05
(119)
88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	43,465	1,466	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	329p	341p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (James Benfield)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	44,931
LONDON CREST ID 142CN DESIG : ESOS		
UK Postcode E C 2 R 7 A N		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	**TOTAL**	**44,931**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ Date ______________

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LB5805 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS


88(2

02 DEC 30 AM 8:45

Return of Allotment of Share

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	22	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	23,891	151,888	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	329p	358p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (DESIG:ESOS / PART ID: 142CN) Address 12 TOKENHOUSE YARD LONDON UK Postcode EC2R 7AN **(FOR THE PARTICIPANTS LISTED BELOW)**	Class of shares allotted ORDINARY	Number allotted 175,779
Names MS.SHEILAGH BROWN — 8379 shares at 358p MR.BARRY SIMON MORRIS — 33519 shares at 358p MR.PHILLIP ALBERT KENT — 76471 shares at 358p MR.MICHAEL JOHN CONNOLLY — 33519 shares at 358p; 23891 shares at 329p Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**175,779**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10-4-02

A director / secretary / ~~administrator~~ / administrative ~~receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LB/5648 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SJ 2961 5754 1GB

02 DEC 30

88(2)

121

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35,823	50,774	38,267
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	329p	341p	358p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0874 13/06/02
COMPANIES HOUSE 23/04/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (DESIG:ESOS / PART ID:142CN)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	124,864
LONDON		
UK Postcode EC2R 7AN		
(FOR THE PARTICIPANTS LISTED BELOW)		
Name MR.PAUL RONALD KEMP — 19273 shares at 358p MR.DAVID FRANCIS — 18994 shares at 358p MR.JOSEPH THOMAS ROWE — 35823 shares at 324p; 50774 shares at 341p	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	**TOTAL**	**124,864**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10-4-02

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LB/5660	Tel 01903 833147
DX number	DX exchange


Companies House
for the record

Bulk List. (122)

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4256886
Company name in full	MARKS AND SPENCER GROUP P.L.C.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	19 03 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	B SHARES	
Number allotted	2305837279	2848387227	
Nominal value of each share	245 PENCE	70 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	245 PENCE	70 PENCE	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

ISSUED PURSUANT TO SCHEME OF ARRANGEMENT OF MARKS AND SPENCER P.L.C. DATED 29TH JANUARY, 2002

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE BULK LIST ON ENCLOSED CD Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/3/02

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY,
ONE BUNHILL ROW, LONDON EC1Y 8YY
(AGR/NGG) Tel 020 7600 1200
DX number 11 DX exchange CDE

FORM ML8/1 CDROM X2/FICHE



BULK LIST OF ALLOTMENT OF SHARES

A BULK LIST OF ALLOTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 4256886


SECRETARIAT

(123)

353

Please complete in typescript, or in bold black capitals.

Register of members

CHFP029 **Company Number** 4256886

Company Name in full MARKS AND SPENCER GROUP P.L.C.

The register of members is kept at:

NOTE:
The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case *of a register in existence* on 1 July 1948 at all times since then) been *kept at the registered* office.

Address LLOYDS TSB REGISTRARS
THE CAUSEWAY

Post town WORTHING

County / Region WEST SUSSEX Postcode BN99 6DA

Signed [signature] **Date** 19/4/02

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E HINDS
MICHAEL HOUSE, BAKER ST. LONDON
W1U 8EP Tel 020 7268 4547
DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised March 1995

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS



124
88(2)

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	43,720	12,093	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	215p	404p	

...st the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (RICHARD PARKER) Address 12 TOKENHOUSE YARD LONDON . CREST ID 142CN DESIG : ESOS UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 55,813
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **55,813**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19-4-02

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5787 Tel 01903 833393

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


120

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	09	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	47,447		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	329p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name CAZENOVE NOMINEES LIMITED Address 12 TOKENHOUSE YARD LONDON DESIG :ESOS PART ID :142CN RE: CLARE FREEMAN ANDREW MOORE UK Postcode EC2R 7AN	ORDINARY	47,300
Name MR SIMON JOHN SACHER Address 16 CLIFTON VILLAS LONDON UK Postcode W9 2PH	ORDINARY	147
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	47,447

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed PBe [signature] **Date** 19-4-02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/AB123/3212 Tel 01903 833212

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS



88(2)

02 DEC 30 AM 8:05

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	11	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,374		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	329p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 22/04/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (MS.CAROLE O'BEIRNE) Address 12 TOKENHOUSE YARD LONDON (PART ID 142CN DESIG : ESOS) UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 18,374
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**18,374**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____ Date 19-4-02

A director / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LB5795 Tel 01903 833147

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 DEC 30 AM 8:05

Return of Allotment of Shares

CHFP083

127

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,804		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	329p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (Mr.Stephen Roberts)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	12,804
LONDON CREST ID 142CN DESIG : ESOS		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	**TOTAL**	**12,804**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

PP

Signed [signature] **Date** 19.4.02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LB/5804 Tel 01903 833147


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

128

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year
Date of appointment	0 2	0 4	2 0 0 2
†Date of Birth	0 1	0 4	1 9 4 8

Appointment as director X   as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR   *Honours etc

Notes on completion appear on reverse.

Forename(s) PAUL

Surname MYNERS

Previous Forename(s)   Previous Surname(s)

Usual residential address 16 WALTON STREET

Post town LONDON   Postcode SW3 1RE

County / Region   Country ENGLAND

†Nationality BRITISH   †Business occupation DIRECTOR

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 12-4-02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 12/4/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728   DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

BANK OF NEW YORK

FINANCIAL REPORTING COUNCIL

GARTMORE GLOBAL TRUST PLC

GARTMORE MONTHLY INCOME TRUST PLC

GUARDIAN MEDIA GROUP PLC

MM02

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

(129)

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	10	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,813	8,379	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	215p	358p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (PHILIP KENT) Address 12 TOKENHOUSE YARD LONDON CREST ID 142CN DESIG : ESOS UK Postcode	Class of shares allotted ORDINARY	Number allotted 24,192
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**24,192**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15-4-02

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/LS5769 Tel 01903 833393


PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

02 DEC 30 AM 8:05

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

139

Shares allotted (including bonus shares): **Page 1 of 2**

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	81,395	9,118	1,921
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	358p	329p	341p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

PBe

Signed [signature] **Date** 15-4-02

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXBCF5744/3147 TEL NO: 01903 833147

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 DEC 30

Return of Allotment of Shares

(131)

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares): **Page 2 of 2**

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44,270		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	358p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED Address 12 TOKENHOUSE YARD LONDON PART ID : 142CN DESIG : ESOS UK Postcode E C 2 R 7 A N	Class of shares allotted ORDINARY	Number allotted 136,704
Name RE : MR NIGEL ROY WHINNETT Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 136,704

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

PBe [signature]

Signed [signature] **Date** 15-4-02

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXBCF5744/3147 TEL NO: 01903 833147

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)


02 DEC 30

Return of Allotment of Shares

132

CHFPO83

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,224		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	329p		

t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

10/04/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name CAZENOVE NOMINEES LIMITED Address 12 TOKENHOUSE YARD LONDON PART ID 142CN DESIG ESOS UK Postcode EC2R 7AN	ORDINARY	19,224
Name MS ROSEMARY DAVIS Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	19,224

Please enter the number of continuation sheet(s) (if any) attached to this form :

P.Be [signature]

Signed [signature] **Date** 15-4-02

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/HB/Ex5757 Tel 01903 833874



The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association



(Adopted by special resolution passed on 22nd January, 2002)

of

Marks and Spencer Group p.l.c. 4256886

PRELIMINARY

Table A

1. The regulations in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

Definitions

2. In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

Words	Meanings
"Act"	means the Companies Act 1985;
"address"	in relation to electronic communications, includes any number or address used for the purposes of such communications;
"these Articles"	means these articles of association as from time to time altered and the expression **"this article"** shall be construed accordingly;
"the board"	means the board of directors from time to time of the Company or the directors present at a meeting of the directors of which a quorum is present;
"certificated share"	means a share which is not an uncertificated share;
"electronic communication"	means the same as in the Electronic Communications Act 2000
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic

communication for the purpose of establishing the authenticity or integrity of the communication;

"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"member"	means a member of the Company;
"month"	means a calendar month;
"Office	means the Registered Office of the Company for the time being;
"paid"	means paid or credited as paid;
"participating class"	a class of shares title to which is permitted by an Operator (as defined by the Uncertificated Securities Regulations) to be transferred by means of a relevant system;
"Register"	means the register of members of the Company;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with it terms;
"Seal"	means the Common Seal of the Company;
"Securities Seal"	means an official seal kept by the Company by virtue of Section 40 of the Act;
"the Statutes"	means the Act and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the Company;
"the Uncertificated Securities Regulations"	means the Uncertified Securities Regulations 1995 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations;
"Transfer Office"	means the place where the Register is situate for the time being

"uncertificated share"	means a share of a class which is for the time being a participating class title to which is recorded on the register as being held in uncertificated form;
"United Kingdom"	means Great Britain and Northern Ireland; and
"year"	means a calendar year.

The expressions "**debenture**" and "**debenture-holder**" shall respectively include "**debenture stock**" and "**debenture stockholder**".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**Secretary**" shall include any person appointed by the directors to perform any of the duties of the Secretary including, but not limited to, a Joint, Assistant or Deputy Secretary.

All such of the provisions in these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

Words denoting the singular shall include the plural and *vice versa*. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

References to a document being signed or to signature include references to it being executed under hand or under seal or by any other method and, in the case of electronic communication, are to its bearing an electronic signature.

References to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion.

References to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature.

Headings are included only for convenience and shall not effect meaning.

3. Form of resolution

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provisions of these Articles.

Subject to the Statutes, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph, references to in writing include the use of electronic communication, subject to such terms and conditions as the board may decide.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the Company at the date of adoption of these Articles is £10,080,050,000, divided into 3,200,000,000 ordinary shares of 245 pence each (the "**Ordinary Shares**"), 3,200,000,000 B shares of 70 pence each (the "**B Shares**"), and 50,000 preferred non-voting redeemable shares of £1 each (the "**Redeemable Preference Shares**") (together, the "**Shares**").

Rights Attaching to Authorised Share Capital

4A. *(A)* *Ordinary Shares*

(i) Subject to the superior rights of any other classes of shares that may be issued by the Company, the rights attaching to Ordinary Shares as regards participation in the profits and assets of the Company shall be as follows:

(a) the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of Ordinary Shares; and

(b) on a return of assets on a winding up, the assets of the Company available for distribution among the members shall be applied in repaying to the holders of Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

(ii) Other rights attaching to Ordinary Shares are set out in the other provisions of these Articles.

(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares.

(B) B Shares

(i) The B shares shall not carry any rights except as set out in this sub-article (B).

(ii) In this sub-article:

"**Business Day**" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London;

"**6 month LIBOR**" means the rate for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by the Company or such agent as the Company shall appoint from time to time (the "**Reference Agent**") at or about 11.00 a.m. (London time) on the first Business Day of a Calculation Period.

If for any reason the rate does not appear, or if the relevant page is unavailable:

(i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its nominal London office its offered quotation to leading banks for pounds sterling deposits in London for a 6 month period; and

(ii) the rate shall be the arithmetic mean (rounded upward if necessary to the nearest 1/16 per cent.) of the respective rates notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iii) After the payment of the preferential dividend to holders of Redeemable Preference Shares but in priority to the dividend rights of all other classes of share in issue from time to time, a holder of a B Share shall be entitled to be paid out of profits of the Company available for distribution and before the profits are carried to reserves, a non-cumulative dividend per B Share which shall :

(a) begin to accrue on the later of 26th March, 2002 or the date of issue of that B Share;

(b) be at such annual rate of the nominal amount paid up on a B share as is calculated on an annual basis in accordance with paragraphs (iv) and (v) of this sub-article;

(c) be paid (without having to be declared) *in arrears* on 25th September, 2002 and thereafter on 25 March and 25 September each year (or if any such date falls on a day which is not a Business Day it shall be paid on the next following Business Day, without any interest in respect of such delay) (each a "**Payment Date**"); and

(d) be rounded down to the nearest penny.

A holder of a B Share shall not be entitled to any other right of participation in the profits of the Company.

(iv) Each six month period ending on a Payment Date is called a "**Calculation Period**". The annual rate applicable to a Calculation Period shall be the lower of:

(a) 25 per cent. per annum; and

(b) 75 per cent. of 6 month LIBOR for the Calculation Period.

(v) Payments of preferential dividends shall be made to holders of B Shares shown on the Register at such date as is selected by the board provided that such date is not less than 15 days or more than 42 days prior to the relevant Payment Date (or, in the event of no selection by the board, on the date falling 15 days prior to the relevant Payment Date).

(vi) A dividend paid on a B share which is unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company.

(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding, the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(viii) If on a winding-up or reduction in capital the amount available for payment to shareholders is insufficient to satisfy in full the amounts payable in respect of B Shares, the holders of B Shares shall share such payment on a pro rata basis.

(ix) Subject to the provisions of the Act, a B Share held by a member shall be redeemed on the first to occur of:

(a) the Payment Date prior to which the member has elected for that B Share to be redeemed by the Company;

(b) the date specified in a notice given by the Company to the member at any time after the date which is the third anniversary of the Scheme Effective Date or the date when the total number of B Shares then in issue becomes less than 25 per cent. of the total number of B Shares issued that have been issued by the Company (whichever occurs first), provided that the date specified in the notice shall not be less than 10 days nor more than 42 days from the date of the notice; and

(c) the one-hundredth anniversary of the date of their issue.

On redemption the Company shall pay to the holder of each B Share subject to redemption the nominal value of such B Share.

(x) B Shares redeemed as aforesaid shall be cancelled and the Company shall not be entitled to re-issue the same.

(xi) For the purpose of this paragraph:

(a) **"Redemption Call Date"** means the date on which a redemption occurs pursuant to paragraphs (ix)(b) or (ix)(c) of this sub-article; and

(b) **"Relevant Proportion"** means the number of days from and including the last Payment Date to, but excluding, the Redemption Call Date, divided by 183.

On a Redemption Call Date, the holder of each B Share being redeemed shall be entitled to the Relevant Proportion of the preferential dividend that would have been paid in respect of the B Share if the Redemption Call Date fell on the last day of the then current Calculation Period. The aggregate amount payable to a holder of B Shares pursuant to this paragraph shall be rounded down to the nearest whole penny.

(xii) B Shares shall carry no votes and a holder of a B Share shall not, by virtue of its holding of a B Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(xiii) The Company may from time to time:

(a) create, allot and issue further shares whether ranking pari passu with or in priority to B Shares; or

(b) reduce its capital by repaying any or all of the nominal amount paid up on B Shares,

and none of the foregoing shall be a breach or variation of the rights attaching to B Shares.

(C) *Redeemable Preference Shares*

(i) The Redeemable Preference Shares shall not carry any rights except as set out in paragraph (iii) of this sub-article (C).

(ii) The Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iii) A holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1st January annually, at a rate per annum equal to 2 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year).

(iv) On a winding-up or a reduction of capital involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right to repayment of the nominal amount paid up on the Redeemable Preference Share before repayment of the capital paid up on other classes of share capital.

(v) Subject to the provisions of the Act, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company or the holder thereof. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share.

(vi) Redeemable Preference Shares redeemed pursuant to paragraph (v) of this sub-article shall be cancelled and the Company shall not be entitled to re-issue the same.

Shares with special rights

5. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any shares or class of shares for the time being issued (which special rights may be varied or abrogated only in the manner provided by the next following article), any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the directors may determine) and subject to the provisions of the Statutes the Company may issue shares which are, or at the option of the Company or the shareholder are liable, to be redeemed.

Redeemable Shares

6. Subject to the provisions of the Statutes and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.

VARIATION OF RIGHTS

Variation of rights

7. (A) Subject to the provisions of the Statutes the holders of any class of shares may at any time and from time to time and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Company's capital affecting the class of shares in a manner not otherwise authorised by these Articles, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind on or before liquidation, or to any contract for the sale of the whole or any part of the Company's property or business determining the way in which as between the several classes of shareholders the purchase consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if *sui juris* and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class.

This article shall not be read as implying the necessity for such consent in any case in which but for this article the object of the resolution could have been effected without it. The consent in writing of the holders of three-fourths of the issued shares of the class shall have the same effect as an extraordinary resolution passed at a meeting of holders of shares of the class.

(B) Any meeting for the purpose of sub-article (A) above shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company provided that no member, not being a director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution and that (except that a chairman if a director may give a casting vote whether a holder of shares of the class or not) no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be members holding or representing by proxy not less than one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by any five members present in person or by proxy and entitled to vote at the meeting.

Special rights

8. Special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF CAPITAL

New shares subject to these articles

9. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Alteration by ordinary resolution

10. (A) The Company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares

may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B) Upon any consolidation of fully-paid shares into shares of larger amount the directors may settle any difficulty which may arise with regard thereto and in particular may as between the holders of shares so consolidated determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one holder (or joint holders) being consolidated with shares registered in the name of another holder (or joint holders) may make such arrangements for the allocation, acceptance or sale of the consolidated share and for the distribution of any moneys received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

Power to purchase own shares

11. Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Fractions

12. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Statutes, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Power to reduce capital

13. The Company may reduce its share capital or any capital redemption reserve fund or share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

SHARES

Issue

14. (A) All unissued shares shall be at the disposal of the directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(B) (i) The directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(ii) During each prescribed period the directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(iii) By such authority and power the directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(iv) For the purposes of this article:

(a) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register at a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "**prescribed period**" means:

(1) for the purposes of the authority conferred by sub-paragraph (i) above, the period (not exceeding five years on any occasion) for which such authority is renewed by an ordinary resolution or special resolution of the Company (as the case may be) stating the Section 80 Amount for such period; and

(2) for the purposes of the power conferred by sub-paragraph (ii) above, the period (not exceeding five years on any occasion) for which such power is renewed by a special resolution of the Company stating the Section 89 Amount for such period;

(c) "**the Section 80 Amount**" shall be that stated in the relevant ordinary resolution or special resolution (as the case may be) or any increased amount fixed by ordinary resolution;

(d) "**the Section 89 Amount**" shall be that stated in the relevant special resolution;

(e) the nominal amount of any securities shall be taken to be in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Commissions/brokerage

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation of allotment

16. The directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the directors may think fit to impose.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law

otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Suspension of rights where non-disclosure of interest

18. (A) No member shall, unless the directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any calls or other sums presently payable by him to the Company in respect of such shares in the Company remain unpaid.

(B) Where the holder of any shares in the Company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the Company may give the holder of those shares a further notice (a "**restriction notice**") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these Articles, be subject to those relevant restrictions accordingly.

(C) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the Company shall, within seven days, cancel the restriction notice. The Company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The Company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(D) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(E) Any new shares in the Company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(F) Any holder of shares on whom a restriction notice has been served may at any time request the Company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a request the Company shall give that information accordingly.

(G) If a statutory notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but

the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(H) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(I) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the Company by a member as being so interested or shown in any register kept by the Company under the Statutes as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register kept by the Company under the Statutes as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may (subject to the requirements of the Uncertificated Securities Regulations) decline to register a transfer of the shares or any of them unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the Company under the Statutes requiring particulars of interests in shares or of the identity of persons interested in shares.

Uncertificated shares

19. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

SHARE CERTIFICATE

Issue of certificates

20. Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange. Subject to the Statutes and to any listing requirements of such share certificate may be authenticated by or issued bearing any one or more, as the directors may from time to time decide, of: the Seal or Securities Seal, or a representation of the Seal or Securities Seal; the signatures, or representations of the signatures, of two directors; or the signatures, or representations of the signatures, of a director and the secretary. Such representations may be made or produced mechanically, electronically, by laser printing or by such other means as the directors may from time to time approve.

Members' rights to certificates

21. Every person whose name is entered as a member in the Register in respect of any certificated shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor within one month after allotment (or one month after the date of expiration of any right of renunciation, if earlier) or within five business days of the lodgement of a transfer or (subject to the foregoing) within such other period as the terms of issue shall provide. Provided that the Company shall not be bound to register more than four persons as the joint holders of a share and in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all.

Transfer of part of shareholding

22. Where a member transfers part only of the shares comprised in a share certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Replacement of certificates

23. If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed, it may be replaced by a new certificate and on delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) on such terms (if any) as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the directors think fit.

CALLS ON SHARES

Power to make calls

24. The directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the share or by way of premium) and not by the terms of issue thereof made payable at fixed times. Each member shall (subject to receiving at least twenty-one days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed and may be made payable by instalments.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

Interest payable

27. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 10 per cent per annum) as the directors determine but the directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Deemed calls

28. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed

date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue of the same it becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation on calls

29. The directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

Payment on calls in advance

30. The directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 10 per cent per annum) as the member paying such sum and the directors agree upon.

FORFEITURE AND LIEN

Notice requiring payment of call

31. If a member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Form of notice

32. The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

33. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The directors may accept a surrender of any share liable to be forfeited hereunder.

Sale of forfeited shares

34. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the directors think fit. The directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Liability following forfeiture

35. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 12 per cent per annum (or such lower rate as the directors may approve) from the date of forfeiture or surrender until payment and the directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

Government tax

36. (A) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any member or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

(i) the death of such member;

(ii) the non-payment of any income tax or other tax by such member;

(iii) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

(iv) any other act or thing;

the Company in every such case:

(a) shall be fully indemnified by such member or his executor or administrator from all liability;

(b) may recover as a debt due from such member or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law together with interest thereon at the rate of 15 per cent per annum from date of payment to date of repayment.

Nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

(B) The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

Enforcement of lien by sale

37. The Company may sell in such manner as the directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

Application of proceeds

38. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

Statutory declaration

39. A statutory declaration in writing that the declarant is a director or the secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of

the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

40. (A) All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee.

(B) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(C) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of transfer

41. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

Registration

42. The registration of transfers may be suspended at such times and for such period as the directors may from time to time determine and either generally or in respect of any class of shares. The Register shall not be closed for more than thirty days in any year.

Rights to decline registration

43. (A) The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

(B) The board may only decline to register a transfer of a uncertificated share in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(C) The board may decline to register any transfer of a certificated share unless:

(i) the instrument of transfer is in respect of only one class of share and is deposited at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question; and

(ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

44. If the board declines to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged or, in the case of a uncertificated shares, within two months after the date on which the relevant Operator-instruction is received, send to the transferee notice of the refusal.

Retention of transfers

45. All instruments of transfer which are registered may be retained by the Company. The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all share certificates and dividend mandates and dividend warrants which have been cancelled or have ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation and all notifications of change of name or address after the expiration of one year from the date of the recording thereof and it shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share

certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(A) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(B) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than aforesaid or in any other circumstances which would not attach to the Company in the absence of this article;

(C) References herein to the destruction of any document include references to the disposal thereof in any manner.

No fee payable on registration

46. No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or notice in lieu of distringas or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

Renunciation

47. Nothing in these Articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

48. In the case of the death of a shareholder the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Registration/Transfer on transmission

49. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other

person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by the said member.

Transmission - dividends

50. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Election of person entitled by transmission

51. Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been met. All the provisions of these Articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

STOCK

Conversion

52. The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall *ipso facto* be converted into stock transferable in the same units as the existing stock of that class.

Transfer

53. The holders of stock may transfer the same or any part thereof as the Company in general meeting shall direct, but in the absence of any such direction in the same manner and subject to the same regulations as and subject to which the shares from

which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit). No stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the directors may from time to time determine.

Rights and privileges

54. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

Annual General Meeting

55. An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings.

Extraordinary General Meeting

56. The directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

57. An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least, and any other extraordinary general meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. Notice of such meetings shall be given in the manner hereinafter mentioned, to all members (other than members not entitled to receive such notice) whose names appear on the Register at the close of business on such date as the directors may from time to time determine, being a date not more than thirty-five days before the date set for the relevant meeting. References in this article to notice in writing include the use of electronic communications and publication on a web-site in the accordance to the Statutes.

Contents of notice

58. (A) Every notice calling a general meeting shall specify the place and the day and hour of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an annual general meeting, the notice shall also specify the meeting as such.

(C) In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect.

Omission or non-receipt of notice

59. The accidental omission to give any notice of a general meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

Routine business

60. Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(A) declaring dividends;

(B) considering and adopting the accounts, the reports of the directors and auditors and other documents required to be annexed to the accounts;

(C) appointing auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed;

(D) appointing or re-appointing directors to fill vacancies arising at the meeting on retirement by rotation or otherwise;

(E) any other business which pursuant to the Statutes shall be required to be transacted at an annual general meeting.

ATTENDANCE AT GENERAL MEETINGS

Attendance

61. (A) The provisions of this article shall apply if any general meeting is at or adjourned to more than one place.

(B) The notice of such a meeting or adjourned meeting shall specify the place at which the Chairman of the meeting shall preside (the "**Specified Place**") and the directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending the Specified Place and at the other places at which the meeting is held.

(C) The directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

(D) For the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place.

(E) If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given notwithstanding any other provision of these Articles.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

62. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person and entitled to vote shall be a quorum for all purposes.

Chairman

63. The chairman of the directors shall preside as chairman at a general meeting. If there be no such chairman or if at any meeting he is not present within five minutes after the time appointed for holding the meeting and willing to act, the directors present shall choose one of their number (or, if no director be present or if all the present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Security arrangements

64. The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion

to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Quorum at adjourned meeting

65. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than 10 nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the Company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Statutes. At any adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Entitlement to attend and speak

66. Each director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Adjournments

67. (A) Without prejudice to any other powers or discretions which he might exercise but for the provisions of this article, the chairman of any general meeting may:

(i) with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place; and if it appears to the chairman that it is likely to be impracticable to hold or continue that meeting because the number of persons wishing to attend cannot be conveniently accommodated in the place appointed for the meeting. If or an adjournment is otherwise necessary, in the reasonable opinion of the chairman, so that the business of the meeting may be properly conducted, the chairman may adjourn the meeting from time to time and place to place without the consent of the general meeting; and

(ii) adjourn the meeting to another time and place (or other places pursuant to Article 53) without the consent of the quorum if in the chairman's reasonable opinion the unruly conduct of persons attending the meeting prevents the continuation of the business of the meeting;;

(B) No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the directors. When a meeting is adjourned for thirty days or more *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner hereinafter mentioned as in the case of the original meeting.

(C) In addition to (A) the chairman shall take such other action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of meeting and the chairman's decision on matters of procedure or matters arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Notice of *adjournment*

68. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

69. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution no amendment (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon unless written notice of the proposed amendment and of the intention to move it has been left at the Office not less than forty-eight hours before the time appointed for the holding of the meeting at which the ordinary resolution is to be considered.

Methods of voting

70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(A) the chairman of the meeting; or

(B) not less than five members present in person or by proxy and entitled to vote; or

(C) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(D) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Poll

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting. Unless a poll be demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is duly demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. If a demand for a poll is withdrawn the result of a show of hands declared before the demand was made shall remain valid and shall constitute the decision of the meeting on the resolution or issue in question.

Chairman's casting vote

72. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

When poll to be taken

73. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights

74. Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is

present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share held by him.

Votes of joint holders

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

Member under incapacity

76. Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the directors may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Objections or errors in voting

77. If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not invalidate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman and shall only invalidate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Poll votes

78. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Proxy

79. A proxy need not be a member of the Company.

Instrument appointing proxy

80. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the directors may accept and:

(A) in the case of an individual shall be signed by the appointor or by his attorney; and

(B) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or officer of the corporation.

The directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer. The signature on such instrument need not be witnessed.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Lodgement of proxy

81. (A) The appointment of a proxy must, in the case of an appointment which is not contained in an electronic communication, be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purpose of any subsequent meetings to which it relates.

(B) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any

adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

An appointment of a proxy which is not received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Proxy demanding poll

82. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting, and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Invalidation of proxy

83. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

CORPORATIONS ACTING BY REPRESENTATIVES

Appointed representative

84. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

Number of directors

85. Subject as hereinafter provided the directors shall not be less than four in number. The Company may by ordinary resolution from time to time vary the minimum number of directors and/or fix and from time to time vary the maximum number of directors.

Share qualification

86. The qualification of a director shall be the holding (whether in his own name or by his nominee) of shares of any class of the Company to the nominal value of not less than £500. The person elected or appointed may act before acquiring his qualification, but it shall be deemed a condition of his election or appointment that he shall acquire the said qualification within two months thereafter, and in default his office shall be vacated. A person vacating office under this article shall be ineligible for re-election or re-appointment as a director until he shall have obtained his qualification.

Expenses

87. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in or about the business of the Company.

Age of directors

88. No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Statutes of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these Articles. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

Additional remuneration

89. Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise.

Pensions

90. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any of its subsidiaries and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Appointment to executive office

91. (A) The directors may from time to time appoint one or more of their body to be holder of any executive office by such title and on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

92. The appointment of any director to the office of chairman or to any executive office shall automatically determine if he cease to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation of powers

93. Subject as otherwise provided by these Articles the directors may entrust to and confer upon any director any of the powers exercisable by them as directors (other than the power to borrow and to make calls) upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Vacation of office

94. The office of a director shall be vacated in any of the following events, namely:

(A) if he shall become prohibited by law from acting as a director;

(B) if he shall resign by writing under his hand left at the Office or if he shall tender his resignation and the directors shall resolve to accept the same;

(C) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(D) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a

receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(E) if he shall be absent from meetings of the directors for six months without the consent of a majority of the other directors and the directors shall resolve that his office be vacated;

(F) if he shall be removed from office by notice in writing served upon him signed by not less than three-quarters of the directors for the time being, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(G) if he shall cease to hold the necessary qualification in shares of the Company or does not obtain the same within two months from the date of his appointment.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Rotational retirement

95. At each annual general meeting at least one-third of the directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not greater than one-third) shall retire from office.

Determination of retiring directors

96. At each annual general meeting all those directors who have continuously held office at the time of the two preceding annual general meetings and did not retire at either of them shall retire. Any director who wishes to retire may also retire. A retiring director shall be eligible for re-election.

Identity of directors to retire

97. The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these Articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire

or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Re-election

98. The Company at the meeting at which a director retires under any provision of these Articles may by ordinary resolution fill up the office being vacated by electing thereto the retiring director or some other person eligible for appointment. In default the retiring director shall be deemed to have been re-elected except in any of the following cases:

(A) where at such meeting it is expressly resolved not to fill up such office or a resolution for the re-election of such director is put to the meeting and lost;

(B) where such director has given notice in writing to the Company that he is unwilling to be re-elected;

(C) where the default is due to the moving of a resolution in contravention of the next following article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Resolution for re-election

99. A resolution for the appointment of two or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Notice for re-election

100. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director at any general meeting unless not less than seven nor more than forty two clear days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Removal from office

101. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any director from office notwithstanding any provisions of these Articles or of any agreement between the

Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement, and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled by the directors as a casual vacancy.

Appointment by Board

102. The directors shall have power at any time and from time to time to appoint any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for election, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

The title "Director" for non-Directors

103. The directors may from time to time appoint any person to an office of employment having a designation or title including the word "**director**" or attach to any existing office of employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "**director**" in the designation or title of such office of employment with the Company shall not imply that the holder thereof is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a director for any of the purposes of these Articles.

ALTERNATE DIRECTORS

Appointment

104. (A) Any director may at any time and from time to time by writing under his hand and deposited at the Office, or delivered at a meeting of the directors, appoint any person to be his alternate director either generally or for a specific period or purpose and may in like manner at any time terminate such appointment. If the person appointed as alternate director is not himself a director, such appointment, unless previously approved by the directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate director shall determine on the happening of any event which if he were a director would cause him to vacate such office or if his appointor ceases to be a director.

(C) An alternate director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the directors and shall be entitled to

attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a director. If he shall be himself a director or shall attend any such meeting as an alternate for more than one director, his voting rights shall be cumulative. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability his signature to any resolution in writing of the directors shall be as effective as the signature of his appointor. To such extent as the directors may from time to time determine in relation to any committees of the directors the foregoing sentence shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate director shall not (save as aforesaid) have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

(D) An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses, and to be indemnified, by the Company to the same extent *mutatis mutandis* as if he were a director but he shall not be entitled to receive from the Company in respect of his appointment as alternate director any remuneration except only such proportion (if any) of the remuneration payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(E) In this article references to by writing shall include the use of electronic communications subject to such terms and conditions as the board may decide.

MEETING AND PROCEEDINGS OF DIRECTORS

Calling/voting/notice

105. Subject to the provisions of these Articles the directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit and, in particular, may meet together in any country, territory or state that they may determine. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. The chairman or any two directors may, and the secretary on the requisition of the chairman or any two directors shall, at any time summon a meeting of the directors. It shall not be necessary to send notice of a meeting of directors to any director for the time being absent from the United Kingdom but any such director may require that notice of any meeting of directors to be held during his absence shall be delivered to an address given for the purpose to the secretary. Any director may waive notice of any meeting and any such waiver may be retroactive. Any notice of a directors' meeting may be given by way of electronic communications and publication on a web-site in accordance with the Statutes.

Quorum

106. (A) The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be four persons. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

(B) All or any of the directors may participate in a meeting of the directors by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is present.

Declaration of interest in contract

107. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

Permitted interests and voting

108. (A) Subject to the provisions of the Statutes and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or

officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Statutes and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question

shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Minimum number

109. The continuing directors may act notwithstanding any vacancies, but if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing directors or director may act for the purpose of filling up such vacancies or of summoning general meetings of the Company, but not for any other purpose. If there be no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Electing Chairman

110. The directors may elect a chairman and determine the period for which he is to hold office. If no chairman shall have been appointed, or if at any meeting he is not present

within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

111. A resolution in writing signed by all the directors shall be as effective as a resolution passed at a meeting of the directors duly convened and held and may consist of several documents in the like form, each signed by one or more of the directors. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Participation in meetings by electronic means

112. All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

Delegation to committee

113. The directors may delegate any of their powers or discretions (other than the powers to borrow and make calls) to committees consisting of such one or more members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the directors. The directors may also delegate any of their powers or discretions (other than the powers to borrow and to make calls) to committees including persons other than directors and may give such persons voting rights as members of such committee but so that:

(A) the number of such persons shall be less than one-half of the total number of members of the committee; and

(B) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are directors.

Meetings of committees

114. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the directors, so far as the same are applicable and are not superseded by any regulations made by the directors under the last preceding article.

Persons dealing in good faith

115. All acts done by any meeting of directors, or of any such committee of directors or by any person acting as a director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was

some defect in the appointment or continuance in office of any such director, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of the Committee and had been entitled to vote.

BORROWING POWERS

Borrowing powers and restrictions

116. (A) Subject as hereinafter provided and to the provisions of the Statutes, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group (which expression in this article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

(C) For the purpose of the foregoing limit:

(i) moneys borrowed by any member of the Group for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(ii) moneys borrowed by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion and moneys borrowed and owing to a partly-owned subsidiary by another member of the Group shall be taken into account to the extent of a proportion thereof equal to the minority proportion; for the purposes aforesaid "**minority proportion**" shall mean the proportion of the issued equity share capital of such partly-owned subsidiary which is not attributable to the Company.

(D) In this article the expression "**Adjusted Capital and Reserves**" means at any material time a sum equal to the aggregate of:

(i) the amount paid up on the issued share capital of the Company; and

(ii) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account or capital redemption reserve) after adding thereto or deducting therefrom any balance to the credit or debit of profit and loss account;

all based on a consolidation of the then latest available audited balance sheets of the Company and its subsidiaries but after making all such adjustments therein as in the opinion of the auditors are appropriate.

The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned. For the purposes of this article the directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the directors became aware that such a situation has or may have arisen.

(E) No person dealing with the Company or any of its subsidiaries shall be concerned to see or inquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

By Statutes and Articles

117. The business and affairs of the Company shall be managed by the directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles to the provisions of the Statutes and to such regulations, being not inconsistent with these Articles, as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the directors which would have been valid if such regulation had not been made. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

Appointment to local boards/agencies

118. The directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the

powers, authorities and discretions vested in the directors (other than the powers to borrow and to make calls), with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Attorney

119. The directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and other than the powers to borrow and to make calls) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Signing of financial instruments

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

SECRETARY

Appointment and removal of secretary

121. The secretary shall be appointed by the directors on such terms and for such period as they may think fit. Any secretary so appointed may at any time be removed from office by the directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The directors may also from time to time appoint one or more assistant or deputy secretaries.

THE SEAL

Safe custody and authentication

122. (A) The directors shall provide for the safe custody of the Seal and any Securities Seal which shall not be affixed to any instrument without the authority of the directors or of a committee authorised by the directors in that behalf.

(B) Every instrument to which the Seal shall be affixed shall be signed autographically by:

(i) two directors; or

(ii) one director and the secretary or such other persons as the directors may appoint for the purpose (and if the secretary shall be a limited company, such company may nominate any person to act on his behalf); or

(iii) two other persons as may be appointed for the purpose by the directors;

save that as regards any certificates for shares or debentures or other securities of the Company the directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed or reproduced by mechanical or electronic means or by laser printing or by such other means as they may from time to time decide.

(C) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

AUTHENTICATION OF DOCUMENTS

Power to authenticate

123. Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

124. The Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Apportionment of dividends

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this article no amount paid on a share in advance of calls shall be treated as paid on the share.

Fixed dividends

126. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends of such amounts and on such dates and in respect of such period as they think fit. A resolution of the directors declaring any such dividend shall (once published with their authority) be irrevocable and have the same effect as if such dividend had been declared upon the recommendation of the directors by an ordinary resolution of the Company.

Profits from acquired business

127. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased *cum dividend* or interest, such dividend or interest may at the discretion of the directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Non-bearing interest

128. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Permitted deductions

129. The directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Retention

130. The directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Unclaimed

131. The directors may retain the dividends or other moneys payable on or in respect of a share if:

(A) on at least three consecutive occasions dividend warrants in respect of the share have become payable and either have been left uncashed or have been returned to the Company; or

(B) the Company is not required pursuant to Article 151(B) to send any notices, documents or other communications to the holder of such share (or any person entitled to the member's share by transmission).

Transfer

132. The directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Forfeiture of unclaimed dividends

133. The directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date such dividend became due for payment shall, if the directors so resolve, be forfeited and shall revert to the Company.

Untraced shareholders

134. The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.

Payment by other means

135. The Company may upon the recommendation of the directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Cheque/warrant

136. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct or may be paid by inter-bank transfer or in accordance with some other means stipulated by such members or person or persons. Every such cheque or warrant shall be made payable to the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn or receipt of the moneys by the payee bank in the case of an inter-bank transfer shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

Payment date

137. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

Joint holders

138. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Scrip dividends

139. With the prior approval of an ordinary resolution of the Company passed at a general meeting the directors may, in respect of any dividend proposed to be paid or declared at that general meeting or at any time prior to the end of the fifth annual general meeting held thereafter, offer Shareholders the right to elect to receive an allotment of additional Shares credited as fully paid in lieu of the whole or any part (to be determined by the directors) of such dividend. In any such case the following provisions shall apply:

(A) a holder of Shares who elects to receive additional Ordinary Shares in lieu of a dividend, or part thereof, (an "**Electing Shareholder**") shall be entitled to be allotted that whole number of additional Shares nearest to, but not greater than, the number determined by the formula

$\frac{(A - B)}{C}$ where:

"**A**" = relevant cash dividend which the Electing Shareholder forgoes;

"**B**" = tax credit on that dividend; and

"**C**" = Market Price.

For this purpose, "**Market Price**" shall mean the average of the middle market quotations for the Company's Ordinary Shares on The Stock Exchange as derived from the Daily Official List for each of the first five business days on which the Company's Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the Company's sponsor or auditor as to the Market Price shall be conclusive evidence of that fact;

(B) if the directors determine to allow such right of election on any occasion they shall give notice in writing to the Shareholders of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective; the directors may also issue forms under which Shareholders may elect to receive Shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the Market Price shall not have been determined);

(C) the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable on Shares in respect of which the share election has been made, (the "**Elected Shares**") and in lieu of such dividend there shall be allotted to each Electing Shareholder the number of additional Ordinary Shares to which such Electing Shareholder is entitled pursuant to sub-paragraph (i) of this article.

For such purpose the directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve fund or other undistributable reserve) or profit and loss account, as the directors may determine, a sum equal to the aggregate nominal value of all the additional Shares to be allotted to the Electing Shareholders and shall apply that sum in paying up in full the appropriate number of unissued Shares for allotment and distribution to and amongst the Electing Shareholders on the basis of allotment provided for by this article;

(D) the additional Shares so allotted shall rank *pari passu* in all respects with the fully-paid Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(E) no fraction of any share shall be allotted. The directors may make provision whereby any fractional entitlements are accrued and/or retained (without interest) and in each case accumulated on behalf of the holder of the Elected Shares and such accruals or retentions are applied to the future allotment to or future cash subscription on behalf of such Shareholder of fully-paid Shares;

(F) Article 141 shall apply *mutatis mutandis* to any capitalisation made pursuant to this article;

(G) unless the directors shall on any occasion determine otherwise, rights of election shall not be made available to:

(i) the holders of American depositary receipts evidencing rights in relation to Shares;

(ii) any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the offer of rights of election under this article would or might in the opinion of the directors be unlawful;

(H) in relation to any particular proposed dividend the directors may in their absolute discretion:

(i) withdraw the offer previously made to Shareholders to elect to receive additional Shares in lieu of the cash dividend (or part thereof); or

(ii) may disregard elections made pursuant to such offer at any time prior to the allotment of the additional Shares;

In either event, the directors' will pay a cash dividend to Electing Shareholders.

(I) (a) the directors shall give notice in writing to every Shareholder to whom they propose to offer the right of election and either with or following that notice shall send forms of election and specify the procedure to be

followed and the place at which and the time by which duly completed forms of election must be lodged in order to be effective; and

(b) unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Shares shall be in uncertificated form (in respect of the member's elected Shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected Shares which were in certificated form on the date of the member's election).

RESERVES

Reserve fund from profits

140. The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the directors shall comply with the provisions of the Statutes.

CAPITALISATION OF PROFITS AND RESERVES

Shareholder rights

141. (A) The Company may upon the recommendation of the directors by ordinary resolution authorise the directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account or otherwise available for distribution, and to appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend on the Shares and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully paid up to and amongst them in the proportion aforesaid or partly in one way and partly in the other: provided that share premium account and capital redemption reserve may only be

applied hereunder in the paying up of unissued shares to be issued as fully paid.

(B) Whenever such a resolution as aforesaid shall have been passed the directors shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully-paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the directors to make such provisions as they think fit for the case of shares or debentures becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) and also to authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for the allotment credited as fully paid up of any shares or debentures to be issued upon such capitalisation and for matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

MINUTES AND BOOKS

Record of proceedings

142. The directors shall cause minutes to be made in books to be provided for the purpose:

(A) of all appointments of officers made by the directors;

(B) of the names of the directors present at each meeting of directors and of any committee of directors;

(C) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the directors and of committees of directors.

Retention

143. Any register, index, minute book, book of account or other book required by these presents or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Location and inspection

144. The books of account shall be kept at the Office, or at such other place within the United Kingdom as the directors think fit and shall always be open to the inspection of the directors. No member (other than a director) shall have any right of inspecting any

account or book or documents of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the directors.

Documents laid before members

145. A copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these articles. Provided that this article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office provided further that if the Statutes so permit the Company need not send copies of these documents to members who do not wish to receive them but may send them such summary financial statement or other documents as may be authorised by the Statutes. For the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Statues.

AUDITORS

Good faith

146. Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Notice of general meetings

147. The auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as auditor.

NOTICES

Method of despatch

148. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid, or where appropriate, by

sending if using electronic communications to an address for the time being notified by the member concerned to the Company for that purpose or by publication on a web-site in accordance with the Statutes. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Where a notice or other document is sent by the Company using electronic communications, it shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. The accidental failure to send, or the non-receipt by any person entitled to receive it of, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Joint holders

149. Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Notice to persons entitled by transmission

150. A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the directors may reasonably require to show his entitlement to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to, or where appropriate, sent using electronic communication to an address for the time being notified by the member concerned to the Company, for that purpose or by publication on a web-site in accordance with the Statutes, or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company have notice of his death or bankruptcy or liquidation be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Address/receipt of notices

151. (A) Any members whose registered address is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which

notices or documents may be served upon or delivered to him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member who registered address is not within the United Kingdom and who gives to the Company an address for the purposes of electronic communications may, at the discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the Company.

(B) If at least three notices or other documents or communications (including any such document as is referred to in Article 146) sent to the address on the Register at the last known address of a member are returned to the Company and such member (or any person entitled to the member's shares by transmission) has not notified the Company of a new address to which communications from the Company are to be sent, the Company shall not be required to send any further notices or such other documents or communications to such member (or any person entitled to the member's shares by transmission) until notified of a new address within the United Kingdom for the service of notices.

Advertisement when postal strike

152. If by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading daily newspapers with national circulation and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

Requirement by Statutes

153. Nothing in any of the preceding five Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING-UP

Directors' power

154. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

Division of assets

155. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the liquidator may, with the authority of an extraordinary

resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as among the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity to directors and officers

156. Subject to the provisions of and so far as may be consistent with the Statutes, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the Company as an auditor is an "officer" of the Company.

(134)

No: 4256886

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

MARKS AND SPENCER GROUP P.L.C.

Passed 7th March, 2002

At an Extraordinary General Meeting of the above-named Company duly convened and held on 7th March, 2002 the following resolutions were passed, as special resolutions.

1. That the special resolutions numbered 7 and 8 which were passed at an extraordinary general meeting of the Company (then called Conker Retail Limited) held on 22 January, 2002 are to take effect conditionally upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective in accordance with its terms and the reference to the "Scheme" in sub-paragraph (i) of the special resolution numbered 7 is to be read as a reference to the Scheme.

2. That the special resolutions numbered 1 and 2 which were passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 be rescinded and be replaced by the special resolution numbered 3 in the notice by which this meeting was convened.

3. That, conditional upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective:

   (a) subject to and conditional upon the Ordinary Shares of 245 pence each in the capital of the Company required to be issued by the Company pursuant to the Scheme having been registered in the names of the persons entitled thereto the share capital of the Company be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each Ordinary Share of 245 pence issued pursuant to the Scheme and reducing the nominal value of each such Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued Ordinary Share of 245 pence from 245 pence to 25 pence; and

(b) upon redemption of all the Redeemable Preference Shares in the share capital of the Company, the Company's Articles be amended by deleting all the terms relating to the Redeemable Preference Shares.

4. That with effect from the passing of this resolution, the Articles of the Company be amended:

(a) by the insertion in Article 2 of the following new definitions, to be inserted after the definitions of "holder" and "Register" respectively:-

"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with its terms;

(b) by the insertion in Article 4A(A) of the following new sub-paragraph (iii):-

"(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares."

(c) by deleting Article 4A(B)(vii) and substituting a new sub-paragraph (vii) of Article 4A(B) as follows:-

"(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding,

the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled."

(d) by deleting Article 89 and substituting a new Article 89 as follows:-

"Additional remuneration

89 Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise."

5. That the special resolution numbered 3 and passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 is to take effect as though the reference to the "Scheme" is a reference to the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court.

....
Chairman of the Meeting

LT020560213

02 DEC 30 AM 8:15



MARKS AND SPENCER GROUP PLC

(Registered Number: 4256886)

INITIAL ACCOUNTS FOR THE PERIOD 23 JULY 2001 TO 22 MARCH 2002

MARKS AND SPENCER GROUP PLC
Initial Accounts for the period 23 July 2001 to 22 March 2002

INITIAL ACCOUNTS

These are the initial accounts for the period from 23 July 2001 to 22 March 2002.

INCORPORATION AND CHANGE OF NAME

The Company was incorporated as Trushelfco (no 2827) Limited, a limited company, on 23 July 2001. The company changed its name to Conker Retail Limited on 7 August 2001. The Company re-registered as a public limited company and changed its name to Marks and Spencer Group p.l.c. on 24 January 2002 in anticipation of giving effect to a proposed scheme of arrangement in respect of Marks and Spencer p.l.c. The purpose of these accounts is to facilitate the redemption of the B Shares.

DIRECTORS' STATEMENT OF RESPONSIBILITY IN RELATION TO THE ACCOUNTS

The Directors are:-

- responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Company at any time and from which accounts can be prepared to comply with the Companies Act 1985
- required by law to prepare accounts for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial period and of the profit or loss for that period
- responsible also for ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Company and for preventing and detecting fraud and other irregularities.

The accounts of the Company at 22 March 2002 comprising balance sheet and related notes are set out on pages 3 to 6.

The Directors confirm that suitable accounting policies have been applied in the preparation of the accounts, supported by reasonable and prudent judgements and estimates as necessary; applicable accounting standards have been followed, and the accounts have been prepared on a going concern basis.

By order of the Board

Director
22 March 2002

Independent auditors' report to the directors of Marks and Spencer Group p.l.c. under Section 273(4) of the Companies Act 1985.

We have audited the financial statements, which comprise the balance sheet and the related notes.

Respective responsibilities of directors and auditors

As described on page 1, the directors are responsible for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements are properly prepared in accordance with section 273 of the Companies Act 1985.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgement made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements for the period from 23 July 2001 to 22 March 2002 have been properly prepared in accordance with Section 273 of the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH

22 March 2002

MARKS AND SPENCER GROUP PLC

Initial Accounts for the period 23 July 2001 to 22 March 2002

BALANCE SHEET at 22 March 2002

	Note	£000
Fixed assets		
Investments		
Shares in group undertakings	3	7,643,172
Current assets		
Debtors	4	50
Cash at bank and in hand		622
Net assets		**7,643,844**
Capital and reserves		
Ordinary share capital	5,6	576,503
B share capital	5,6	1,993,871
Non-equity preference shares	5,6	50
Share premium account	5,6	578
Profit and loss account	6	5,072,842
Shareholders' funds		**7,643,844**

Approved by the Board

Director
22 March 2002

MARKS AND SPENCER GROUP PLC
Initial Accounts for the period 23 July 2001 to 22 March 2002

NOTES TO THE ACCOUNTS

1. Trading

The Company did not trade during the period to 22 March 2002.

2. Accounting policies

These financial statements do not constitute the statutory accounts within the meaning of s240 of the Companies Act 1985, but are initial accounts which have been prepared in view of the proposed redemption of B Shares to shareholders, in accordance with, and for the purposes of, s273 of the Companies Act 1985.

Basis of preparation
The accounts have been prepared using the historical cost convention and comply with all applicable UK accounting standards.

Fixed asset investments
Investments in subsidiary undertakings are stated in the balance sheet at cost less amounts written off. Fixed asset investments are tested for impairment when an event that might affect values has occurred.

3. Investment in subsidiary undertakings

The investment of £7,643,172,000 represents the investment in Marks and Spencer p.l.c., acquired on 19 March 2002 (see note 5).

4. Debtors

Debtors represent the amounts due from the subscribers to the ordinary and redeemable preference shares.

5. Share capital

	£000
Authorised:	
3,200,000,000 Ordinary Shares of £0.25 each	800,000
3,200,000,000 B Shares of £0.70 each	2,240,000
50,000 Redeemable Preference Shares of £1 each	50
	3,040,050
Allotted, issued and fully paid:	
2,306,013,060 Ordinary Shares of £0.25 each	576,503
2,848,387,227 B Shares of £0.70 each	1,993,871
50,000 Redeemable Preference Shares of £1 each	50
	2,570,424

5. Share capital (cont.)

The Company was incorporated with an authorised share capital of 100 ordinary shares of £1 each and issued share capital of £2.

By ordinary resolution on 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 Redeemable Preference Shares of £1 each, 7,839,999,900 Ordinary Shares of £1 each and 3,200,000,000 B Shares of 70 pence each. The existing issued and authorised Ordinary Shares were then subdivided into Ordinary Shares of 1 pence each, a further 290 Ordinary Shares of 1 pence each were issued and then the total issued and authorised Ordinary Share capital was consolidated into 3,200,000,000 Ordinary Shares of £2.45 each. 50,000 Redeemable Preference Shares were issued at par on 22 January 2002.

On 19 March 2002 pursuant to a scheme of arrangement under s425 of the Companies Act 1985, the Company became the parent company of Marks and Spencer p.l.c. The consideration paid for the acquisition of 100% of the ordinary share capital of Marks and Spencer p.l.c. was the allotment of 2,305,837,279 Ordinary Shares and 2,848,387,227 B Shares worth a total nominal value of £7,643,172,000.

On the 22 March 2002 the nominal value of Ordinary Shares was reduced from £2.45 to £0.25 in a Court approved capital reduction.

On the 22 March 2002, 175,779 ordinary shares having a nominal value of £0.04m were allotted during the year under the terms of the Company's share schemes. The aggregate consideration received was £0.6m.

At the end of 22 March 2002 there were 2,306,013,060 Ordinary shares of £0.25, 2,848,387,227 B Shares of £0.70 and 50,000 Redeemable Preference Shares of £1 in issue.

The holders of B Shares are not entitled to receive notification of any general meeting of Marks and Spencer Group p.l.c., or to attend, speak or vote at any such meeting. B Shares carry the right to a sub-LIBOR dividend paid on a semi-annual basis in priority to any dividend paid to the holders of Ordinary Shares. In the event of the winding up of Marks and Spencer Group p.l.c. the holders of B Shares will be entitled to £0.70 in respect of each B share held, together with the relevant proportion of the dividend payable.

The B Shares may be redeemed at six monthly intervals, the first redemption date between 25 March 2002. At any time after 19 March 2005, or earlier, when the total number of B Shares remaining in issue becomes less than 25% of the total number of B Shares originally issued, Marks and Spencer Group p.l.c. may, on giving notice in writing to the holders of the B Shares, redeem all, but not some, of the B Shares in issue on that date. The redemption shall be on the basis of £0.70 per share.

The Redeemable Preference Shares are non-voting (except in respect of resolutions to wind up the company or vary the rights of the redeemable preference shares), carry no right to dividend and are entitled to priority repayment in full from the assets of the company on a winding up.

The Redeemable Preference Shares are redeemable by the Company or the shareholder at par. It is intended to redeem the Redeemable Preference Shares upon the Scheme becoming effective.

MARKS AND SPENCER GROUP PLC
Initial Accounts for the period 23 July 2001 to 22 March 2002

6. Shareholders' funds

	Share Capital					
	Ordinary Shares £000	B Shares £000	Preference Shares £000	Share Premium	P&L Reserve £000	Total £000
Shares issued on incorporation	-	-	-	-	-	-
Issue of redeemable preference shares	-	-	50	-	-	50
Shares issues in exchange for shares in Marks and Spencer plc	5,649,301	1,993,871	-	-	-	7,643,172
Capital reduction	(5,072,842)			-	5,072,842	-
Shares issued to employees on exercise of options	44	-	-	578	-	622
Shareholders' funds at 22 March 2002	576,503	1,993,871	50	578	5,072,842	7,643,844

Non-equity	1,993,921
Equity	5,649,923
	7,643,844

7. Loan agreement

As at 22 March 2002 the Company had entered into a loan agreement with its subsidiary Marks and Spencer p.l.c.. The agreement allows the Company to borrow up to £2bn interest free, repayable on demand.





CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **4256886**

Whereas **MARKS AND SPENCER GROUP p.l.c.**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **20th March 2002**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **22nd March 2002**

Given at Companies House, Cardiff the **22nd March 2002**

An Authorised Officer

No. 001523 of 2002

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR. JUSTICE PARK

Wednesday the 20th day of March 2002

137

IN THE MATTER OF MARKS AND SPENCER GROUP p.l.c.

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

THE COURT SENT THIS ORDER + SEALED COPIES TO:—

Slaughter and May,
35 Basinghall Street,
London, EC2V 5DB.

Tel: 020 7600 1200
Ref: MNM

SOLICITORS FOR THE COMPANY

LT020700048

4256886

IN THE HIGH COURT OF JUSTICE **No. 001523 of 2002**

CHANCERY DIVISION

COMPANIES COURT

MR. JUSTICE PARK

Wednesday the 20th day of March 2002


SUPREME COURT OF JUDICATURE
20 MAR 2002
ENTERED
COMPANIES


OFFICE COPY
SUPREME COURT
COMPANIES COURT
OF JUDICATURE

IN THE MATTER OF MARKS AND SPENCER GROUP p.l.c.

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

UPON THE PETITION of the above named Marks and Spencer Group p.l.c. (hereinafter called "the Company") whose registered office is situate at Michael House, Baker Street, London W1U 8EP on 1st March 2002 preferred unto this Court

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

THIS COURT ORDERS THAT the reduction of the capital of the Company from £10,080,050,000 divided into 50,000 Redeemable Preference Shares of £1 each, 3,200,000,000 B Shares of 70 pence each and 3,200,000,000 Ordinary Shares of 245 pence each to £3,040,050,000 divided into 50,000 Redeemable Preference Shares of £1 each, 3,200,000,000 B Shares of 70 pence each and 3,200,000,000 Ordinary Shares of 25 pence each

AP





resolved on and effected by a Special Resolution passed at an Extraordinary General Meeting of the Company held on 7th March 2002 be and the same is hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto

AND IT IS ORDERED THAT:

1. this Order be produced to the Registrar of Companies and that an Office Copy hereof be delivered to him together with a copy of the said Minute

2. notice of the registration by the Registrar of Companies of this Order and of the said Minute be published by the Company once in the Financial Times newspaper within 21 days after such registration

THE SCHEDULE BEFORE REFERRED TO

MINUTE APPROVED BY THE COURT

"The capital of Marks and Spencer Group p.l.c. was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated 20th March 2002 reduced from £10,080,050,000 divided into 50,000 Redeemable Preference Shares of £1 each, 3,200,000,000 B Shares of 70p each and 3,200,000,000 Ordinary Shares of 245p each to £3,040,050,000 divided into 50,000 Redeemable Preference Shares of £1 each, 3,200,000,000 B Shares of 70p each and 3,200,000,000 Ordinary Shares of 25p each. At the date of the registration of this

Minute all the Redeemable Preference Shares, 2,848,387,227 of the B Shares and 2,305,837,281 of the Ordinary Shares have been issued and are fully paid and the remaining B Shares and Ordinary Shares are unissued."


COMPANIES
S.J.C.
COURT





The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association



(Adopted by special resolution passed on 22nd January, 2002)

of

Marks and Spencer Group p.l.c.

PRELIMINARY

Table A

1. The regulations in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

Definitions

2. In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

Words	Meanings
"Act"	means the Companies Act 1985;
"address"	in relation to electronic communications, includes any number or address used for the purposes of such communications;
"these Articles"	means these articles of association as from time to time altered and the expression "**this article**" shall be construed accordingly;
"the board"	means the board of directors from time to time of the Company as the directors present at a meeting of the directors of which a quorum is present;
"certificated share"	means a share which is not an uncertificated share;
"electronic communication"	means the same as in the Electronic Communications Act 2000;
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic

	communication for the purpose of establishing the authenticity or integrity of the communication;
"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"member"	means a member of the Company;
"month"	means a calendar month;
"Office	means the Registered Office of the Company for the time being;
"paid"	means paid or credited as paid;
"participating class"	a class of shares title to which is permitted by an Operator (as defined by the Uncertificated Securities Regulations) to be transferred by means of a relevant system;
"Register"	means the register of members of the Company;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with its terms;
"Seal"	means the Common Seal of the Company;
"Securities Seal"	means an official seal kept by the Company by virtue of Section 40 of the Act;
"the Statutes"	means the Act and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the Company;
"the Uncertificated Securities Regulations"	means the Uncertified Securities Regulations 1995 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations;
"Transfer Office"	means the place where the Register is situate for the time being;

"uncertificated share"	means a share of a class which is for the time being a participating class title to which is recorded on the register as being held in uncertificated form;
"United Kingdom"	means Great Britain and Northern Ireland; and
"year"	means a calendar year.

The expressions **"debenture"** and **"debenture-holder"** shall respectively include **"debenture stock"** and **"debenture stockholder"**.

The expressions **"recognised clearing house"** and **"recognised investment exchange"** shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression **"Secretary"** shall include any person appointed by the directors to perform any of the duties of the Secretary including, but not limited to, a Joint, Assistant or Deputy Secretary.

All such of the provisions in these Articles as are applicable to paid-up shares shall apply to stock, and the words **"share"** and **"shareholder"** shall be construed accordingly.

Words denoting the singular shall include the plural and *vice versa*. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

References to a document being signed or to signature include references to it being executed under hand or under seal or by any other method and, in the case of electronic communication, are to its bearing an electronic signature.

References to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion.

References to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature.

Headings are included only for convenience and shall not effect meaning.

3. Form of resolution

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provisions of these Articles.

Subject to the Statutes, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph, references to in writing include the use of electronic communication, subject to such terms and conditions as the board may decide.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the Company at the date of adoption of these Articles is £10,080,050,000, divided into 3,200,000,000 ordinary shares of 245 pence each (the "**Ordinary Shares**"), 3,200,000,000 B shares of 70 pence each (the "**B Shares**"), and 50,000 preferred non-voting redeemable shares of £1 each (the "**Redeemable Preference Shares**") (together, the "**Shares**").

Rights Attaching to Authorised Share Capital

4A. *(A)* *Ordinary Shares*

(i) Subject to the superior rights of any other classes of shares that may be issued by the Company, the rights attaching to Ordinary Shares as regards participation in the profits and assets of the Company shall be as follows:

(a) the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of Ordinary Shares; and

(b) on a return of assets on a winding up, the assets of the Company available for distribution among the members shall be applied in repaying to the holders of Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

(ii) Other rights attaching to Ordinary Shares are set out in the other provisions of these Articles.

(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares.

(B) *B Shares*

(i) The B shares shall not carry any rights except as set out in this sub-article (B).

(ii) In this sub-article:

"Business Day" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London;

"6 month LIBOR" means the rate for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by the Company or such agent as the Company shall appoint from time to time (the "**Reference Agent**") at or about 11.00 a.m. (London time) on the first Business Day of a Calculation Period.

If for any reason the rate does not appear, or if the relevant page is unavailable:

(i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its nominal London office its offered quotation to leading banks for pounds sterling deposits in London for a 6 month period; and

(ii) the rate shall be the arithmetic mean (rounded upward if necessary to the nearest 1/16 per cent.) of the respective rates notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iii) After the payment of the preferential dividend to holders of Redeemable Preference Shares but in priority to the dividend rights of all other classes of share in issue from time to time, a holder of a B Share shall be entitled to be paid out of profits of the Company available for distribution and before the profits are carried to reserves, a non-cumulative dividend per B Share which shall :

(a) begin to accrue on the later of 26th March, 2002 or the date of issue of that B Share;

(b) be at such annual rate of the nominal amount paid up on a B share as is calculated on an annual basis in accordance with paragraphs (iv) and (v) of this sub-article;

(c) be paid (without having to be declared) *in arrears* on 25th September, 2002 and thereafter on 25 March and 25 September each year (or if any such date falls on a day which is not a Business Day it shall be paid on the next following Business Day, without any interest in respect of such delay) (each a "**Payment Date**"); and

(d) be rounded down to the nearest penny.

A holder of a B Share shall not be entitled to any other right of participation in the profits of the Company.

(iv) Each six month period ending on a Payment Date is called a "**Calculation Period**". The annual rate applicable to a Calculation Period shall be the lower of:

(a) 25 per cent. per annum; and

(b) 75 per cent. of 6 month LIBOR for the Calculation Period.

(v) Payments of preferential dividends shall be made to holders of B Shares shown on the Register at such date as is selected by the board provided that such date is not less than 15 days or more than 42 days prior to the relevant Payment Date (or, in the event of no selection by the board, on the date falling 15 days prior to the relevant Payment Date).

(vi) A dividend paid on a B share which is unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company.

(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding, the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(viii) If on a winding-up or reduction in capital the amount available for payment to shareholders is insufficient to satisfy in full the amounts payable in respect of B Shares, the holders of B Shares shall share such payment on a pro rata basis.

(ix) Subject to the provisions of the Act, a B Share held by a member shall be redeemed on the first to occur of:

(a) the Payment Date prior to which the member has elected for that B Share to be redeemed by the Company;

(b) the date specified in a notice given by the Company to the member at any time after the date which is the third anniversary of the Scheme Effective Date or the date when the total number of B Shares then in issue becomes less than 25 per cent. of the total number of B Shares issued that have been issued by the Company (whichever occurs first), provided that the date specified in the notice shall not be less than 10 days nor more than 42 days from the date of the notice; and

(c) the one-hundredth anniversary of the date of their issue.

On redemption the Company shall pay to the holder of each B Share subject to redemption the nominal value of such B Share.

(x) B Shares redeemed as aforesaid shall be cancelled and the Company shall not be entitled to re-issue the same.

(xi) For the purpose of this paragraph:

(a) **"Redemption Call Date"** means the date on which a redemption occurs pursuant to paragraphs (ix)(b) or (ix)(c) of this sub-article; and

(b) **"Relevant Proportion"** means the number of days from and including the last Payment Date to, but excluding, the Redemption Call Date, divided by 183.

On a Redemption Call Date, the holder of each B Share being redeemed shall be entitled to the Relevant Proportion of the preferential dividend that would have been paid in respect of the B Share if the Redemption Call Date fell on the last day of the then current Calculation Period. The aggregate amount payable to a holder of B Shares pursuant to this paragraph shall be rounded down to the nearest whole penny.

(xii) B Shares shall carry no votes and a holder of a B Share shall not, by virtue of its holding of a B Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(xiii) The Company may from time to time:

(a) create, allot and issue further shares whether ranking pari passu with or in priority to B Shares; or

(b) reduce its capital by repaying any or all of the nominal amount paid up on B Shares,

and none of the foregoing shall be a breach or variation of the rights attaching to B Shares.

(C) *Redeemable Preference Shares*

(i) The Redeemable Preference Shares shall not carry any rights except as set out in paragraph *(iii)* of this sub-article (C).

(ii) The Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iii) A holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1st January annually, at a rate per annum equal to 2 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year).

(iv) On a winding-up or a reduction of capital involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right to repayment of the nominal amount paid up on the Redeemable Preference Share before repayment of the capital paid up on other classes of share capital.

(v) Subject to the provisions of the Act, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company or the holder thereof. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share.

(vi) Redeemable Preference Shares redeemed pursuant to paragraph (v) of this sub-article shall be cancelled and the Company shall not be entitled to re-issue the same.

Shares with special rights

5. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any shares or class of shares for the time being issued (which special rights may be varied or abrogated only in the manner provided by the next following article), any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the directors may determine) and subject to the provisions of the Statutes the Company may issue shares which are, or at the option of the Company or the shareholder are liable, to be redeemed.

Redeemable Shares

6. Subject to the provisions of the Statutes and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.

VARIATION OF RIGHTS

Variation of rights

7. (A) Subject to the provisions of the Statutes the holders of any class of shares may at any time and from time to time and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Company's capital affecting the class of shares in a manner not otherwise authorised by these Articles, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind on or before liquidation, or to any contract for the sale of the whole or any part of the Company's property or business determining the way in which as between the several classes of shareholders the purchase consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if *sui juris* and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class.

This article shall not be read as implying the necessity for such consent in any case in which but for this article the object of the resolution could have been effected without it. The consent in writing of the holders of three-fourths of the issued shares of the class shall have the same effect as an extraordinary resolution passed at a meeting of holders of shares of the class.

(B) Any meeting for the purpose of sub-article (A) above shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company provided that no member, not being a director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution and that (except that a chairman if a director may give a casting vote whether a holder of shares of the class or not) no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be members holding or representing by proxy not less than one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by any five members present in person or by proxy and entitled to vote at the meeting.

Special rights

8. Special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF CAPITAL

New shares subject to these articles

9. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Alteration by ordinary resolution

10. (A) The Company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares

may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B) Upon any consolidation of fully-paid shares into shares of larger amount the directors may settle any difficulty which may arise with regard thereto and in particular may as between the holders of shares so consolidated determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one holder (or joint holders) being consolidated with shares registered in the name of another holder (or joint holders) may make such arrangements for the allocation, acceptance or sale of the consolidated share and for the distribution of any moneys received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

Power to purchase own shares

11. Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Fractions

12. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Statutes, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Power to reduce capital

13. The Company may reduce its share capital or any capital redemption reserve fund or share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

SHARES

Issue

14. (A) All unissued shares shall be at the disposal of the directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(B) (i) The directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(ii) During each prescribed period the directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(iii) By such authority and power the directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(iv) For the purposes of this article:

(a) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register at a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "**prescribed period**" means:

(1) for the purposes of the authority conferred by sub-paragraph (i) above, the period (not exceeding five years on any occasion) for which such authority is renewed by an ordinary resolution or special resolution of the Company (as the case may be) stating the Section 80 Amount for such period; and

(2) for the purposes of the power conferred by sub-paragraph (ii) above, the period (not exceeding five years on any occasion) for which such power is renewed by a special resolution of the Company stating the Section 89 Amount for such period;

(c) "**the Section 80 Amount**" shall be that stated in the relevant ordinary resolution or special resolution (as the case may be) or any increased amount fixed by ordinary resolution;

(d) "**the Section 89 Amount**" shall be that stated in the relevant special resolution;

(e) the nominal amount of any securities shall be taken to be in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Commissions/brokerage

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation of allotment

16. The directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the directors may think fit to impose.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law

otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Suspension of rights where non-disclosure of interest

18. (A) No member shall, unless the directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any calls or other sums presently payable by him to the Company in respect of such shares in the Company remain unpaid.

(B) Where the holder of any shares in the Company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the Company may give the holder of those shares a further notice (a "**restriction notice**") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these Articles, be subject to those relevant restrictions accordingly.

(C) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the Company shall, within seven days, cancel the restriction notice. The Company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The Company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(D) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(E) Any new shares in the Company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(F) Any holder of shares on whom a restriction notice has been served may at any time request the Company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a request the Company shall give that information accordingly.

(G) If a statutory notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but

the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(H) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(I) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the Company by a member as being so interested or shown in any register kept by the Company under the Statutes as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register kept by the Company under the Statutes as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may (subject to the requirements of the Uncertificated Securities Regulations) decline to register a transfer of the shares or any of them unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the Company under the Statutes requiring particulars of interests in shares or of the identity of persons interested in shares.

Uncertificated shares

19. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

SHARE CERTIFICATE

Issue of certificates

20. Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange. Subject to the Statutes and to any listing requirements of such share certificate may be authenticated by or issued bearing any one or more, as the directors may from time to time decide, of: the Seal or Securities Seal, or a representation of the Seal or Securities Seal; the signatures, or representations of the signatures, of two directors; or the signatures, or representations of the signatures, of a director and the secretary. Such representations may be made or produced mechanically, electronically, by laser printing or by such other means as the directors may from time to time approve.

Members' rights to certificates

21. Every person whose name is entered as a member in the Register in respect of any certificated shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor within one month after allotment (or one month after the date of expiration of any right of renunciation, if earlier) or within five business days of the lodgement of a transfer or (subject to the foregoing) within such other period as the terms of issue shall provide. Provided that the Company shall not be bound to register more than four persons as the joint holders of a share and in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all.

Transfer of part of shareholding

22. Where a member transfers part only of the shares comprised in a share certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Replacement of certificates

23. If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed, it may be replaced by a new certificate and on delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) on such terms (if any) as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the directors think fit.

CALLS ON SHARES

Power to make calls

24. The directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the share or by way of premium) and not by the terms of issue thereof made payable at fixed times. Each member shall (subject to receiving at least twenty-one days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed and may be made payable by instalments.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

Interest payable

27. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 10 per cent per annum) as the directors determine but the directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Deemed calls

28. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed

date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue of the same it becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation on calls

29. The directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

Payment on calls in advance

30. The directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 10 per cent per annum) as the member paying such sum and the directors agree upon.

FORFEITURE AND LIEN

Notice requiring payment of call

31. If a member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Form of notice

32. The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

33. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The directors may accept a surrender of any share liable to be forfeited hereunder.

Sale of forfeited shares

34. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the directors think fit. The directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Liability following forfeiture

35. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 12 per cent per annum (or such lower rate as the directors may approve) from the date of forfeiture or surrender until payment and the directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

Government tax

36. (A) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any member or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

(i) the death of such member;

(ii) the non-payment of any income tax or other tax by such member;

(iii) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

(iv) any other act or thing;

the Company in every such case:

(a) shall be fully indemnified by such member or his executor or administrator from all liability;

(b) may recover as a debt due from such member or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law together with interest thereon at the rate of 15 per cent per annum from date of payment to date of repayment.

Nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

(B) The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

Enforcement of lien by sale

37. The Company may sell in such manner as the directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

Application of proceeds

38. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

Statutory declaration

39. A statutory declaration in writing that the declarant is a director or the secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of

the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

40. (A) All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee.

(B) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(C) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of transfer

41. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

Registration

42. The registration of transfers may be suspended at such times and for such period as the directors may from time to time determine and either generally or in respect of any class of shares. The Register shall not be closed for more than thirty days in any year.

Rights to decline registration

43. (A) The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

(B) The board may only decline to register a transfer of a uncertificated share in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(C) The board may decline to register any transfer of a certificated share unless:

(i) the instrument of transfer is in respect of only one class of share and is deposited at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question; and

(ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

44. If the board declines to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged or, in the case of a uncertificated shares, within two months after the date on which the relevant Operator-instruction is received, send to the transferee notice of the refusal.

Retention of transfers

45. All instruments of transfer which are registered may be retained by the Company. The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all share certificates and dividend mandates and dividend warrants which have been cancelled or have ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation and all notifications of change of name or address after the expiration of one year from the date of the recording thereof and it shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share

certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(A) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(B) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than aforesaid or in any other circumstances which would not attach to the Company in the absence of this article;

(C) References herein to the destruction of any document include references to the disposal thereof in any manner.

No fee payable on registration

46. No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or notice in lieu of distringas or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

Renunciation

47. Nothing in these Articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

48. In the case of the death of a shareholder the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Registration/Transfer on transmission

49. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other

person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by the said member.

Transmission - dividends

50. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Election of person entitled by transmission

51. Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been met. All the provisions of these Articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

STOCK

Conversion

52. The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall *ipso facto* be converted into stock transferable in the same units as the existing stock of that class.

Transfer

53. The holders of stock may transfer the same or any part thereof as the Company in general meeting shall direct, but in the absence of any such direction in the same manner and subject to the same regulations as and subject to which the shares from

which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit). No stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the directors may from time to time determine.

Rights and privileges

54. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

Annual General Meeting

55. An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings.

Extraordinary General Meeting

56. The directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

57. An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least, and any other extraordinary general meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. Notice of such meetings shall be given in the manner hereinafter mentioned, to all members (other than members not entitled to receive such notice) whose names appear on the Register at the close of business on such date as the directors may from time to time determine, being a date not more than thirty-five days before the date set for the relevant meeting. References in this article to notice in writing include the use of electronic communications and publication on a web-site in the accordance to the Statutes.

Contents of notice

58. (A) Every notice calling a general meeting shall specify the place and the day and hour of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an annual general meeting, the notice shall also specify the meeting as such.

(C) In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect.

Omission or non-receipt of notice

59. The accidental omission to give any notice of a general meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

Routine business

60. Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(A) declaring dividends;

(B) considering and adopting the accounts, the reports of the directors and auditors and other documents required to be annexed to the accounts;

(C) appointing auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed;

(D) appointing or re-appointing directors to fill vacancies arising at the meeting on retirement by rotation or otherwise;

(E) any other business which pursuant to the Statutes shall be required to be transacted at an annual general meeting.

ATTENDANCE AT GENERAL MEETINGS

Attendance

61. (A) The provisions of this article shall apply if any general meeting is at or adjourned to more than one place.

(B) The notice of such a meeting or adjourned meeting shall specify the place at which the Chairman of the meeting shall preside (the "**Specified Place**") and the directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending the Specified Place and at the other places at which the meeting is held.

(C) The directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

(D) For the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place.

(E) If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given notwithstanding any other provision of these Articles.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

62. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person and entitled to vote shall be a quorum for all purposes.

Chairman

63. The chairman of the directors shall preside as chairman at a general meeting. If there be no such chairman or if at any meeting he is not present within five minutes after the time appointed for holding the meeting and willing to act, the directors present shall choose one of their number (or, if no director be present or if all the present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Security arrangements

64. The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion

to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Quorum at adjourned meeting

65. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than 10 nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the Company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Statutes. At any adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Entitlement to attend and speak

66. Each director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Adjournments

67. (A) Without prejudice to any other powers or discretions which he might exercise but for the provisions of this article, the chairman of any general meeting may:

(i) with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place; and if it appears to the chairman that it is likely to be impracticable to hold or continue that meeting because the number of persons wishing to attend cannot be conveniently accommodated in the place appointed for the meeting. If or an adjournment is otherwise necessary, in the reasonable opinion of the chairman, so that the business of the meeting may be properly conducted, the chairman may adjourn the meeting from time to time and place to place without the consent of the general meeting; and

(ii) adjourn the meeting to another time and place (or other places pursuant to Article 53) without the consent of the quorum if in the chairman's reasonable opinion the unruly conduct of persons attending the meeting prevents the continuation of the business of the meeting;;

(B) No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the directors. When a meeting is adjourned for thirty days or more *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner hereinafter mentioned as in the case of the original meeting.

(C) In addition to (A) the chairman shall take such other action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of meeting and the chairman's decision on matters of procedure or matters arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Notice of adjournment

68. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

69. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution no amendment (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon unless written notice of the proposed amendment and of the intention to move it has been left at the Office not less than forty-eight hours before the time appointed for the holding of the meeting at which the ordinary resolution is to be considered.

Methods of voting

70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(A) the chairman of the meeting; or

(B) not less than five members present in person or by proxy and entitled to vote; or

(C) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(D) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Poll

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting. Unless a poll be demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is duly demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. If a demand for a poll is withdrawn the result of a show of hands declared before the demand was made shall remain valid and shall constitute the decision of the meeting on the resolution or issue in question.

Chairman's casting vote

72. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

When poll to be taken

73. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights

74. Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is

present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share held by him.

Votes of joint holders

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

Member under incapacity

76. Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the directors may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Objections or errors in voting

77. If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not invalidate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman and shall only invalidate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Poll votes

78. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Proxy

79. A proxy need not be a member of the Company.

Instrument appointing proxy

80. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the directors may accept and:

(A) in the case of an individual shall be signed by the appointor or by his attorney; and

(B) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or officer of the corporation.

The directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer. The signature on such instrument need not be witnessed.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Lodgement of proxy

81. (A) The appointment of a proxy must, in the case of an appointment which is not contained in an electronic communication, be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purpose of any subsequent meetings to which it relates.

(B) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any

adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

An appointment of a proxy which is not received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Proxy demanding poll

82. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting, and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Invalidation of proxy

83. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

CORPORATIONS ACTING BY REPRESENTATIVES

Appointed representative

84. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

Number of directors

85. Subject as hereinafter provided the directors shall not be less than four in number. The Company may by ordinary resolution from time to time vary the minimum number of directors and/or fix and from time to time vary the maximum number of directors.

Share qualification

86. The qualification of a director shall be the holding (whether in his own name or by his nominee) of shares of any class of the Company to the nominal value of not less than £500. The person elected or appointed may act before acquiring his qualification, but it shall be deemed a condition of his election or appointment that he shall acquire the said qualification within two months thereafter, and in default his office shall be vacated. A person vacating office under this article shall be ineligible for re-election or re-appointment as a director until he shall have obtained his qualification.

Expenses

87. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in or about the business of the Company.

Age of directors

88. No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Statutes of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these Articles. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

Additional remuneration

89. Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise.

Pensions

90. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any of its subsidiaries and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Appointment to executive office

91. (A) The directors may from time to time appoint one or more of their body to be holder of any executive office by such title and on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

92. The appointment of any director to the office of chairman or to any executive office shall automatically determine if he cease to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation of powers

93. Subject as otherwise provided by these Articles the directors may entrust to and confer upon any director any of the powers exercisable by them as directors (other than the power to borrow and to make calls) upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Vacation of office

94. The office of a director shall be vacated in any of the following events, namely:

(A) *if he shall become prohibited by law from acting as a director;*

(B) if he shall resign by writing under his hand left at the Office or if he shall tender his resignation and the directors shall resolve to accept the same;

(C) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(D) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a

receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(E) if he shall be absent from meetings of the directors for six months without the consent of a majority of the other directors and the directors shall resolve that his office be vacated;

(F) if he shall be removed from office by notice in writing served upon him signed by not less than three-quarters of the directors for the time being, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(G) if he shall cease to hold the necessary qualification in shares of the Company or does not obtain the same within two months from the date of his appointment.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Rotational retirement

95. At each annual general meeting at least one-third of the directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not greater than one-third) shall retire from office.

Determination of retiring directors

96. At each annual general meeting all those directors who have continuously held office at the time of the two preceding annual general meetings and did not retire at either of them shall retire. Any director who wishes to retire may also retire. A retiring director shall be eligible for re-election.

Identity of directors to retire

97. The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these Articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire

or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Re-election

98. The Company at the meeting at which a director retires under any provision of these Articles may by ordinary resolution fill up the office being vacated by electing thereto the retiring director or some other person eligible for appointment. In default the retiring director shall be deemed to have been re-elected except in any of the following cases:

(A) where at such meeting it is expressly resolved not to fill up such office or a resolution for the re-election of such director is put to the meeting and lost;

(B) where such director has given notice in writing to the Company that he is unwilling to be re-elected;

(C) where the default is due to the moving of a resolution in contravention of the next following article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Resolution for re-election

99. A resolution for the appointment of two or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Notice for re-election

100. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director at any general meeting unless not less than seven nor more than forty two clear days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Removal from office

101. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any director from office notwithstanding any provisions of these Articles or of any agreement between the

Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement, and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled by the directors as a casual vacancy.

Appointment by Board

102. The directors shall have power at any time and from time to time to appoint any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for election, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

The title "Director" for non-Directors

103. The directors may from time to time appoint any person to an office of employment having a designation or title including the word "**director**" or attach to any existing office of employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "**director**" in the designation or title of such office of employment with the Company shall not imply that the holder thereof is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a director for any of the purposes of these Articles.

ALTERNATE DIRECTORS

Appointment

104. (A) Any director may at any time and from time to time by writing under his hand and deposited at the Office, or delivered at a meeting of the directors, appoint any person to be his alternate director either generally or for a specific period or purpose and may in like manner at any time terminate such appointment. If the person appointed as alternate director is not himself a director, such appointment, unless previously approved by the directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate director shall determine on the happening of any event which if he were a director would cause him to vacate such office or if his appointor ceases to be a director.

(C) An alternate director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the directors and shall be entitled to

attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a director. If he shall be himself a director or shall attend any such meeting as an alternate for more than one director, his voting rights shall be cumulative. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability his signature to any resolution in writing of the directors shall be as effective as the signature of his appointor. To such extent as the directors may from time to time determine in relation to any committees of the directors the foregoing sentence shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate director shall not (save as aforesaid) have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

(D) An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses, and to be indemnified, by the Company to the same extent *mutatis mutandis* as if he were a director but he shall not be entitled to receive from the Company in respect of his appointment as alternate director any remuneration except only such proportion (if any) of the remuneration payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(E) In this article references to by writing shall include the use of electronic communications subject to such terms and conditions as the board may decide.

MEETING AND PROCEEDINGS OF DIRECTORS

Calling/voting/notice

105. Subject to the provisions of these Articles the directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit and, in particular, may meet together in any country, territory or state that they may determine. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. The chairman or any two directors may, and the secretary on the requisition of the chairman or any two directors shall, at any time summon a meeting of the directors. It shall not be necessary to send notice of a meeting of directors to any director for the time being absent from the United Kingdom but any such director may require that notice of any meeting of directors to be held during his absence shall be delivered to an address given for the purpose to the secretary. Any director may waive notice of any meeting and any such waiver may be retroactive. Any notice of a directors' meeting may be given by way of electronic communications and publication on a web-site in accordance with the Statutes.

Quorum

106. (A) The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be four persons. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

(B) All or any of the directors may participate in a meeting of the directors by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is present.

Declaration of interest in contract

107. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

Permitted interests and voting

108. (A) Subject to the provisions of the Statutes and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or

officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Statutes and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question

shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Minimum number

109. The continuing directors may act notwithstanding any vacancies, but if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing directors or director may act for the purpose of filling up such vacancies or of summoning general meetings of the Company, but not for any other purpose. If there be no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Electing Chairman

110. The directors may elect a chairman and determine the period for which he is to hold office. If no chairman shall have been appointed, or if at any meeting he is not present

within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

111. A resolution in writing signed by all the directors shall be as effective as a resolution passed at a meeting of the directors duly convened and held and may consist of several documents in the like form, each signed by one or more of the directors. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Participation in meetings by electronic means

112. All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

Delegation to committee

113. The directors may delegate any of their powers or discretions (other than the powers to borrow and make calls) to committees consisting of such one or more members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the directors. The directors may also delegate any of their powers or discretions (other than the powers to borrow and to make calls) to committees including persons other than directors and may give such persons voting rights as members of such committee but so that:

(A) the number of such persons shall be less than one-half of the total number of members of the committee; and

(B) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are directors.

Meetings of committees

114. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the directors, so far as the same are applicable and are not superseded by any regulations made by the directors under the last preceding article.

Persons dealing in good faith

115. All acts done by any meeting of directors, or of any such committee of directors or by any person acting as a director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was

some defect in the appointment or continuance in office of any such director, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of the Committee and had been entitled to vote.

BORROWING POWERS

Borrowing powers and restrictions

116. (A) Subject as hereinafter provided and to the provisions of the Statutes, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group (which expression in this article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

(C) For the purpose of the foregoing limit:

(i) moneys borrowed by any member of the Group for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(ii) moneys borrowed by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion and moneys borrowed and owing to a partly-owned subsidiary by another member of the Group shall be taken into account to the extent of a proportion thereof equal to the minority proportion; for the purposes aforesaid "**minority proportion**" shall mean the proportion of the issued equity share capital of such partly-owned subsidiary which is not attributable to the Company.

(D) In this article the expression "**Adjusted Capital and Reserves**" means at any material time a sum equal to the aggregate of:

(i) the amount paid up on the issued share capital of the Company; and

(ii) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account or capital redemption reserve) after adding thereto or deducting therefrom any balance to the credit or debit of profit and loss account;

all based on a consolidation of the then latest available audited balance sheets of the Company and its subsidiaries but after making all such adjustments therein as in the opinion of the auditors are appropriate.

The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned. For the purposes of this article the directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the directors became aware that such a situation has or may have arisen.

(E) No person dealing with the Company or any of its subsidiaries shall be concerned to see or inquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

By Statutes and Articles

117. The business and affairs of the Company shall be managed by the directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles to the provisions of the Statutes and to such regulations, being not inconsistent with these Articles, as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the directors which would have been valid if such regulation had not been made. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

Appointment to local boards/agencies

118. The directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the

powers, authorities and discretions vested in the directors (other than the powers to borrow and to make calls), with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Attorney

119. The directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and other than the powers to borrow and to make calls) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Signing of financial instruments

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

SECRETARY

Appointment and removal of secretary

121. The secretary shall be appointed by the directors on such terms and for such period as they may think fit. Any secretary so appointed may at any time be removed from office by the directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The directors may also from time to time appoint one or more assistant or deputy secretaries.

THE SEAL

Safe custody and authentication

122. (A) The directors shall provide for the safe custody of the Seal and any Securities Seal which shall not be affixed to any instrument without the authority of the directors or of a committee authorised by the directors in that behalf.

(B) Every instrument to which the Seal shall be affixed shall be signed autographically by:

(i) two directors; or

(ii) one director and the secretary or such other persons as the directors may appoint for the purpose (and if the secretary shall be a limited company, such company may nominate any person to act on his behalf); or

(iii) two other persons as may be appointed for the purpose by the directors;

save that as regards any certificates for shares or debentures or other securities of the Company the directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed or reproduced by mechanical or electronic means or by laser printing or by such other means as they may from time to time decide.

(C) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

AUTHENTICATION OF DOCUMENTS

Power to authenticate

123. Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

124. The Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Apportionment of dividends

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this article no amount paid on a share in advance of calls shall be treated as paid on the share.

Fixed dividends

126. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends of such amounts and on such dates and in respect of such period as they think fit. A resolution of the directors declaring any such dividend shall (once published with their authority) be irrevocable and have the same effect as if such dividend had been declared upon the recommendation of the directors by an ordinary resolution of the Company.

Profits from acquired business

127. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased *cum dividend* or interest, such dividend or interest may at the discretion of the directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Non-bearing interest

128. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Permitted deductions

129. The directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Retention

130. The directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Unclaimed

131. The directors may retain the dividends or other moneys payable on or in respect of a share if:

(A) on at least three consecutive occasions dividend warrants in respect of the share have become payable and either have been left uncashed or have been returned to the Company; or

(B) the Company is not required pursuant to Article 151(B) to send any notices, documents or other communications to the holder of such share (or any person entitled to the member's share by transmission).

Transfer

132. The directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Forfeiture of unclaimed dividends

133. The directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date such dividend became due for payment shall, if the directors so resolve, be forfeited and shall revert to the Company.

Untraced shareholders

134. The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.

Payment by other means

135. The Company may upon the recommendation of the directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Cheque/warrant

136. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct or may be paid by inter-bank transfer or in accordance with some other means stipulated by such members or person or persons. Every such cheque or warrant shall be made payable to the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn or receipt of the moneys by the payee bank in the case of an inter-bank transfer shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

Payment date

137. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

Joint holders

138. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Scrip dividends

139. With the prior approval of an ordinary resolution of the Company passed at a general meeting the directors may, in respect of any dividend proposed to be paid or declared at that general meeting or at any time prior to the end of the fifth annual general meeting held thereafter, offer Shareholders the right to elect to receive an allotment of additional Shares credited as fully paid in lieu of the whole or any part (to be determined by the directors) of such dividend. In any such case the following provisions shall apply:

(A) a holder of Shares who elects to receive additional Ordinary Shares in lieu of a dividend, or part thereof, (an "**Electing Shareholder**") shall be entitled to be allotted that whole number of additional Shares nearest to, but not greater than, the number determined by the formula

$\frac{(A - B)}{C}$ where:

"A" = relevant cash dividend which the Electing Shareholder forgoes;

"B" = tax credit on that dividend; and

"C" = Market Price.

For this purpose, "**Market Price**" shall mean the average of the middle market quotations for the Company's Ordinary Shares on The Stock Exchange as derived from the Daily Official List for each of the first five business days on which the Company's Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the Company's sponsor or auditor as to the Market Price shall be conclusive evidence of that fact;

(B) if the directors determine to allow such right of election on any occasion they shall give notice in writing to the Shareholders of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective; the directors may also issue forms under which Shareholders may elect to receive Shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the Market Price shall not have been determined);

(C) the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable on Shares in respect of which the share election has been made, (the "**Elected Shares**") and in lieu of such dividend there shall be allotted to each Electing Shareholder the number of additional Ordinary Shares to which such Electing Shareholder is entitled pursuant to sub-paragraph (i) of this article.

For such purpose the directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve fund or other undistributable reserve) or profit and loss account, as the directors may determine, a sum equal to the aggregate nominal value of all the additional Shares to be allotted to the Electing Shareholders and shall apply that sum in paying up in full the appropriate number of unissued Shares for allotment and distribution to and amongst the Electing Shareholders on the basis of allotment provided for by this article;

(D) the additional Shares so allotted shall rank *pari passu* in all respects with the fully-paid Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(E) no fraction of any share shall be allotted. The directors may make provision whereby any fractional entitlements are accrued and/or retained (without interest) and in each case accumulated on behalf of the holder of the Elected Shares and such accruals or retentions are applied to the future allotment to or future cash subscription on behalf of such Shareholder of fully-paid Shares;

(F) Article 141 shall apply *mutatis mutandis* to any capitalisation made pursuant to this article;

(G) unless the directors shall on any occasion determine otherwise, rights of election shall not be made available to:

(i) the holders of American depositary receipts evidencing rights in relation to Shares;

(ii) any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the offer of rights of election under this article would or might in the opinion of the directors be unlawful;

(H) in relation to any particular proposed dividend the directors may in their absolute discretion:

(i) withdraw the offer previously made to Shareholders to elect to receive additional Shares in lieu of the cash dividend (or part thereof); or

(ii) may disregard elections made pursuant to such offer at any time prior to the allotment of the additional Shares;

In either event, the directors' will pay a cash dividend to Electing Shareholders.

(I) (a) the directors shall give notice in writing to every Shareholder to whom they propose to offer the right of election and either with or following that notice shall send forms of election and specify the procedure to be

followed and the place at which and the time by which duly completed forms of election must be lodged in order to be effective; and

(b) unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Shares shall be in uncertificated form (in respect of the member's elected Shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected Shares which were in certificated form on the date of the member's election).

RESERVES

Reserve fund from profits

140. The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the directors shall comply with the provisions of the Statutes.

CAPITALISATION OF PROFITS AND RESERVES

Shareholder rights

141. (A) The Company may upon the recommendation of the directors by ordinary resolution authorise the directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account or otherwise available for distribution, and to appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend on the Shares and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully paid up to and amongst them in the proportion aforesaid or partly in one way and partly in the other: provided that share premium account and capital redemption reserve may only be

applied hereunder in the paying up of unissued shares to be issued as fully paid.

(B) Whenever such a resolution as aforesaid shall have been passed the directors shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully-paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the directors to make such provisions as they think fit for the case of shares or debentures becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) and also to authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for the allotment credited as fully paid up of any shares or debentures to be issued upon such capitalisation and for matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

MINUTES AND BOOKS

Record of proceedings

142. The directors shall cause minutes to be made in books to be provided for the purpose:

(A) of all appointments of officers made by the directors;

(B) of the names of the directors present at each meeting of directors and of any committee of directors;

(C) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the directors and of committees of directors.

Retention

143. Any register, index, minute book, book of account or other book required by these presents or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Location and inspection

144. The books of account shall be kept at the Office, or at such other place within the United Kingdom as the directors think fit and shall always be open to the inspection of the directors. No member (other than a director) shall have any right of inspecting any

account or book or documents of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the directors.

Documents laid before members

145. A copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these articles. Provided that this article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office provided further that if the Statutes so permit the Company need not send copies of these documents to members who do not wish to receive them but may send them such summary financial statement or other documents as may be authorised by the Statutes. For the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Statues.

AUDITORS

Good faith

146. Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Notice of general meetings

147. The auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as auditor.

NOTICES

Method of despatch

148. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid, or where appropriate, by

sending if using electronic communications to an address for the time being notified by the member concerned to the Company for that purpose or by publication on a web-site in accordance with the Statutes. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Where a notice or other document is sent by the Company using electronic communications, it shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. The accidental failure to send, or the non-receipt by any person entitled to receive it of, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Joint holders

149. Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Notice to persons entitled by transmission

150. A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the directors may reasonably require to show his entitlement to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to, or where appropriate, sent using electronic communication to an address for the time being notified by the member concerned to the Company, for that purpose or by publication on a web-site in accordance with the Statutes, or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company have notice of his death or bankruptcy or liquidation be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Address/receipt of notices

151. (A) Any members whose registered address is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which

notices or documents may be served upon or delivered to him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member who registered address is not within the United Kingdom and who gives to the Company an address for the purposes of electronic communications may, at the discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the Company.

(B) If at least three notices or other documents or communications (including any such document as is referred to in Article 146) sent to the address on the Register at the last known address of a member are returned to the Company and such member (or any person entitled to the member's shares by transmission) has not notified the Company of a new address to which communications from the Company are to be sent, the Company shall not be required to send any further notices or such other documents or communications to such member (or any person entitled to the member's shares by transmission) until notified of a new address within the United Kingdom for the service of notices.

Advertisement when postal strike

152. If by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading daily newspapers with national circulation and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

Requirement by Statutes

153. Nothing in any of the preceding five Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING-UP

Directors' power

154. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

Division of assets

155. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the liquidator may, with the authority of an extraordinary

resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as among the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity to directors and officers

156. Subject to the provisions of and so far as may be consistent with the Statutes, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the Company as an auditor is an "officer" of the Company.





CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **4256886**

Whereas **MARKS AND SPENCER GROUP p.l.c.**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **20th March 2002**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **22nd March 2002**

Given at Companies House, Cardiff the **22nd March 2002**

An Authorised Officer

No: 4256886

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

MARKS AND SPENCER GROUP P.L.C.

Passed 7th March, 2002

At an Extraordinary General Meeting of the above-named Company duly convened and held on 7th March, 2002 the following resolutions were passed, as special resolutions.

1. That the special resolutions numbered 7 and 8 which were passed at an extraordinary general meeting of the Company (then called Conker Retail Limited) held on 22 January, 2002 are to take effect conditionally upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective in accordance with its terms and the reference to the "Scheme" in sub-paragraph (i) of the special resolution numbered 7 is to be read as a reference to the Scheme.

2. That the special resolutions numbered 1 and 2 which were passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 be rescinded and be replaced by the special resolution numbered 3 in the notice by which this meeting was convened.

3. That, conditional upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective:

   (a) subject to and conditional upon the Ordinary Shares of 245 pence each in the capital of the Company required to be issued by the Company pursuant to the Scheme having been registered in the names of the persons entitled thereto the share capital of the Company be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each Ordinary Share of 245 pence issued pursuant to the Scheme and reducing the nominal value of each such Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued Ordinary Share of 245 pence from 245 pence to 25 pence; and

(b) upon redemption of all the Redeemable Preference Shares in the share capital of the Company, the Company's Articles be amended by deleting all the terms relating to the Redeemable Preference Shares.

4. That with effect from the passing of this resolution, the Articles of the Company be amended:

(a) by the insertion in Article 2 of the following new definitions, to be inserted after the definitions of "holder" and "Register" respectively:-

"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with its terms;

(b) by the insertion in Article 4A(A) of the following new sub-paragraph (iii):-

"(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares."

(c) by deleting Article 4A(B)(vii) and substituting a new sub-paragraph (vii) of Article 4A(B) as follows:-

"(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding,

the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled."

(d) by deleting Article 89 and substituting a new Article 89 as follows:-

"Additional remuneration

89 Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise."

5. That the special resolution numbered 3 and passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 is to take effect as though the reference to the "Scheme" is a reference to the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court.

....
Chairman of the Meeting

LT020560213

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

(Adopted by special resolution passed on 22nd January, 2002)

of

Marks and Spencer Group p.l.c.

PRELIMINARY

Table A

1. The regulations in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

Definitions

2. In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

Words	Meanings
"Act"	means the Companies Act 1985;
"address"	in relation to electronic communications, includes any number or address used for the purposes of such communications;
"these Articles"	means these articles of association as from time to time altered and the expression "**this article**" shall be construed accordingly;
"the board"	means the board of directors from time to time of the Company as the directors present at a meeting of the directors of which a quorum is present;
"certificated share"	means a share which is not an uncertificated share;
"electronic communication"	means the same as in the Electronic Communications Act 2000;
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic

	communication for the purpose of establishing the authenticity or integrity of the communication;
"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"member"	means a member of the Company;
"month"	means a calendar month;
"Office	means the Registered Office of the Company for the time being;
"paid"	means paid or credited as paid;
"participating class"	a class of shares title to which is permitted by an Operator (as defined by the Uncertificated Securities Regulations) to be transferred by means of a relevant system;
"Register"	means the register of members of the Company;
"Seal"	means the Common Seal of the Company;
"Securities Seal"	means an official seal kept by the Company by virtue of Section 40 of the Act;
"the Statutes"	means the Act and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the Company;
"the Uncertificated Securities Regulations"	means the Uncertified Securities Regulations 1995 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations;
"Transfer Office"	means the place where the Register is situate for the time being;
"uncertificated share"	means a share of a class which is for the time being a participating class title to which is recorded on the register as being held in uncertificated form;
"United Kingdom"	means Great Britain and Northern Ireland; and
"year"	means a calendar year.

The expressions "**debenture"** and "**debenture-holder**" shall respectively include "**debenture stock**" and "**debenture stockholder**".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**Secretary**" shall include any person appointed by the directors to perform any of the duties of the Secretary including, but not limited to, a Joint, Assistant or Deputy Secretary.

All such of the provisions in these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

Words denoting the singular shall include the plural and *vice versa*. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

References to a document being signed or to signature include references to it being executed under hand or under seal or by any other method and, in the case of electronic communication, are to its bearing an electronic signature.

References to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion.

References to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature.

Headings are included only for convenience and shall not effect meaning.

3. Form of resolution

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provisions of these Articles.

Subject to the Statutes, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph, references to in writing include the use of electronic communication, subject to such terms and conditions as the board may decide.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the Company at the date of adoption of these Articles is £10,080,050,000, divided into 3,200,000,000 ordinary shares of 245 pence each (the "**Ordinary Shares**"), 3,200,000,000 B shares of 70 pence each (the "**B Shares**"), and 50,000 preferred non-voting redeemable shares of £1 each (the "**Redeemable Preference Shares**") (together, the "**Shares**").

Rights Attaching to Authorised Share Capital

4A. *(A)* *Ordinary Shares*

(i) Subject to the superior rights of any other classes of shares that may be issued by the Company, the rights attaching to Ordinary Shares as regards participation in the profits and assets of the Company shall be as follows:

(a) the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of Ordinary Shares; and

(b) on a return of assets on a winding up, the assets of the Company available for distribution among the members shall be applied in repaying to the holders of Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

(ii) Other rights attaching to Ordinary Shares are set out in the other provisions of these Articles.

(B) *B Shares*

(i) The B shares shall not carry any rights except as set out in this sub-article (B).

(ii) In this sub-article:

"**Business Day**" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London;

"**6 month LIBOR**" means the rate for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by the Company or such agent as the Company shall appoint

from time to time (the "**Reference Agent**") at or about 11.00 a.m. (London time) on the first Business Day of a Calculation Period.

If for any reason the rate does not appear, or if the relevant page is unavailable:

(i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its nominal London office its offered quotation to leading banks for pounds sterling deposits in London for a 6 month period; and

(ii) the rate shall be the arithmetic mean (rounded upward if necessary to the nearest 1/16 per cent.) of the respective rates notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iii) After the payment of the preferential dividend to holders of Redeemable Preference Shares but in priority to the dividend rights of all other classes of share in issue from time to time, a holder of a B Share shall be entitled to be paid out of profits of the Company available for distribution and before the profits are carried to reserves, a non-cumulative dividend per B Share which shall :

(a) begin to accrue on the later of 26th March, 2002 or the date of issue of that B Share;

(b) be at such annual rate of the nominal amount paid up on a B share as is calculated on an annual basis in accordance with paragraphs (iv) and (v) of this sub-article;

(c) be paid (without having to be declared) *in arrears* on 25th September, 2002 and thereafter on 25 March and 25 September each year (or if any such date falls on a day which is not a Business Day it shall be paid on the next following Business Day, without any interest in respect of such delay) (each a "**Payment Date**"); and

(d) be rounded down to the nearest penny.

A holder of a B Share shall not be entitled to any other right of participation in the profits of the Company.

(iv) Each six month period ending on a Payment Date is called a "**Calculation Period**". The annual rate applicable to a Calculation Period shall be the lower of:

(a) 25 per cent. per annum; and

(b) 75 per cent. of 6 month LIBOR for the Calculation Period.

(v) Payments of preferential dividends shall be made to holders of B Shares shown on the Register at such date as is selected by the board provided that such date is not less than 15 days or more than 42 days prior to the relevant Payment Date (or, in the event of no selection by the board, on the date falling 15 days prior to the relevant Payment Date).

(vi) A dividend paid on a B share which is unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company.

(vii) On a winding-up or a reduction of capital after 1st April, 2002 involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each B Share shall confer on the holder thereof the right to repayment of the nominal amount paid up on the B Share together with a sum equal to the Relevant Proportion of the preferential dividend which would have been paid in respect of the B Share if the winding-up or reduction of capital had taken effect on the last day of the then current Calculation Period. For the purpose of this paragraph, the "**Relevant Proportion**" shall be the fraction calculated by dividing:

(a) the number of days from and including the preceding Payment Date (or, if the date of winding-up or reduction in capital is prior to 25th September, 2002, the 25th March, 2002) to, but excluding, the date of the winding-up or reduction in capital; by

(b) the number of days from and including the preceding Payment Date (or, if the date of winding-up or reduction in capital is prior to 25th September, 2002, the 25th March, 2002) to, but excluding, the following Payment Date.

The aggregate entitlement of each holder of B Shares on a winding-up or reduction in capital in respect of its B Shares shall be rounded up to the nearest whole penny.

(viii) If on a winding-up or reduction in capital the amount available for payment to shareholders is insufficient to satisfy in full the amounts payable in respect of B Shares, the holders of B Shares shall share such payment on a pro rata basis.

(ix) Subject to the provisions of the Act, a B Share held by a member shall be redeemed on the first to occur of:

(a) the Payment Date prior to which the member has elected for that B Share to be redeemed by the Company;

(b) the date specified in a notice given by the Company to the member at any time after the date which is the third anniversary of the Scheme Effective Date or the date when the total number of B Shares then in

issue becomes less than 25 per cent. of the total number of B Shares issued that have been issued by the Company (whichever occurs first), provided that the date specified in the notice shall not be less than 10 days nor more than 42 days from the date of the notice; and

(c) the one-hundredth anniversary of the date of their issue.

On redemption the Company shall pay to the holder of each B Share subject to redemption the nominal value of such B Share.

(x) B Shares redeemed as aforesaid shall be cancelled and the Company shall not be entitled to re-issue the same.

(xi) For the purpose of this paragraph:

(a) **"Redemption Call Date"** means the date on which a redemption occurs pursuant to paragraphs (ix)(b) or (ix)(c) of this sub-article; and

(b) **"Relevant Proportion"** means the number of days from and including the last Payment Date to, but excluding, the Redemption Call Date, divided by 183.

On a Redemption Call Date, the holder of each B Share being redeemed shall be entitled to the Relevant Proportion of the preferential dividend that would have been paid in respect of the B Share if the Redemption Call Date fell on the last day of the then current Calculation Period. The aggregate amount payable to a holder of B Shares pursuant to this paragraph shall be rounded down to the nearest whole penny.

(xii) B Shares shall carry no votes and a holder of a B Share shall not, by virtue of its holding of a B Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(xiii) The Company may from time to time:

(a) create, allot and issue further shares whether ranking pari passu with or in priority to B Shares; or

(b) reduce its capital by repaying any or all of the nominal amount paid up on B Shares,

and none of the foregoing shall be a breach or variation of the rights attaching to B Shares.

(C) *Redeemable Preference Shares*

(i) The Redeemable Preference Shares shall not carry any rights except as set out in paragraph (iii) of this sub-article (C).

(ii) The Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iii) A holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1st January annually, at a rate per annum equal to 2 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year).

(iv) On a winding-up or a reduction of capital involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right to repayment of the nominal amount paid up on the Redeemable Preference Share before repayment of the capital paid up on other classes of share capital.

(v) Subject to the provisions of the Act, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company or the holder thereof. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share.

(vi) Redeemable Preference Shares redeemed pursuant to paragraph (v) of this sub-article shall be cancelled and the Company shall not be entitled to re-issue the same.

Shares with special rights

5. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any shares or class of shares for the time being issued (which special rights may be varied or abrogated only in the manner provided by the next following article), any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the directors may determine) and subject to the provisions of the Statutes the Company may issue shares which are, or at the option of the Company or the shareholder are liable, to be redeemed.

Redeemable Shares

6. Subject to the provisions of the Statutes and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.

VARIATION OF RIGHTS

Variation of rights

7. (A) Subject to the provisions of the Statutes the holders of any class of shares may at any time and from time to time and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Company's capital affecting the class of shares in a manner not otherwise authorised by these Articles, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind on or before liquidation, or to any contract for the sale of the whole or any part of the Company's property or business determining the way in which as between the several classes of shareholders the purchase consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if *sui juris* and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class.

This article shall not be read as implying the necessity for such consent in any case in which but for this article the object of the resolution could have been effected without it. The consent in writing of the holders of three-fourths of the issued shares of the class shall have the same effect as an extraordinary resolution passed at a meeting of holders of shares of the class.

(B) Any meeting for the purpose of sub-article (A) above shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company provided that no member, not being a director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution and that (except that a chairman if a director may give a casting vote whether a holder of shares of the class or not) no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be members holding or representing by proxy not less than one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by

any five members present in person or by proxy and entitled to vote at the meeting.

Special rights

8. Special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF CAPITAL

New shares subject to these articles

9. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Alteration by ordinary resolution

10. (A) The Company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B) Upon any consolidation of fully-paid shares into shares of larger amount the directors may settle any difficulty which may arise with regard thereto and in particular may as between the holders of shares so consolidated determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one holder (or joint holders) being consolidated with shares registered in the name of another holder (or joint holders) may make such arrangements for the allocation, acceptance or sale of

the consolidated share and for the distribution of any moneys received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

Power to purchase own shares

11. Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Fractions

12. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Statutes, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Power to reduce capital

13. The Company may reduce its share capital or any capital redemption reserve fund or share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

SHARES

Issue

14. (A) All unissued shares shall be at the disposal of the directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(B) (i) The directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(ii) During each prescribed period the directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(iii) By such authority and power the directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(iv) For the purposes of this article:

(a) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register at a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "**prescribed period**" means:

(1) for the purposes of the authority conferred by sub-paragraph (i) above, the period (not exceeding five years on any occasion) for which such authority is renewed by an ordinary resolution or special resolution

of the Company (as the case may be) stating the Section 80 Amount for such period; and

(2) for the purposes of the power conferred by sub-paragraph (ii) above, the period (not exceeding five years on any occasion) for which such power is renewed by a special resolution of the Company stating the Section 89 Amount for such period;

(c) "**the Section 80 Amount**" shall be that stated in the relevant ordinary resolution or special resolution (as the case may be) or any increased amount fixed by ordinary resolution;

(d) "**the Section 89 Amount**" shall be that stated in the relevant special resolution;

(e) the nominal amount of any securities shall be taken to be in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Commissions/brokerage

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation of allotment

16. The directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the directors may think fit to impose.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Suspension of rights where non-disclosure of interest

18. (A) No member shall, unless the directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or

by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any calls or other sums presently payable by him to the Company in respect of such shares in the Company remain unpaid.

(B) Where the holder of any shares in the Company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the Company may give the holder of those shares a further notice (a "**restriction notice**") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these Articles, be subject to those relevant restrictions accordingly.

(C) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the Company shall, within seven days, cancel the restriction notice. The Company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The Company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(D) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(E) Any new shares in the Company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(F) Any holder of shares on whom a restriction notice has been served may at any time request the Company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a request the Company shall give that information accordingly.

(G) If a statutory notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(H) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant

period, and may require any information to be given before the expiry of the relevant period.

(l) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the Company by a member as being so interested or shown in any register kept by the Company under the Statutes as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register kept by the Company under the Statutes as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and

the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may (subject to the requirements of the Uncertificated Securities Regulations) decline to register a transfer of the shares or any of them unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the Company under the Statutes requiring particulars of interests in shares or of the identity of persons interested in shares.

Uncertificated shares

19. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

SHARE CERTIFICATE

Issue of certificates

20. Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange. Subject to the Statutes and to any listing requirements of such share certificate may be authenticated by or issued bearing any one or more, as the directors may from time to time decide, of: the Seal or Securities Seal, or a representation of the Seal or Securities Seal; the signatures, or representations of the signatures, of two directors; or the signatures, or representations of the signatures, of a director and the secretary. Such representations may be made or produced mechanically, electronically, by laser printing or by such other means as the directors may from time to time approve.

Members' rights to certificates

21. Every person whose name is entered as a member in the Register in respect of any certificated shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor within one month after allotment (or one month after the date of expiration of any right of renunciation, if earlier) or within five business days of the lodgement of a transfer or (subject to the foregoing) within such other period as the terms of issue shall provide. Provided that the Company shall not be bound to register more than four persons as the joint holders of a share and in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all.

Transfer of part of shareholding

22. Where a member transfers part only of the shares comprised in a share certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Replacement of certificates

23. If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed, it may be replaced by a new certificate and on delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) on such terms (if any) as

to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the directors think fit.

CALLS ON SHARES

Power to make calls

24. The directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the share or by way of premium) and not by the terms of issue thereof made payable at fixed times. Each member shall (subject to receiving at least twenty-one days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed and may be made payable by instalments.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

Interest payable

27. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 10 per cent per annum) as the directors determine but the directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Deemed calls

28. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue of the same it becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation on calls

29. The directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

Payment on calls in advance

30. The directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 10 per cent per annum) as the member paying such sum and the directors agree upon.

FORFEITURE AND LIEN

Notice requiring payment of call

31. If a member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Form of notice

32. The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

33. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The directors may accept a surrender of any share liable to be forfeited hereunder.

Sale of forfeited shares

34. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the directors think fit. The directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Liability following forfeiture

35. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 12 per cent per annum (or such lower rate as the directors may approve) from the date of forfeiture or surrender until payment and the directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

Government tax

36. (A) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any member or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

(i) the death of such member;

(ii) the non-payment of any income tax or other tax by such member;

(iii) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

(iv) any other act or thing;

the Company in every such case:

(a) shall be fully indemnified by such member or his executor or administrator from all liability;

(b) may recover as a debt due from such member or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law together with interest thereon at the rate of 15 per cent per annum from date of payment to date of repayment.

Nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the

Company and every such member as aforesaid, his executor, administrator, and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

(B) The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

Enforcement of lien by sale

37. The Company may sell in such manner as the directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

Application of proceeds

38. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

Statutory declaration

39. A statutory declaration in writing that the declarant is a director or the secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

40. (A) All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee.

(B) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(C) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of transfer

41. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

Registration

42. The registration of transfers may be suspended at such times and for such period as the directors may from time to time determine and either generally or in respect of any class of shares. The Register shall not be closed for more than thirty days in any year.

Rights to decline registration

43. (A) The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

(B) The board may only decline to register a transfer of a uncertificated share in the circumstances set out in the Uncertificated Securities Regulations, and where,

in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(C) The board may decline to register any transfer of a certificated share unless:

(i) the instrument of transfer is in respect of only one class of share and is deposited at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question; and

(ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

44. If the board declines to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged or, in the case of a uncertificated shares, within two months after the date on which the relevant Operator-instruction is received, send to the transferee notice of the refusal.

Retention of transfers

45. All instruments of transfer which are registered may be retained by the Company. The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all share certificates and dividend mandates and dividend warrants which have been cancelled or have ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation and all notifications of change of name or address after the expiration of one year from the date of the recording thereof and it shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(A) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(B) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than aforesaid or in any other circumstances which would not attach to the Company in the absence of this article;

(C) References herein to the destruction of any document include references to the disposal thereof in any manner.

No fee payable on registration

46. No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or notice in lieu of distringas or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

Renunciation

47. Nothing in these Articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

48. In the case of the death of a shareholder the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Registration/Transfer on transmission

49. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by the said member.

Transmission - dividends

50. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise

by operation of law (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Election of person entitled by transmission

51. Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been met. All the provisions of these Articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

STOCK

Conversion

52. The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall *ipso facto* be converted into stock transferable in the same units as the existing stock of that class.

Transfer

53. The holders of stock may transfer the same or any part thereof as the Company in general meeting shall direct, but in the absence of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit). No stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the directors may from time to time determine.

Rights and privileges

54. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and

other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

Annual General Meeting

55. An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings.

Extraordinary General Meeting

56. The directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

57. An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least, and any other extraordinary general meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. Notice of such meetings shall be given in the manner hereinafter mentioned, to all members (other than members not entitled to receive such notice) whose names appear on the Register at the close of business on such date as the directors may from time to time determine, being a date not more than thirty-five days before the date set for the relevant meeting. References in this article to notice in writing include the use of electronic communications and publication on a web-site in the accordance to the Statutes.

Contents of notice

58. (A) Every notice calling a general meeting shall specify the place and the day and hour of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an annual general meeting, the notice shall also specify the meeting as such.

(C) In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect.

Omission or non-receipt of notice

59. The accidental omission to give any notice of a general meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

Routine business

60. Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(A) declaring dividends;

(B) considering and adopting the accounts, the reports of the directors and auditors and other documents required to be annexed to the accounts;

(C) appointing auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed;

(D) appointing or re-appointing directors to fill vacancies arising at the meeting on retirement by rotation or otherwise;

(E) any other business which pursuant to the Statutes shall be required to be transacted at an annual general meeting.

ATTENDANCE AT GENERAL MEETINGS

Attendance

61. (A) The provisions of this article shall apply if any general meeting is at or adjourned to more than one place.

(B) The notice of such a meeting or adjourned meeting shall specify the place at which the Chairman of the meeting shall preside (the "**Specified Place**") and the directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending the Specified Place and at the other places at which the meeting is held.

(C) The directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the

issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

(D) For the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place.

(E) If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given notwithstanding any other provision of these Articles.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

62. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person and entitled to vote shall be a quorum for all purposes.

Chairman

63. The chairman of the directors shall preside as chairman at a general meeting. If there be no such chairman or if at any meeting he is not present within five minutes after the time appointed for holding the meeting and willing to act, the directors present shall choose one of their number (or, if no director be present or if all the present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Security arrangements

64. The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Quorum at adjourned meeting

65. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of

members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than 10 nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the Company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Statutes. At any adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Entitlement to attend and speak

66. Each director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Adjournments

67. (A) Without prejudice to any other powers or discretions which he might exercise but for the provisions of this article, the chairman of any general meeting may:

(i) with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place; and if it appears to the chairman that it is likely to be impracticable to hold or continue that meeting because the number of persons wishing to attend cannot be conveniently accommodated in the place appointed for the meeting. If or an adjournment is otherwise necessary, in the reasonable opinion of the chairman, so that the business of the meeting may be properly conducted, the chairman may adjourn the meeting from time to time and place to place without the consent of the general meeting; and

(ii) adjourn the meeting to another time and place (or other places pursuant to Article 53) without the consent of the quorum if in the chairman's reasonable opinion the unruly conduct of persons attending the meeting prevents the continuation of the business of the meeting;;

(B) No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the directors. When a meeting is adjourned for thirty days or more *sine die*, not less than seven days' notice of

the adjourned meeting shall be given in like manner hereinafter mentioned as in the case of the original meeting.

(C) In addition to (A) the chairman shall take such other action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of meeting and the chairman's decision on matters of procedure or matters arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Notice of adjournment

68. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

69. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution no amendment (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon unless written notice of the proposed amendment and of the intention to move it has been left at the Office not less than forty-eight hours before the time appointed for the holding of the meeting at which the ordinary resolution is to be considered.

Methods of voting

70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(A) the chairman of the meeting; or

(B) not less than five members present in person or by proxy and entitled to vote; or

(C) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(D) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Poll

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting. Unless a poll be demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is duly demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. If a demand for a poll is withdrawn the result of a show of hands declared before the demand was made shall remain valid and shall constitute the decision of the meeting on the resolution or issue in question.

Chairman's casting vote

72. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

When poll to be taken

73. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights

74. Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share held by him.

Votes of joint holders

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

Member under incapacity

76. Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the directors may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Objections or errors in voting

77. If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not invalidate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman and shall only invalidate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Poll votes

78. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Proxy

79. A proxy need not be a member of the Company.

Instrument appointing proxy

80. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the directors may accept and:

(A) in the case of an individual shall be signed by the appointor or by his attorney; and

(B) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or officer of the corporation.

The directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer. The signature on such instrument need not be witnessed.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Lodgement of proxy

81. (A) The appointment of a proxy must, in the case of an appointment which is not contained in an electronic communication, be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purpose of any subsequent meetings to which it relates.

(B) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

An appointment of a proxy which is not received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Proxy demanding poll

82. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting, and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Invalidation of proxy

83. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

CORPORATIONS ACTING BY REPRESENTATIVES

Appointed representative

84. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

Number of directors

85. Subject as hereinafter provided the directors shall not be less than four in number. The Company may by ordinary resolution from time to time vary the minimum number of directors and/or fix and from time to time vary the maximum number of directors.

Share qualification

86. The qualification of a director shall be the holding (whether in his own name or by his nominee) of shares of any class of the Company to the nominal value of not less than £500. The person elected or appointed may act before acquiring his qualification, but it shall be deemed a condition of his election or appointment that he shall acquire the said qualification within two months thereafter, and in default his office shall be vacated. A

person vacating office under this article shall be ineligible for re-election or re-appointment as a director until he shall have obtained his qualification.

Expenses

87. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in or about the business of the Company.

Age of directors

88. No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Statutes of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these Articles. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

Additional remuneration - executive directors

89. Any director who is appointed to any executive office and who performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director may be paid additional remuneration by way of salary, commission or otherwise.

Pensions

90. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any of its subsidiaries and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Appointment to executive office

91. (A) The directors may from time to time appoint one or more of their body to be holder of any executive office by such title and on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

92. The appointment of any director to the office of chairman or to any executive office shall automatically determine if he cease to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation of powers

93. Subject as otherwise provided by these Articles the directors may entrust to and confer upon any director any of the powers exercisable by them as directors (other than the power to borrow and to make calls) upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Vacation of office

94. The office of a director shall be vacated in any of the following events, namely:

(A) if he shall become prohibited by law from acting as a director;

(B) if he shall resign by writing under his hand left at the Office or if he shall tender his resignation and the directors shall resolve to accept the same;

(C) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(D) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(E) if he shall be absent from meetings of the directors for six months without the consent of a majority of the other directors and the directors shall resolve that his office be vacated;

(F) if he shall be removed from office by notice in writing served upon him signed by not less than three-quarters of the directors for the time being, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(G) if he shall cease to hold the necessary qualification in shares of the Company or does not obtain the same within two months from the date of his appointment.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Rotational retirement

95. At each annual general meeting at least one-third of the directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not greater than one-third) shall retire from office.

Determination of retiring directors

96. At each annual general meeting all those directors who have continuously held office at the time of the two preceding annual general meetings and did not retire at either of them shall retire. Any director who wishes to retire may also retire. A retiring director shall be eligible for re-election.

Identity of directors to retire

97. The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these Articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Re-election

98. The Company at the meeting at which a director retires under any provision of these Articles may by ordinary resolution fill up the office being vacated by electing thereto the retiring director or some other person eligible for appointment. In default the retiring director shall be deemed to have been re-elected except in any of the following cases:

(A) where at such meeting it is expressly resolved not to fill up such office or a resolution for the re-election of such director is put to the meeting and lost;

(B) where such director has given notice in writing to the Company that he is unwilling to be re-elected;

(C) where the default is due to the moving of a resolution in contravention of the next following article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Resolution for re-election

99. A resolution for the appointment of two or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Notice for re-election

100. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director at any general meeting unless not less than seven nor more than forty two clear days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Removal from office

101. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any director from office notwithstanding any provisions of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement, and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled by the directors as a casual vacancy.

Appointment by Board

102. The directors shall have power at any time and from time to time to appoint any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for election, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

The title "Director" for non-Directors

103. The directors may from time to time appoint any person to an office of employment having a designation or title including the word "**director**" or attach to any existing office of employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "**director**" in the designation or title of such office of employment with the Company shall not imply that the holder thereof is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a director for any of the purposes of these Articles.

ALTERNATE DIRECTORS

Appointment

104. (A) Any director may at any time and from time to time by writing under his hand and deposited at the Office, or delivered at a meeting of the directors, appoint any person to be his alternate director either generally or for a specific period or purpose and may in like manner at any time terminate such appointment. If the person appointed as alternate director is not himself a director, such appointment, unless previously approved by the directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate director shall determine on the happening of any event which if he were a director would cause him to vacate such office or if his appointor ceases to be a director.

(C) An alternate director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the directors and shall be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a director. If he shall be himself a director or shall attend any such meeting as an alternate for more than one director, his voting rights shall be cumulative. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability his signature to any resolution in writing of the directors shall be as effective as the signature of his appointor. To such extent as the directors may from time to time determine in relation to any committees of the directors the foregoing sentence shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate director shall not (save as aforesaid) have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

(D) An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses, and to be indemnified, by the Company to the same extent *mutatis*

mutandis as if he were a director but he shall not be entitled to receive from the Company in respect of his appointment as alternate director any remuneration except only such proportion (if any) of the remuneration payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(E) In this article references to by writing shall include the use of electronic communications subject to such terms and conditions as the board may decide.

MEETING AND PROCEEDINGS OF DIRECTORS

Calling/voting/notice

105. Subject to the provisions of these Articles the directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit and, in particular, may meet together in any country, territory or state that they may determine. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. The chairman or any two directors may, and the secretary on the requisition of the chairman or any two directors shall, at any time summon a meeting of the directors. It shall not be necessary to send notice of a meeting of directors to any director for the time being absent from the United Kingdom but any such director may require that notice of any meeting of directors to be held during his absence shall be delivered to an address given for the purpose to the secretary. Any director may waive notice of any meeting and any such waiver may be retroactive. Any notice of a directors' meeting may be given by way of electronic communications and publication on a web-site in accordance with the Statutes.

Quorum

106. (A) The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be four persons. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

(B) All or any of the directors may participate in a meeting of the directors by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is present.

Declaration of interest in contract

107. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

Permitted interests and voting

108. (A) Subject to the provisions of the Statutes and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Statutes and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or

variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or

disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by

a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Minimum number

109. The continuing directors may act notwithstanding any vacancies, but if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing directors or director may act for the purpose of filling up such vacancies or of summoning general meetings of the Company, but not for any other purpose. If there be no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Electing Chairman

110. The directors may elect a chairman and determine the period for which he is to hold office. If no chairman shall have been appointed, or if at any meeting he is not present within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

111. A resolution in writing signed by all the directors shall be as effective as a resolution passed at a meeting of the directors duly convened and held and may consist of several documents in the like form, each signed by one or more of the directors. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Participation in meetings by electronic means

112. All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so

participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

Delegation to committee

113. The directors may delegate any of their powers or discretions (other than the powers to borrow and make calls) to committees consisting of such one or more members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the directors. The directors may also delegate any of their powers or discretions (other than the powers to borrow and to make calls) to committees including persons other than directors and may give such persons voting rights as members of such committee but so that:

(A) the number of such persons shall be less than one-half of the total number of members of the committee; and

(B) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are directors.

Meetings of committees

114. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the directors, so far as the same are applicable and are not superseded by any regulations made by the directors under the last preceding article.

Persons dealing in good faith

115. All acts done by any meeting of directors, or of any such committee of directors or by any person acting as a director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment or continuance in office of any such director, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of the Committee and had been entitled to vote.

BORROWING POWERS

Borrowing powers and restrictions

116. (A) Subject as hereinafter provided and to the provisions of the Statutes, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group (which expression in this article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

(C) For the purpose of the foregoing limit:

(i) moneys borrowed by any member of the Group for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(ii) moneys borrowed by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion and moneys borrowed and owing to a partly-owned subsidiary by another member of the Group shall be taken into account to the extent of a proportion thereof equal to the minority proportion; for the purposes aforesaid "**minority proportion**" shall mean the proportion of the issued equity share capital of such partly-owned subsidiary which is not attributable to the Company.

(D) In this article the expression "**Adjusted Capital and Reserves**" means at any material time a sum equal to the aggregate of:

(i) the amount paid up on the issued share capital of the Company; and

(ii) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account or capital redemption reserve) after adding thereto or deducting therefrom any balance to the credit or debit of profit and loss account;

all based on a consolidation of the then latest available audited balance sheets of the Company and its subsidiaries but after making all such adjustments therein as in the opinion of the auditors are appropriate.

The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned. For the purposes of this article the directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in

consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the directors became aware that such a situation has or may have arisen.

(E) No person dealing with the Company or any of its subsidiaries shall be concerned to see or inquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

By Statutes and Articles

117. The business and affairs of the Company shall be managed by the directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles to the provisions of the Statutes and to such regulations, being not inconsistent with these Articles, as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the directors which would have been valid if such regulation had not been made. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

Appointment to local boards/agencies

118. The directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the directors (other than the powers to borrow and to make calls), with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Attorney

119. The directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not

exceeding those vested in or exercisable by the directors under these Articles and other than the powers to borrow and to make calls) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Signing of financial instruments

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

SECRETARY

Appointment and removal of secretary

121. The secretary shall be appointed by the directors on such terms and for such period as they may think fit. Any secretary so appointed may at any time be removed from office by the directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The directors may also from time to time appoint one or more assistant or deputy secretaries.

THE SEAL

Safe custody and authentication

122. (A) The directors shall provide for the safe custody of the Seal and any Securities Seal which shall not be affixed to any instrument without the authority of the directors or of a committee authorised by the directors in that behalf.

(B) Every instrument to which the Seal shall be affixed shall be signed autographically by:

(i) two directors; or

(ii) one director and the secretary or such other persons as the directors may appoint for the purpose (and if the secretary shall be a limited company, such company may nominate any person to act on his behalf); or

(iii) two other persons as may be appointed for the purpose by the directors;

save that as regards any certificates for shares or debentures or other securities of the Company the directors may by resolution determine that such signatures or

either of them shall be dispensed with or affixed or reproduced by mechanical or electronic means or by laser printing or by such other means as they may from time to time decide.

(C) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

AUTHENTICATION OF DOCUMENTS

Power to authenticate

123. Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

124. The Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Apportionment of dividends

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this article no amount paid on a share in advance of calls shall be treated as paid on the share.

Fixed dividends

126. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends of such amounts and on such dates and in respect of such period as they think fit. A resolution of the directors declaring any such dividend shall (once published with their authority) be irrevocable and have the same effect as if such dividend had been declared upon the recommendation of the directors by an ordinary resolution of the Company.

Profits from acquired business

127. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased *cum dividend* or interest, such dividend or interest may at the discretion of the directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Non-bearing interest

128. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Permitted deductions

129. The directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Retention

130. The directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Unclaimed

131. The directors may retain the dividends or other moneys payable on or in respect of a share if:

    (A) on at least three consecutive occasions dividend warrants in respect of the share have become payable and either have been left uncashed or have been returned to the Company; or

(B) the Company is not required pursuant to Article 151(B) to send any notices, documents or other communications to the holder of such share (or any person entitled to the member's share by transmission).

Transfer

132. The directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Forfeiture of unclaimed dividends

133. The directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date such dividend became due for payment shall, if the directors so resolve, be forfeited and shall revert to the Company.

Untraced shareholders

134. The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the

date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.

Payment by other means

135. The Company may upon the recommendation of the directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Cheque/warrant

136. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct or may be paid by inter-bank transfer or in accordance with some other means stipulated by such members or person or persons.

Every such cheque or warrant shall be made payable to the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn or receipt of the moneys by the payee bank in the case of an inter-bank transfer shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

Payment date

137. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

Joint holders

138. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Scrip dividends

139. With the prior approval of an ordinary resolution of the Company passed at a general meeting the directors may, in respect of any dividend proposed to be paid or declared at that general meeting or at any time prior to the end of the fifth annual general meeting held thereafter, offer Shareholders the right to elect to receive an allotment of additional Shares credited as fully paid in lieu of the whole or any part (to be determined by the directors) of such dividend. In any such case the following provisions shall apply:

(A) a holder of Shares who elects to receive additional Ordinary Shares in lieu of a dividend, or part thereof, (an "**Electing Shareholder**") shall be entitled to be allotted that whole number of additional Shares nearest to, but not greater than, the number determined by the formula

$\frac{(A - B)}{C}$ where:

"A" = relevant cash dividend which the Electing Shareholder forgoes;

"B" = tax credit on that dividend; and

"C" = Market Price.

For this purpose, "**Market Price**" shall mean the average of the middle market quotations for the Company's Ordinary Shares on The Stock Exchange as derived from the Daily Official List for each of the first five business days on which the Company's Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the Company's sponsor or auditor as to the Market Price shall be conclusive evidence of that fact;

(B) if the directors determine to allow such right of election on any occasion they shall give notice in writing to the Shareholders of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective; the directors may also issue forms under which Shareholders may elect to receive Shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the Market Price shall not have been determined);

(C) the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable on Shares in respect of which the share election has been made, (the "**Elected Shares**") and in lieu of such dividend there shall be allotted to each Electing Shareholder the number of additional Ordinary Shares to which such Electing Shareholder is entitled pursuant to sub-paragraph (i) of this article.

For such purpose the directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve fund or other undistributable reserve) or profit and loss account, as the directors may determine, a sum equal to the aggregate nominal value of all the additional Shares to be allotted to the Electing Shareholders and shall apply that sum in paying up in full the appropriate number of unissued Shares for allotment and distribution to and amongst the Electing Shareholders on the basis of allotment provided for by this article;

(D) the additional Shares so allotted shall rank *pari passu* in all respects with the fully-paid Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(E) no fraction of any share shall be allotted. The directors may make provision whereby any fractional entitlements are accrued and/or retained (without interest) and in each case accumulated on behalf of the holder of the Elected Shares and such accruals or retentions are applied to the future allotment to or future cash subscription on behalf of such Shareholder of fully-paid Shares;

(F) Article 141 shall apply *mutatis mutandis* to any capitalisation made pursuant to this article;

(G) unless the directors shall on any occasion determine otherwise, rights of election shall not be made available to:

(i) the holders of American depositary receipts evidencing rights in relation to Shares;

(ii) any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the offer of rights of election under this article would or might in the opinion of the directors be unlawful;

(H) in relation to any particular proposed dividend the directors may in their absolute discretion:

(i) withdraw the offer previously made to Shareholders to elect to receive additional Shares in lieu of the cash dividend (or part thereof); or

(ii) may disregard elections made pursuant to such offer at any time prior to the allotment of the additional Shares;

In either event, the directors' will pay a cash dividend to Electing Shareholders.

(I) (a) the directors shall give notice in writing to every Shareholder to whom they propose to offer the right of election and either with or following that notice shall send forms of election and specify the procedure to be followed and the place at which and the time by which duly completed forms of election must be lodged in order to be effective; and

(b) unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Shares shall be in uncertificated form (in respect of the member's elected Shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected Shares which were in certificated form on the date of the member's election).

RESERVES

Reserve fund from profits

140. The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve carry forward any profits. In carrying sums to

reserve and in applying the same the directors shall comply with the provisions of the Statutes.

CAPITALISATION OF PROFITS AND RESERVES

Shareholder rights

141. (A) The Company may upon the recommendation of the directors by ordinary resolution authorise the directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account or otherwise available for distribution, and to appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend on the Shares and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully paid up to and amongst them in the proportion aforesaid or partly in one way and partly in the other: provided that share premium account and capital redemption reserve may only be applied hereunder in the paying up of unissued shares to be issued as fully paid.

(B) Whenever such a resolution as aforesaid shall have been passed the directors shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully-paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the directors to make such provisions as they think fit for the case of shares or debentures becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) and also to authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for the allotment credited as fully paid up of any shares or debentures to be issued upon such capitalisation and for matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

MINUTES AND BOOKS

Record of proceedings

142. The directors shall cause minutes to be made in books to be provided for the purpose:

(A) of all appointments of officers made by the directors;

(B) of the names of the directors present at each meeting of directors and of any committee of directors;

(C) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the directors and of committees of directors.

Retention

143. Any register, index, minute book, book of account or other book required by these presents or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Location and inspection

144. The books of account shall be kept at the Office, or at such other place within the United Kingdom as the directors think fit and shall always be open to the inspection of the directors. No member (other than a director) shall have any right of inspecting any account or book or documents of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the directors.

Documents laid before members

145. A copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these articles. Provided that this article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office provided further that if the Statutes so permit the Company need not send copies of these documents to members who do not wish to receive them but may send them such summary financial statement or other documents as may be authorised by the Statutes. For the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Statues.

AUDITORS

Good faith

146. Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Notice of general meetings

147. The auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as auditor.

NOTICES

Method of despatch

148. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid, or where appropriate, by sending if using electronic communications to an address for the time being notified by the member concerned to the Company for that purpose or by publication on a web-site in accordance with the Statutes. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Where a notice or other document is sent by the Company using electronic communications, it shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. The accidental failure to send, or the non-receipt by any person entitled to receive it of, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Joint holders

149. Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in

the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Notice to persons entitled by transmission

150. A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the directors may reasonably require to show his entitlement to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to, or where appropriate, sent using electronic communication to an address for the time being notified by the member concerned to the Company, for that purpose or by publication on a web-site in accordance with the Statutes, or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company have notice of his death or bankruptcy or liquidation be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Address/receipt of notices

151. (A) Any members whose registered address is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which notices or documents may be served upon or delivered to him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member who registered address is not within the United Kingdom and who gives to the Company an address for the purposes of electronic communications may, at the discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the Company.

(B) If at least three notices or other documents or communications (including any such document as is referred to in Article 146) sent to the address on the Register at the last known address of a member are returned to the Company and such member (or any person entitled to the member's shares by transmission) has not notified the Company of a new address to which communications from the Company are to be sent, the Company shall not be required to send any further notices or such other documents or communications to such member (or any person entitled to the member's shares by transmission) until notified of a new address within the United Kingdom for the service of notices.

Advertisement when postal strike

152. If by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading daily newspapers with national circulation and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

Requirement by Statutes

153. Nothing in any of the preceding five Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING-UP

Directors' power

154. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

Division of assets

155. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the liquidator may, with the authority of an extraordinary resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as among the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity to directors and officers

156. Subject to the provisions of and so far as may be consistent with the Statutes, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in

relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the Company as an auditor is an "officer" of the Company.

No: 4256886

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

MARKS AND SPENCER GROUP P.L.C.

At an Extraordinary General Meeting of the above-named Company duly convened and held on 27th February, 2002 the following resolutions were passed, as special resolutions.

1. That the special resolutions numbered 7 and 8 which were passed at an extraordinary general meeting of the Company (then called Conker Retail Limited) held on 22 January, 2002 are to take effect conditionally upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective in accordance with its terms and the reference to the "Scheme" in sub-paragraph (i) of the special resolution numbered 7 is to be read as a reference to the Scheme.

2. That the special resolutions numbered 1 and 2 which were passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 be rescinded and be replaced by the special resolution numbered 3 in the notice by which this meeting was convened.

3. That, conditional upon the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") becoming effective:

   (a) subject to and conditional upon the Ordinary Shares of 245 pence each in the capital of the Company required to be issued by the Company pursuant to the Scheme having been registered in the names of the persons entitled thereto the share capital of the Company be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each Ordinary Share of 245 pence issued pursuant to the Scheme and reducing the nominal value of each such Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued Ordinary Share of 245 pence from 245 pence to 25 pence; and

   (b) upon redemption of all the Redeemable Preference Shares in the share capital of the Company, the Company's Articles be amended by deleting all the terms relating to the Redeemable Preference Shares.

4. That with effect from the passing of this resolution, the Articles of the Company be amended:

(a) by the insertion in Article 2 of the following new definitions, to be inserted after the definitions of "holder" and "Register" respectively:-

"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with its terms;

(b) by the insertion in Article 4A(A) of the following new sub-paragraph (iii):-

"(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares."

(c) by deleting Article 4A(B)(vii) and substituting a new sub-paragraph (vii) of Article 4A(B) as follows:-

"(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding, the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of

participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled."

(d) by deleting Article 89 and substituting a new Article 89 as follows:-

"Additional remuneration

89 Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise."

5. That the special resolution numbered 3 and passed at an extraordinary general meeting of the Company (under its present name) held on 22 January, 2002 is to take effect as though the reference to the "Scheme" is a reference to the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court.

....

Chairman of the Meeting

LT020560213



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

	Day	Month	Year
Date of appointment	21	01	2002
†Date of Birth	10	06	1934

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc CBE

Notes on completion appear on reverse.

Forename(s) BRIAN FORD

Surname BALDOCK

Previous Forename(s) Previous Surname(s)

Usual residential address THE WHITE HOUSE, DONNINGTON

Post town NEWBURY Postcode RG14 2JT

County / Region BERKSHIRE Country ENGLAND

†Nationality BRITISH †Business occupation COMPANY DIRECTOR

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12-02-02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14.02.02

(** a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~) DIRECTOR

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

20/02/02

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

CORNHILL INSURANCE PLC

DALGETY PLC (Previously known as ~~Known~~ known as Sygen International plc)

FIRST ARTIST CORPORATION P.L.C. (CHAIRMAN)

MARKS AND SPENCER P.L.C.

MENCAP LTD (CHAIRMAN)

SYGEN INTERNATIONAL ~~GROUP~~ PLC (PREVIOUSLY PIC INTERNATIONAL PLC)

WELLINGTON PUB COMPANY P.L.C.

WMC COMMUNICATIONS LTD – Resigned 2.1.1999

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(143)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

Date of appointment: Day 21 Month 01 Year 2002

†Date of Birth: Day 13 Month 05 Year 1935

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME Notes on completion appear on reverse.

*Style / Title: DAME | *Honours etc: DCB

Forename(s): STELLA

Surname: RIMINGTON

Previous Forename(s): | Previous Surname(s):

Usual residential address FLAT 1, 27 BAKER STREET

Post town: LONDON | Postcode: WIM 2AE

County / Region: | Country: ENGLAND

†Nationality: BRITISH | †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31/1/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 8/2/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 | DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

BG GROUP PLC

GKR ASSOCIATES LTD

INSTITUTE OF CANCER RESEARCH (CHAIRMAN)

MARKS AND SPENCER P.L.C.

MARKS AND SPENCER VENTURES LIMITED

ROYAL AIR FORCE MUSEUM

ROYAL MARSDEN HOSPITAL NHS TRUST

SAINT FELIX SCHOOL

~~SPECIAL IMMIGRATION APPEALS COMMISSION~~ SK

THE AIR LEAGUE

TOWN CLOSE HOUSE EDUCATIONAL TRUST LIMITED

WHITEHEAD MANN GROUP GKR LTD

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(144)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

02 DEC 20

	Day	Month	Year
Date of appointment	2 1	0 1	2 0 0 2
†Date of Birth	2 1	0 1	1 9 6 0

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) ROGER ANTHONY

Surname HOLMES

Previous Forename(s) Previous Surname(s)

Usual residential address THE THATCHED COTTAGE, CHURCH LANE, ROWLEDGE

Post town FARNHAM Postcode GU10 AEL

County / Region SURREY Country ENGLAND

†Nationality BRITISH †Business occupation DIRECTOR

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 8/2/02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] **Date** 8/2/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

KINGFISHER PLC

MARKS AND SPENCER P.L.C.

THE ZIP PROJECT LIMITED

WOOLWORTHS PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title *instead of or in addition to the forenames and surname* and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.


SECRETARIAT



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year
Date of appointment	21	01	2002
†Date of Birth	18	12	1955

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR   *Honours etc:

Forename(s): ANTHONY

Surname: BALL

Previous Forename(s):   Previous Surname(s):

Usual residential address: 70 CASTLENAU

Post town: Postcode: SW13 9EX

County / Region: LONDON   Country: ENGLAND

†Nationality: BRITISH   †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 4.2.02

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 4.2.02

(** a ~~director~~ / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)
DIRECTOR

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728   DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

BRITISH INTERACTIVE BROADCASTING HOLDINGS LIMITED

BRITISH SKY BROADCASTING GROUP PLC

MARKS AND SPENCER P.L.C.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(146)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Date of appointment (Day Month Year) 2 1 0 1 2 0 0 2

†Date of Birth (Day Month Year) 0 8 1 2 1 9 4 8

Appointment form

Appointment as director X — as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): JOHN KEVIN

Surname: LOMAX

Previous Forename(s): — Previous Surname(s):

Usual residential address HAWLING MANOR, HAWLING

Post town: CHELTENHAM — Postcode: GL54 5TA

County / Region: GLOUCESTERSHIRE — Country: ENGLAND

†Nationality: BRITISH — †Business occupation: CHAIRMAN

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 4/2/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4/2/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~) Director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 — DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

HAWLING DEVELOPMENT COMPANY LIMITED

MARKS AND SPENCER P.L.C.

MISYS PLC

OBSERVATORY FITNESS LTD

OBSERVATORY MANAGEMENT LTD

THE FRIENDS OF COVENT GRADEN

THE ROYAL OPERA HOUSE FOUNDATION

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(147)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year
Date of appointment	21	01	2002
†Date of Birth	26	02	1951

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) LUC EMILE

Surname VANDEVELDE

Previous Forename(s) Previous Surname(s)

Usual residential address 15 CLARENCE TERRACE

Post town LONDON Postcode NW1 4RD

County / Region Country ENGLAND

†Nationality BELGIAN †Business occupation CHAIRMAN

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 01/02/02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] **Date** 01/02/02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

ECR EUROPE (CHAIRMAN)

GLOBAL COMMERCE INITIATIVE (CHAIRMAN)

MARKS AND SPENCER P.L.C.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(148)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	21	01	2002	†Date of Birth	20	10	1936

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) JOHN MICHAEL

Surname KEENAN

Previous Forename(s) Previous Surname(s)

Usual residential address APT. 709 79 MARSHAM STREET

Post town LONDON Postcode SW1P 4SB

County / Region Country ENGLAND

†Nationality UNITED STATES †Business occupation DEPUTY CHIEF EXECUTIVE OFFICER

†Other directorships (additional space overleaf) SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31/1/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 31/1/02

(** a ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form

Company Number 4256886

† Directors only. † Other directorships

BODY SHOP INTERNATIONAL PLC
CABLE & WIRELESS COMMUNICATIONS PLC
DIAGEO PLC
GRAND CRU CONSULTING LTD
GRAND METROPOLITAN PLC
MARKS AND SPENCER P.L.C.
TOMKINS PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

149

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

Date of appointment: Day 21 Month 01 Year 2002

†Date of Birth: Day Month Year

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR

*Honours etc:

Forename(s): GRAHAM JOHN

Surname: OAKLEY

Previous Forename(s):

Previous Surname(s):

Usual residential address 27 FAIRFAX ROAD, CHISWICK

Post town: LONDON

Postcode: W4 1EN

County / Region:

Country:

†Nationality:

†Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 31/1/02

A director / secretary etc must sign the form below.

Signed [signature] **Date** 31/1/02

(** a ~~director~~ / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~) DIRECTOR

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form

Company Number 4256886

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.


SECRETARIAT



288a

Please complete in typescript, or in bold black capitals

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

	Day	Month	Year
Date of appointment	2 1	0 1	2 0 0 2
†Date of Birth	2 3	0 1	1 9 4 8

Appointment form

Appointment as director [X] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Notes on completion appear on reverse.

Forename(s): DAVID RONALD

Surname: NORGROVE

Previous Forename(s): Previous Surname(s):

Usual residential address 31 HUDDLESTON ROAD

Post town: LONDON Postcode: N7 0AD

County / Region: Country:

†Nationality: BRITISH †Business occupation: ~~DIVISIONAL~~ DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 31/1/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 31/1/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

MARKS AND SPENCER INTERNATIONAL HOLDINGS LTD
MARKS AND SPENCER P.L.C.
MARKS AND SPENCER PENSION TRUST LIMITED
MARKS AND SPENCER VENTURES LIMITED
MENCAP LTD.
THE COMMUNITY CHANNEL
THE HANOVER FOUNDATION
THE MEDIA TRUST

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(151)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

Date of appointment — Day 21 Month 01 Year 2002

†Date of Birth — Day 28 Month 04 Year 1953

Appointment as director X — as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME — *Style / Title: MR — *Honours etc:

Notes on completion appear on reverse.

Forename(s): ALAN JAMES

Surname: MCWALTER

Previous Forename(s): — Previous Surname(s):

Usual residential address 1 MARTINEAU CLOSE, NEW ROAD, ESHER

Post town: SURREY — Postcode: KT10 9PW

County / Region: — Country: ENGLAND

†Nationality: BRITISH — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31/1/02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 31/1/02

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 — DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

† Directors only. † Other directorships

CONSTANTINE HOLDINGS LIMITED (CHAIRMAN)
INCORPORATED SOCIETY OF BRITISH ADVERTISERS (COUNCIL MEMBER)
M&S CARD SERVICES LIMITED
MARKS AND SPENCER FINANCIAL SERVICES LIMITED
MARKS AND SPENCER LIFE ASSURANCE LIMITED
MARKS AND SPENCER P.L.C.
MARKS AND SPENCER RETAIL FINANCIAL SERVICES HOLDINGS LIMITED
MARKS AND SPENCER SAVINGS AND INVESTMENTS LIMITED
MARKS AND SPENCER UNIT TRUST MANAGEMENT LIMITED
MARKS AND SPENCER VENTURES LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(152)

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year
Date of appointment	21	01	2002
†Date of Birth	16	05	1957

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MRS *Honours etc:

Notes on completion appear on reverse.

Forename(s): LAUREL

Surname: POWERS-FREELING

Previous Forename(s): Previous Surname(s):

Usual residential address: GOLDINGTONS, CHURCH LANE

Post town: SARRATT Postcode: WD3 6HE

County / Region: HERTFORDSHIRE Country: ENGLAND

†Nationality: UNITED STATES †Business occupation: CHIEF EXECUTIVE

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28/1/2002

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 31/1/02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

For

Company Number 4256886

† Directors only. † Other directorships

LLOYDS ABBEY LIFE PLC

LLOYDS TSB PRIVATE BANK LTD

LLOYDS TSB STOCKBROKERS LTD

MARKS AND SPENCER FINANCIAL SERVICES LIMITED

MARKS AND SPENCER LIFE ASSURANCE LIMITED

MARKS AND SPENCER P.L.C.

MARKS AND SPENCER RETAIL FINANCIAL SERVICES HOLDINGS LIMITED

MARKS AND SPENCER SAVINGS AND INVESTMENTS LIMITED

MARKS AND SPENCER UNIT TRUST MANAGEMENT LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full Marks and Spencer Group p.l.c.

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	21	01	2002	†Date of Birth	22	12	1956

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MRS | *Honours etc:

Notes on completion appear on reverse.

Forename(s): ALISON CLARE

Surname: REED

Previous Forename(s): | Previous Surname(s):

Usual residential address 6 SANDRINGHAM COURT, WESTLEIGH AVENUE, PUTNEY

Post town: LONDON | Postcode: SW15 6RE

County / Region: | Country: ENGLAND

†Nationality: BRITISH | †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature ACReed | **Date** 25/1/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] | **Date** 28/1/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 | DX exchange MARYLEBONE 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Fo

Company Number 4256886

† Directors only. † Other directorships

AMETHYST LEASING (HOLDINGS) LIMITED

AMETHYST LEASING (PROPERTIES) LIMITED

BBC CHILDREN IN NEED LIMITED

HEDGE END PARK LIMITED

HSBC BANK P.L.C.

JOVEN DEVELOPMENTS LIMITED

M&S CARD SERVICES LIMITED

M.S. INSURANCE LIMITED

MARKS & SPENCER OUTLET LIMITED

MARKS AND SPENCER FINANCE P.L.C.

MARKS AND SPENCER INTERNATIONAL HOLDINGS LTD

MARKS AND SPENCER P.L.C.

MARKS AND SPENCER PENSION TRUST LIMITED

MARKS AND SPENCER VENTURES LIMITED

ST. MICHAEL FINANCE P.L.C.

THE ZIP PROJECT LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Companies House
for the record

Please complete in typescript, or in bold black capitals
CHWP000

225

Change of accounting reference date

(154)

Company Number 4256886

Company Name in Full Conker Retail Limited-changing its name to Marks and Spencer Group p.l.c.

	Day	Month	Year
The accounting reference period ending	31	07	2002
is Shortened † so as to end	31	03	2002

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES
You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed A Rigle **Date** 21/01/02

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

† Please delete as appropriate

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Slaughter and May, 35 Basinghall St,
London EC2V 5DB
(AGR/MKA) Tel 020 7600 1200
DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the New Ordinary Shares and B Shares to be admitted to the Official List and the London Stock Exchange for such New Ordinary Shares and B Shares to be admitted to trading on the London Stock Exchange, which together, under the Listing Rules of the UK Listing Authority, will constitute official listing on a stock exchange. It is expected that admission of the New Ordinary Shares and B Shares will become effective and that dealings for normal settlement will commence at 8.00 a.m. on 19 March 2002. A copy of this document, which comprises listing particulars relating to Marks and Spencer Group p.l.c. which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that act.

No New Ordinary Shares or B Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Marks & Spencer Group p.l.c.

MARKS & SPENCER

Marks and Spencer Group p.l.c.

(Incorporated and registered in England and Wales under the Companies Act, registered number 4256886)

Introduction of up to 2,350,000,000 Ordinary Shares of 245 pence each and up to 2,860,000,000 B Shares of 70 pence each to the Official List

Sponsored by Cazenove & Co. Ltd

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. and no one else in connection with the listing of the New Ordinary Shares and B Shares and will not be responsible to anyone other than Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c. for providing the protections afforded to its customers or for providing advice in connection with the listing of the New Ordinary Shares and B Shares or the contents of this document.

The date of this document is 29 January 2002.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New Ordinary Shares and B Shares will not be, and are not required to be, registered with the US Securities and Exchange Commission (the "SEC") under the US Securities Act of 1933, as amended, (the "Securities Act") in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. The SEC has not approved or disapproved the New Ordinary Shares and B Shares or the Marks & Spencer Group ADSs or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the US. For certain US securities law considerations applicable to overseas shareholders see paragraph 2 of Part 4 and paragraphs 3 and 4 of Part 5 of this document.

Cautionary statement regarding forward-looking statements

This document contains certain statements that are or may be forward-looking with respect to the business, trends, strategy, financial condition and results of operations of Marks & Spencer Group. Statements that are not historical facts, *including statements about Marks & Spencer Group's or management's belief and expectations, are forward-looking* statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Verbs such as "believe", "anticipate", "expect", "intend", "will" and adjectives or nouns such as "potential", and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. There are a number of factors that could cause actual events and developments to differ materially from those expressed or implied by such forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

(i) projections or expectations of income, profit, dividends, capital structure or any other financial items or ratios;

(ii) statements of plans, objectives or strategic goals, or statements about dispositions or restructuring, of Marks & Spencer Group or its management, in particular statements made in paragraph 4 of Part 1 of this document;

(iii) statements concerning any future economic environment, competitive position or performance;

(iv) statements of assumptions underlying such statements.

Marks & Spencer Group may also make or disclose written and/or oral forward-looking statements in Marks & Spencer Group's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements or prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Marks & Spencer Group to third parties, including financial analysts. Marks & Spencer Group undertakes no obligation to update any of its forward-looking statements.

Expected timetable of principal events

New Ordinary Shares and B Shares in Marks & Spencer Group will be issued to Marks & Spencer Shareholders in connection with the Proposals. Completion of the Proposals are subject to a number of conditions, including approval of the Proposals by Marks & Spencer Shareholders at the Extraordinary General Meeting which is scheduled to take place on 28 February 2002. The following is the expected timetable of the principal events connected with the Proposals.

	2002
Court Meeting and EGM of Marks & Spencer	28 February
Court hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares(i)	18 March
Scheme Record Time(i)	5.00 p.m. on 18 March
Effective Date of the Scheme(i)	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange(ii)	8.00 a.m. on 19 March
Crediting of New Ordinary Shares and B Shares to CREST accounts(ii)	19 March
Court hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital(ii)	20 March
Marks & Spencer Group Reduction of Capital becomes effective(ii)	22 March
Last time for receipt of USE instructions from CREST Shareholders(ii)	4.30 p.m. on 22 March
Last time for receipt of Forms of Election(ii)(iv)	6.00 p.m. on 22 March
B Shares redeemed by Marks & Spencer Group pursuant to valid elections(iii)	25 March
Despatch of cheques and proceeds credited to CREST accounts in respect of the Immediate 70 pence Redemption(iii)	by 28 March
Despatch of share certificates for New Ordinary Shares(iii)	by 28 March
Despatch of cheques in respect of the sale of fractional entitlements to New Ordinary Shares(iii)	by 28 March
Despatch of share certificates in respect of B Shares for those electing for Deferred 70 pence Redemption	by 3 April

Notes

(i) These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

(iv) Forms of Election remain revocable up until 6.00 p.m. on 22 March 2002.

All references to time in this document are to London time unless otherwise stated.

The dates given are based on Marks & Spencer's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

The timetable with respect to ADS holders is set out in Part 5 of this document.

Contents

SHAREHOLDER HELPLINE TELEPHONE NUMBER:
Freephone 0800 035 2780 (+44 20 7864 9090 if you are calling from outside the UK)
Monday to Friday, 8.30 a.m. to 6.30 p.m. (UK time)

Note: For legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Proposals or to provide financial or taxation advice.

Directors, Company Secretary and Advisers

DIRECTORS

Luc Vandevelde	Chairman and Chief Executive
Roger Holmes	Director (Managing Director, UK Retail)
Alan McWalter	Director
David Norgrove	Director
Laurel Powers-Freeling	Director (Chief Executive, Financial Services)
Alison Reed	Finance Director
Brian Baldock CBE	Non-Executive Director (Senior Independent Director)
Tony Ball	Non-Executive Director
Jack Keenan	Non-Executive Director
Kevin Lomax	Non-Executive Director
Dame Stella Rimington DCB	Non-Executive Director

all of Michael House, Baker Street, London W1U 8EP

COMPANY SECRETARY

Graham Oakley

REGISTERED AND HEAD OFFICE

Michael House
Baker Street
London W1U 8EP

SPONSOR, FINANCIAL ADVISER AND BROKER

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

LEGAL ADVISERS ON ENGLISH LAW

Slaughter and May
35 Basinghall Street
London EC2V 5DB

AUDITORS AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

LEGAL ADVISERS ON US LAW

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

REGISTRARS

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Part 1 Information on Marks and Spencer Group p.l.c.

1. Introduction

On 29 March 2001, Marks & Spencer announced a number of initiatives to restore profitable growth through focusing on its core UK Retail business. The board also announced its intention to return approximately £2 billion to Shareholders by the end of March 2002, in order to create a more efficient capital structure. Since then the Company has made good progress against its strategic objectives. It has embarked on its recovery plan for clothing and has focused on continued growth in food, home and beauty. In addition it has exited Continental Europe, disposed of Brooks Brothers and monetised part of the property portfolio.

On 23 January 2002, the details of the Return of £2 billion were announced. If the Proposals are implemented a new listed holding company, Marks & Spencer Group p.l.c., will be put in place through a Court approved scheme of arrangement under Section 425 of the Companies Act. At the same time the board intends to return approximately £2 billion to Shareholders, equivalent to 70 pence per Ordinary Share.

Under the Scheme, Shareholders at the Scheme Record Time will receive, in exchange for Ordinary Shares, New Ordinary Shares and B Shares on the following basis

for every 21 Ordinary Shares	**17 New Ordinary Shares and 21 B Shares**

2. History and Background

Michael Marks commenced trading in 1884, selling quality small wares. In 1894 he was joined by Tom Spencer, and the partnership of Marks & Spencer was formed.

Between the two World Wars the business began to concentrate on selling clothing and food rather than small wares. To finance these new developments Marks & Spencer Limited became a public company in 1926. The "St Michael" trademark was introduced in 1928 as a guarantee of quality and value. Initially used only on selected goods, the St Michael range was extended so that by the late 1950s all goods sold bore the name.

Product innovation has always been key to the Marks & Spencer strategy. As a result of its textile technology laboratories and close relations with suppliers, easy-care fibres have long been part of the Marks & Spencer clothing ranges. Meanwhile, in the 1970s and 1980s the food business developed the concept of ready-made meals and pre-packaged sandwiches. Marks & Spencer has long recognised its social responsibility to employees, customers, suppliers, the environment and the community. Good human relations are the foundations on which Marks & Spencer has been built.

In 1975 the Company made its first step into Europe with the opening of a store on Boulevard Haussmann in Paris. This was followed by the opening of Marks & Spencer stores in six European countries outside the UK, and in Hong Kong, as well as franchise operations in 27 countries. In 1988 Marks & Spencer acquired Brooks Brothers, an American clothing company, and Kings Super Markets, a US food chain.

Shopping at Marks & Spencer was made easier with the launch of the Marks & Spencer Chargecard in 1985. Marks & Spencer Financial Services developed rapidly and now offers a portfolio of products including personal loans, unit trusts, life assurance and pensions.

Following a wide-ranging and detailed strategic review of its business, the board of Marks & Spencer announced, on 29 March 2001, significant changes to the Group strategy and structure.
Marks & Spencer has made good progress with these plans. It has closed its subsidiaries in Continental Europe; disposed of Brooks Brothers; closed the "Direct" clothing catalogue business

and released value from part of its property portfolio. As part of this restructuring, Marks & Spencer will return approximately £2 billion to shareholders.

Although the Company has witnessed many changes over the years, the values established in its earliest days are still valid: the highest quality merchandise, sold at the best possible value, presented to the customer in an attractive environment, offering the best possible service.

2. Activities

Marks & Spencer Group will be the holding company for the UK's largest general retailer. Marks & Spencer retails clothing, food and homeware and 12 million people, on average, visit the stores each week. As at 31 December 2001 Marks & Spencer had 314 stores in the UK (including 9 outlet stores), 14 stores in the rest of the world (this excludes the 27 Kings Super Markets stores) and 136 franchise stores in 27 countries. In addition, Marks & Spencer's financial services business forms a significant part of the Group.

3. UK Retail

The UK Retail division, the largest of the operating divisions, currently comprises: Womenswear, Menswear, Lingerie, Childrenswear, Beauty, Home and Food. Marks & Spencer has the largest market share in the UK clothing market.

In the year to 31 March 2001 UK Retail accounted for £6,293 million of sales and £334.8 million of profits before exceptional items, interest and tax and at that date it had 303 stores in the UK (including 3 outlet stores), totalling 12.4 million sq. ft. of retail space. By 31 December 2001 the number of stores had risen to 314 (including 9 outlet stores).

Since March 2001 the priorities in UK Retail have been the implementation of the recovery plan for clothing, the expansion in growth product areas such as Food, Home and Beauty and the acceleration of the store renewal programme.

(i) General Merchandise

Within General Merchandise Marks & Spencer has adopted two strategies:

(i) restore clothing performance; and

(ii) exploit the growth areas of Home and Beauty.

In clothing, Marks & Spencer has concentrated on regaining the loyalty of its core classically stylish customer by, improving the quality, fit, appeal and availability of its clothing ranges. Marks & Spencer has had an encouraging response to these improvements demonstrated in the sales of its autumn ranges, supported by the successful "Perfect" marketing campaign.

In Home and Beauty, Marks & Spencer has reassigned 240,000 sq. ft. (2 per cent of total UK Retail space) to these growth areas and as a result has been able to introduce 73 Beauty shops to its stores and develop a "new look" home section that is currently in 21 stores. Early signs have been very encouraging with both schemes delivering improved sales for the autumn.

(ii) Food

Marks & Spencer's food offering has earned customers' trust for providing quality, innovation and convenience. It offers prepared meals, fresh produce and special occasion food under Marks & Spencer's own brand within traditional stores (offering food and other products) and the newer food only and "Simply Food" stores.

Part 1

continued

Marks & Spencer has a strong reputation in certain segments of these markets and has built on this through the launches of, for example, the "Count on Us" and "Steam Cuisine" ranges.

(b) International Retail

International Retail has gone through extensive changes in 2001 following the sale or closure of the Continental European operations and Brooks Brothers. Marks & Spencer continues to pursue actively a purchaser for Kings Super Markets, but in Hong Kong, has now decided to keep the stores. Marks & Spencer continues to operate 4 stores in the Republic of Ireland through a wholly-owned subsidiary.

The remaining international retail business is franchised and profitable. At 31 December 2001 there were 136 franchise stores in 27 countries. Franchise stores carry a selection of Marks & Spencer products, reflecting local demand.

(c) Financial Services

Financial Services consists of the operations of the Group's retail financial services companies, which provide account cards, personal loans, savings, investments, pensions and life assurance. In 2000 Marks & Spencer entered the general insurance market with home and contents policies and mortgage payment protection plans.

In the year to 31 March 2001 Financial Services accounted for £363.1 million of sales and £96.3 million of profits before interest and tax (excluding intra group interest charged to cost of sales of Financial Services).

The Financial Services business is promoted on the basis of the simplicity within its financial products. Financial products are distributed through 14 in-store financial service centres (as at 31 December 2001), in addition to telephone, internet and direct mail channels.

4. Strategy

The Board and management team continue to be committed to restoring profitable growth through focusing on the recovery of the UK Retail business. The management team has developed a strategy to build on Marks & Spencer's core values of quality, value, service, innovation and trust and to exploit new growth opportunities to deliver this recovery. This strategy has several strands.

(i) 100% Own Brand:

Marks & Spencer Group will continue to sell only own brand products and brands exclusive to Marks & Spencer Group, where possible, in order to control the quality, value and service that customers have come to expect. Central to the recovery plan is the continued delivery of significant improvements in product appeal, availability, value and quality.

(ii) Improved Segmentation of Clothing:

Marks & Spencer Group plans to increase the segmentation of its products to target specific customer groups better. An example of this is a men's casualwear sub-brand, "Blue Harbour" which is being launched this season. This sub-brand is only available in Marks & Spencer stores. Sub-brands are to be laid out by lifestyle to give impact to their display and to add clarity to the offer.

(iii) Build on Success in Food:

The food business is a key platform for future growth. Marks & Spencer Group will continue to drive product innovation and expand its reach through new locations and selling channels, such as smaller "Simply Food" stores.

(iv) Develop Home and Beauty:

In recent years both Home and Beauty have offered strong growth opportunities for Marks & Spencer. The ability of the Marks & Spencer brand to extend into these areas to offer quality, value and service is reflected in the growth in both of these categories.

(v) Accelerate Store Renewal Programme:

Marks & Spencer has accelerated the rollout of the successful elements of its new concept format under a plan to refurbish more stores, faster and at lower cost. Over 50 per cent of its retail space (102 stores) had the new format as at 31 December 2001, providing the majority of customers with a better shopping experience. A further 25 UK stores will be renewed by 31 March 2002.

(vi) Improve the Supply Chain:

Marks & Spencer Group continues to see substantial benefits from the reconfiguration of the supply chain. This should result in it offering better value products (in terms of both price and quality), improving margins, improving product availability and increasing the flexibility of the supply chain. Marks & Spencer Group expects to make further efficiency gains in its supply chain providing better value to customers and improved returns for Shareholders.

(vii) Financial Services

Financial Services continues to offer customers financial products that are trusted and competitive. In particular, Marks & Spencer Group seeks to develop and offer products which incorporate the core Marks & Spencer values whilst being simple to understand. Examples include the launches of stakeholder pensions and home contents insurance.

Plans for the future include developing the Marks & Spencer Chargecard as an essential partner to the growth of retail sales; a stronger presence for Financial Services in stores; continued growth of the credit business; and faster rates of growth of non-credit areas, which may involve bringing in external partners.

5. Summary financial information

The table below, the contents of which have been extracted without material adjustment from the comparative table on the New Group in Part 3 of this document, summarises the trading record of the continuing activities of Marks & Spencer, which comprises the New Group, for the three years ended 31 March 2001:

Shareholders should read the whole of this document and not just rely on this summary financial information in this Part 1.

Part 1

continued

	Year ended 31 March 2001 audited £m	Year ended 31 March 2000 audited £m	Year ended 31 March 1999 audited £m
Turnover	8,075.7	8,195.5	8,224.0
Operating profit before exceptional items	467.0	543.0	600.5
Profit on ordinary activities before taxation & exceptional items	480.9	557.2	628.4
Net cash inflow from operating activities	676.4	641.5	472.3
Net cash inflow/(outflow) before financing activities	13.5	(90.6)	(884.3)
Net increase/(decrease) in cash in the period	11.8	7.2	(198.7)
Earnings per Ordinary Share – basic	0.0p	9.0p	13.0p
Earnings per Ordinary Share – adjusted	11.4p	13.2p	15.6p
Net assets	4,661.0	4,921.8	4,897.2

6. Current trading and prospects

Marks & Spencer's unaudited interim results for 26 weeks ended 29 September 2001, which were published on 6 November 2001, are set out in Part 3 of this document and contain statements in relation to the current trading and prospects of the Group since the last financial year end.

Since the publication of the interim results, Marks & Spencer has disposed of Brooks Brothers for $225 million, completed the property securitisation raising £331 million (excluding costs), undertaken a public bond issue and exited from its Continental European businesses (including the disposal of related properties). However, as it has not been possible to agree a satisfactory franchise arrangement with a third party for its Hong Kong business, Marks & Spencer has decided to keep these 10 stores.

On 16 January 2002 Marks & Spencer made the following statement on current trading and prospects:

"Sales for the 7-week period to 12 January 2002 and the 15-week period from 30 September 2001 to 12 January 2002 were:

	7 weeks to 12 January % on last year		15 weeks to 12 January % on last year	
	Actual	Like-for-like*	Actual	Like-for-like*
Clothing, Footwear and Gifts	+10.9	–	+8.0	–
Home	+10.2	–	+9.9	–
General	+10.8	+10.4	+8.2	+8.3
Food	+6.2	+5.4	+6.0	+5.2
Total	+8.9	+8.3	+7.3	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Performance improved over the last 15 weeks in all adult clothing areas, particularly in womenswear, building on the strength of the autumn Perfect campaign. "per una" was rolled-out to the planned 90 stores by the first week of December, where on average it represented some 15 per cent of womenswear space and revenue in those stores.

Sales were strong in the critical pre-Christmas weeks, with little price discounting. As a result, some 25 per cent less stock than last year was put into the post-Christmas sale.

Like-for-like food sales of 5.2 per cent exceeded the first half year's performance of 4.2 per cent."

While the Directors do not assume a continuation of the recent market conditions for general merchandise they will continue to deliver improvements for customers, such as the early roll-out of Spring collections in womenswear and the launch of Blue Harbour, the new casualwear range for men. The Directors believe that the signs are encouraging and that the recovery programme is on track.

7. Dividend policy

The Directors intend to continue to follow a dividend policy that takes into account the long term development of the New Group, consistent with the rebuilding and subsequent maintenance of an adequate level of dividend cover and an efficient balance sheet.

8. The Board and corporate governance

All of the Directors were previously directors of Marks & Spencer. Details of the Directors and the Company Secretary of Marks & Spencer Group are set out in paragraph 5.2 in Part 7 of this document.

Corporate Governance

Marks & Spencer Group is committed to achieving high standards of corporate governance throughout the New Group and to integrity and high ethical standards in all its business dealings. The Board will use its best endeavours to comply with all aspects of the Combined Code.

The Board will be headed by Luc Vandevelde as Chairman and Chief Executive. The Board recognises that this is to address current business needs and will keep the separation of the role under review. The Board will meet at least eight times each year. The Board will have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

The Board has established an audit committee, a remuneration committee and a nomination committee.

The audit committee will be chaired by Kevin Lomax and its other members will be Brian Baldock, Jack Keenan and Dame Stella Rimington. This committee will ensure that management has effective processes in place for assessing the effectiveness of risk management and internal controls, including financial, operational and compliance policies and practices. It will also consider the form and content of financial reports and statements, especially as regards accounting standards, accounting policies and the degree of judgement applied. The audit committee will also review general matters which may be brought to the attention of Marks & Spencer Group by its auditors and will review the scope and results of the external audit and its cost effectiveness, as well as the performance of the auditors and provision of non-audit services to Marks & Spencer Group. It will also review the organisation, scope and results of the work of the internal audit department. The committee will meet at least three times each year.

The remuneration committee will be chaired by Dame Stella Rimington and its other members will be Brian Baldock, Tony Ball and Jack Keenan. It will have responsibility for determining group

Part 1

continued

policy on executive remuneration and the remuneration of the executive directors and will monitor the remuneration of other senior employees in the New Group. The committee will meet at least four times each year.

The remuneration committee recommends to the Board the reward framework for senior management. It will also review the salaries of the Chairman and other senior management annually after consideration of the New Company's performance, market conditions, the level of increases awarded to employees throughout the business and the need to reward individual performance.

The nomination committee will be chaired by Brian Baldock and its other members will be Tony Ball, Jack Keenan, Kevin Lomax and Dame Stella Rimington. It will recommend to the Board appointments for the roles of chairman, chief executive, executive and non-executive directors and company secretary. The procedure for the appointment of new directors to the Board will be overseen by the nomination committee. This committee will meet as required.

Save as disclosed below, the Directors confirm that for the three years ended 31 March 2001 Marks & Spencer complied with all the Combined Code Provisions.

From 1 April 1998 until 31 January 1999, 6 of the 21 directors were non-executive, being less than one third of the board. Since then the one third threshold has been met.

9. Employees

Marks & Spencer Group operates in a competitive trading environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining Marks & Spencer Group's aim of being an employer of choice.

Marks & Spencer Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.

Marks & Spencer Group aims to align the interests of all employees as closely as possible with the interests of shareholders in promoting its recovery. It therefore regards employee share ownership as an important incentive.

Marks & Spencer Group will administer the Marks & Spencer Group Share Schemes with the object of giving employees at all levels the opportunity to acquire and hold shares in the Marks & Spencer Group. Employees have maintained their strong commitment to share ownership in recent years, and as at 31 March 2001, over 43,000 employees held approximately 33 million shares in their own right and 32,000 employees held options on 80 million shares under the Company's savings-related share option schemes.

The average number of employees in the Group in each of the last three financial years was as follows:

	2001	**2000**	**1999**
UK Stores	59,391	58,430	57,036
UK Head Office	3,541	3,820	4,111
Financial Services	1,544	1,447	1,268
Overseas	12,015	11,960	13,077
	76,491	75,657	75,492

As a result of the disposals of the various businesses and operations overseas as part of the restructuring programme, the New Group will employ significantly fewer employees at the end of the current financial year.

The Board is currently reviewing the pension arrangements for new employees that would join the New Group after 31 March 2002. Any such arrangement is subject to finalisation but would not affect the existing pension arrangements of current employees.

Part 2 Financial Review

The figures in this Part 2 are extracted without material adjustment from Part 3 (Financial Information) in this document and the annual report and accounts for the relevant years and Shareholders should read the whole document and not just rely on the summarised information in this Part 2.

The turnover of Marks & Spencer has declined by two per cent in the three years ended 31 March 2001, from £8,224.0 million to £8,075.7 million. The relatively static year-on-year performance between the 1999 and 2000 financial years is distorted by a 53-week period in 2000, which contributed £154.6 million to turnover. The decline is attributable mainly to the UK Retail operation, where turnover fell 5 per cent (£6,293.0 million (2001), £6,601.1 million (1999)), off-set by 21 per cent growth in the North American operations (£761.2 million (2001), £629.5 million (1999)) and 4 per cent growth in the Financial Services division (£363.1 million (2001), £348.6 million (1999)), the performance of the combined European and Far Eastern operations remaining flat in that period.

Operating profit before exceptional items fell from £600.5 million in 1999 to £467.0 million in 2001. This decline was also primarily in the UK Retail operations, where operating profits before exceptional items fell from £478.9 million in 1999 to £334.8 million in 2001 (30 per cent) as a result of falling sales and increases in operating costs. An overall decline in operating profits was also noted in Financial Services over the three year period, from £110.7 million in 1999 to £96.3 million in 2001, primarily as a result of the acceptance of third party credit cards in stores from April 2000 and falling interest rates. The International operations showed an overall improvement, with the US subsidiaries doubling operating profits from £15.7 million in 1999 to £32.0 million in 2001, a return to profitability in the Far Eastern operations in 2001, and a 57 per cent reduction in the losses within the European operations (£26.8 million loss before exceptional charges in 1999 against £11.4 million loss in 2001).

UK Retail

UK Retail sales for 2001 were £6,293.0 million, compared with £6,482.7 million in 2000 (the impact of the 53rd week in 2000, representing £131.6 million of sales or an incremental 2 per cent) and £6,601.1 million in 1999, a compound decrease of 5 per cent. In the same period, retail footage increased from 12.0 million sq ft at 31 March 1999 to 12.4 million sq ft at 31 March 2001. The overall decline is primarily in the General Merchandise segment (comprising clothing and home), where like-for-like sales (which compare sales including VAT, with new and developed footage excluded) fell 11.1 per cent between 1999 and 2000, and a further 6.3 per cent between 2000 and 2001 (figures are stated on a 52-week basis), due to merchandising and sourcing issues in the core clothing business. However, home reported strong growth across both periods. Food reported like for like sales growth (on a 52-week comparative basis) of 2.6 per cent between 2000 and 2001 after a decrease of 1 per cent between 1999 and 2000.

Operating profit (before exceptional items) was £334.8 million in 2001, £420.1 million in 2000 (53 week year) and £478.9 million in 1999. Whilst the gross margin improved in each year from 1999 as a result of improvements to the supply chain, the effect of this was off-set by the decline in sales. Operating costs (on a 52-week comparative basis) increased 3 per cent between 1999 and 2000, attributable mainly to a £39 million increase in marketing costs, and £13 million of consultancy fees incurred as part of the supply chain review, although these were offset in part by a £23 million saving in estates and premises costs as a result of reduced investment. Operating costs (on a 52-week comparative basis) increased a further 3 per cent in 2001, the primary contributors to which were the rollout of the concept store programme (£13 million) and the acceptance of credit cards in stores (£25 million, of which £16 million was payable to Financial Services).

International Retail

Turnover in International Retail, which comprises the European stores, Brooks Brothers (including the results of Brooks Brothers Japan) and Kings Super Markets in the United States, and the Marks & Spencer operation in the Far East, together with the contribution from the worldwide franchise stores, was £1,274.3 million in 1999, £1,348.2 million in 2000 (including the effect of the 53rd week of £23 million) and £1,419.6 million, in 2001 representing growth in the 3 year period of 11 per cent. Operating results (before exceptional items) were £(14.6) million loss in 1999, £7.0 million profit in 2000 (including the £7 million contribution of the 53rd week) and £28.0 million profit in 2001.

The growth came primarily from the US operations, where sales grew 21 per cent from £629.5 million in 1999 to £761.2 million in 2001, footage having increased in the same period from 1.3 million sq ft in 1999 to 1.5 million sq ft in 2001. Operating profits grew from £15.7 million in 1999 to £32.0 million in 2001, driven by a strong performance at Brooks Brothers which recovered from high markdown levels and the Japanese recession in the comparative periods.

European turnover remained comparatively stable, at £554.0 million in 1999, falling by 1 per cent to £548.3 million in 2001. The operations made an operating loss before exceptional items of £26.8 million in 1999, which reduced to a loss of £6.1 million by 2000 (the 53rd week contributing £3.3 million of profit to this result) and £11.4 million loss in 2001. The reduction in losses between 1999 and 2000 came from the closure of under-performing stores during 2000.

The Far Eastern operation returned operating profits of £7.4 million in 2001, compared to a loss in 1999 of £3.5 million on a 21 per cent. increase in turnover to £110.1 million in 2001 compared to £90.8 million in 1999. The improvements are due both to the recovery of the Asian economies, local sourcing, and the control of operating costs.

Financial Services

The turnover of Marks & Spencer Financial Services grew from £348.6 million in 1999 to £364.6 million in 2000 before declining marginally to £363.1 million in 2001, a compound increase of 4 per cent. This was driven by the introduction of new products and strong performance in personal loans, life and pensions products. In the same period, the number of Marks & Spencer Chargecard holders decreased to just over 5 million, from 5.16 million in 1999.

Operating profits grew from £110.7 million in 1999 to £115.9 million in 2000, due to growth in lending products. In 2001, these profits fell to £96.3 million including £16.2 million of merchant fee income from UK Retail. This reduction in profitability followed the decision to accept third party credit cards in stores from April 2000, a reduction in Chargecard interest rates to more competitive levels, and a change in loan mix towards lower margin products.

Operating exceptional items

In 1999, operating exceptional items of £88.5 million were charged relating to head office restructuring (£24.5 million) and the impairment of a number of European stores (£64.0 million). In 2000, a significant rationalisation of the store management structure, together with the restructure of the UK Retail operation into its current seven Customer Business Units and the closure of two distribution centres, resulted in exceptional operating charges of £63.3 million. A further £8.7 million was charged in relation to store closures in France and Germany. The closure of the Direct operation and continued reduction in head office roles resulted in a £26.5 million operating exceptional charge in 2001.

Non-operating exceptional items

Profits on disposal of property and other fixed assets were £6.2 million in 1999. In 2000, a loss on disposal of £22.3 million was recorded, relating primarily to the disposal of the European stores identified for closure and the sale of investment properties, notably the Gyle Shopping Centre in Edinburgh. In 2001 £83.2 million of losses on disposal were reported which related to the closure of a number of UK Retail stores and the loss on disposal of assets previously utilised by the Direct operation.

Provisions for the termination of operations were recognised in 2000 in respect of the Canadian operations (£45.4 million) and in 2001 in respect of the complete withdrawal from the Continental European operations (£224.0 million). Splendour.com Ltd, a 60 per cent owned subsidiary of the Company was also sold in 2001 at a loss of £1.7 million including related goodwill.

Interest

Net interest income fell from £27.9 million in 1999 to £14.2 million in 2000 and £13.9 million in 2001. The decrease from 1999 to 2000 was attributable to both the fall in the average sterling cash balance, offset by an increase in the interest rate. In 2001, the effect of the continual rise in the average interest rate earned on borrowings was offset by the use of cash in internal Group funding.

Taxation

The effective tax rate (before exceptional items) was 29 per cent in 1999; 32 per cent in 2000; and 31 per cent in 2001, the increase (relative to 1999) being due to un-relieved tax losses in the international operations.

Cashflow

The net cash inflow from retail operating activities was £704 million in 1999, £728 million in 2000 and £654 million in 2001. The net cash outflow from Financial Services was £232 million in 1999, £87 million in 2000 and a net cash inflow of £22.2 million in 2001, after an increase in customer advances of £363 million, £206.2 million and £117.8 million in each year respectively.

Net capital expenditure was £638 million in 1999, primarily on increasing UK footage and Information Technology. The net spend in 2000 was £182 million, which includes £266 million of sale proceeds, primarily cash inflows following the sale of investment properties. Net capital expenditure in 2001 was £251 million.

In 1999, the Group repaid the US$450 million promissory note and £150 million Eurobond, and issued a number of fixed rate medium term notes ("MTNs") totalling £859 million. A further £254 million of MTNs were issued under the MTN programme in 2000 and the Group redeemed a net £311 million of MTNs in 2001, refinancing £76 million thereof in bank loans, overdrafts, and other commercial paper. Net debt at 31 March 2001 was £1,278 million, compared to £1,251 million at 31 March 2000 and £1,182 million at 31 March 1999.

Part 3 Financial Information

1. Accountant's Report on Marks and Spencer Group p.l.c.



PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 29 January 2002 (the "Listing Particulars") of Marks and Spencer Group p.l.c. (the "New Company").

The New Company was incorporated as Trushelfco (No. 2827) Limited on 23 July 2001 and changed its name to Conker Retail Limited on 7 August 2001 and re-registered as Marks and Spencer Group p.l.c. on 24 January 2002 as a public limited company. The New Company has not yet commenced to trade and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the Directors of the New Company.

The Directors of the New Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the New Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the New Company as at the date stated.

Financial information

The balance sheet of the New Company at 29 January 2002 is as follows:

	£
Current assets	
Debtors	50,005
Net assets	50,005
Represented by:	
Share capital	
2 ordinary shares of £2.45 each	5
50,000 redeemable preference shares of £1 each	50,000
Shareholders' funds	50,005

Notes to the financial information

1 Accounting policies

The balance sheet has been prepared under the historical cost convention in accordance with applicable accounting standards.

2 Share capital

	£
Authorised:	
50,000 redeemable preference shares of £1 each	50,000
3,200,000,000 ordinary shares of £2.45 each	7,840,000,000
3,200,000,000 B Shares of 70 pence each	2,240,000,000
	10,080,050,000
Allotted, issued and fully paid:	
50,000 redeemable preference shares of £1 each	50,000
2 ordinary shares of £2.45 each	5
	50,005

The Company was incorporated with an authorised share capital of 100 ordinary shares of £1 each and issued share capital of £2. By ordinary resolution on 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 redeemable preference shares of £1 each, 7,839,999,900 ordinary shares of £1 each and 3,200,000,000 B Shares of 70 pence each. The existing issued and authorised ordinary shares were then subdivided into shares of 1 pence each, a further 290 ordinary shares of 1 pence each were issued and then the total issued and authorised ordinary share capital was consolidated into 3,200,000,000 ordinary shares of £2.45 each. At the end of 22 January 2002 the authorised share capital consisted of 50,000 redeemable preference shares of £1 each, 3,200,000,000 ordinary shares of £2.45 each and 3,200,000,000 B Shares of 70p each. There were two ordinary shares of £2.45 and 50,000 redeemable preference shares of £1 in issue.

The redeemable preference shares are non voting (except in respect of resolutions to wind up the Company or vary the rights of the redeemable preference shares), carry no right to dividend and are entitled to priority repayment in full from the assets of the Company on a winding up.

Part 3

continued

The redeemable preference shares are redeemable by the Company or the shareholder at their paid up amount. It is intended to redeem the redeemable preference shares upon the Scheme becoming effective. The redeemable preference shares were issued at par on 22 January 2002.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

2. Comparative table on Marks and Spencer Group p.l.c. and its subsidiaries

Introduction

The financial information in the comparative table does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but has been extracted without material adjustment from the published audited financial statements of Marks & Spencer for the three years ended 31 March 2001. Marks & Spencer's auditors for this period were PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH. The auditors gave an unqualified audit report within the meaning of section 235 of the Companies Act 1985 in respect of the financial statements for each of these three years and such reports did not contain a statement under section 237(2) or (3) of the Act.

Statutory consolidated accounts relating to the three financial years ended 31 March 2001 have been delivered to the Registrar of Companies in England and Wales.

Basis of preparation

The preparation of financial information in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Accounting Policies

The financial information has been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies, applied consistently, is given below.

Basis of accounting

The financial information has been drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SAP19, "Accounting for Investment Properties" requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

Basis of consolidation

The Group financial statements incorporate the financial statements of Marks & Spencer and all its subsidiaries for the three years ended 31 March 2001.

Current asset investments

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

Deferred taxation

Deferred taxation is accounted for at expected tax rates on differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset or provision is established to the extent that it is likely that an asset or liability will crystallise in the foreseeable future.

Fixed assets

(a) Capitalised interest

Interest is not capitalised.

(b) Depreciation

Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives (see also c below).
- Leasehold land and buildings under 50 years: over the remaining period of the lease.

Part 3

continued

- Fit out: 10-25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.
- Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal. Any impairment in value is charged to the revaluation reserve or the profit and loss account as appropriate.

(c) Land and buildings

The Company's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS11.

(d) Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, forward rate agreements and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Foreign currencies

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses. Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

Pension contributions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

Stocks

Stocks are valued at the lower of cost and net realisable value using the retail method.

Part 3

continued

Group profit and loss account for the three years ended 31 March 2001

		52 weeks ended 31 March 2001			53 weeks ended 1 April 2000			52 weeks ended 27 March 1999		
	Notes	Before exceptional items £m	Exceptional items £m	After exceptional items £m	Before exceptional items £m	Exceptional items £m	After exceptional items £m	Before exceptional items £m	Exceptional items £m	After exceptional items £m
Turnover	1	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of sales		(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross profit		2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Net operating expenses	2,3A	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	1	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0
(Loss)/Profit on sale of property and *other fixed assets*	3B	–	(83.2)	(83.2)	–	(22.3)	(22.3)	–	6.2	6.2
Loss on sale/termination of operations	3C	–	(1.7)	(1.7)	–	(45.4)	(45.4)	–	–	–
Provision for loss on operations to be discontinued	3D	–	(224.0)	(224.0)	–	–	–	–	–	–
Net interest income	4	13.9	–	13.9	14.2	–	14.2	27.9	–	27.9
Profit on ordinary activities before taxation		480.9	(335.4)	145.5	557.2	(139.7)	417.5	628.4	(82.3)	546.1
Taxation on ordinary activities	5	(151.2)	8.5	(142.7)	(177.2)	19.0	(158.2)	(183.7)	7.6	(176.1)
Profit on ordinary activities after taxation		329.7	(326.9)	2.8	380.0	(120.7)	259.3	444.7	(74.7)	370.0
Minority interests (all equity)		(1.5)	–	(1.5)	(0.6)	–	(0.6)	2.1	–	2.1
Profit attributable to shareholders		328.2	(326.9)	1.3	379.4	(120.7)	258.7	446.8	(74.7)	372.1
Dividends	6	(258.3)	–	(258.3)	(258.6)	–	(258.6)	(413.3)	–	(413.3)
Retained profit/(loss) for the period		69.9	(326.9)	(257.0)	120.8	(120.7)	0.1	33.5	(74.7)	(41.2)

	Notes	2001	2000	1999
Basic earnings per share	7	0.0p	9.0p	13.0p
Diluted basic earnings per share	7	0.0p	9.0p	12.9p
Adjusted earnings per share	7	11.4p	13.2p	15.6p
Diluted adjusted earnings per share	7	11.4p	13.2p	15.5p
Dividend per share		9.0p	9.0p	14.4p

The results in all three years are derived from continuing operations.

Note of historical cost profits and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit on ordinary activities before taxation		145.5	417.5	546.1
Realisation of property revaluation (deficit)/surplus	23	(1.3)	74.2	7.8
Revaluation element of depreciation charge	23	1.9	1.9	1.4
Historical cost profit on ordinary activities before taxation		146.1	493.6	555.3
Historical cost retained (loss)/profit for the period		(256.4)	76.2	(32.0)

Group statement of total recognised gains and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit attributable to shareholders		1.3	258.7	372.1
Exchange differences on foreign currency translation	23	13.3	(16.8)	15.0
Unrealised (deficit)/surplus on revaluation of investment properties	23	(1.7)	3.0	34.1
Total recognised gains and losses relating to the period		12.9	244.9	421.2

Part 3

continued

Group balance sheet as at 31 March

	Notes	2001 £m	2000 £m	1999 £m
Fixed assets				
Goodwill	10	-	1.3	-
Tangible assets:				
Land and buildings		2,735.2	2,774.1	2,954.4
Fit out, fixtures, fittings and equipment		1,291.9	1,386.7	1,317.6
Assets in the course of construction		91.8	81.3	115.5
	11	4,118.9	4,242.1	4,387.5
Investments	12	58.3	55.0	61.2
		4,177.2	4,298.4	4,448.7
Current assets				
Stocks		472.5	474.4	514.7
Debtors:				
Receivable within one year	13A	917.2	988.3	969.0
Receivable after more than one year	13B	1,712.1	1,566.9	1,386.7
Investments	14	260.0	386.4	204.0
Cash at bank and in hand	15	154.4	301.1	281.5
		3,516.2	3,717.1	3,355.9
Current liabilities				
Creditors: amounts falling due within one year	17	(1,981.6)	(2,162.8)	(2,029.8)
Net current assets		1,534.6	1,554.3	1,326.1
Total assets less current liabilities		5,711.8	5,852.7	5,774.8
Creditors: amounts falling due after more than one year	18	(735.1)	(804.3)	772.6
Provisions for liabilities and charges	20	(315.7)	(126.6)	105.0
Net assets		4,661.0	4,921.8	4,897.2
Capital and reserves				
Called up share capital	22, 23	716.9	718.6	717.7
Share premium account	23	375.6	369.4	358.5
Revaluation reserve	23	455.6	457.9	531.0
Capital redemption reserve	23	2.6	-	-
Profit and loss account	23	3,094.7	3,359.4	3,276.7
Shareholders' funds (all equity)	23	4,645.4	4,905.3	4,883.9
Minority interests (all equity)		15.6	16.5	13.3
Total capital employed		4,661.0	4,921.8	4,897.2

Group cash flow information for the 3 years ended 31 March 2001

Cash flow statement	Notes	£m	2001 £m	£m	2000 £m	£m	1999 £m
Operating activities							
Received from customers		7,967.8		7,989.9		7,884.1	
Payments to suppliers		(5,240.7)		(5,357.1)		(5,464.2)	
Payments to and on behalf of employees		(1,089.8)		(1,138.3)		(1,153.9)	
Other payments		(930.6)		(803.8)		(793.1)	
Cash inflow from operating activities before exceptional items			706.7		690.7		472.9
Exceptional operating cash outflow	*26A*		(30.3)		(49.2)		(0.6)
Cash inflow from operating activities	*25*		676.4		641.5		472.3
Returns on investments and servicing of finance	*26B*		12.6		15.2		29.0
Taxation	*26C*		(164.6)		(145.7)		(345.9)
Capital expenditure and financial investment	*26D*		(258.2)		(167.0)		(628.1)
Acquisitions and disposals	*26E*		5.9		(21.1)		1.0
Equity dividends paid			(258.6)		(413.5)		(412.6)
Cash inflow/(outflow) before management of liquid resources and financing			13.5		(90.6)		(884.3)
Management of liquid resources and financing							
Management of liquid resources	*26F*	263.7		(162.5)		180.6	
Financing	*26G*	(265.4)		260.3		505.0	
			(1.7)		97.8		685.6
Increase/(decrease) in cash			11.8		7.2		(198.7)

Reconciliation of net cash flow to movement in net debt (see note 27)	2001 £m	2000 £m	1999 £m
Increase in cash	11.8	7.2	(198.7)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(263.7)	162.5	(180.6)
Cash outflow/(inflow) from decrease/(increase) in debt financing	245.9	(250.9)	(482.8)
Exchange movements	(20.4)	11.4	(0.2)
Movement in net debt	(26.4)	(69.8)	(862.3)
Net debt at 1 April	(1,251.4)	(1,181.6)	(319.3)
Net debt at 31 March	(1,277.8)	(1,251.4)	(1,181.6)

Part 3

continued

Selected notes from the published audited financial statements of Marks and Spencer Group

1. Segmental information

A Classes of business

The Group has two classes of business: Retailing and Financial Services.

Retailing: Turnover represents goods sold to customers outside the Group, less returns and sales taxes.

Financial Services: Turnover represents the interest and other income attributable to the Financial Services companies and the captive insurance company and arises within the United Kingdom and the Channel Islands.

	Turnover			Operating profit			Operating assets		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
Retailing activities	7,712.6	7,830.9	7,875.4	336.3	355.1	375.8	4,389.4	4,494.5	4,518.7
Before exceptional operating charges				362.8	427.1	464.3			
Exceptional operating charges (see note 3A)				(26.5)	(72.0)	(88.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	-	25.5			
Total operating profit				440.5	471.0	512.0			
Profit/(Loss) on sale of property and other fixed assets				(83.2)	(22.3)	6.2			
Loss on sale/termination of operations				(1.7)	(45.4)	-			
Provision for loss on operations to be discontinued				(224.0)	-	-			
Net interest income				13.9	14.2	27.9			
Profit on ordinary activities before taxation				145.5	417.5	546.1			
Unallocated net liabilities							(246.4)	(21.4)	(10.2)
Net assets							4,661.0	4,921.8	4,897.2

B Geographical Split

	Turnover			Operating profit			Operating assets		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
United Kingdom									
Retail	6,293.0	6,482.7	6,601.1	308.3	356.8	454.4	3,757.1	3,905.2	3,965.8
Before exceptional operating charges				334.8	420.1	478.9			
Exceptional operating charges				(26.5)	(63.3)	(24.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
	6,656.1	6,847.3	6,949.7	404.6	472.7	565.1	4,275.1	4,353.9	4,354.5
International Retail									
Europe (excluding UK)	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)	394.5	387.8	354.1
Before exceptional operating charges				(11.4)	(6.1)	(26.8)			
Exceptional operating charges				–	(8.7)	(64.0)			
North America	761.2	691.4	629.5	32.0	16.4	15.7	232.8	201.2	192.2
Far East	110.1	101.2	90.8	7.4	(3.3)	(3.5)	5.0	0.3	6.6
	1,419.6	1,348.2	1,274.3	28.0	(1.7)	(78.6)	632.3	589.3	552.9
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	-	25.5			
Total operating profit				440.5	471.0	512.0			

1 Operating profit for Financial Services includes £16.2 million (2001), £nil (2000), £nil (1999) of merchant fee income arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.

2 Financial Services operating profit is stated after charging £115.3 million (2001), £105.5 million (2000), £102.3 million (1999) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £107.4 million (2001), £107.4 million (2000), £76.8 million (1999) (see note 4). Intra group interest of £7.9 million (2001), £nil (2000), £25.5 million (1999) being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

3 The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.

4 UK Retail turnover including VAT comprises clothing, footwear and gifts £3,649.5 million (2001), £3,939.0 million (2000) home £355.8 million (2001), £328.8 million (2000) and foods £2,925.9 million (2001), £2,880.4 million (2000), £2,787.6 million (1999). VAT on UK Retail turnover was £638.2 million (2001), £665.5 million (2000), £690.5 million (1999).

5 Operating profit includes pre-opening costs of £1.0 million (2001), £2.0 million (2000), £14.4 million (1999) for Europe and £nil (2001), £nil (2000) and £0.1 million (1999) for Far East.

6 Turnover originates in the following geographical segments: United Kingdom £6,798.6 million (2001), £6,990.4 million (2000), £7,082.2 million (1999); Europe £435.5 million (2001), £436.0 million (2000), £440.5 million (1999); North America £761.2 million (2001), £691.4 million (2000), £629.5 million (1999) and Far East £81.4 million (2001), £77.7 million (2000), £71.8 million (1999).

7 The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £436.0 million (2001), £460.2 million (2000), £440.2 million (1999).

Part 3

continued

Turnover and operating profit for North America, Europe and Far East comprise:

	Turnover			Operating profit		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
North America						
Brooks Brothers (including Japan)	448.1	395.5	345.9	20.2	7.9	12.4
Kings Super Markets	313.1	273.7	245.5	11.9	11.1	10.0
Corporate expenses	–	–	–	(0.1)	(2.6)	(2.0)
	761.2	669.2	591.4	32.0	16.4	20.4
M&S Canada	–	22.2	38.1	–	–	(4.7)
	761.2	691.4	629.5	32.0	16.4	15.7
Europe						
Continental Europe	285.0	294.3	309.0	(34.0)	(33.5)	(99.9)
Other European operations	263.3	261.3	245.0	22.6	18.7	9.1
	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)
Far East						
Stores	110.1	101.2	90.8	7.4	(3.2)	(14.5)
Other	–	–	–	–	(0.1)	11.0
	110.1	101.2	90.8	7.4	(3.3)	(3.5)

The results of international subsidiaries have been translated using weighted average rates of exchange ruling during the year.

2. Operating profit

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Turnover	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of Sales	(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross Profit	2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Employee costs (see note 8)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Occupancy costs	311.5	–	311.5	287.8	–	287.8	288.3	–	288.3
Repairs, renewals and maintenance of fixed assets	91.2	–	91.2	89.5	–	89.5	103.6	–	103.6
Depreciation	275.9	–	275.9	261.6	–	261.6	236.4	64.0	300.4
Other costs[1]	592.1	9.5	601.6	514.6	3.8	518.4	461.1	–	461.1
Total net operating expenses[2]	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

1 Included in "Other costs" is the remuneration to the auditors for audit and non-audit services as follows:

	2001 £m	2000 £m	1999 £m
Audit Fees	1.1	1.1	0.9
Non-audit services	2.1	2.8	0.5

Fees paid for non-audit services are for taxation advice, corporate finance and consulting services.

2 Included in "Total net operating expenses" are rentals under operating leases, comprising £4.5 million (2001), £2.3 million (2000) and £8.9 million (1999) for hire of plant and machinery and £124.1 million (2001), £123.4 million (2000) and £111.4 million (1999) of other rental costs

3. Exceptional items

A Exceptional operating charges

	2001 £m	2000 £m	1999 £m
UK restructuring costs[1]	(26.5)	(63.3)	(24.5)
European restructuring costs[2]	–	(8.7)	–
Provision for impairment[3]	–	–	(64.0)
Total exceptional operating charges	(26.5)	(72.0)	(88.5)

1 The £26.5 million charge in 2001 was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million). The £63.3 million charge in 2000 was in respect of the restructuring of UK Retail into customer business units, the rationalisation of store management and the refocusing of existing store roles to customer facing activities, and the closure of two distribution centres. The £24.5 million charge in 1999 was the cost of rationalising the Group's head office functions.

2 The European restructuring costs in 2000 were in respect of store closures in France and Germany.

3 The £64.0 million charge in 1999 was in respect of the provision made to adjust the carrying value of European fixed assets in accordance with FRS11 "Impairment of Fixed Assets & Goodwill".

Part 3

continued

B (Loss)/Profit on sale of property and other fixed assets

	2001 £m	2000 £m	1999 £m
Disposal of European stores[1]	–	(8.3)	–
Provision for loss on "Direct" assets[2]	(19.0)	–	–
Loss on sale of investment properties[3]	–	(16.1)	–
Other asset disposals[4]	(64.2)	2.1	6.2
(Loss)/Profit on sale of property and other fixed assets	(83.2)	(22.3)	6.2

1 The loss of £8.3 million in 2000 relates to European store closures. Including the restructuring cost of £8.7 million disclosed in note 3A above, this gave rise to total closure costs of £17.0 million.

2 Including the restructuring cost of £16.5 million disclosed in note 3A above, this gives rise to total closure costs for the "Direct" catalogue business of £35.5 million.

3 The loss on sale of investment properties in 2000 was in respect of the disposal of The Gyle shopping centre and a property in Newcastle.

4 Other asset disposals in 2001 mainly related to the closure of UK Stores, £40.2 million of which relates to satellite stores.

C Loss on sale/termination of operations

	2001 £m	2000 £m	1999 £m
Loss on sale of Splendour.com Ltd	(1.7)	–	–
Loss on termination of Canadian operations	–	(45.4)	–
Loss on sale/termination of operations	(1.7)	(45.4)	–

The loss on sale/termination of operations is stated after charging £1.0 million of goodwill in 2001 (2000 £24.4 million).

D Provision for loss on operations to be discontinued

	2001 £m	2000 £m	1999 £m
Net closure costs	(225.3)	–	–
Goodwill previously credited to reserves	1.3	–	–
Provision for loss on operations to be discontinued	(224.0)	–	–

The provision for loss on operations to be discontinued represents the expected cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include provision for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

4 Net interest income

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
Bank and other interest income	302.6		309.3		306.1	
Less: amounts included in turnover of Financial Services	(288.7)		(293.2)		(278.2)	
		13.9		16.1		27.9
Interest expenditure	(107.4)		(107.4)		(76.8)	
Less: interest charged to cost of sales of Financial Services	115.3		105.5		102.3	
Intra group interest charged to cost of sales of Financial Services (see note 1)	(7.9)		-		(25.5)	
		-		(1.9)		-
Net interest income		13.9		14.2		27.9
Interest expenditure comprises:						
Amounts repayable within five years:						
Bank loans, overdrafts and other borrowings		(33.2)		(33.2)		(30.5)
Medium term notes		(73.0)		(73.8)		(36.2)
7⅜% Guaranteed bonds 1998		-		-		(8.1)
US$ Promissory note 1998		-		-		(2.0)
		(106.2)		(107.0)		(76.8)
Amounts repayable after five years:						
Medium term notes		(1.2)		(0.4)		-
		(107.4)		(107.4)		(76.8)

Part 3

continued

5. Taxation on ordinary activities

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
The taxation charge comprises:						
Current taxation						
UK corporation tax at 30% (2001), 30% (2000), 31% (1999)						
Current year	151.0		151.1		169.2	
Prior years	(6.3)		2.7		(3.5)	
		144.7		153.8		165.7
Double taxation relief		(4.7)		–		–
		140.0		153.8		165.7
Overseas taxation		7.7		6.4		2.8
		147.7		160.2		168.5
Deferred taxation (see note 20)						
Current year	(4.3)		(1.9)		9.1	
Prior years	(0.7)		(0.1)		(1.5)	
		(5.0)		(2.0)		7.6
		142.7		158.2		176.1

Included in the tax charges for the year are tax credits of £8.5 million (2001), £19.0 million (2000) and £7.6 million (1999) which are attributable to exceptional charges.

6. Dividends

	2001 £m	2000 £m	1999 £m
Ordinary Shares			
Interim dividend of 3.7p (2001), 3.7p (2000), 3.7p (1999)	106.3	106.3	106.1
Proposed final of 5.3p (2001), 5.3p (2000), 10.7p (1999)	152.0	152.3	307.2
Total ordinary dividend of 9.0p (2001), 9.0p (2000), 14.4p (1999)	285.3	258.6	413.3

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS14, "Earnings per Share" and is based on earnings excluding the effect of the exceptional charges. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional operating charges	19.3	0.7	0.7	53.0	1.8	1.8	16.9	0.6	0.6
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
Adjusted earnings	328.2	11.4	11.4	379.4	13.2	13.2	446.8	15.6	15.5

The IIMR earnings per share has also been calculated in addition to the basic earnings per share and is based on earnings adjusted to eliminate certain capital items as follows:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
IIMR earnings	308.9	10.7	10.7	326.4	11.4	11.4	429.9	15.0	14.9

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

	2001 m	2000 m	1999 m
Weighted average ordinary shares in issue during the year ended 31 March	2,872.4	2,872.1	2,864.7
Potentially dilutive share options under the Group's share option schemes	9.8	13.6	18.6
Weighted average ordinary shares for diluted earnings per share	2,882.2	2,885.7	2,883.3

Part 3

continued

8. Employees

The average number of employees of the Group during the year was:

		2001	2000	1999
UK stores	Management and supervisory categories	3,880	3,885	4,105
	Other	55,511	54,545	52,931
UK head office	Management and supervisory categories	2,242	2,379	2,485
	Other	1,299	1,441	1,626
Financial Services	Management and supervisory categories	314	320	280
	Other	1,230	1,127	988
Overseas		12,015	11,960	13,077
		76,491	75,657	75,492

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees would have been 52,213 (2001), 52,156 (2000) and 51,306 (1999).

The aggregate remuneration and associated costs of Group employees were:

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Wages and salaries	835.2	14.8	850.0	834.4	52.4	886.8	813.7	15.3	829.0
UK profit sharing (see note 8C)	8.3	0.2	8.5	11.8	0.6	12.4	14.2	0.6	14.8
Social security costs	59.6	0.4	60.0	59.3	1.0	60.3	61.5	0.5	62.0
Pension costs (see note 8A)	119.3	0.8	120.1	120.5	4.0	124.5	122.1	7.1	129.2
Employee welfare and other personnel costs	98.5	0.8	99.3	89.1	10.2	99.3	88.5	1.0	89.5
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5
Classified as:									
Employee costs (see note 2)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Manufacturing cost of sales	20.1	–	20.1	18.9	–	18.9	16.6	–	16.6
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5

A Pension costs

The total pension cost for the Group was £120.1 million (2001), £124.5 million (2000) and £129.2 million (1999) of which £110.6 million (2001), £112.1 million (2000) and £112.3 million (1999) relates to the UK Scheme, £nil (2001), £2.6 million (2000) and £6.6 million (1999) relates to the Early Retirement Plan and £9.5 million (2001), £9.8 million (2000) and £10.3 million (1999) relates to overseas schemes.

The Group operates a number of funded defined benefit pension schemes throughout the world.

The latest actuarial valuation of the UK Scheme was carried out at 1 April 1998 by an independent actuary using the projected unit method. The key assumptions adopted were:

Price inflation	3.5%
Rate of increase in salaries	5.25%
Rate of increase in pensions in payment	3.5%
Rate of return on investments	8.25%
Rate of increase in dividend income	4.5%
Rate of interest applied to discount liabilities	8.25%

The latest actuarial valuation revealed a shortfall of £74 million in the actuarial value of the assets of the UK Scheme of £2,047 million compared to the actuarial liability for pension benefits. (The market value of assets at 1 April 1998 was £2,709 million). This represents a funding level of 97 per cent.

The shortfall of £74 million together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £169.4 million. This is being amortised over a period of 12 years from 1 April 1998, being the remaining estimated service lives of the current Scheme members.

The next actuarial valuation of the UK Pension Scheme is being carried out as at 1 April 2001 and the results will be reflected in the financial statements for the year ending 31 March 2002.

The total UK pension cost is analysed as follows:

	2001 £m	2000 £m	1999 £m
Normal pension cost[1]	92.6	93.9	92.7
Amortisation of deficit	14.1	14.1	14.1
Net interest elements	3.9	4.1	5.5
Total	110.6	112.1	112.3

[1] At standard contribution rate of 15.9 per cent (2001), 15.9 per cent (2000) and 15.9 per cent (1999)

As shown in note 13 the Company had pre-paid pension costs of £162.7 million (2001) and £175.0 (2000). This included the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being pre-paid contributions to the UK Scheme.

The pension costs relating to overseas schemes have been determined in accordance with the advice of independent qualified actuaries.

B Post-retirement health benefits

The Company has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 31 March 1999, the Company reassessed this liability in accordance with the advice of an independent qualified actuary. The discounted present value of £27.7 million (see note 20) has been fully provided. The valuation assumed a premium inflation of 7.5 per cent and an after-tax discount rate of 7.0 per cent. There is a matching deferred taxation asset of £8.3 million.

The next actuarial valuation will be carried out as at 31 March 2002.

C United Kingdom and Republic of Ireland profit sharing schemes

The amount of profit which has been allocated, in the form of ordinary shares in the Company, was fixed at £8.5 million (2001), £12.4 million (2000) and £14.8 million (1999), representing 1.75 per cent (2001), 2.5 per cent (2000) and 3 per cent (1999) of the earnings of 43,741 (2001), 44,145 (2000) and 43,550 (1999) eligible employees.

These shares are now purchased in the market: 4,459,905 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 1999/2000 allocation.

Part 3

continued

D United Kingdom Employees' Save as you Earn Share Option Schemes

Under the terms of the 1997 Save as you Earn Option Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80 per cent of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the scheme.

Outstanding options granted under the 1987 and 1997 United Kingdom Employees' Savings Related Share Option Schemes:

	Number of Shares			Option
	2001	**2000**	**1999**	**Price**
Options granted				
January 1992	expired	expired	471,247	229p
January 1993	expired	1,390,015	3,231,374	257p
January 1994	518,636	2,559,142	3,185,585	319p
January 1995	2,793,633	7,146,133	8,245,124	322p
January 1996	3,536,269	7,189,225	8,896,346	330p
January 1997	5,384,139	7,209,963	10,463,786	389p
January 1998	3,877,749	5,901,130	10,630,202	467p
January 1999	7,896,779	11,282,225	15,560,138	324p
January 2000	23,856,114	36,500,221	-	223p
January 2001	32,355,154	-	-	156p

E Executive Share Option Schemes

Under the terms of the 2000 Scheme, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Share Option Schemes. Outstanding options under each of the 1984 and 1987 Schemes continued to be bound by the Maximum Option Value which is limited to four times remuneration on exercise. Outstanding options granted under all executive share option schemes are as follows:

	Number of Shares				
Options granted	2001	2000	1999	Option Price	Option Dates
(1984 Scheme)					
May 1990	-	-	211,154	206p	May 1993 – May 2000
May 1991	732,802	748,546	780,681	254p	May 1994 – May 2001
May 1992	1,650,583	1,652,102	1,652,102	329p	May 1995 – May 2002
May 1993	1,213,976	1,233,053	1,258,712	341p	May 1996 – May 2003
October 1993	19,576	19,576	26,989	399p	Oct 1996 – Oct 2003
May 1994	1,859,827	1,878,391	1,916,384	404p	May 1997 – May 2004
October 1994	21,541	21,541	21,541	402p	Oct 1997 – Oct 2004
May 1995	1,545,062	1,566,969	1,606,315	414p	May 1998 – May 2005
May 1996	58,950	58,950	58,950	458p	May 1999 – May 2006
November 1996	6,172	6,172	6,172	486p	Nov 1999 – Nov 2006
June 1997	39,844	39,844	51,228	527p	Jun 2000 – Jun 2007
(1987 Scheme)					
May 1993	-	-	972,669	341p	May 1996 – May 2000
October 1993	-	-	46,114	399p	Oct 1996 – Oct 2000
May 1994	1,119,504	1,138,068	1,171,729	404p	May 1997 – May 2001
October 1994	9,288	9,288	9,288	402p	Oct 1997 – Oct 2001
May 1995	1,426,796	1,425,660	1,465,006	414p	May 1998 – May 2002
May 1996	1,625,742	1,654,620	1,714,111	458p	May 1999 – May 2003
November 1996	39,507	39,507	39,507	486p	Nov 1999 – Nov 2003
June 1997	2,003,084	2,032,282	2,116,225	527p	Jun 2000 – Jun 2004
(1997 Scheme – Tier 1)					
June 1998	379,338	385,355	414,282	557p	Jun 2001 – Jun 2008
November 1998	247,221	265,785	265,785	404p	Nov 2001 – Nov 2008
June 1999	929,298	985,394	-	358p	Jun 2002 – Jun 2009
November 1999	95,323	95,323	-	278p	Nov 2002 – Nov 2009
January 2000	360,655	360,655	-	305p	Jan 2003 – Jan 2010
March 2000	1,992,337	1,992,337	-	261p	Mar 2003 – Mar 2010
June 2000	184,615	-	-	260p	Jun 2003 – Jun 2010
(1997 Scheme – Tier 2)					
June 1998	3,023,780	4,979,790	5,637,154	557p	Jun 2003 – Jun 2008
November 1998	99,261	117,825	117,825	404p	Nov 2003 – Nov 2008
June 1999	2,305,306	2,491,935	-	358p	Jun 2004 – Jun 2009
November 1999	59,352	59,352	-	278p	Nov 2004 – Nov 2009
January 2000	360,655	360,655	-	305p	Jan 2005 – Jan 2010
March 2000	1,992,337	1,992,337	-	261p	Mar 2005 – Mar 2010
June 2000	184,615	-	-	260p	Jun 2005 – Jun 2010
(2000 Scheme +3%)					
September 2000	4,209,681	-	-	215p	Sep 2003 – Sep 2010
December 2000	574,358	-	-	195p	Jan 2004 – Jan 2011
March 2001	323,393	-	-	218p	Mar 2004 – Mar 2011
(2000 Scheme +4%)	-				
September 2000	4,265,494	-	-	215p	Sep 2003 – Sep 2010
December 2000	574,358	-	-	195p	Jan 2004 – Jan 2011
March 2001	323,393	-	-	218p	Mar 2004 – Mar 2011

Part 3

continued

9. Directors

A Emoluments

Emoluments of directors of the Company are summarised below:

	2001 £'000	2000 £'000	1999 £'000
Aggregate emoluments	3,998	6,534	6,375
Aggregate gains on the exercise of share options	–	–	116
Termination payments	2,742	–	587

B Transactions with directors

Interest-free loans were made, during the financial year ended 31 March 2001, under the employees' loan scheme by the Company as follows:

- £501,000 to Roger Holmes which was repaid in full prior to his appointment as a director on 1 January 2001; and
- £80,018 to David Norgrove which was made prior to his appointment as a director and repaid in full before the end of the financial year.

During each of the three years there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested.

10. Goodwill

	2001 £m	2000 £m
Cost and net book value as at 1 April	1.3	–
Additions	–	1.3
Amortisation	(0.3)	–
Disposals	(1.0)	–
Cost and net book value as at 31 March	–	1.3

11. Tangible fixed assets

A Tangible fixed assets

	2001				2000			
	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation								
At 1 April	2,868.7	2,756.9	81.3	5,706.9	3,037.9	2,545.7	115.5	5,699.1
Additions	17.0	186.8	51.9	255.7	85.0	186.6	179.0	450.6
Transfers	17.9	24.8	(42.7)	-	61.2	149.3	(210.5)	-
Revaluation (deficit)/surplus	(3.0)	-	-	(3.0)	1.8	-	-	1.8
Disposals	(16.1)	(27.5)	(0.4)	(44.0)	(286.1)	(103.0)	-	(389.1)
Differences on exchange	11.5	34.0	1.7	47.2	(31.1)	(21.7)	(2.7)	(55.5)
At 31 March	2,896.0	2,975.0	91.8	5,962.8	2,868.7	2,756.9	81.3	5,706.9
Accumulated depreciation								
At 1 April	94.6	1,370.2	-	1,464.8	83.5	1,228.1	-	1,311.6
Depreciation for the year	22.4	253.5	-	275.9	14.2	247.4	-	261.6
Provision for loss on disposal	47.0	64.2	-	111.2	-	-	-	-
Disposals	(4.1)	(22.5)	-	(26.6)	(1.9)	(94.4)	-	(96.3)
Differences on exchange	0.9	17.7	-	18.6	(1.2)	(10.9)	-	(12.1)
At 31 March	160.8	1,683.1	-	1,843.9	94.6	1,370.2	-	1,464.8
Net book value At 31 March	2,735.2	1,291.9	91.8	4,118.9	2,774.1	1,386.7	81.3	4,242.1
At 1 April	2,774.1	1,386.7	81.3	4,242.1	2,954.4	1,317.6	115.5	4,387.5

	2001				2000			
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At valuation	865.4	437.9	13.5	1,316.8	868.3	437.9	13.5	1,319.7
At cost	1,006.1	445.5	127.6	1,579.2	1,001.7	421.4	125.9	1,549.0
	1,871.5	883.4	141.1	2,896.0	1,870.0	859.3	139.4	2,868.7
Accumulated depreciation	(39.0)	(48.8)	(73.0)	(160.8)	19.7	8.5	66.4	94.6
Net book value at 31 March	1,832.5	834.6	68.1	2,735.2	1,850.3	850.8	73.0	2,774.1
At 1 April	1,850.3	850.8	73.0	2,774.1	2,071.5	800.4	82.5	2,954.4

B Investment properties

Freehold land and buildings include investment properties as follows:

	2001 £m	2000 £m
Cost or valuation		
At 1 April	54.5	284.8
Disposals	-	(232.1)
Revaluation (deficit)/surplus	(3.0)	1.8
At 31 March	51.5	54.5

Part 3

continued

C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Company's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

The Group's freehold interests in three investment properties have been valued at open market value in accordance with the RICS Appraisal and Valuation Manual as at 31 March 2000 by external valuers DTZ Debenham Tie Leung Chartered Surveyors and Gerald Eve, Chartered Surveyors and 31 March 2001 by external valuers, Gerald Eve, Chartered Surveyors. The valuations of these investment properties are based on the apportionment of larger valuations to exclude an owner occupied Marks & Spencer store in each case. They exclude any income or outgoings attributable to the owner occupied Marks & Spencer stores which have been assumed to continue trading.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

	2001 £m	2000 £m
At valuation at 31 March 1975[1]	333.6	333.6
At cost	1,497.8	1,478.9
At 31 March	1,831.4	1,812.5
Accumulated depreciation	(159.2)	(117.1)
Net book value at 31 March	1,672.2	1,695.4

1 The Group also valued its land and buildings in 1955 and 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

12. Fixed asset investments

A Investments

	2001			2000		
	Joint venture[1,2] £m	Other investments[3] £m	Total £m	Joint venture[1,2] £m	Other investments[3] £m	Total £m
At 1 April	25.4	29.6	55.0	24.2	37.0	61.2
Additions	0.7	21.0	21.7	0.5	15.4	15.9
Disposals	–	(12.1)	(12.1)	–	(22.8)	(22.8)
Share of joint venture's property revaluation	1.3	–	1.3	1.2	–	1.2
Repayment of loan	(7.6)	–	(7.6)	(0.5)	–	(0.5)
At 31 March	19.8	38.5	58.3	25.4	29.6	55.0

1 The joint venture represents a 50 per cent interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.

2 The Group's investment in the joint venture includes £2.2 million (2001), £9.8 million (2000) of loans and accumulated reserves of £11.5 million (2001), £9.5 million (2000).

3 Other investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible. Other investments also include 3,525,198 shares (2001) and 708,263 shares (2000) in Marks and Spencer p.l.c. held by employee share trusts ("the Trusts"). Of these shares 3,525,198 (2001) and 468,263 (2000) were held by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (see note 22) and no shares (2001) and 240,000 (2000) were held by other trusts. At 31 March shares held by the Trusts had a book value of £7.3 million (2001) and £1.9 million (2000).

B Principal subsidiary undertakings

The Company's principal subsidiary undertakings as at 31 March 2001 are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by:	
			The Company	A subsidiary
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	100%	-
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	-	100%
Marks & Spencer Finance Inc	Holding Company	United States	100%	-
Marks and Spencer Ventures Limited	Holding Company	Great Britain	100%	-
Marks & Spencer (France) SA	Retailing	France	-	100%
SA Marks and Spencer (Belgium) NV	Retailing	Belgium	-	100%
Marks and Spencer (España) SA	Retailing	Spain	-	100%
Marks and Spencer (Portugal) Lda	Retailing	Portugal	-	100%
Marks and Spencer Stores BV	Retailing	The Netherlands	-	100%
Marks and Spencer (Deutschland) GmbH	Retailing	Germany	-	100%
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	-	100%
Brooks Brothers Inc	Retailing	United States	-	100%
Brooks Brothers (Japan) Limited	Retailing	Japan	-	51%
King Super Markets Inc	Retailing	United States	-	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	-	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	100%	-
Marks and Spencer Retail Financial Services Holdings Limited	Holding Company	Great Britain	100%	-
Marks and Spencer Financial Services Limited	Financial Services	Great Britain	-	100%
Marks and Spencer Unit Trust Management Limited	Financial Services	Great Britain	-	100%
Marks and Spencer Savings and Investments Limited	Financial Services	Great Britain	-	100%
Marks and Spencer Life Assurance Limited	Financial Services	Great Britain	-	100%
MS Insurance Limited	Financial Services	Guernsey	-	100%
St Michael Finance p.l.c.	Finance	Great Britain	100%	-
Marks & Spencer Finance p.l.c.	Finance	Great Britain	100%	-
Marks and Spencer Property Holdings Limited	Property Investment	Great Britain	100%	-

Part 3

continued

13. Debtors

		2001 £m	2000 £m
A	**Amounts receivable within one year**		
	Trade debtors	34.9	44.4
	Customer advances	629.1	663.3
	Other debtors[1]	29.4	61.9
	Prepayments and accrued income[2]	223.8	218.7
		917.2	998.3
B	**Amounts receivable after more than one year**		
	Customer advances	1,630.1	1,478.1
	Other debtors[1]	16.3	17.1
	Prepayments and accrued income[2]	65.7	71.7
		1,712.1	1,566.9

1 Other debtors include an interest-free loan to an officer of Marks and Spencer p.l.c. of £87,000 (2001) and £55,735 (2000).

2 Prepayments and accrued income includes £162.7 million (2001) and £175.0 million (2000) in respect of the UK Pension Scheme. Of this, £58.6 million (2001) and £67.8 million (2000) is included in amounts receivable after more than one year.

3 Amounts receivable after more than one year include £70.4 million (2001) and £76.0 million (2000) of non-financial assets which have been excluded from the analysis in note 16.

14. Current asset investments

	2001 £m	2000 £m
Listed investments:		
Government securities	141.5	74.0
Listed in the United Kingdom	57.6	47.0
Listed overseas	50.4	59.8
Unlisted investments	10.5	11.6
Short-term deposits[1]	-	194.0
	260.0	386.4

1 Short-term deposits comprise deposits with banks and other financial institutions with initial maturity of more than three months.

15. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

16. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

A Interest rate and currency analysis

				2001				2000
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Currency								
Sterling	141.2	1,740.5	87.8	1,969.5	96.7	1,912.0	77.1	2,085.8
US dollar	11.5	30.1	2.0	43.6	17.0	29.4	4.0	50.4
Euro	14.1	21.7	11.1	46.9	16.5	20.8	9.2	46.5
Other	10.7	22.4	1.5	34.6	4.7	18.9	1.7	25.3
	177.5	1,814.7	102.4	2,094.6	134.9	1,981.1	92.0	2,208.0

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing cash is predominantly cash in tills and uncleared deposits.

B Analysis of fixed interest rate

				Fixed rate financial assets
	2001 Weighted average interest rate %	2000 Weighted average interest rate %	2001 Weighted average period for which rate is fixed Years	2000 Weighted average period for which rate is fixed Years
Currency				
Sterling	6.7	7.0	9.0	7.5
US dollar	6.5	6.0	11.1	7.3
Euro	5.1	4.6	6.0	7.3
Other	2.3	2.6	8.2	3.6

C Analysis of financial assets

	2001 £m	2000 £m
Cash at bank and in hand	154.4	301.1
Current asset investments	260.0	386.4
Customer advances falling due in more than one year	1,630.1	1,478.1
Fixed asset investments	38.5	29.6
Other amounts receivable after more than one year	11.6	12.8
Financial assets as defined by FRS13	2,094.6	2,208.0
Customer advances falling due in less than one year	629.1	663.3
Financial assets including short-term customer advances	2,723.7	2,871.3

Part 3

continued

17. Creditors: amounts falling due within one year

	2001 £m	2000 £m
Bank loans and overdrafts	534.8	469.0
Medium term notes (see note 19B)	486.8	700.4
Trade creditors	207.5	219.3
Taxation	95.6	112.8
Social Security and other taxes	33.7	30.1
Other creditors[1]	247.4	254.3
Accruals and deferred income	223.8	224.5
Proposed final dividend	152.0	152.4
	1,981.6	2,162.8

1 Other creditors include £22.5 million (2001) and £27.1 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

18. Creditors: amounts falling due are more than one year

	2001 £m	2000 £m
Medium term notes (see note 19B)	598.3	686.1
Other creditors[1,2]	136.8	118.2
	735.1	804.3

1 Other creditors include £49.8 million (2001) and £56.3 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

2 Other creditors include £84.8 million (2001) and £58.2 million (2000) of non-financial liabilities which have been excluded from the analysis in note 19.

19. Analysis of financial liabilities

A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

	2001			2000		
	Fixed rate £m	Floating rate £m	Total £m	Fixed rate £m	Floating rate £m	Total £m
Currency						
Sterling	100.0	1,236.2	1,336.2	100.0	1,408.3	1,508.3
US dollar	–	193.9	193.9	–	183.8	183.8
Euro	–	145.0	145.0	–	184.9	184.9
Other	–	19.3	19.3	–	65.6	65.6
	100.0	1,594.4	1,694.4	100.0	1,842.6	1,942.6

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.8 per cent (2001) and 6.8 per cent (2000) and the weighted average time for which the rate is fixed is 2.3 years (2001) and 3.3 years (2000).

B Maturity of financial liabilities

	2001 £m	2000 £m
Repayable within one year:		
Bank loans, overdrafts and commercial paper	534.8	469.0
Medium term notes	486.8	700.4
Other creditors	22.5	27.1
	1,044.1	1,196.5
Repayable between one and two years:		
Medium term notes	175.1	95.2
Other creditors	20.5	23.3
	195.6	118.5
Repayable between two and five years:		
Medium term notes	403.3	571.0
Other creditors	27.0	31.5
	430.3	602.5
Repayable in five years or more:		
Medium term notes	19.9	19.9
Other creditors	4.5	5.2
	24.4	25.1
	1,694.4	1,942.6

[1] Financial liabilities include £2.2 million (2001) and £3.7 million (2000) of other creditors which is excluded from the reconciliation of net debt in note 27.

Part 3

continued

C Borrowing facilities

The Group had an undrawn committed facility of £425.0 million (2001) and $50.0 million (2000) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it amounting to £547.5 million (2001) and £533.3 million (2000).

20. Provisions for liabilities and charges

	2001 £m	2000 £m
Post-retirement health benefits[1]		
At 1 April	27.7	27.8
Utilised during the year	(1.8)	(2.2)
Interest charged	1.8	2.1
At 31 March	27.7	27.7
UK restructuring[2]		
At 1 April	42.6	24.0
Additions during the year	30.1	63.3
Utilised during the year	(29.5)	(44.7)
At 31 March	43.2	42.6
Overseas restructuring[3]		
At 1 April	8.1	2.6
Additions during the year	194.5	29.1
Utilised during the year	(1.7)	(23.7)
Exchange differences	0.4	0.1
At 31 March	201.3	8.1
Deferred tax[4]		
At 1 April	48.2	50.6
Credited to the profit and loss account (see note 5)	(5.0)	(2.0)
Exchange differences	0.3	(0.4)
At 31 March	43.5	48.2
Total at 31 March current year	315.7	126.6
Total at 31 March prior year	126.6	105.0

1 The £27.7 million provision for post-retirement health benefits represents the estimated value of Marks and Spencer p.l.c.'s subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for which Marks and Spencer p.l.c. meets the whole, or part, of the cost.

2 The provision for UK restructuring costs relates to the ongoing costs of restructuring the Group's UK operations. The balance primarily relates to the ongoing restructuring of the Group's head office functions and "Direct" operations. The majority of these costs are expected to be incurred during the next financial year.

3 The provision for Overseas restructuring costs primarily relates to the costs expected to be incurred in respect of the intended closure of the Group's operations in Continental Europe. The balance primarily relates to redundancy costs and future trading losses, the majority of which are expected to be incurred during the next financial year.

4 The deferred tax provision consists of £51.8 million (2001) and £56.5 million (2000) arising on short-term timing differences offset by £8.3 million (2001) and £8.3 million (2000) arising on post-retirement health benefits.

Unprovided deferred tax	2001 £m	2000 £m[1]
Excess of capital allowances over depreciation on tangible fixed assets	79.6	72.8

[1] The comparatives for 2000 have been restated following a reassessment of the quantum of the book value of fit out on which capital allowances have been claimed.

In December 2000 the Accounting Standards Board issued FRS 19 "Deferred Tax". This FRS requires deferred tax to be provided on a "full provision" basis. The Group will adopt this standard for the year ended 31 March 2002.

In the opinion of the directors, any taxable gains arising on the disposal of revalued properties will be covered by brought forward tax losses and rollover relief. Accordingly, the potential deferred tax in respect of these properties has not been quantified in the above analysis.

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

[illegible] Financial instruments and risk management

A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Assets/(liabilities)				
Customer advances falling due in more than one year	1,630.1	1,646.2	1,478.1	1,474.2
Current asset investments[1]	260.0	255.5	386.4	386.4
Fixed asset investments[2]	38.5	38.5	29.6	29.6
Cash at bank and in hand[1]	154.4	154.4	301.1	301.1
Borrowings due within one year[1]	(1,044.1)	(1,039.6)	(1,196.1)	(1,199.6)
Financial liabilities due after more than one year[1]	(650.3)	(694.7)	(746.1)	(737.4)
Interest rate swaps[3]	–	22.6	–	(2.6)
Forward foreign currency contracts[3]	–	(1.4)	–	20.2
FTSE 100 put options[4]	1.3	2.8	2.2	3.1

[1] Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are at floating rates. Therefore, fair values closely approximate book values.

[2] Fixed asset investments comprise listed securities held by a subsidiary.

[3] Interest rate swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.

[4] FTSE 100 put options provide no loss guarantees on certain Unit Trust offers. The options are on a fully matched basis and are not traded. They have been marked to market to produce a fair value figure.

Part 3

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B Hedges of future transactions

Unrecognised gains and losses on instruments for hedging and those recognised were as follows:

	2001		
	Gains £m	Losses £m	Net Total £m
Unrecognised gains/(losses) on hedges at 1 April 2000	57.7	(39.2)	18.5
(Gains)/losses arising in previous years recognised in the year	(46.7)	20.2	(26.5)
Gains/(losses) in previous years not recognised in the year	11.0	(19.0)	(8.0)
Gains/(losses) arising in the year	44.9	(14.2)	30.7
Unrecognised gains/(losses) on hedges at 31 March 2001	55.9	(33.2)	22.7
Of which:			
Gains/(losses) expected to be recognised within one year	6.2	(13.2)	(7.0)
Gains/(losses) expected to be recognised after one year	49.7	(20.0)	29.7

C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in the local currencies of its main operating subsidiaries. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets of liabilities in currencies other than their functional currencies at the balance sheet date.

22. Called up share capital

	2001 £m	2000 £m
Authorised:		
3,200,000,000 ordinary shares of 25p each	800.0	800.0
Allotted, called up and fully paid:		
Ordinary shares of 25p each 2,867,383,731 (2001) and 2,874,587,298 (2000)	716.9	718.6

3,415,705 (2001), 3,964,345 (2000) ordinary shares having a nominal value of £0.9 million (2001), £0.9 million (2000) were allotted during the year under the terms of the Company's share schemes which are described in note 8. The aggregate consideration received was £7.1 million (2001), £10.7 million (2000). Contingent rights to the allotment of shares are also described in note 8.

Of the 3,415,705 (2001), 3,964,345 (2000) ordinary shares referred to above, 3,265,848 (2001) 3,671,774 (2000) ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the "QUEST") at market value of £6.8 million (2001), £11.2 million (2000). Of these shares, 208,913 (2001), 3,203,511 (2000) were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Savings Related Share Option Schemes. The Company provided £nil (2001) and £1.1 million (2000) to the QUEST for this purpose. The cost of this contribution was transferred by the Company directly to the profit and loss account reserve (see note 23). At 31 March 2001, 3,525,198 shares (468,263 shares at 31 March 2000) were held by the QUEST (see note 12).

10,619,272 ordinary shares having a nominal value of £2.6 million were purchased by the Company for an aggregate consideration of £20.3 million. The nominal value of the cancelled shares has been transferred to the capital redemption reserve (see below).

23. Shareholders' funds

	2001 £m	2000 £m
Called up share capital (see note 22)	716.9	718.6
Share premium account:		
At 1 April	369.4	358.5
Shares issued under the Company's share schemes	6.2	10.9
At 31 March	375.6	369.4
Revaluation reserve:		
At 1 April	457.9	531.0
(Deficit)/surplus on revaluation of investment properties	(3.0)	1.8
Share of joint venture's movement in revaluation reserve	1.3	1.2
Revaluation deficit/(surplus) realised on disposals	1.3	(74.2)
Revaluation element of depreciation charge	(1.9)	(1.9)
At 31 March	455.6	457.9
Capital redemption reserve:		
At 1 April	–	–
Purchase of own shares	2.6	–
At 31 March	2.6	–
Profit and loss account reserve:		
At 1 April	3,359.4	3,276.7
Revaluation element of depreciation charge	1.9	1.9
Revaluation (deficit)/surplus realised on disposals	(1.3)	74.2
Purchase of own shares	(20.3)	–
Goodwill reinstated in respect of closure of businesses	(1.3)	24.4
Amounts deducted in respect of shares issued to the QUEST (see note 22)	–	(1.1)
Retained (loss)/profit for the year	(257.0)	0.1
Exchange differences on foreign currency translation	13.3	(16.8)
At 31 March	3,094.7	3,359.4
Shareholders' funds at 31 March – all equity	4,645.4	4,905.3

Cumulative goodwill of £430.2 million (year ended 31 March 2000 £428.9 million) arising on the acquisition of US (year ended 31 March 2000 US and Spanish) subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

Part 3

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24. Reconciliation of movements in Group shareholders' funds

	2001 £m	2000 £m
Profit attributable to shareholders	1.3	258.7
Dividends	(258.3)	(258.6)
	(257.0)	0.1
Other recognised gains and losses relating to the year	11.6	(13.8)
New share capital subscribed	7.1	11.8
Amounts deducted from profit and loss account reserve in respect of shares issued to the QUEST	-	(1.1)
Purchase of own shares	(20.3)	-
Goodwill transferred to profit and loss account on closure of businesses	(1.3)	24.4
Net (reduction)/addition to shareholders' funds	(259.9)	21.4
Shareholders' funds at 1 April	4,905.3	4,883.9
Shareholders' funds at 31 March	4,645.4	4,905.3

25. Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit	440.5	471.0	512.0
Exceptional operating charges (see note 3A)	26.5	72.0	88.5
Operating profit before exceptional charges	467.0	543.0	600.5
Depreciation	275.9	261.6	236.4
Decrease/(increase) in stocks	14.7	40.3	(7.6)
Increase in customer advances	(117.8)	(206.2)	(363.0)
Decrease/(increase) in other debtors	43.8	0.9	(8.0)
Increase in creditors	23.1	51.1	14.6
Net cash inflow before exceptional items	706.7	690.7	472.9
Exceptional operating cash outflow (see note 26A)	(30.3)	(49.2)	(0.6)
Net cash inflow from operating activities	676.4	641.5	472.3

26. Analysis of cash flows given in the cash flow statement

	2001 £m	2000 £m	1999 £m
A Exceptional operating cash flows			
UK redundancy costs paid	(29.5)	(44.7)	(0.6)
European restructuring costs paid	(0.8)	(4.5)	–
Exceptional operating cash outflow	(30.3)	(49.2)	(0.6)
B Returns on investments and servicing of finance			
Interest received	13.1	17.8	29.8
Interest paid	–	(2.0)	–
Dividends paid to minorities	(0.5)	(0.6)	(0.8)
Net cash inflow from returns on investments and servicing of finance	12.6	15.2	29.0
C Taxation			
UK corporation tax paid	(164.5)	(143.5)	(337.2)
Overseas tax paid	(0.1)	(2.2)	(8.7)
Cash outflow for taxation	(164.6)	(145.7)	(345.9)
D Capital expenditure and financial investment			
Purchase of tangible fixed assets	(269.8)	(447.5)	(663.0)
Sale of tangible fixed assets	18.9	266.0	25.5
Purchase of fixed asset investments	(18.0)	(1.9)	–
Sale of fixed asset investments	10.7	16.4	9.4
Net cash outflow for capital expenditure and financial investment	(258.2)	(167.0)	(628.1)
E Acquisitions and disposals			
Closure of Canadian operations	(0.9)	(15.4)	–
Sale of Splendour.com Ltd	(0.8)	–	–
Repayment of loan by joint venture	7.6	0.5	1.0
Acquisition of minority interest	–	(6.2)	–
Cash inflow/(outflow) for acquisitions and disposals	5.9	(21.1)	1.0
F Management of liquid resources			
Decrease in cash deposits treated as liquid resources	135.5	18.4	140.2
Net purchase of government securities	(67.5)	(5.0)	(14.2)
Net purchase of listed investments	(0.3)	(12.9)	(0.7)
Net sale of unlisted investments	2.0	31.0	55.3
Net decrease/(increase) in short-term deposits	194.0	(194.0)	–
Cash inflow/(outflow) from decrease/(increase) in liquid resources	263.7	(162.5)	180.6
G Financing			
Increase in bank loans, overdrafts and commercial paper treated as financing	76.0	2.3	29.5
Repayment of 7⅜% Guaranteed bonds	–	–	(150.0)
Repayment of US$ Promissory note	–	–	(268.7)
(Redemption)/issue of medium term notes	(310.8)	254.3	859.3
(Decrease)/increase in other creditors treated as financing	(11.1)	(5.7)	12.7
Debt financing as shown in analysis of net debt (see note 27)	(245.9)	250.9	482.8
Purchase of own shares	(20.3)	–	–
Shares issued under employees' share schemes	0.8	9.4	22.2
Net cash (outflow)/inflow from (decrease)/increase in financing	(265.4)	260.3	505.0

Part 3

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27. Analysis of net debt

	At 1 April 1999 £m	Cash flow £m	Exchange Movement £m	At 31 March 2000 £m	Cash flow £m	Exchange Movement £m	At 31 March 2001 £m
Net cash:							
Cash at bank and in hand (see note 16C)	281.5	20.5	(0.9)	301.1	(149.2)	2.5	154.4
Less: deposits treated as liquid resources (see below)	(178.6)	18.4	0.1	(160.1)	135.5	(0.4)	(25.0)
	102.9	38.9	(0.8)	141.0	(13.7)	2.1	129.4
Bank loans, overdrafts and commercial paper (see note 19B)	(445.8)	(34.0)	10.8	(469.0)	(50.5)	(15.3)	(534.8)
Less: amounts treated as financing (see below)	384.7	2.3	(5.0)	382.0	76.0	13.7	471.7
	(61.1)	(31.7)	5.8	(87.0)	25.5	(1.6)	(63.1)
Net cash per cash flow statement	41.8	7.2	5.0	54.0	11.8	0.5	66.3
Liquid resources:							
Deposits included in cash (see above)	178.6	(18.4)	(0.1)	160.1	(135.5)	0.4	25.0
Current asset investments (see note 14)	204.0	180.9	1.5	386.4	(128.2)	1.8	260.0
Liquid resources per cash flow statement and note 26F	382.6	162.5	1.4	546.5	(263.7)	2.2	285.0
Debt financing:							
Bank loans, overdrafts and commercial paper treated as financing (see above)	(384.7)	(2.3)	5.0	(382.0)	(76.0)	(13.7)	(471.7)
Medium term notes (see note 19B)	(1,132.2)	(254.3)	–	(1,386.5)	310.8	(9.4)	(1,085.1)
Other creditors (see note 19B)	(89.1)	5.7	–	(83.4)	11.1	–	(72.3)
Debt financing (see note 26G)	(1,606.0)	(250.9)	5.0	(1,851.9)	245.9	(23.1)	(1,629.1)
Net debt	(1,181.6)	(81.2)	11.4	(1,251.4)	(6.0)	(20.4)	(1,277.8)

28. Commitments and contingent liabilities

	The Group	
	2001 £m	2000 £m
A Commitments in respect of properties in the course of development	54.6	103.9

B Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

C Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, Marks and Spencer p.l.c. has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on Marks and Spencer p.l.c.'s behalf.

D Commitments under operating leases:
At 31 March 2001 annual commitments under operating leases were as follows:

	Land & buildings £m	Other £m
Expiring within one year	4.5	1.4
Expiring in the second to fifth years inclusive	29.2	1.8
Expiring in more than five years	87.4	-
	121.1	3.2

[illegible] Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

	Sales Average Rate			Profit Average Rate			Balance Sheet Rate		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Euro[1]	1.63	-	-	1.62	-	-	1.62	1.67	-
US dollar	1.48	1.62	1.66	1.47	1.61	1.66	1.43	1.60	1.61
Hong Kong dollar	11.54	12.57	12.83	11.59	12.51	12.84	11.11	12.43	12.51
Japanese yen	163.67	177.16	209.16	163.54	175.88	206.75	178.50	163.91	191.18

[1] Prior year sales and profits were translated using exchange rates for legacy currencies and a weighted average exchange rate for the Euro has therefore not been calculated.

[illegible] Related party transactions

There were no material transactions with related parties as defined by FRS8, "Related Party Transactions".

Part 3

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3. Unaudited interim results for 26 weeks ended 29 September 2001

The following is the text of Marks & Spencer's unaudited interim report for the 26 weeks ended 29 September 2001, released on 6 November 2001.

"Interim Results for the 26 weeks ended 29 September 2001

Highlights

- Group profit before tax and exceptional charges* up 20.1 per cent to £220.3 million.
- UK Retail sales level, with second quarter sales up 2.8 per cent.
- UK Retail operating profit up 18.2 per cent to £147.4 million.
- UK profitability increased by improved sourcing together with containment of operating costs.
- Adjusted earnings per share* up 23.3 per cent to 5.3 pence.
- excluding the effect of Continental European trading losses of £26.4 million, which were provided for last year.

* excluding the effect of Continental European trading losses of £26.4 million which were provided for last year.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

"We are making good progress against the restructuring strategy and recovery plan we announced at the end of March. Our focus on UK Retail is showing early results and the restructuring programme is proceeding well.

The steps taken to strengthen the UK Retail team are beginning to deliver results. In Clothing, we have had an encouraging response to the improved appeal, quality and fit of our autumn merchandise, exemplified by the successful launch of the "Perfect" campaign, with its focus on classically stylish merchandise for our core customers.

We continue to see the benefits from changes in the way we source merchandise, with a further improvement in the Clothing buying margin being achieved at the same time as offering better values to customers.

Our Food business has performed well. We lead the market in both product quality and innovation and continue to explore ways of extending the reach of our food offer. The trials of the "Simply Food" format, small convenient food only stores, have been successful and we are seeking further suitable locations.

We have modernised a further 25 stores in the first half of this year as part of the programme to create a more attractive, easy-to-shop environment for our customers. We are on target to renew 100 stores by the end of this financial year which, together with the concept stores modernised last year, will represent two-thirds of UK Retail space.

To date we have closed the "Direct" clothing catalogue operation, announced the sale and leaseback of 78 properties in the UK and are on track to complete the sale of all our stores in Europe.

The trading pattern we reported in the second quarter has continued. The economic outlook, however, remains uncertain as we approach the important Christmas period. I am encouraged by the progress we have made and am confident that the strength of the Marks & Spencer brand, together with the value and quality of our improved offer, give us a firm base on which to build".

Group

Group turnover (net of sales related taxes) at £3,738.2 million was marginally down on the same period last year.

Group operating profit* at £215.9 million increased by 24.6 per cent.

The results for the Group include the results of those businesses we plan to sell or close. If these are excluded, the turnover and operating profit for the ongoing Group, consisting of UK Retail, Financial Services, Republic of Ireland and Franchises, become:

	26 weeks ended		
	29 Sept 2001 £m	30 Sept 2000 £m	% inc/(dec)
Turnover from retained businesses	3,222.0	3,232.7	(0.3)
Segmental operating profit from retained businesses	200.5	184.3	8.8

Group profit before tax* increased by 18.7 per cent from £179.7 million to £213.3 million.

Corporation tax has been charged at an effective rate of 31.6 per cent (last year 33.0 per cent). This year we are required to adopt the new accounting standard on deferred tax. This has increased the effective rate of tax by approximately 1.6 per cent. (last year an increase of 2.0 per cent).

Adjusted earnings per share* has increased by 23.3 per cent to 5.3 pence (last year 4.3 pence).

The dividend is maintained at 3.7 pence and is covered 1.4 times.

Group cash flow for the period (before financing) is strong at £182.8 million.

*excluding the effect of Continental European trading losses, which were provided for last year.

UK Retail

UK Retail turnover (net of sales taxes) was level with last year.

UK Retail operating profit at £147.4 million was 18.2 per cent up on last year, as we continue to see the benefits of more cost-effective sourcing and the containment of operating expenses.

Sales performance for the first half (including VAT) is set out in the table below. After declining by 3.4 per cent on a like-for-like basis in the first 14 weeks, sales grew at 2.1 per cent in the following 12 weeks.

	% inc/(dec) on last year					
	14 weeks to 7 July		12 weeks to 29 Sept		26 weeks to 29 Sept	
	Actual	Like-for-like	Actual	Like-for-like	Actual	Like-for-like
Clothing, Footwear and Gifts	(9.1)		0.8		(4.8)	
Home	(1.5)		6.6		2.0	
General Merchandise	(8.5)	(9.2)	1.3	(1.1)	(4.2)	(4.8)
Food	5.9	4.8	4.9	3.4	5.4	4.2
Total	(2.6)	(3.4)	2.8	2.1	(0.2)	(1.0)

At the end of the period, we traded out of 310 stores, including eight Outlet stores. Total UK selling space at the end of the period was 12.3 million sq.ft.

The second quarter Clothing sales performance was significantly better than the first, with positive customer reaction to classically stylish autumn ranges and the "Perfect" promotion.

The Per Una collection was launched in 31 UK stores on 28th September and only two days are included in these results; their effect is therefore negligible. Since then, the range has been introduced to a further 23 stores. Initial customer response has been very positive.

Part 3

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The performance of our Home business was adversely affected at the start of the period by the announcement to close the "Direct" clothing catalogue business. This impact was short-lived and the Home business has subsequently recovered helped by strong furniture sales.

In the first half, we reduced average selling prices for General Merchandise by approximately 3.5 per cent as part of our continued drive to offer outstanding product at very good value. Volumes also declined in the first half of the year by approximately 1.4 per cent, but this was at a much reduced rate than previously. Volumes have increased following the launch of the autumn ranges in September and our market share has stabilised.

Sourcing improvements continue to deliver margin benefits against last year, particularly in Clothing where we have delivered an improvement in excess of 3 percentage points in the buying margin.

Our Food business continues to perform well. Sales benefited from inflation on like-for-like products of just under 3 per cent, a figure which peaked at over 4 per cent in May, but which has declined in recent months. During the period we opened two new 10,000 sq. ft. stand-alone food stores in Milngavie (outside Glasgow) and Sale. In July, we opened two "Simply Food" outlets. Both trade on approximately 3,000 sq. ft. Performance to date has been encouraging.

Operating cost increases in the first half were contained at 2.2 per cent. These costs include increased pension costs following the actuarial valuation of the pension scheme (see note 5) and further expenditure on store modernisation. These have been partially offset by savings in marketing costs (following expenditure in the first half of last year to relaunch the brand) and cost savings arising out of the closure of our "Direct" clothing catalogue operation.

We expect the increase in costs to be higher in the second half as we roll out the renewal programme to more stores and anticipate the impact of performance awards to employees which are linked to sales and profit targets. Overall we estimate the full year cost increase to be approximately 3 per cent. This excludes the impact of the sale and leaseback transaction announced last week.

Financial Services

Operating profit from Financial Services declined by £4.9 million to £44.0 million in the first half. Within this, the operating profit from Financial Services retailing activities was £41.5 million (last half year £42.2 million). The balance of the decline in operating profit is attributable to our captive insurance company, where the fall in world markets in September led to losses on the revaluation of its investment holdings.

Customers' use of the Chargecard has stabilised at approximately 20 per cent of sales, following the acceptance of generic cards in stores last year. Customer borrowings have remained stable at approximately £650 million, with slightly higher margins offset by a small increase in the provision for bad debts.

Gross profit from loan products is broadly in line with last year.

Start-up losses continue to be incurred for Personal Lines insurance and Mortgage Protection products, which were launched towards the end of the first half of last year.

We recently held a discount day in stores for our Chargecard holders which was well received by existing cardholders and generated a high number of new accounts. Our customers have shown significant loyalty to the card and work is under way to identify an effective way of rewarding them.

Laurel Powers-Freeling has been appointed Chief Executive of Marks & Spencer Financial Services and a main Board Director with effect from 6th November 2001.

International

Our International businesses fall into two categories: those we are retaining (Republic of Ireland and Franchises); and those we have announced our intention to sell or close.

Operating profits from our retained International businesses declined in the first half, as a number of our franchise partners encountered deteriorating economic conditions in their home markets. Our business in the Republic of Ireland performed well.

We continue to record operating losses in Continental Europe, but these have been offset by the release of the provision made last year and have had no impact on Group operating profit.

In a difficult economic climate Brooks Brothers incurred a loss in the first half, which was exacerbated by the events of September 11th. Our remaining businesses, Kings Super Markets and Marks & Spencer Hong Kong, performed in line with our expectations.

Cash Flow

Cash inflow from operating activities at £397.2 million has increased by over £200 million compared to the first half of last year.

The strong cash flow from operating activities, coupled with a reduction in capital expenditure and the proceeds from sale of properties, has led to a cash inflow before financing of £182.8 million. Of this, £49.3 million has been used to buy back shares in the market.

Overall, net debt reduced by £135.5 million to £1,142.3 million at the end of the period.

Restructuring

In March we announced our intention to:

- close the Continental European subsidiaries;
- sell Brooks Brothers and Kings Super Markets;
- franchise our business in Hong Kong;
- close the "Direct" clothing catalogue business; and
- realise value from our property portfolio.

To date we have closed the "Direct" clothing catalogue business; announced a proposal to sell the French business to Groupe Galeries Lafayette and the Spanish business to El Corte Ingles; and negotiated the sale of most of the properties in Belgium, the Netherlands, Germany and Luxembourg.

Work continues on realising value from our property portfolio, the first part of which was a sale and leaseback of 78 properties announced last week raising £348 million.

Return of Capital

It remains our intention to return £2 billion to shareholders on a pro-rata basis in March 2002.

Part 3

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Consolidated profit and loss account

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Turnover				
Retained businesses		3,222.0	3,232.7	6,948.1
Operations to be discontinued		516.2	523.1	1,127.6
Total turnover	2	3,738.2	3,755.8	8,075.7
Operating profit				
Retained businesses before exceptional operating charges		206.8	184.3	465.7
Exceptional operating charges	6	–	–	(26.5)
		206.8	184.3	439.2
Operations to be discontinued				
Continental European operations		(26.4)	(19.4)	(34.0)
Less release of provision made last year		26.4	–	–
Other operations to be discontinued		9.1	8.4	35.3
Total operating profit	3	215.9	173.3	440.5
Loss on sale of property and other fixed assets	7A	(7.0)	(3.7)	(83.2)
Provision for loss on operations to be discontinued	7B	–	–	(224.0)
Loss on sale/termination of operations	7C	(3.1)	–	(1.7)
Less release of provision made last year		3.1	–	–
Net interest income		4.4	10.1	13.9
Profit on ordinary activities before taxation		213.3	179.7	145.5
Analysed between				
Profit before tax and exceptional charges		220.3	183.4	480.9
Exceptional charges		(7.0)	(3.7)	(335.4)
Taxation on ordinary activities	8	(67.5)	(59.3)	(149.5)
Profit on ordinary activities after taxation		145.8	120.4	(4.0)
Minority interests (all equity)		(1.6)	(0.4)	(1.5)
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends	10	(105.2)	(106.3)	(258.3)
Retained profit/(loss) for the period		39.0	13.7	(263.8)

All results in both the current and preceding periods are derived from continuing operations

Earnings per share	9	5.0p	4.2p	(0.2)p
Fully diluted earnings per share	9	5.0p	4.2p	(0.2)p
Adjusted earnings per share	9	5.3p	4.3p	11.2p
Fully diluted adjusted earnings per share	9	5.3p	4.3p	11.2p
Dividend per share	10	3.7p	3.7p	9.0p

Consolidated statement of total recognised gains and losses

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Exchange differences on foreign currency translation		(1.2)	3.7	13.3
Unrealised surpluses on revaluation of investment properties*		–	–	(1.7)
Total recognised gains and losses relating to the period		143.0	123.7	6.1
Prior year adjustment	8	(79.6)		
Total recognised gains and losses since the prior year end		63.4		

* revalued annually in March

Consolidated balance sheet

	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Fixed assets			
Goodwill	–	1.2	–
Tangible assets	4,016.1	4,281.5	4,118.9
Investments	59.6	66.9	58.3
	4,075.7	4,349.6	4,177.2
Current assets			
Stocks	462.8	493.9	472.5
Debtors	2,642.1	2,620.7	2,629.3
Cash and investments	605.6	419.1	414.4
	3,710.5	3,533.7	3,516.2
Current liabilities	(1,930.7)	(2,012.0)	(1,981.6)
Net current assets	1,779.8	1,521.7	1,534.6
Total assets less current liabilities	5,855.5	5,871.3	5,711.8
Creditors: amounts falling due after more than one year	(932.4)	(820.4)	(735.1)
Provisions for liabilities and charges	(351.9)	(178.5)	(395.3)
Net assets	4,571.2	4,872.4	4,581.4
Capital and reserves			
Called up share capital	711.9	719.3	716.9
Share premium account	378.1	374.3	375.6
Revaluation reserve	453.3	457.9	455.6
Capital redemption reserve	8.0	–	2.6
Profit and loss account	3,003.2	3,304.0	3,015.1
Shareholders' funds (all equity)	4,554.5	4,855.5	4,565.8
Minority interests (all equity)	16.7	16.9	15.6
Total capital employed	4,571.2	4,872.4	4,581.4

Part 3

continued

Reconciliation of movements in shareholders' funds

	Notes	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends		(105.2)	(106.3)	(258.3)
		39.0	13.7	(263.8)
Other recognised gains and losses relating to the period		(1.2)	3.7	11.6
New share capital subscribed		2.9	5.6	7.1
Purchase of own shares		(52.0)	–	(20.3)
Goodwill transferred to the profit and loss account in respect of the closure of businesses		–	–	(1.3)
Net movement in shareholders' funds		(11.3)	23.0	(266.7)
Shareholders' funds at 1 April as previously stated		4,645.4	4,905.3	4,905.3
Prior year adjustment	8	(79.6)	(72.8)	(72.8)
Shareholders' funds at 1 April as restated		4,565.8	4,832.5	4,832.5
Shareholders' funds at end of period		4,554.5	4,855.5	4,565.8

Consolidated cash flow statement

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Operating activities				
Operating profit		215.9	173.3	440.5
Exceptional operating items		–	–	26.5
Operating profit before exceptional items		215.9	173.3	467.0
Release of provision against European trading losses		(26.4)	–	–
Depreciation		133.7	132.5	275.9
Decrease/(increase) in working capital	*11A*	89.5	(85.9)	(36.2)
Net cash inflow before exceptional items		412.7	219.9	706.7
Exceptional operating cash outflow		(15.5)	(23.8)	(30.3)
Cash inflow from operating activities		397.2	196.1	676.4
Returns on investments and servicing of finance		6.9	11.7	12.6
Taxation		(56.2)	(50.1)	(164.6)
Capital expenditure and financial investment	*11B*	(24.6)	(122.2)	(258.2)
Acquisitions and disposals	*11C*	11.5	(0.4)	5.9
Equity dividends paid		(152.0)	(152.3)	(258.6)
Cash inflow/(outflow) before management of liquid resources and financing		182.8	(117.2)	13.5
Management of liquid resources		(271.1)	225.2	263.7
Financing	*11D*	55.1	(127.2)	(265.4)
(Decrease)/increase in cash		(33.2)	(19.2)	11.8

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
(Decrease)/increase in cash	(33.2)	(19.2)	11.8
Cash outflow/(inflow) from increase/(decrease) in liquid resources	271.1	(225.2)	(263.7)
Cash (inflow)/outflow from (increase)/decrease in debt financing	(101.7)	127.2	245.9
Exchange movements	(0.7)	2.8	(20.4)
Movement in net debt	135.5	(114.4)	(26.4)
Net debt at beginning of the period	(1,277.8)	(1,251.4)	(1,251.4)
Net debt at end of the period	(1,142.3)	(1,365.8)	(1,277.8)

Part 3

continued

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2001 Annual Report and Financial Statements with the exception of the adoption of the new accounting standard on deferred tax. Details of this change in accounting policy are set out in Note 8.

The summary of results for the year ended 31 March 2001 does not constitute full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Retained businesses:			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,619.5	1,701.5	3,649.5
Home	163.5	160.3	355.8
Foods	1,417.3	1,344.2	2,925.9
	3,200.3	3,206.0	6,931.2
Less: United Kingdom VAT	(284.0)	(290.1)	(638.2)
	2,916.3	2,915.9	6,293.0
Financial Services (UK)	174.8	180.6	363.1
International Retail[(1)]	130.9	136.2	292.0
Total retained businesses	3,222.0	3,232.7	6,948.1
Operations to be discontinued:			
Continental European operations	116.0	130.9	285.0
The Americas			
Brooks Brothers (incl. Japan)	199.5	204.0	448.1
Kings Super Markets	164.0	147.9	313.1
	363.5	351.9	761.2
Hong Kong	36.7	40.3	81.4
Total operations to be discontinued	516.2	523.1	1,127.6
Total turnover	3,738.2	3,755.8	8,075.7
Turnover is analysed as follows:			
United Kingdom	3,091.1	3,096.5	6,656.1
International	647.1	659.3	1,419.6
	3,738.2	3,755.8	8,075.7

(1) International Retail consists of the Republic of Ireland and Franchises.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £170.6 million (last half year £208.5 million).

3. Operating profit

Operating profit arises as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 Mar 2001 £m
Retained businesses:			
UK Retail			
Before exceptional operating charges	147.4	124.7	334.8
Less: exceptional operating charges (see note 6)	–	–	(26.5)
	147.4	124.7	308.3
Financial Services	44.0	48.9	96.3
International Retail	9.1	10.7	26.7
Segmental operating profit from retained businesses	200.5	184.3	431.3
Add: excess interest charged to cost of sales of Financial Services (see note 4)	6.3	–	7.9
Operating profit from retained businesses	206.8	184.3	439.2
Operations to be discontinued:			
Continental European operations	(26.4)	(19.4)	(34.0)
Less: release of provision made last year	26.4	–	–
	–	(19.4)	(34.0)
The Americas			
Brooks Brothers (incl. Japan)	(0.8)	2.5	20.2
Kings Super Markets	5.9	4.9	11.9
Corporate Expenses	–	–	(0.1)
	5.1	7.4	32.0
Hong Kong	4.0	1.0	3.3
Operating profit/(loss) from operations to be discontinued	9.1	(11.0)	1.3
Total operating profit	215.9	173.3	440.5
Analysis of segmental operating profit from retained businesses			
Segmental operating profit before exceptional operating charges	200.5	184.3	457.8
Exceptional operating charges	–	–	(26.5)
Total segmental operating profit	200.5	184.3	431.3
Retailing before exceptional items	156.5	135.4	361.5
Exceptional operating charges	–	–	(26.5)
Retailing after exceptional items	156.5	135.4	335.0
Financial Services	44.0	48.9	96.3
Total segmental operating profit	200.5	184.3	431.3

Part 3

continued

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £53.9 million (last half year £57.3 million) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group during the half year was £47.6 million (last half year £57.3 million). Intra group interest of £6.3 million (last half year £nil), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

5. Pensions

An actuarial valuation of the UK pension scheme as at 31 March 2001 has recently been completed. The results of this valuation have been incorporated into the results for the first half of this year on a SSAP24 basis. A market value basis was used for the valuation of the Scheme and has been adopted for SSAP24 purposes. The assets of the Scheme were valued at their market value and the liabilities were valued using a projected unit method and discounted at a rate of return in line with market conditions at the valuation date. The valuation revealed a funding position (i.e. liabilities compared to assets), broadly in line with expectations, of 96 per cent, representing a shortfall of £134 million.

The deficit of £134 million is being recognised in accordance with SSAP24 over a period of 12 years, being the estimated remaining service lives of the current scheme members. The amortisation of the deficit, together with the increase in the regular cost for future service has led to an increase in the UK annual pension cost of approximately £13 million at the half year (an estimated annual increase of £29 million).

6. Exceptional operating charges

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
UK restructuring costs	–	–	(26.5)
Total exceptional operating charges	–	–	(26.5)

The £26.5 million was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million).

7. Non-operating exceptional charges

7A Loss on sale of property and other fixed assets

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Provision for loss on "Direct" assets[1]	–	–	(19.0)
Other asset disposals[2]	(7.0)	(3.7)	(64.2)
Loss on sale of property and other fixed assets	(7.0)	(3.7)	(83.2)

[1] Including the restructuring cost of £16.5 million disclosed in note 6 above, this gave rise to total closure costs for the "Direct" catalogue business of £35.5 million last year.

[2] Other asset disposals last year relates to the closure of UK stores, £40.2 million of which is in respect of satellite store closures.

7B Provision for loss on operations to be discontinued

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Net closure costs	–	–	(225.3)
Goodwill previously credited to reserves	–	–	1.3
Provision for loss on operations to be discontinued	–	–	(224.0)

The provision for loss on operations to be discontinued last year represents the estimated cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

7C Loss on sale/termination of operations

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Loss on sale of Splendour.com Ltd	–	–	(1.7)
Losses on closure of Continental European operations	(3.1)	–	–
Loss on sale/termination of operations	(3.1)	–	(1.7)

The loss on sale/termination of operations for the year ended 31 March 2001 is stated after charging £1.0 million of goodwill.

[illegible] Taxation

The taxation charge for the 26 weeks ended 30 September 2001 is based on an estimated effective tax rate of 31.6 per cent. for the full year. Included in the charge for the year ended 31 March 2001 is a credit of £8.5 million which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 "Accounting for deferred tax" has been adopted with effect from 2 April 2000. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.5 million (last half year £3.6 million) from £149.3 million to £145.8 million and to reduce opening net assets by £79.6 million from £4,661.0 million to £4,581.4 million. Earnings per share for last half year have been restated from 4.3 pence to 4.2 pence and adjusted earnings per share from 4.3 pence to 4.2 pence. Prior year comparatives have been restated accordingly.

[illegible] Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £144.2 million (last half year £120.0 million), and on 2,865,234,000 ordinary shares (last half year 2,874,622,000), being the weighted average number of ordinary shares in issue during the period ended 29 September 2001. The weighted average number of ordinary shares used in the calculation of fully diluted earnings per ordinary share is 2,880,103,000 ordinary shares (last half year 2,874,622,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a

Part 3

continued

clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out in the following table:

	26 weeks ended 29 Sept 2001 pence	26 weeks ended 30 Sept 2000 As restated pence	Year ended 31 March 2001 As restated pence
Earnings per share	5.0	4.2	(0.2)
Exceptional operating charges	–	–	0.7
Loss on sale of property and other fixed assets	0.3	0.1	2.9
Loss on sale/termination of operations	–	–	0.1
Provision for loss on operations to be discontinued	–	–	7.7
Adjusted earnings per share	5.3	4.3	11.2

10. Dividend

The Directors have proposed an interim dividend of 3.7 pence per share (last year 3.7 pence). This results in an interim dividend of £105.2 million (last half year £106.3 million) which will be paid on 11 January 2002 to shareholders whose names are on the Register of Members at the close of business on 16 November 2001. The ordinary shares will be quoted ex dividend on 14 November 2001. Shareholders may choose to take this dividend in shares or in cash.

11. Analysis of cash flows given in the cash flow statement

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
A Decrease/(increase) in working capital			
Decrease/(increase) in stocks	6.5	(9.5)	14.7
Decrease/(increase) in customer advances	21.3	(57.7)	(117.8)
Increase/(decrease) in creditors	56.1	(15.7)	23.1
Other working capital movements	5.6	(3.0)	43.8
	89.5	(85.9)	(36.2)
B Capital expenditure and financial investment			
Purchase of tangible fixed assets	(75.1)	(114.8)	(269.8)
Sale of tangible fixed assets	51.7	0.2	18.9
Net purchase of fixed asset investments	(1.2)	(7.6)	(7.3)
	(24.6)	(122.2)	(258.2)
C Acquisitions and disposals			
Closure of Canadian operations	(0.4)	(0.4)	(0.9)
Closure of European operations	11.9	–	–
Sale of Splendour.com Ltd	–	–	(0.8)
Repayment of loan by joint venture	–	–	7.6
	11.5	(0.4)	5.9
D Financing			
Debt financing as shown in movement of net debt	101.7	(127.2)	(245.9)
Purchase of own shares	(49.3)	–	(20.3)
Shares issued under employees' share schemes	2.7	–	0.8
	55.1	(127.2)	(265.4)

12. Date of approval

The interim financial statements for the 26 weeks ended 29 September 2001 were approved by the Directors on 5 November 2001."



continued

4. Marks and Spencer Group p.l.c. and its subsidiaries – pro forma statement of net assets

Set out on page 69 is a pro forma statement of net assets of Marks & Spencer Group and its subsidiaries ("the New Group") as at 29 September 2001. The pro forma is provided for illustrative purposes only to show the effect of the Scheme on the New Group as at 29 September 2001 having taken into account:

- The sale of Brooks Brothers announced on 23 November 2001;
- The sale of the Group's French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively;
- The sale and leaseback of a number of the Group's properties announced on 31 October 2001;
- The securitisation of a number of the Group's properties announced on 3 December 2001;
- The issue on 7 November 2001 of two public bonds under the Group's Euro Medium Term Note ("EMTN") programme;

and, because of its nature, may not give a true picture of the financial position of the New Group. It is based on:

- The published, unaudited balance sheet of the Group as at 29 September 2001;
- The consolidation return of Brooks Brothers used in the Group consolidation as at 29 September 2001; and
- The consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001

adjusted as described in Notes (ii) and (iii) on pages 70 and 71.

Marks & Spencer Group is the holding company into which the Group will be transferred. It is not material to the pro forma transaction and therefore a separate column for the New Company has not been presented.

	As at 29 September 2001 £m Note (i)	Adjustments		Pro forma net assets £m
		Completed Transactions £m Note (ii)	Return of Capital £m Note (iii)	
Fixed Assets				
Tangible fixed assets	4,016.1	(668.4)		3,347.7
Investments	59.6	–	–	59.6
Total fixed assets	4,075.7	(668.4)	–	3,407.3
Current Assets				
Stock	462.8	(133.1)		329.7
Debtors – amounts falling due within one year	993.8	(22.9)		970.9
Debtors – amounts falling due after more than one year	1,648.3	58.6		1,706.9
Current asset investments	500.1	(6.0)		494.1
Cash at bank and in hand	105.5	1,656.1	(1,656.1)	105.5
Creditors – amounts falling due within one year	(1,930.7)	96.6		(1,834.1)
Net current assets	1,779.8	1,649.3	(1,656.1)	1,773.0
Total assets less current liabilities	5,855.5	980.9	(1,656.1)	5,180.3
Creditors – amounts falling due after more than one year	(932.4)	(1,030.2)	(346.7)	(2,309.3)
Provisions for liabilities and charges	(351.9)	87.5		(264.4)
Net assets	4,571.2	38.2	(2,002.8)	2,606.6

Memo:				
Net debt	(1,142.3)	636.5	(2,002.8)	(2,508.6)

Part 3

continued

Notes

(i) The net assets of the Group have been extracted without adjustment from the unaudited interim results of the Group as at 29 September 2001.

(ii) **Completed Transactions**

	Sale of Brooks Brothers Note (a) £m	Sale of France and Spain Note (b) £m	Sale and leaseback of property Note (c) £m	Securitisation of property Note (d) £m	Bond issue Note (e) £m	Total £m
Fixed Assets						
Tangible Fixed Assets	(76.2)	(300.2)	(292.0)			(668.4)
Current Assets						
Stock	(115.1)	(18.0)				(133.1)
Debtors – amounts falling due within one year	(20.1)	(2.8)				(22.9)
Debtors – amounts falling due after more than one year	(12.2)	70.8				58.6
Current asset investments	(4.6)	(1.4)				(6.0)
Cash at bank and in hand	153.3	128.0	342.5	320.4	711.9	1,656.1
Creditors – amounts falling due within one year						
Borrowings	0.6	12.1				12.7
Other creditors	63.3	20.6				83.9
Net current assets	65.2	209.3	342.5	320.4	711.9	1,649.3
Total assets less current liabilities	(11.0)	(90.9)	50.5	320.4	711.9	980.9
Creditors – amounts falling due after more than one year						
Borrowings				(320.4)	(711.9)	(1,032.3)
Other creditors	0.5	1.6				2.1
Provisions for liabilities and charges	(1.8)	89.3				87.5
Net assets	(12.3)	–	50.5	–	–	38.2

Adjustments in relation to completed transactions since 29 September 2001 have been made as outlined below:

(a) (i) The net assets of Brooks Brothers (excluding intra-group balance and cash retained) have been extracted without material adjustment from the consolidation return of Brooks Brothers used in the Group's consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of Brooks Brothers of £153.3 million which have increased cash by that amount

(b) (i) The net assets of the businesses in France and Spain (excluding intra-group balances) have been extracted without material adjustment from the consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001 taking into account the utilisation of provisions extracted from the consolidation returns of the Group used in the Group consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of these businesses are £200.0 million of which £72.0 million is deferred and has increased debtors due after more than one year. The balance of £128.0 million increases cash.

(c) (i) The net book value of the Group's properties subject to the sale and leaseback amounting to £292.0 million extracted from the consolidation returns as at 29 September 2001

(ii) The net proceeds from the sale and leaseback of the properties of £342.5 million which have increased cash by that amount.

(d) (i) The cash received (net of expenses) from the securitisation of certain of the Group's properties amounting to £320.4 million. Borrowings due after more than one year have increased by the same amount

(e) (i) The cash received (net of expenses) from the issue of two public bonds under the Group's EMTN Programme amounting to £711.9 million. Borrowings due after more than one year have increased by the same amount

(iii) **Return of Capital**

The pro forma statement of net assets has been adjusted by £2,002.8 million to reflect the amount of capital to be returned to shareholders under the Proposals being the 2,847,899,641 Ordinary Shares in issue on 28 January 2002 (the latest practicable date prior to the publication of this document) multiplied by the redemption price of 70 pence per share amounting to £1,993.5 million and including costs of the transaction amounting to £9.3 million.

The adjustment has been reflected as a reduction in cash to the extent that cash has been received from the other transactions described above. This amounts to £1,656.1 million. The balance of £346.7 million has been reflected as an increase in net borrowings and has been recorded as an increase in borrowings due after more than one year.

(iv) No account has been taken of trading or other transactions since 29 September 2001.

Part 3

continued

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Marks and Spencer Group p.l.c. (the "New Company")

We report on the pro forma statement of net assets set out in Part 3 of the New Company's listing particulars dated 29 January 2002. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Scheme might have affected the unaudited consolidated balance sheet of the New Company as at 29 September 2001 having given effect to the sale of Brooks Brothers announced on 23 November 2001, the sale of the French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively, the sale and leaseback of a number of the Group's properties announced on 31 October 2001, the securitisation of a number of the Group's properties announced on 3 December 2001 and the issue on 7 November 2001 of two public bonds under the Group's EMTN programme.

Responsibilities

It is the *responsibility solely of the directors of the* New *Company to prepare the pro forma statement of net assets in* accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (Listing Rules).

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of Marks and Spencer Group p.l.c..

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the New Company; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 4 Taxation

1. UK Taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their New Ordinary Shares and B Shares and who hold their New Ordinary Shares and B Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

Dividends

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by Marks & Spencer Group.

Where Marks & Spencer Group pays a dividend, a holder of New Ordinary Shares or B Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5 per cent, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent. of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant New Ordinary Shares or B Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004, in which case it may be possible to receive such a payment.

United Kingdom exempt approved pension funds will not be liable to income tax or corporation tax on dividends received by them from Marks & Spencer Group and will not be entitled to claim a refund of all or part of the tax credits in respect of those dividends.

Holders of New Ordinary Shares or B Shares who are charities (or certain other bodies specified in section 35 of the Finance (No. 2) Act 1997) will not be entitled to a tax credit in respect of dividends which they receive from Marks & Spencer Group but may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by Marks & Spencer Group to the holder on or before 5 April 2004, that proportion declining on a year-by-year basis.

A holder of New Ordinary Shares or B Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by Marks & Spencer Group will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is 25 per cent, and will be entitled to deduct the tax credit from the tax so payable.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Ordinary Shares or B Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Marks & Spencer Group will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Ordinary Shares or B Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Marks & Spencer Group and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. However, where a non-United Kingdom resident holder of New Ordinary Shares or B Shares is entitled to claim payment of any part of a tax credit, the amount payable will be less than 1 per cent of the dividend to which it relates. A non-United Kingdom resident holder of New Ordinary Shares or B Shares may be subject to foreign taxation on dividend income in its country of residence.

Chargeable gains

For the purposes of United Kingdom taxation on chargeable gains, a disposal of New Ordinary Shares or B Shares by a holder of New Ordinary Shares or B Shares resident (or ordinarily resident) for tax purposes in the United Kingdom or a holder of New Ordinary Shares or B Shares that carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the New Ordinary Shares or B Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares and B Shares by Marks & Spencer Group pursuant to the Proposals.

Any subsequent conveyance or transfer on sale of New Ordinary Shares or B Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid for the New Ordinary Shares or B Shares will arise in relation to an unconditional agreement to transfer New Ordinary Shares or B Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of New Ordinary Shares or B Shares into CREST where such a transfer is made for no consideration. A transfer of New Ordinary Shares or B Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where New Ordinary Shares or B Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the higher rate of 1.5 per cent of the amount or value of the consideration payable (if in money or money's worth) or the open market value of the New Ordinary Shares or B Shares (otherwise). Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

Shareholders should note that, after the New Ordinary Shares and the B Shares are admitted to the Official List and admitted to trading on the London Stock Exchange, shareholders will have the ability to redeem their B Shares immediately or to keep their B Shares and receive dividends on them.

Reorganisation

Subject to the following paragraphs, you should be able to claim roll-over relief in respect of the cancellation of the Ordinary Shares and the issue to you of the New Ordinary Shares and B Shares. Accordingly, you should not be treated as making a disposal of the Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Ordinary Shares and B Shares issued to you should be treated as the same asset (and as having been acquired at the same time) as the cancelled shares. The base cost of the New Ordinary Shares and the B Shares should therefore be calculated by apportioning the base cost of the Ordinary Shares between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day of dealings in those shares.

If you, alone or together with persons connected with you, hold more than 5 per cent of, or of any class of, the shares or debentures of Marks & Spencer, you will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main

Part 4

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purposes, is avoidance of liability to capital gains tax or corporation tax. You should be aware that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 has not been made to confirm that this is the case.

If there is a sale on your behalf of fractional entitlements to New Ordinary Shares and B Shares resulting from the reorganisation, that sale should not constitute a part disposal of Ordinary Shares by you. Instead, the proceeds of any such sale of any fractional entitlements should be deducted from the base cost of the New Ordinary Shares and B Shares.

Choice 1: Immediate 70 pence Redemption

The payment of the redemption price for B Shares redeemed by Marks & Spencer Group will not be treated as an income distribution and therefore will carry no tax credit.

For the purposes of United Kingdom taxation of chargeable gains, the redemption of the B Shares by Marks & Spencer Group will be treated as a disposal of those shares. In order to calculate any gain or loss on such a disposal the base cost of those shares will be taken as a proportion of the original base cost of your Ordinary Shares, determined as outlined under "Reorganisation" above.

United Kingdom exempt approved pension funds will generally not be subject to tax on any chargeable gain realised.

If you are not resident or ordinarily resident in the United Kingdom (and you do not carry on business in the United Kingdom through a branch or agency to which the shares are attributable) you will generally not be subject to tax on any chargeable gain realised. If you are resident outside the United Kingdom, you should consult your own professional advisers on the possible application of the taxation laws in your country of residence.

Choice 2: Deferred 70 pence Redemption

The continuing dividend received following an election for Deferred 70 pence Redemption will be subject to United Kingdom tax in the same way as dividends on the Ordinary Shares.

If you subsequently dispose of your B Shares (including on a redemption of your B Shares), the current rules for the purposes of United Kingdom taxation of chargeable gains outlined above under "Choice 1: Immediate 70 pence Redemption" will apply.

Section 703 Income and Corporation Taxes Act 1988 ("ICTA")

You should be aware of an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". Were the Inland Revenue to seek to apply section 703 ICTA to redemption proceeds, the general effect would be to tax such proceeds as income. However, in the opinion of the Company and its taxation advisers, the Scheme is such that section 703 ICTA should not apply to shareholders in respect of their redemption proceeds.

Shareholders who hold their Ordinary Shares in PEPs and ISAs

If you hold your shares in a PEP or ISA you should note that B Shares (and New Ordinary Shares) should qualify for inclusion in PEPs and ISAs.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

2. US Taxation

The following discussion summarises the material US federal income tax consequences of the Proposals. This summary applies only to United States Holders (as defined below) of Ordinary Shares or ADSs (together, "Old Marks & Spencer Shares") who hold such shares as capital assets. As used herein, a "United States Holder" means a beneficial owner of Old Marks & Spencer Shares that is:

- a citizen or resident of the United States for US federal income tax purposes;
- a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may be relevant to a United States Holder in light of that holder's particular circumstances or to a holder subject to special rules, such as:

- certain financial institutions;

- insurance companies;
- dealers in securities or foreign currencies;
- persons holding Old Marks & Spencer Shares, New Ordinary Shares or Marks & Spencer Group ADSs (New Ordinary Shares and Marks & Spencer Group ADSs are together referred herein as "Marks & Spencer Group Shares") or B Shares as part of a hedge;
- United States Holders whose functional currency is not the US dollar;
- partnerships, or other entities classified as partnerships for US federal income tax purposes;
- persons subject to the alternative minimum tax;
- persons owning 10 per cent or more of the capital stock of Marks & Spencer or Marks & Spencer Group; or
- persons carrying on a trade or business in the UK through a permanent establishment.

This discussion is based on the US Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of these Listing Particulars may affect the tax consequences described herein. United States Holders should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing *jurisdiction.*

Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares

A United States Holder will not recognise gain or loss in connection with the exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares in the capital reorganisation except in respect of cash received in lieu of a fractional share. The difference between the United States Holder's tax basis allocable to the fractional share and the cash received will be capital gain or loss which will be long-term if the United States Holder has held its Old Marks & Spencer Shares for more than one year.

A United States Holder's tax basis in its Marks & Spencer Group Shares received will equal the basis in its Old Marks & Spencer Shares less any tax basis that is allocable to any fractional Marks & Spencer Group Share for which cash is received. A United States Holder's holding period for its Marks & Spencer Group Shares received in exchange for Old Marks & Spencer Shares will include the holding period for the Old Marks & Spencer Shares exchanged.

Receipt of the Return of £2 billion

Although the matter is not entirely free from doubt, the receipt of cash or B Shares under either of the two Return of £2 billion choices should be treated as a foreign source dividend for federal income tax purposes which will not be eligible for the dividends received deduction. In the case of a United States Holder that elects (or is deemed to elect) Choice 1: Immediate 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the pounds sterling received by the holder based on the exchange rate in effect on the day of receipt. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. In the case of a United States Holder that elects Choice 2: Deferred 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the fair market value of the B Shares determined on the Scheme Effective Date. The holding period for the B Shares will begin on the day after the Scheme Effective Date.

[illegible]

The gross amount of distributions on Marks & Spencer Group Shares will be taxable to a United States Holder as foreign source dividend income, which will not be eligible for the dividends received deduction. The amount of any dividend paid in pounds sterling on Marks & Spencer Group Shares will equal the US dollar value of the dividend payment based on the exchange rate in effect on the date the dividend is actually or constructively received. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. Under the US/UK double taxation convention relating to income and capital gains currently in force, United States Holders may be eligible to claim a foreign tax credit in an amount equal to the tax credit for which shareholders resident in the UK are entitled to claim under UK law (currently, equal to one-ninth of the net dividend amount) if the holder elects to include the UK tax credit amount in income. **United States Holders should be aware, however, that under the recently signed but not yet in force US/UK convention relating to income and capital gains, United States Holders will not be eligible to claim this foreign tax credit. United States Holders are urged to consult**

their own tax advisors with regard to their eligibility for claiming a foreign tax credit with respect to dividends received on Marks & Spencer Group Shares and the procedures required for claiming this credit.

For US federal income tax purposes, gain or loss realised on the sale, exchange or other disposition of Marks & Spencer Group Shares will be capital gain or loss, which will be long-term if the holder has held the Marks & Spencer Group Shares for more than one year (determined under the rules described above in "Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares"). The amount of gain or loss will be equal to the difference between the United States Holder's tax basis in the Marks & Spencer Group Shares disposed of and the amount realized on disposition. Such gain or loss will generally be US source gain or loss for foreign tax credit purposes.

The characterisation of the B Shares for US federal income tax purposes is unclear. It is possible that the US Internal Revenue Service (the "IRS") may take the position that the B Shares should be treated as indebtedness of Marks & Spencer Group. In that event, accrual basis United States Holders of B Shares would be required to accrue for federal income tax purposes income attributable to the distributions made on the B Shares before the receipt of the cash distribution. In addition, a portion of any proceeds realised upon disposition attributable to the accrued dividend which had not been included in income by the United States Holder would be treated as ordinary interest income rather than as part of the amount realised on the sale, exchange or other disposition.

On the other hand, if the B Shares are respected as an equity interest in Marks & Spencer Group, depending on the facts and circumstances relevant to a particular United States Holder, a redemption may be treated as a dividend for US federal income tax purposes if it is determined that a particular holder's ownership in Marks & Spencer Group (including constructive ownership pursuant to rules specified in the Code) has not been meaningfully reduced. However, the receipt of dividends and a sale, exchange or other disposition (other than a redemption) with respect to B Shares would be treated in the same manner as the receipt of dividends (except that no foreign tax credit in respect of a UK tax credit would be available) and a sale, exchange or other disposition with respect to Marks & Spencer Group Shares.

United States Holders are strongly urged to consult their own tax advisors as to the US federal income tax characterization of the B Shares as well as to the consequences of the receipt, ownership and redemption of B Shares.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the capital reorganisation, any payments made with respect to Marks & Spencer Group Shares or B Shares and the proceeds from a sale or other disposition of Marks & Spencer Group Shares or B Shares. A United States Holder will be subject to US backup withholding tax on these items unless (i) the United States Holder is a corporation or other exempt recipient or (ii) the United States Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

3. Other Jurisdictions

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Part 5 Further information relating to the Scheme and the Marks & Spencer Group Reduction of Capital

1. Description of the Proposals

The Return of £2 billion and the establishment of a new holding company for the Group entails a number of steps.

The Scheme

Under this Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Marks and Spencer Group p.l.c. ("Marks & Spencer Group") will be introduced as the new holding company of Marks and Spencer p.l.c. ("Marks & Spencer"). The Scheme is subject to certain conditions, including the approval of Marks & Spencer Shareholders and the approval of the Court.

Under the terms of the Scheme, Marks & Spencer Shareholders on the register of Marks & Spencer at the Scheme Record Time, expected to be 5.00 p.m. on 18 March 2002, will exchange their Ordinary Shares for New Ordinary Shares and B shares on the following basis:

For every 21 Ordinary Shares **17 New Ordinary Shares and 21 B Shares**

Under the Scheme

(a) the Ordinary Shares will be cancelled and Marks & Spencer Shareholders at the Scheme Record Time will be allotted 17 New Ordinary Shares and 21 B Shares, credited as fully paid, for every 21 Ordinary Share then held; and

(b) following the cancellation of the Ordinary Shares, the issued share capital of Marks & Spencer will be restored to its former amount by the application of the credit arising in the books of Marks & Spencer to issue shares of an equivalent nominal amount to Marks & Spencer Group.

As a result, Marks & Spencer Group will become the holding company of Marks & Spencer and the issued share capital of Marks & Spencer Group will be owned by the former Marks & Spencer Shareholders.

The Marks & Spencer Group Reduction of Capital

The Marks & Spencer Group Reduction of Capital will, subject to certain conditions, including the approval of Marks & Spencer Shareholders at the EGM, be implemented following the Scheme to increase the level of reserves available to be distributed to Shareholders of Marks & Spencer Group. Under the Marks & Spencer Group Reduction of Capital, the capital of the Marks & Spencer Group will be reduced by decreasing the nominal amount of each Ordinary Share issued pursuant to the Scheme from 245 pence to 25 pence. The Shareholders of Marks & Spencer Group have already resolved, conditional on the Ordinary Shares and B Shares being issued pursuant to the Scheme, to reduce the capital so issued. The Marks & Spencer Group Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve in the books for Marks & Spencer Group which will, amongst other things, be available for the Company to fulfil its obligations in relation to the B Shares. The remaining reserves will be available for future distributions to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the Directors.

2. Admission and dealings

Application has been made to the UK Listing Authority for up to 2,350,000,000 New Ordinary Shares and 2,860,000,000 B Shares to be admitted to the Official List and to the London Stock Exchange and for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Ordinary Shares is expected to be 18 March 2002. Admission of the New Ordinary Shares and B Shares to the Official List will become effective and dealings in the New Ordinary Shares and B Shares are expected to commence at 8.00 a.m. on 19 March 2002.

It is expected that dealings in Marks & Spencer Group ADSs in the Over the Counter ("OTC") market will commence at 9.30 a.m. New York time on 19 March 2002.

New Ordinary Shares and B Shares can be held in certificated or uncertificated form. At the Scheme Effective Time, share certificates for the Ordinary Shares will cease to be valid and, with respect to the Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Marks & Spencer Shareholders with respect to those Ordinary Shares. The last date for registration of transfers of Ordinary Shares is expected to be 18 March 2002.

It is expected that certificates for New Ordinary Shares and, where applicable, B Shares will be posted by 28 March and 3 April 2002, respectively.

Part 5

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Pending the despatch of certificates for New Ordinary Shares, transfers of New Ordinary Shares in certificated form will be certified against the share register of Marks & Spencer Group. Temporary documents of title have not been, and will not be, issued in respect of the New Ordinary Shares.

It is expected that New Ordinary Shares and B Shares, where relevant, will be credited to CREST accounts on 19 March 2002.

All documents, certificates, cheques or other communications sent by or to shareholders will be sent at their own risk and may be sent by post.

All mandates relating to payment of dividends on Ordinary Shares, all instructions relating to Marks & Spencer's dividend reinvestment plan and all instructions given to Marks & Spencer in relation to notices and other communications in force immediately prior to the Scheme Effective Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Marks & Spencer Group in relation to the corresponding holdings of New Ordinary Shares and, where appropriate, B Shares. However, except for Bank mandates, such mandates and instructions will not be deemed to be valid and effective mandates in relation to the B Shares.

3. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Marks & Spencer Group is advised that the allotment and issue of New Ordinary Shares or B Shares to a Marks & Spencer Shareholder with a registered address in a jurisdiction outside the United Kingdom would or may infringe the laws of such jurisdiction or necessitate compliance with any special requirement with which Marks & Spencer Group is unable to comply, or compliance with which Marks & Spencer Group regards as unduly onerous, the Scheme provides that Marks & Spencer Group may determine either (i) that the holder's entitlement to New Ordinary Shares and B Shares shall be issued to a nominee for such holder appointed by Marks & Spencer Group and then sold with the gross proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Ordinary Shares and B Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

The New Ordinary Shares and B Shares will not be registered, and are not required to be registered, under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. Shareholders who are affiliates (within the meaning of the Securities Act) of Marks & Spencer before implementation of the Scheme or are affiliates of Marks & Spencer Group after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

The Company's broker in the UK, Cazenove, will, subject to applicable rules and regulations, be acting as a registered market-maker in the B Shares pursuant to an exemption from Rule 14e-5 under the Exchange Act, and, accordingly, may be effecting purchases or sales of B Shares during the period up to the initial redemption date, 25 March 2002.

4. Holders of Marks & Spencer ADSs and US Shareholders

This part contains further information for holders of Marks & Spencer ADSs and US Holders.

4.1 Expected timetable of principal events for holders of Marks & Spencer ADSs

	2002
Voting Record Date for EGM and Court Meeting for holders of Marks & Spencer ADSs	30 January
Proxy documents mailed to holders of Marks & Spencer ADSs	From 4 February
ADS Form of Election and notice regarding the exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs mailed to holders of Marks & Spencer ADSs	19 February
Latest time for holders of Marks & Spencer ADSs to provide voting instructions to the ADS Depositary for the Court Meeting and EGM	3.00 p.m. New York time 22 February
Court Meeting and EGM	28 February
Court Hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares on the London Stock Exchange[(i)]	18 March
Dealings in Marks & Spencer ADSs in the Over the Counter ("OTC") market cease[(i)]	4.30 p.m. New York time 18 March
Scheme Record Time[(i)]	5.00 p.m. London time 18 March
Scheme Effective Date[(i)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(ii)]	8.00 a.m. London time 19 March
Dealings in Marks & Spencer Group ADSs commence on the OTC market[(ii),(iii)]	9.30 a.m. New York time 19 March
Last time to submit ADS Form of Election to ADS Depositary[(ii), (iv)]	5.00 p.m. New York time 20 March
Court Hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(ii)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(v)]	22 March
Cheques in payment of redemption mailed	From 2 April
B Share Certificates delivered to holders of Marks & Spencer ADSs electing Choice 2	From 3 April

(i) These dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) Marks & Spencer Group ADSs are expected initially to trade on a "when issued" basis.

(iv) ADS Forms of Election remain revocable until 5.00 p.m. (New York time) on 20 March 2002.

(v) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

The shareholder elections in respect of the B Shares provide UK Shareholders with a choice with regard to the timing of their receipt of their share of the Return of £2 billion. Due to differences in the tax treatment of persons who are US taxpayers arising from the issuance of the B Shares, the B Shares issued in respect of Ordinary Shares held under the Marks & Spencer ADS Deposit Agreement and represented by Marks & Spencer ADSs will be redeemed immediately pursuant to Choice 1 unless a holder of Marks & Spencer ADSs notifies the ADS Depositary on or before 5.00 p.m. 20 March 2002 that it wishes to exercise the other election.

On or about 19 February 2002, the ADS Depositary will provide Marks & Spencer ADS holders with an election form (an "ADS Form of Election") together with supplemental instructions regarding the mechanics of exchanging registered Marks & Spencer ADSs for Marks & Spencer Group ADSs. ADS Forms of Election remain revocable up until 5.00 p.m. (New York time) on 20 March 2002.

The dates given in this Part 5 are based on Marks & Spencer's current expectations and may be subject to change.

Part 5

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4.2 Information for holders of Marks & Spencer ADSs

The Scheme

Following the Scheme becoming effective the Ordinary Shares underlying each Marks & Spencer ADS will be cancelled and, for every 21 Ordinary Shares, 17 New Ordinary Shares will be issued to the ADS Depositary. Existing Marks & Spencer ADSs will be replaced by Marks & Spencer Group ADSs which will each represent six New Ordinary Shares. To the extent that fractions arise as a result of the Scheme, Marks & Spencer ADS holders will have the proceeds, if any, of sale on their behalf of the Marks & Spencer Group ADSs remitted to them in US dollars. Because less than one New Ordinary Share will be issued in respect of each Existing Ordinary Share, holders of Marks & Spencer ADSs will receive a smaller number of Marks & Spencer Group ADSs. Such holders will own the same proportion of Marks & Spencer Group, subject to adjustments, in the form of Marks & Spencer Group ADSs as they held in Marks & Spencer ADSs prior to the Effective Date.

On or about 19 February 2002 the ADS Depositary will mail the ADS Form of Election to holders of Marks & Spencer ADSs regarding the mechanics of exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs. Holders of registered Marks & Spencer ADSs will need to follow the instructions set out in this notice to exchange their Marks & Spencer ADSs for Marks & Spencer Group ADSs. Following the Scheme becoming effective, with no action on the part of the holders of book-entry Marks & Spencer ADSs, appropriate notation will be made at the relevant book-entry facility with respect to the book-entry Marks & Spencer ADSs to credit such holders' accounts with the appropriate number of Marks & Spencer Group ADSs.

As of the effective date of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement to establish the Marks & Spencer Group ADS facility, and thereafter the Marks & Spencer ADS facility will be terminated. Accordingly, all holders of Marks & Spencer ADSs as of 5.00 p.m. (New York time) 18 March 2002 will be requested to exchange their existing Marks & Spencer ADSs for Marks & Spencer Group ADSs.

The Deposit Agreement has been amended to provide that distributions other than cash, ordinary shares of Marks & Spencer or rights to acquire such shares will be distributed to the holders of Marks & Spencer ADSs and not deposited into the Marks & Spencer ADS deposit facility. In addition, the Deposit Agreement has been amended to provide that upon a distribution of redeemable, exchangeable or similar securities (or securities subject to a repurchase or exchange offer) the ADS Depositary may elect to have redeemed or exchange such securities unless the relevant ADS holder makes an election to the contrary. The B Shares issued in respect of Ordinary Shares represented by Marks & Spencer ADSs will be redeemed and any cash received by the ADS Depositary in respect thereof will be distributed to the holders of the Ordinary Shares underlying the Marks & Spencer ADSs unless the ADS Depositary receives a contrary instruction from holders of Marks & Spencer ADSs. The New Ordinary Shares received by the ADS Depositary will be deposited in the Marks & Spencer Group ADS facility as described herein.

The ADS Depositary will, on 22 March 2002, elect to have redeemed pursuant to Choice 1 all B Shares issued in respect of the Ordinary Shares represented by ADSs, except to the extent that, pursuant to validly completed ADS Forms of Election received by the ADS Depositary before 5.00 p.m. (New York time) on 20 March 2002 a holder of Marks & Spencer ADSs notifies the ADS Depositary that he or she wishes to elect to receive, in respect of the Ordinary Shares represented by his or her ADSs, B Shares pursuant to Choice 2. ADS holders who do not submit ADS Forms of Election in a timely manner will receive the proceeds of the redemption of their underlying B Shares pursuant to Choice 1. Redemption proceeds will be remitted in US dollars. Registered holders of Marks & Spencer ADSs will be required to surrender their existing Marks & Spencer ADR certificates in order to validly deliver an ADS Form of Election.

US Holders of Marks & Spencer ADSs are advised that owning B shares may be less convenient and more costly than holding Marks & Spencer ADSs. The B Shares will not be registered under the United States securities laws, and no trading market is expected to develop for the B Shares in the United States. Instead, the B Shares will be listed on the London Stock Exchange, and clearing and settlement of B Shares is expected to be conducted through CREST, the UK clearing and settlement system. Accordingly, additional trading and safekeeping costs may be incurred. The B Shares may not be deposited with the ADS Depositary in return for existing or new ADSs. Unlike the Marks & Spencer ADSs, all future cash payments in respect of such B Shares will be paid in pounds sterling, and holders may incur additional costs in converting pounds sterling amounts to US dollars. The B shares will not be serviced by a US transfer agent, and may be subject to additional registration requirements (including an inability to register shares in the name of a trust or unincorporated entity). Holders of B shares will be required to refer any inquiries, including inquiries with respect to registration requirements, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.

Marks & Spencer Group ADS Depositary receipt facility

In connection with the implementation of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement. The terms of the Marks & Spencer Group Depositary Agreement will be substantially identical to the terms of the Marks & Spencer Deposit Agreement, as amended. New Ordinary Shares issued in respect of Ordinary Shares held under the Marks & Spencer Deposit Agreement will be deposited into this new facility, and Marks & Spencer Group ADSs representing New Ordinary Shares will be issued thereunder. All ADSs issuable under the Scheme shall be evidenced by direct registration ADRs, unless certificated ADRs are specifically requested by the holder. A direct registration ADR is one issued in book-entry form through the ADS Depositary's direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities established by The Depository Trust Company ("DTC") and used by the ADS Depositary, pursuant to which the ADS Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the ADS Depositary to the holders entitled thereto. For purposes hereof, the direct registration system shall include access to the profile modification system maintained by DTC which provides for automated transfer of ownership between DTC and the ADS Depositary.

Marks & Spencer Group does not expect to enter into a deposit agreement or otherwise take any action to establish a depositary receipt facility with respect to the B Shares. Investors are cautioned that the B Shares are expected to be highly illiquid and no trading market is expected to develop for them in the United States.

4.[illegible] Voting

The latest time to provide the ADS Depositary with voting instructions for both the Court Meeting and the EGM is 3.00 p.m. (New York time) on 22 February 2002.

Holders of Marks & Spencer ADSs will not, except as described below, be entitled to attend the Court Meeting or the EGM or to be present at the Court Hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, although the ADS Depositary or its nominee as the record holder of Ordinary Shares underlying the Marks & Spencer ADSs will be so entitled and will vote in accordance with instructions that may be received by the ADS Depositary by 3.00 p.m. (New York time) on 22 February 2002 from holders of Marks & Spencer ADSs.

Holders of Marks & Spencer ADSs who wish to attend the Court Meeting or the EGM or to be present at the above mentioned court hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme should take steps to present their Marks & Spencer ADRs to the ADS Depositary, as depositary under the Marks & Spencer ADS Deposit Agreement, for cancellation and (upon compliance with the terms of the Marks & Spencer ADS Deposit Agreement, including payment of the ADS Depositary's fee and any applicable taxes and governmental charges) delivery of Ordinary Shares so as to become record holders of Ordinary Shares prior to the relevant Voting Record Time for the Court Meeting or the EGM or prior to the relevant Court Hearing, as the case may be. The relevant Voting Record Times for the Court Meeting and the EGM and the dates of the Court Hearings, to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, appear in the "Expected timetable of principal events" on page 3.

Similarly, holders of Marks & Spencer ADSs who wish to be present at the Court Hearing to consider the Marks & Spencer Group Reduction of Capital are advised to consider taking steps (as described in the paragraph above) to cancel their Marks & Spencer ADRs to become holders of Ordinary Shares so that they will become, pursuant to the Scheme, shareholders in Marks & Spencer Group. As shareholders in Marks & Spencer Group they will have the right to attend the Court Hearing on 20 March 2002 in person or be represented by counsel to support or approve the sanctioning of the Marks & Spencer Group Reduction of Capital.

Part 6 Rights and restrictions of the B Shares

The following are the rights of the B Shares and the restrictions to which they are subject, which will be reflected in the Articles of Association.

1. Income

(i) With effect from 25 March 2002 out of the profits available for distribution in respect of each financial year or other accounting period of Marks & Spencer Group, the holders of the B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any New Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend ("preferential dividend") at such rate on the nominal amount of 70 pence per B Share as is calculated in accordance with sub-paragraphs (ii) and (iii) below. Such dividend shall be paid (without having to be declared) semi-annually in arrears on 25 March and 25 September in each year (or if any such date would otherwise fall on a date which is not a Business Day (as defined below) shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a "Payment Date")). The first Payment Date shall be 25 September 2002.

(ii) Each six month period ending on a Payment Date is called a "Calculation Period", the first such period commencing on 26 March 2002 and ending on 25 September 2002. The annual rate applicable to each Calculation Period shall be the lower of (A) 25 per cent per annum and (B) 75 per cent of LIBOR for six month deposits in Pounds Sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by Cazenove & Co. Ltd or such other agent as Marks & Spencer Group shall appoint from time to time (the "Reference Agent") at or about 11.00 a.m. (London time) on the first Business Day of such Calculation Period.

(iii) If for any reason the rate does not appear, or if the relevant page is unavailable (i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its normal London office its offered quotation to leading banks for pounds sterling deposits in London for a six month period and the rate shall be the arithmetic mean (rounded upward if necessary to the nearest 1/16 per cent) of the respective rates per annum notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iv) In this Part, the expression "Business Day" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London and "non-cumulative" in relation to the preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of Marks & Spencer Group available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(v) Payments of preferential dividends shall be made to holders on the register on a date selected by the Directors being not less than 15 days or more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date.

(vi) The holders of the B Shares shall not be entitled to any further right of participation in the profits of Marks & Spencer Group.

(vii) All preferential dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to Marks & Spencer Group.

2. Capital

On a return of capital on a winding-up (except on a redemption in accordance with the terms of issue of any share, or purchase by Marks & Spencer Group of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September 2002, the date of 25 March 2002) to, but excluding, the date of such winding-up divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of Marks & Spencer Group. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may elect to redeem all of the B Shares still in issue at their 70 pence nominal value.

3. Attendance and voting at general meetings

The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of Marks & Spencer Group or to attend, speak or vote at any such general meeting.

4. Purchase

Subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies registered under the Companies Act (including the Listing Rules), but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, Marks & Spencer Group may at any time and at its sole discretion purchase B Shares and/or New Ordinary Shares (i) in the market or (ii) by tender available alike to all holders of B Shares and/or as the case may be New Ordinary Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the directors of Marks & Spencer Group may think fit.

5. Class rights

Marks & Spencer Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by Marks & Spencer Group of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose, and Marks & Spencer Group shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares).

6. Form and Transferability

The B Shares are not renounceable and will be freely transferable by an instrument of transfer in any usual form or in any other form which the board of Marks & Spencer Group may approve. Marks & Spencer Group has applied for the B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in B Shares may take place within the CREST system in respect of general market transactions. The Immediate 70 pence Redemption will therefore take place via CREST.

7. Redemption of B Shares

As part of the Proposals the shareholders who have elected for Choice 1: Immediate 70 pence Redemption will have their B Shares redeemed by the Company. There shall be paid to holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively by way of redemption of the B shares.

Holders of B Shares will be able to make further elections to have their B Shares redeemed at 70 pence per B Share semi-annually on a Payment Date. The first Payment Date will be 25 September 2002.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may (subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies regulated under the Companies Act including the Listing Rules), on giving notice in writing to the holders of the B Shares, redeem all but not some only of the B Shares then in issue on that date specified in the notice, which shall not be less than 10 days nor more than 42 days from the date of such notice (the "Redemption Call Date") in such a manner as the Directors may determine, including the manner set out in the Marks & Spencer Group Articles. The redemption shall be on the basis of 70 pence per B Share.

On any Redemption Call Date, each holder of B Shares being redeemed shall be entitled to a dividend which is equal to the relevant proportion of the preferential dividend in respect of the B Shares so redeemed which would have been payable, if the Redemption Call Date was the same as the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the last Payment Date to but excluding the Redemption Call Date divided by 183. The aggregate amount of the preferential dividend payable to each holder of B Shares shall be rounded down to the nearest whole penny.

Part 7 Additional Information

1. Introduction

The Directors of Marks & Spencer Group, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of Marks and Spencer Group p.l.c.

2.1 Marks & Spencer Group was incorporated and registered in England and Wales on 23 July 2001 under the Companies Act as a private company limited by shares with registered number 4256886 and with the name Trushelfco (No. 2827) Limited. It changed its name on 7 August 2001 to Conker Retail Limited and on 24 January 2002 re-registered as a public limited company changing its name to Marks and Spencer Group p.l.c..

2.2 The registered and head office of Marks & Spencer Group is at Michael House, Baker Street, London W1U 8EP.

2.3 Marks & Spencer Group has not traded nor prepared any accounts since its incorporation. PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer Group and have been the only auditors of Marks & Spencer Group since its incorporation.

2.4 PricewaterhouseCoopers, whose address is at 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer. PricewaterhouseCoopers audited the financial statements of Marks & Spencer for the years ended 31 March 1999, 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the three years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

3. Share capital of Marks and Spencer Group p.l.c.

3.1 On incorporation the authorised share capital of Marks & Spencer Group was £100 divided into 100 ordinary shares of £1 each. Of such shares, two ordinary shares were taken by the subscribers to the memorandum of association, Trucidator Nominees Limited and Trexco Limited and were paid up in full in cash.

3.2 On 22 January 2002:

(a) the authorised share capital was increased from £100 to £10,080,050,000 by the creation of 7,839,999,900 additional ordinary shares of £1 each, 3,2000,000,000 B Shares of 70 pence each and 50,000 redeemable preference shares ("Redeemable Preference Shares") of £1 each;

(b) each ordinary share of £1 each was sub-divided into 100 ordinary shares of 1 pence each and a further 290 ordinary shares of 1 pence each were issued and fully subscribed for in cash;

(c) every 245 ordinary shares of 1 pence each were consolidated into one ordinary share of 245 pence each;

(d) the Marks & Spencer Group Articles were adopted (as summarised in paragraph 4 of this Part 7);

(e) the 50,000 Redeemable Preference Shares were created and issued in order to enable Marks & Spencer Group, to obtain a certificate to commence business under section 117 of the Companies Act. Following completion of the Scheme, the Redeemable Preference Shares, to the extent that they have been issued but remain unredeemed, will continue to be held by the holders thereof, but will carry no rights to vote. Any Redeemable Preference Shares issued may be redeemed by Marks & Spencer Group by notice to the holder thereof and upon any redemption the shares will be cancelled and Marks & Spencer Group will pay to the holder thereof the amount paid up on such shares. Marks & Spencer Group intends to redeem these shares as soon as reasonably practicable after the Scheme Effective Date;

(f) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in paragraph 8 of this Part 7 were approved;

(g) the Directors were authorised to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan in overseas territories provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the schemes; and

(h) the Directors were authorised to vote at, and count in a quorum of, any meeting on any matter connected with the above schemes notwithstanding that they may be interested in them.

Trexco Limited and Trucidator Nominees Limited each currently hold one New Ordinary Share of 245 pence. It is expected that, following the Scheme becoming effective, they will give those shares to Marks & Spencer Group for no consideration.

Trexco Limited also holds 50,000 Redeemable Preference Shares. It is expected that, following the Scheme becoming effective, the Redeemable Preference Shares will be redeemed for an amount equal to the amount paid up on such shares.

3.3 Accordingly, as at the date of this document, the authorised and issued share capital of Marks & Spencer Group is, and immediately prior to completion of the Scheme it will be, as follows:

	Authorised		Issued and paid up	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2	£5
B Shares	3,200,000,000	£2,240,000,000	Nil	Nil
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000

3.4 By special resolutions passed on 22 January 2002, it was resolved that, conditional on the Scheme becoming effective;

(a) upon redemption of all the Redeemable Preference Shares in the share capital of Marks & Spencer Group, the Marks & Spencer Group Articles be amended by deleting all the terms relating to the Redeemable Preference Shares;

(b) subject to and conditional upon the Marks & Spencer Group Shares required to be issued by Marks and Spencer Group pursuant to the Scheme having been registered in the name of the persons entitled thereto the share capital of Marks & Spencer Group be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each New Ordinary Share issued pursuant to the Scheme and reducing the nominal value of each such New Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued New Ordinary Share of 245 pence from 245 pence to 25 pence;

(c) the Directors are generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme; and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of Marks & Spencer Group immediately following completion of the Scheme and the Marks & Spencer Group Reduction of Capital) on such terms as the Directors think fit, such authority to expire on the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier, save that Marks & Spencer Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

(d) the Directors are generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier:

(i) in connection with an offer to holders of ordinary shares in the capital of the New Company in proportion (as nearly as maybe) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent of the expected issued ordinary share capital of Marks & Spencer Group immediately following implementation of the Scheme),

Part 7

continued

but so that Marks & Spencer Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

(e) conditional upon the Marks & Spencer Group Reduction of Capital becoming effective, that Marks & Spencer Group be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary shares of 25 pence provided that:

(a) it does not purchase under this authority more than 287 million ordinary shares;

(b) it does not pay less than 25p for each ordinary share;

(c) it does not pay more for each ordinary share than 105 per cent of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which Marks & Spencer Group agrees to buy the ordinary shares concerned;

(d) this authority shall continue in force until the conclusion of the annual general meeting of Marks & Spencer Group in 2002 or on 10 October, 2002, whichever shall be the earlier; and

(e) it may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). Marks & Spencer Group may complete such a purchase even though the authority has terminated.

3.5 Save as disclosed in this paragraph 3, at the date of this document:

(a) there has been no issue of shares or loan capital of Marks & Spencer Group since its incorporation; and

(b) no share or loan capital of Marks & Spencer Group is under option or agreed to be put under option.

At the date of this document Marks & Spencer Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of Marks & Spencer Group for cash or other consideration.

3.6 The New Ordinary Shares and B Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares or the B Shares.

3.7 The New Ordinary Shares and B Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Marks & Spencer Group .

3.9 The Redeemable Preference Shares will be listed or traded and will carry no rights to vote (other than at any meeting of its class).

3.10 Under the Scheme, Marks & Spencer Group will issue New Ordinary Shares and B Shares, credited as fully paid, to the Scheme Shareholders on the basis of 17 New Ordinary Shares and 21 B Shares for every 21 Ordinary Shares held at the Scheme Record Time. It is proposed then to redeem the Redeemable Preference Shares. Accordingly, the proposed authorised, issued and fully paid share capital of Marks & Spencer Group as it will be immediately following Admission (on the basis that the Redeemable Preference Shares have been redeemed and that all options in Marks & Spencer exercisable before the Scheme Effective Date have been exercised) is as follows:

	Authorised		**Issued and fully paid**	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2,313,779,544	£5,668,759,883
B Shares	3,200,000,000	£2,240,000,000	2,858,198,256	£2,000,738,780

3.11 At 31 March 2001, as set out in Notes 8D and 8E of Section 2 of Part 3, the Group had outstanding options granted under Marks & Spencer Share Option Schemes of 116,075,497 Ordinary Shares. Since 31 March 2001 up to 28 January 2002 (the last practicable date prior to the publication of this document) Marks & Spencer has granted options under the Marks & Spencer Share Option Schemes as follows:

(a) Senior Options

As at 28 January 2002, a total of 41,035,423 Ordinary Shares have been granted under all executive share option schemes, compared with 35,857,024 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option During the period 1 Apr 2001 – 28 Jan 2002	7,586,118
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at prices ranging from 256p to 350p	12,764,517

(b) SAYE Options

As at 28 January 2002, a total of 90,180,809 Ordinary Shares have been granted under the United Kingdom Employees' Save As You Earn Share Option Scheme, compared with 80,218,473 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option during the period 1 Apr 2001 – 28 Jan 2002	9,094,295
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at 250p	19,056,631

4. Summary of the Memorandum and Articles of Association of Marks & Spencer Group

4.1 Memorandum of Association

The principal objects of Marks & Spencer Group (in this paragraph 4, the "New Company") are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the New Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 18 below.

4.2 Articles of Association

The articles of association of the New Company (in this paragraph 4, the "articles") were adopted on 22 January 2002 and contain (amongst others) provisions to the following effect.

Share Capital

The authorised share capital of the New Company is £10,080,050,000 divided into 3,200,000,000 ordinary shares of £2.45 each, 3,200,000,000 B Shares of £0.70 each and 50,000 non-voting redeemable preference shares of £1 each.

Share Rights

Subject to applicable statutes (in this paragraph 4 the "Companies Acts"), any resolution passed by the New Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the New Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

The redeemable preference shares carry a right to receive, out of profits of the New Company available for distribution and resolved to be distributed, a fixed non-cumulative preferential (that is, in priority to the other shares of the New Company in issue from time to time) dividend of two per cent per annum on the capital paid up thereon. On a return of capital on a liquidation or otherwise, the assets of the New Company available for distribution among the members will be applied first in repaying to the holders of the redeemable preference shares the amounts paid up on such shares. Save as aforesaid, the redeemable preference shares do not carry any other right to participate in profits or assets of the New Company. The holders of redeemable preference shares



are not entitled to receive notice of or to attend or vote at any general meeting of the New Company unless a resolution to wind up the New Company or abrogate the rights attaching to the said shares is proposed. The New Company may redeem the redeemable preference shares at any time at the discretion of the directors or at the request of the holders thereof. Upon any such redemption, the New Company shall pay to the holder the nominal amount paid up on such shares.

The rights attached to the B Shares are summarised in Part 6 of this document.

Voting Rights of New Ordinary Shares

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member will be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Dividends and Other Distributions

Subject to the Companies Acts, the New Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the New Company, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The board may withhold payment of all or any part of any dividends or other moneys payable in respect of the New Company's shares from a person with a 0.25 per cent interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the New Company.

The New Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment through CREST, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The New Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the New Company and any other sanction required by the Companies Acts, divide among the members in kind all or part of the assets of the New Company (whether they consist of property of the same kind or not).

Variation of Rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum is two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

Form and Transfer of Shares

(a) The New Ordinary Shares and B Shares are in registered form.

(b) Any New Ordinary Shares and B Shares may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred through CREST. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

(c) Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee and the transferor is deemed to remain the holder until the transferee's name is entered in the register.

(d) The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

   (i) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

   (ii) is in respect of only one class of share; and

   (iii) if to joint transferees, is in favour of not more than four such transferees.

The board may decline to register a transfer of an uncertificated share in the circumstances set out in the uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may (subject to the requirements of the uncertificated Securities Regulations) decline to register a transfer of the New Company's shares by a person with a 0.25 per cent (or greater) interest if such a person has been served with a restriction notice after failure to provide the New Company with information concerning interests in those shares required to be provided under Section 212 of the Companies Acts, unless the transfer is shown to the board to be to an independent third party.

Alteration of Share Capital

The New Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The New Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Directors

(a) Appointment of directors

Directors may be appointed by the New Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting of the New Company and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

(b) Age of directors

No person is disqualified from being a director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a director.

(c) Retirement of directors

At every annual general meeting of the New Company, a minimum of one-third of the directors will retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

(d) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

(e) Remuneration of directors

Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the Board go beyond the ordinary duties of a director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or of the New Company or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the New Company's business or in the discharge of his duties as a director.

(f) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise the powers of the New Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the New Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the New Company.

(g) Permitted interests of directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director is not disqualified by his office from contracting with the New Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the New Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director may hold any other office or place of profit with the New Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director may also be or become a director or other officer of, or otherwise interested in, any company promoted by the New Company or in which the Company may be interested and shall not be liable to account to the New Company or the members for any benefit received by him.

A director may act by himself or his firm in a professional capacity for the New Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(h) Restrictions on voting

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the New Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the New Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the subscription or purchase by him of shares, debentures or other securities of the New Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(iv) the underwriting by him of any shares, debentures or other securities of the New Company or any of its subsidiary undertakings;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the New Company or by reason of any other interest in or through the New Company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent or more (as defined in the articles)) in which he is interested directly or indirectly;

(vii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the directors and employees of the New Company or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii) any contract for the benefit of employees of the New Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the New Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(i) Borrowing powers

Subject to the company's memorandum of association, the articles, the Companies Acts and any directions given by the New Company by special resolution, the business of the New Company will be managed by the board who may exercise all the powers of the New Company, whether relating to the management of the business of the New Company or not. In particular, the board may exercise all the powers of the New Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the New Company or of any third party.

(j) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

(k) Members resident abroad

Any member whose registered address is not within the United Kingdom can give the New Company a postal address within the United Kingdom at which notices or documents may be served on or, delivered to, him. Alternatively, if the board agrees, such member can have notices or documents sent to him by electronic communications (as defined in the articles) to an address provided by such member. Otherwise, a member whose registered address is not within the United Kingdom is not entitled to receive any notice or document from the company.

5 Directors and the Company Secretary of Marks & Spencer Group

5.1 The business address of each of the Directors and Company Secretary is Michael House, Baker Street, London W1U 8EP. Their full names and functions within the New Group are as set out below.

5.2 Brief histories of the Directors and Company Secretary are as follows:

Luc Emile René Vandevelde – Chairman and Chief Executive, Age 51

Appointed in February 2000. Previously Chairman and CEO of Promodés, which he joined in 1995, initially as President and Chief Operating Officer and latterly as Chairman. During this time he built Promodés into an international retailer with operations across Europe, Asia and South America. Chairman of ECR Europe. Born in Belgium, he has spent most of his career working internationally, including 24 years with Kraft General Foods.

Roger Anthony Holmes – Director, Age 42

Appointed in January 2001. Managing Director UK Retail. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher he spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.

Alan James McWalter – Director, Age 48

Appointed in January 2000. Group Marketing. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet. Past Chairman of the Marketing Society. Non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers.



continued

David Donald Norgrove – Director, Age 54

Appointed in September 2000. Strategy and International. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. His previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988.

Laurel Claire Powers-Freeling – Director, Age 44

Appointed in November 2001. Chief Executive of Marks & Spencer Financial Services. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachussetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc where she was responsible for corporate strategy and planning, and the development of the personal financial planning business.

Alison Clare Reed – Finance Director, Age 45

Appointed in July 2001. A Chartered Accountant, she joined Marks & Spencer in 1984 from Touche Ross & Co and following a wide range of financial and commercial roles, was appointed Group Financial Controller in 1996 and UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.

Brian Ford Baldock CBE – Non-Executive Director, Age 67

Appointed in October 1996. Senior Independent Director. Non Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc. Non-executive Director of Cornhill Insurance plc. Chairman of Wellington Investments Limited. He became Chairman of Mencap in December 1998. Chairman of First Artist Corporation plc. He is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.

Anthony (Tony) Frank Elliott Ball – Non-Executive Director, Age 46

Appointed in September 2000. Chief Executive BSkyB since June 1999. Previous roles as President and CEO of US Company Fox/Liberty Networks (1996 to 1999) and General Manager of BSkyB.

John (Jack) Michael Keenan – Non-Executive Director, Age 65

Appointed in September 2001. He was previously Deputy Chief Executive Officer, Guinness UDV and a board member of Diageo plc, until October 2001. He originally joined International Distillers & Vinters (IDV) as Chief Executive in March 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods International, subsidiaries of the Philip Morris Companies, rising to Chairman, Kraft Foods International. He is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.

John Kevin Lomax – Non-Executive Director, Age 53

Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. He has wide-ranging experience of the industrial sector including previous executive positions with Hanson and STC.

Dame Stella Rimington DCB – Non-Executive Director, Age 66

Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman Director General. Non-executive director of BG Group plc.

Graham John Oakley – Company Secretary, Age 45

Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy Army Air Force Institute (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 he assumed corporate responsibility for Human Resources reporting directly to the Chairman.

5.3 The details of those companies and partnerships outside the New Group of which the Directors are currently directors, or have been directors or partners at any time during the previous five years prior to the date of this document, are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Luc Vandevelde	BGS ECR Europe	Promodés Global Commerce Initiative Carrefour SA
Roger Holmes	—	Kingfisher plc Woolworths plc
Alan McWalter	Constantine Holdings Limited Incorporated Society of British Advertisers	Woolworths plc
David Norgrove	Mencap Ltd The Community Channel The Hanover Foundation The Media Trust	Splendour.com Ltd
Laurel Powers-Freeling	—	Lloyds Abbey Life plc Lloyds TSB Private Bank Ltd Lloyds TSB Stockbrokers Ltd
Alison Reed	HSBC Bank plc	BBC Children in Need Ltd
Brian Baldock CBE	Cornhill Insurance plc First Artist Corporation p.l.c. Mencap Ltd. Sygen International Group p.l.c. Wellington Pub Company p.l.c.	Dalgety plc WMC Communications Ltd
Tony Ball	British Interactive Broadcasting Holdings Limited British Sky Broadcasting Group plc	—
Jack Keenan	Body Shop International PLC Tomkins plc General Mills, Inc. Grand Cru Consulting Ltd.	Cable & Wireless Communications plc Grand Metropolitan PLC Diageo PLC
Kevin Lomax	Hawling Development Company Limited Misys plc The Royal Opera House Foundation The Friends of Covent Garden Observatory Fitness Limited Observatory Management Limited	Royal Opera House Trust
Dame Stella Rimington DCB	BG Group plc Saint Felix School Town Close House Foundation Educational Trust Limited	GKR Associates Ltd Institute of Cancer Research Royal Air Force Museum Royal Marsden Hospital NHS Trust The Air League Whitehead Mann Group GKR Ltd

5.4 At the date of this document none of the Directors of Marks & Spencer Group:

(a) has any unspent convictions in relation to indictable offences;

(b) has been bankrupt or entered into an individual voluntary arrangement;

(c) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

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(d) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; and

(f) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

6. Directors' and other interests in Marks & Spencer Group

6.1 Assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002, (the latest practicable date prior to the publication of this document), in accordance with the rights granted under the Marks & Spencer Share Option Schemes, the Directors will have the following beneficial interests in New Ordinary Shares and B Shares, on the Scheme becoming effective, by virtue of the effect of the Scheme on their holdings of Ordinary Shares.

Director	Number of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Percentage of issued share capital of Marks & Spencer Group
Luc Vandevelde	808,080	654,160	808,080	0.028%
Roger Holmes	285,456	231,083	285,456	0.010%
Alan McWalter	12,000	9,714	12,000	0.000%
David Norgrove	19,849	16,068	19,849	0.001%
Laurel Powers-Freeling	3,261	2,639	3,261	0.000%
Alison Reed	94,280	76,321	94,280	0.003%
Brian Baldock	69,900	56,585	69,900	0.002%
Tony Ball	2,000	1,619	2,000	0.000%
Jack Keenan	2,000	1,619	2,000	0.000%
Kevin Lomax	20,000	16,190	20,000	0.001%
Dame Stella Rimington	3,448	2,791	3,448	0.000%

The interests of the Directors together represent approximately 0.046 per cent of the issued share capital of Marks & Spencer in existence as at 28 January 2002, the latest practicable date prior to the publication of this document.

6.2 In addition to their having an interest in 1,320,274 Ordinary Shares as detailed in paragraph 6.1 above, the Directors also have interests in Ordinary Shares as at the date referred to in paragraph 6.1 above as a result of their participation in the Marks & Spencer Share Option Schemes. These interests were as follows

Director	Scheme	Date of Grant	Number of Shares	Option Price (pence)	Normal Expiry Date
Luc Vandevelde	1997	Mar 2000	3,984,674	261	Mar 2010
	2000	Jun 2001	380,858	256	Jun 2011
Roger Holmes	2000	Dec 2000	871,794	195	Dec 2010
	2000	Jun 2001	249,022	256	Jun 2010
	2000	Dec 2001	182,142	350	Dec 2011
Alan McWalter	1997	Jan 2000	721,310	305	Jan 2010
	2000	Jun 2001	175,780	256	Jun 2011
David Norgrove	1984	Jun 1992	22,176	329	Jun 2002
	1984	Jun 1993	8,211	341	Jun 2003
	1984	Jun 1994	5,940	404	Jun 2004
	1984 & 1987	Jun 1995	18,922	414	Jun 2005
	1987	Jun 1996	14,568	458	Jun 2004
	1987	Jun 1997	8,900	527	Jun 2005
	1997	Jun 1998	136,192	557	Jun 2008
	1997	Jun 1999	19,905	358	Jun 2009
	2000	Sep 2000	223,254	215	Jun 2010
	2000	Jun 2001	161,132	256	Jun 2011
	2000	Dec 2001	117,856	350	Dec 2011
	SAYE	Jan 1995	3,633	322	Jun 2002
	SAYE	Jan 1996	2,363	330	Jun 2003
	SAYE	Jan 2000	2,606	223	Jun 2003
	SAYE	Jan 2001	2,483	156	Jun 2004
Laurel Powers-Freeling	2000	Dec 2001	365,713	350	Dec 2011
Alison Reed	1984	Jun 1993	2,639	341	Jun 2003
	1984	Jun 1994	19,430	404	Jun 2004
	1984 & 1987	Jun 1995	62,984	414	Jun 2005
	1987	Jun 1996	4,986	458	Jun 2004
	1987	Jun 1997	18,512	527	Jun 2005
	1997	Jun 1998	39,646	557	Jun 2008
	1997	Jun 1999	72,357	358	Jun 2009
	2000	Sep 2000	148,836	215	Jun 2010
	2000	Jun 2001	140,624	256	Jun 2011
	2000	Dec 2001	141,428	350	Dec 2011
	SAYE	Jan 2000	1,513	223	Jun 2005
	SAYE	Jan 2001	8,653	156	Jun 2006

6.3 The interests of the Directors in the share capital are set out in paragraph 6.1 above. Directors who are participants in the Marks & Spencer Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors may have interests in New Ordinary Shares arising pursuant to their interests in Ordinary Shares under the Marks & Spencer Share Option Schemes referred to above. The extent to which they do have interests in New Ordinary Shares will depend upon whether they exercise or exchange their options. Where possible the Directors intend to exchange their options under the Marks & Spencer Share Option Schemes for options over New Ordinary Shares. Where this is not possible, they will retain their options over Ordinary Shares.

6.4 In addition to the above, the Directors are also within the class of beneficiaries of the Marks & Spencer Qualifying Employee Share Trust (which provides shares under the Marks & Spencer 1987 and 1997 Savings Related Share Option Schemes) and, as such, are interested in all its Ordinary Shares which amount to 1,968,954 as at 28 January 2002 (the latest practicable date prior to publication of this document).

6.5 The above interests are based upon the interests of the Directors in Ordinary Shares which (a) have been notified by each Director to Marks & Spencer pursuant to section 324 or section 328 of the Companies Act before 28 January 2002 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of Marks & Spencer, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that director.

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6.6 Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of Marks & Spencer Group. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the New Group.

6.7 Save as disclosed in paragraph 6.1, insofar as is known to Marks & Spencer Group on the Scheme becoming effective, assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002 (the last practicable date prior to the publication of this document) the following persons will hold directly or indirectly, interests (as defined in Part 10 of the Act) representing three per cent or more of the issued New Ordinary Shares:

Name	Current holding of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Per cent of issued ordinary share capital of Marks & Spencer Group
Brandes Investment Partners LP	197,024,133	159,495,726	197,024,133	6.9%
Legal & General	86,351,717	69,903,770	86,351,717	3.0%

6.8 Save as disclosed in paragraph 6.7 above, Marks & Spencer Group is not aware of any person who is, or will be, immediately following the Scheme directly or indirectly, interested in three per cent or more of the New Ordinary Shares.

6.9 Marks & Spencer Group is not aware of any person who, following implementation of the Scheme, directly or indirectly, acting jointly with others or acting alone, could exercise control over Marks & Spencer Group.

6.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the New Group and which was effected by any member of the New Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6.11 The impact of the Scheme on the Marks & Spencer Restricted Share Plans is detailed in paragraph 8 of this Part 7.

6.12 None of the Directors had a beneficial interest in any contract to which Marks & Spencer Group or its subsidiaries was a party during the financial year.

6.13 There are no outstanding loans or guarantees granted or provided by Marks & Spencer Group or any of its subsidiaries for the benefit of any Director.

7. Directors' service agreements

7.1 The remuneration (including salary and other benefits) payable under the Chairman's, Executive Directors', and Non-Executive Directors' service agreements are as follows:

	Appointment Date	Year ended 31.3.01 Salary £000s	Year ended 31.3.01 Benefits[1] £000s	Year ended 31.3.02 Estimated Salary[8] £000s
Chairman and Chief Executive				
Luc Vandevelde[2]	28 February 2000	650	184	650
Executive Directors				
Roger Holmes[3]	1 January 2001	124	672	425
Alan McWalter	1 January 2000	289	41	300
David Norgrove	18 September 2000	129	14	272
Laurel Powers-Freeling	6 November 2001	—	—	114
Alison Reed	11 July 2001	—	—	239
Non-Executive Directors				
Brian Baldock[4]	1 October 1996	81	—	34
Tony Ball	1 September 2000	20	—	34
Jack Keenan	1 September 2001	—	—	20
Kevin Lomax	1 September 2000	20	—	34
Dame Stella Rimington	1 January 1997	50	—	50
Retired Directors	**Retirement Date**			
Robert Colvill	31 December 2001	385	30	289
Sir Michael Perry	11 July 2001	34	—	11
Sir Ralph Robins	11 July 2001	34	—	11
Sir David Sieff	11 July 2001	34	5	11
Former Directors[5]		1,146	56	96
		2,996	1,002	2,590
Estimated benefits for Executive and Non-Executive Directors for the year ended 31 March 2002[6]				500
Aggregate remuneration[7]		**3,998**		**3,090**

Notes

1 Other than in notes 2 and 3 benefits relate mainly to the provisions of cars, fuel and travel. In addition, a payment is made to Alan McWalter, Roger Holmes and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10 per cent of the difference between the pension earnings cap (£95,400 for the current tax year) and their base salary.

2 Benefits for Luc Vandevelde include a supplement of 16 per cent of base salary in lieu of membership of the Company Pension Scheme. In addition, under the terms of his service agreement the Company has agreed to provide accommodation on which he is assessed for tax.

3 Benefits for Roger Holmes to 31 March 2001 include compensation for the loss of future benefits and bonus from his previous employer in the form of 'restricted shares' at a cost of £554,000 and a payment of £100,000.

4 Brian Baldock relinquished the role of Non-Executive Chairman of Marks & Spencer on 28 February, 2000 and continued to assist the Chairman of Marks & Spencer in the transition period to the AGM in July 2000 after which his fee was reduced to £34,000 pa.

5 This comprises salary and benefits to 6 Executive and 1 Non-Executive Director who retired during the year to 31 March 2001 as detailed in the 2001 annual report. The disclosure for the current financial year relates to Robert Colvill's salary from 1 January 2002, as he remains an employee until 31 March 2002 to complete the restructuring announced in March 2001.

6 This includes the payment of £100,000 to Laurel Powers-Freeling as compensation for loss of benefits from previous employer.

7 No bonus was payable in the year to 31 March 2001. If financial targets set by the Remuneration Committee are met in this financial year the bonus award will be 50 per cent of salary. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Laurel Powers-Freeling will not participate in the current year's bonus, receiving instead a guaranteed £100,000 bonus as compensation for loss of bonus from her previous employer. Separate arrangements apply this year to Luc Vandevelde, see paragraph 7.3 below.

8 Full year equivalent salaries for directors appointed during the year are as follows: Laurel Powers-Freeling £320,000, Alison Reed £330,000 and Jack Keenan £34,000. David Norgrove received an increase in salary from £250,000 to £275,000 on 1 May 2001.

7.2 Executive Directors' Service Agreements

Each Executive Director is entitled to a company car for business and private use, 28 days annual holiday, reimbursement of business expenses and sick pay.

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Executive Directors may be invited to participate in the executive share option scheme to be operated by Marks & Spencer Group. If, on termination, the Director loses any of the rights or benefits under the rules of this scheme (or the predecessor schemes), they shall not be entitled to be compensated for that loss. These predecessor schemes, available to all senior management, have operated since 1977 when shareholder approval was first granted, with subsequent schemes in 1984, 1987, 1997 and 2000.

The 2002 scheme is an annual grant scheme, with a maximum annual award (except in limited circumstances) of 300 per cent of base salary. Performance criteria for the exercise of all options have been imposed for all options granted since 1996. Those for the 2002 scheme are (unless a contrary decision is made):

- earnings per share growth of at least inflation plus an average of 3 per cent per annum for 50 per cent of each grant, measured from a fixed base of 14.5p or the actual earnings per share for the financial year preceding the date of grant, if higher; and

- earnings per share growth of at least inflation plus an average of 4 per cent per annum for the remaining 50 per cent of each grant, measured from a fixed base of 16.5p or the actual earnings per share for the financial year preceding the date of grant, if higher.

In addition, the Executive Directors are entitled to participate in the senior bonus scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the annual operating plan approved by the board of the New Company (as it may be constituted from time to time), and extend to all levels of management. If targets are achieved the bonus award is 50 per cent of salary for Executive Directors. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Bonus payments for other management levels operate on a variable scale, based on the level of influence and accountability the employee has on the New Company's performance. Potential awards range up to a maximum of up to 40 per cent for achieved targets and up to 80 per cent for significantly exceeding targets. Bonus payments do not form part of pensionable salary and are not eligible for profit sharing.

No bonus was earned by management under the scheme in the year to 31 March 2001 as the Company performance did not meet the required targets.

Each Executive Director's contract provides for the New Company to give them not less than twelve months' notice. Luc Vandevelde, Roger Holmes and Alan McWalter were initially appointed as directors of the Company with service contracts entitling them to two years' notice, reducing proportionately to one year during the first twelve months of their appointment. Luc Vandevelde's contract now entitles him to nine months' notice. Employment will terminate automatically on a director's 60th birthday.

Each Executive Director has a provision in their employment contract entitling them on termination to a sum equal to the basic salary and benefits which they would have been entitled to receive under their service contract during their notice period. If the director would have been entitled to a bonus payment, the New Company will at the date on which the bonus would otherwise have been paid make a payment to the director subject to the rules of the relevant scheme and to the achievement of the relevant targets. Any entitlement under any share option scheme shall be determined in accordance with the rules of the scheme. Any such payments shall be subject to such deductions as may be required by law.

The Executive Directors (except Luc Vandevelde) are members of the Marks & Spencer Pension Scheme, which enables members to achieve the maximum pension of two-thirds of their salary at normal retirement date after 30 years' service. In the case of earnings over £100,000 per annum, the pensionable salary is usually based on an average of the earnings over the last three years to retirement. For all members who joined the scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Directors who joined on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

Luc Vandevelde is not a member of the pension scheme, but instead receives a salary supplement equal to 16 per cent of salary.

Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension 'earnings cap', so that the element of their salary on which pension is calculated is restricted. To compensate for this fact, they each receive a salary supplement equal to 10 per cent of the difference between their salary and the 'earnings cap'.

Roger Holmes and Alan McWalter have pension arrangements based on a uniform accrual of 2/3rds of the pension 'earnings cap' less the pension which they have accrued from membership of previous employer pension schemes.

Post-retirement increases for pensions earned from 6 April 1997 are awarded on a statutory basis. All pensions earned for service prior to 6 April 1997 are guaranteed to increase by the rise in inflation, up to a maximum of 3 per cent per annum.

7.3 Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001 which were subsequently met. However, in advance of the Remuneration Committee of the board of the Company meeting to determine his bonus award, he informed the committee that he wished to:

- waive any entitlement to a bonus for the year to 31 March 2001. This included 100 per cent of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000.
- reduce his notice period entitlement from 12 months to nine months.

The Remuneration Committee has agreed the following in relation to his bonus for the year to 31 March 2002:

- award bonus of 100 per cent of salary if financial targets set by the Remuneration Committee are met;
- add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets are met;
- issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

No other director has waived remuneration.

7.4 Non-Executive Directors' Service Agreements

The Non-Executive Directors have service agreements with Marks & Spencer Group for an initial three year term which is terminable on three months' notice.

The Chairman, together with the Executive Directors, determines the remuneration of Non-Executive Directors who do not participate in the Company's or the New Company's employee share or annual bonus schemes.

7.5 Save as disclosed in paragraph 7.3 above, there is no arrangement under which a Director has agreed to waive future Marks & Spencer or Marks & Spencer Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 Should a senior management bonus be payable for the financial year ending 31 March 2002 a pro rata payment will be made to certain former directors, who retired in the year ended 31 March 2001, in accordance with their contracted entitlements.

[illegible] Employee Share Schemes

The Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme

This scheme will be administered by the Marks & Spencer Group Board. All UK resident employees of Marks & Spencer Group and participating subsidiaries (including directors who are required to work at least 25 hours a week) with at least five years' service will be eligible to participate. The Marks & Spencer Group Board has a discretion to allow other employees to participate and in practice all employees with one year's service will be eligible to join the scheme.

Invitations to apply for options to acquire shares may normally only be issued within six weeks following the announcement by Marks & Spencer Group of its results for any period. No invitations may be issued later than 17 July 2007. Options may only be granted to employees who enter into Inland Revenue approved savings contracts, under which monthly savings are made over a period of three or five years. The minimum monthly saving is £5 and the maximum monthly saving may not exceed the statutory maximum (currently £250 under all subsisting savings contracts). An option will be personal to the participant and will not be transferable.

The exercise price will not be less than 80 per cent of the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day within the period of 30 days (or 42 days if applications are scaled down)

Part 7

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ending with the date of grant (or such other day or days as may be agreed with the Inland Revenue), provided that no such days may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

In normal circumstances, an option will only be exercisable in the six months following the third, fifth or seventh anniversary of the start of the related savings contract, as selected by the participant at the time of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. Whenever an option is exercised, it may only be exercised with the amount then repayable under the related savings contract.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme

This scheme will be administered in most respects by the Remuneration Committee of the Marks & Spencer Group Board (the "Committee"). Participants, who will be selected by the Committee, will be limited to employees and full-time directors of Marks & Spencer Group and its subsidiaries (and certain joint venture companies in which Marks & Spencer Group has an interest) and who are not within two years of their contractual retirement age.

Options may normally only be granted within the six weeks following the announcement by Marks & Spencer Group of its results for any period or at other times to a new appointee. No payment will be required for the grant of an option. An option will be personal to the participant and will not be transferable. Options may not be granted later than 19 July 2005.

No option may be granted to an individual if, at the time it is granted, it would cause the aggregate market value of the shares which he or she may acquire pursuant to options granted in the same calendar year under the scheme to exceed 300 per cent of basic salary. Exceptionally, where it is considered necessary to facilitate the recruitment of a particular individual, that person may be granted an option over shares to the value of 400 per cent of basic salary on appointment.

The exercise price will not be less than the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on the dealing day before the date of grant or some other day before the date of grant agreed with the Inland Revenue, but not prior to the most recent announcement by Marks & Spencer Group of its results for any period.

The Committee intends to set performance conditions on the exercise of each option grant. Initially for 50 per cent of each grant, earnings per share ("EPS") will be required to exceed inflation plus an average of 3 per cent per annum measured from an EPS base of 14.5 pence or the actual EPS for the financial year preceding the date of grant, if higher. For the remaining 50 per cent of each grant, the EPS must exceed inflation plus an average of 4 per cent per annum from an EPS base point of 16.5 pence, or the actual EPS for the financial year preceding the date of grant, if higher. If performance is not satisfied after three years, performance will be remeasured annually until the sixth anniversary of grant, but always from the same base point for each option. To the extent that the performance conditions have not been satisfied at this point in part or in full, the option will lapse.

Subject to satisfaction of the performance target, an option will normally be exercisable between three and 10 years of its date of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, or (except for Inland Revenue approved options) the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Committee may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan

The plan will be constituted by a trust deed. The trustees will be either a subsidiary company within the New Group or a firm of professional trustees (the "Trustees"). Save to the extent required by the terms of the trust deed, the plan will be administered by the Marks & Spencer Group Board.

The Marks & Spencer Group Board will decide each year which (if any) of the following elements will be offered to employees, provided that the plan may not be operated later than 19 July 2010:

(i) "Free Shares" which may be allocated subject to a limit in any tax year of £3,000 or such higher limit as may be permitted by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of Marks & Spencer Group, one or more business units and/or individual performance, within the limits specified by the relevant legislation.

(ii) "Partnership Shares" which an employee may purchase, through the Trustees, out of his or her pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year under the current legislation may not exceed £1,500 (or 10 per cent of an employee's salary if lower).

(iii) "Matching Shares" which may be allocated to an employee following a purchase of Partnership Shares. Matching Shares are additional free shares. The maximum ratio of Matching Shares to Partnership Shares is 2:1, or such higher limit as may be permitted by the relevant legislation.

Participation in the plan must be offered to all UK tax-resident employees who have completed such period of employment (if any) as the Marks & Spencer Group Board may specify not exceeding, broadly, 18 months prior to shares being awarded. The Marks & Spencer Group Board may allow other employees to participate.

The Trustees may either subscribe for New Ordinary Shares or purchase New Ordinary Shares in the market. The money to buy shares will be provided either by the employee's employing company or, in the case of Partnership Shares, by the employee.

The Trustees will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on the employees' behalf. Employees can withdraw Partnership Shares from the Trust at any time. Free Shares and Matching Shares must normally be held by the Trustees for a minimum period after allocation of between three and five years.

Free Shares and Matching Shares may be awarded on terms that, if the employee ceases to be employed (other than in certain circumstances) within the New Group within three years of being allocated the shares (or such shorter period as may be specified), his or her rights to those shares will be forfeited. Similarly, Matching Shares may be awarded on terms that they will be forfeited if the corresponding Partnership Shares are withdrawn within a period of up to three years.

While shares are held by the Trustees, employees will be treated as the beneficial owners of the shares. Any dividends received in respect of shares held by the Trustees may, as the Marks & Spencer Group Board may decide, be used to acquire additional shares for employees or may be distributed to them.

Shares allotted under the Plan will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

Subject to exceptions, amendments to the main provisions of the plan which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

Part 7

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The Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme (the "Delayed Scheme") and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme (the "Immediate Scheme")

The Delayed Scheme and the Immediate Scheme were approved by Marks & Spencer's shareholders in 1997. The schemes work in tandem, giving participants the opportunity to elect to receive ordinary shares either on a tax efficient but deferred basis through the Delayed Scheme or on an immediate basis without tax advantages through the Immediate Scheme.

The Delayed Scheme is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 as a profit sharing scheme. Due to a change in the legislation, approval of new profit sharing schemes is no longer possible and existing approved schemes cannot be operated after 31 December 2002. So as to have the flexibility to make one further appropriation of shares through the Delayed Scheme, the rules of the Delayed Scheme will be changed to allow it to operate using New Ordinary Shares. A corresponding amendment will be made to the Immediate Scheme. After 2002, benefits will be provided under the All-Employee Share Ownership Plan described above.

The following description explains how Marks & Spencer Group intends to operate the schemes in 2002 (if at all) after the Scheme becomes effective.

The Board may, at its discretion, allocate a proportion of profits to acquire New Ordinary Shares for qualifying employees who will be given the choice of receiving the shares through the Delayed Scheme or through the Immediate Scheme.

Under the Delayed Scheme, sums paid to the trustees of the Delayed Scheme (the "Trustees") by participating companies will be used to acquire New Ordinary Shares for allocation to the participating employees. The shares will be acquired as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. The shares will be registered in the Trustees' names and must normally be held by the Trustees for a minimum period of three years before being released to the participating employees. During the first two years, the shares can only be sold or released in special circumstances such as death or redundancy. Shares can be released or sold during the third year but are then subject to income tax. If a participating employee's entitlement to shares exceeds the statutory limit applicable under the Delayed Scheme, the balance will be received under the Immediate Scheme.

The Immediate Scheme does not qualify for Inland Revenue approval. Participating employees will, therefore, receive fewer New Ordinary Shares than under the Delayed Scheme because individual allocations are subject to deduction of income tax and are also subject to national insurance contributions. The net amount allocated to a participating employee will be applied in acquiring New Ordinary Shares on his behalf as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. Employees are free to dispose of the shares as soon as they receive them.

The amount which may be allocated to the schemes to acquire New Ordinary Shares may be calculated in a number of ways but it is currently intended that, as has been the practice in the past, the funds allocated to acquire shares for each participating employee will be in proportion to that employee's taxable remuneration from the New Group in the financial year of the New Group in respect of which the allocation is calculated.

UK or Isle of Man resident employees of Marks & Spencer and of its participating subsidiaries, including directors who are required to work at least 25 hours per week, who have completed at least five years' service at the day when shares are to be appropriated, will be eligible to participate in the schemes unless, prior to the date on which the shares are allocated, they leave the New Group for specific disciplinary reasons. The Board has a discretion to permit other employees to participate and in practice all employees with two years' service are eligible to join the scheme.

The maximum allocation that may be made to any qualifying employee under the Delayed Scheme is £3,000, or, if greater, 10 per cent of UK taxable earnings up to a maximum of £8,000. Any excess entitlement will be paid to the employee through the Immediate Scheme.

Shares may be acquired under the Delayed and Immediate Schemes by market purchase or by subscription. The subscription price of any shares subscribed for by the Trustees under the Delayed Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day, or the average of that price over a number of consecutive dealing days, within the period of 30 days ending with the date of appropriation. No part of the 30-day period may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

The subscription price of any shares subscribed for under the Immediate Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on the day of subscription.

Shares allotted under the schemes will rank equally with all other New Ordinary Shares for the time being in issue. However, they will not rank for dividends payable by reference to the previous financial year, nor will they rank for any other rights if the record date is prior to the date of allotment. Application will be made to the UK Listing Authority for shares issued under the schemes to be admitted to the Official List.

While shares remain held by the Trustees under the Delayed Scheme, the employee to whom they have been allocated is the beneficial owner of the shares and is entitled to receive all dividends and to participate in rights and capitalisation issues in the same way as other shareholders.

Shares acquired by an employee under the Immediate Scheme belong to that employee both legally and beneficially.

Subject to exceptions, amendments to the main provisions of the schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

The Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland)

Save to the extent required to meet the legislative requirements applicable in the Republic of Ireland, this scheme is identical in all material respects to the Delayed Scheme. Unlike the Delayed Scheme, however, it may continue to operate until 30 July 2007.

The Marks and Spencer Group p.l.c. 2002 Restricted Share Plan

This plan will be administered by the Committee. Participants in the Restricted Plan will be selected by the Committee. Participants will be limited to employees of Marks & Spencer Group and its subsidiaries. Directors of Marks & Spencer Group will not be eligible to participate.

Under the plan, an eligible employee may receive an award of New Ordinary Shares (the "Restricted Shares") from the trustee (the "Trustee") of an employee trust. An award of shares consists of the transfer to the participant of the legal and beneficial interest in the New Ordinary Shares subject to certain restrictions, and the risk of forfeiture, applying over a period (the "Restricted Period") of three years from the date of the award.

New Ordinary Shares required for the purposes of making awards under the Restricted Plan will normally only be acquired in the market. In particular, the Trustee may not subscribe for any New Ordinary Shares for the purposes of making awards.

During the Restricted Period, the participant must:

(i) waive his entitlement to all dividends payable on the Restricted Shares other than any declared by the Committee to be a special dividend; and

(ii) not transfer, pledge or in any other manner alienate or dispose of his interest in the Restricted Shares or any value which he receives in respect of them except to the extent that he becomes liable to tax on the Restricted Shares before the end of the Restricted Period.

A participant's Restricted Shares will normally become free of restrictions at the end of the Restricted Period at which time Marks & Spencer Group will pay him an amount which, after deduction of tax and social security contributions, is equal to the net of tax dividends which he would have received on his Restricted Shares but for the waiver mentioned above. A participant's Restricted Shares will also vest immediately if he dies, and may do so if he leaves employment in limited compassionate circumstances. Restricted Shares may also be sold before the end of the Restricted Period if it becomes necessary for the participant to meet any income tax or social security liability before that time.

A participant will forfeit his Restricted Shares if:

(i) he is in breach of his obligations under the Restricted Plan; or

(ii) he ceases to be employed within the New Group before the end of the Restricted Period other than in limited compassionate circumstances.

If any person obtains control of Marks & Spencer Group as a result of making a general offer, the participant must (if the New Company so directs) convert any value which he receives in respect of his Restricted Shares into UK government securities (or such other investment as the Trustee, after consulting the Committee, may decide) and such securities will continue to be subject to the rules of the Restricted Plan during the remainder of the Restricted Period.

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The Committee may amend the rules of the plan as it thinks fit.

Limitations on the number of shares that may be issued under the Marks & Spencer Group Share Schemes

The employee share schemes of Marks & Spencer Group are subject to the following overall limits on the number of New Ordinary Shares which may be subscribed:

(i) in any ten-year period, not more than ten per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any share option scheme or subscribed under any other employees' share scheme adopted by Marks & Spencer Group;

(ii) in any ten-year period, not more than five per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any executive share option scheme adopted by Marks & Spencer Group;

(iii) in any one year, not more than one per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may be issued to the trustees of the Profit Sharing Schemes; and

(iv) in any three year period shares may not be issued to the Trustees of the Profit Sharing Schemes so that the number of shares so issued, when added to shares issued in the same three year period (other than on the exercise of options) under employees' share schemes adopted by Marks & Spencer Group, and the number of shares put under option under any share option scheme in that three-year period, will exceed three per cent of the issued ordinary share capital of Marks & Spencer Group for the time being.

For the purposes of these limits:

(i) shares issued by Marks & Spencer and options granted over such shares under employees' share schemes established by Marks & Spencer will count against the above limits (subject to any necessary adjustment in the event of a variation of capital within Marks & Spencer); and

(ii) options which lapse in accordance with the rules of the relevant scheme cease to count and options to purchase shares (rather than to subscribe for shares) do not count.

Additional schemes

In addition to the above, the Marks & Spencer Group Board has authority to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, modified to take account of local tax, exchange control or securities laws in overseas jurisdictions provided that any shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the scheme from which such further schemes derive.

Marks & Spencer Share Option Schemes

Options, which are not transferable, entitle the holders to acquire (by purchase or subscription) Ordinary Shares at a price which, in the case of the executive share option schemes, was equal to the market value of the shares at or about the time of grant and, in the case of the savings related share option schemes, was equal to 80 per cent of the market value of the shares at or about the time of grant.

If the Scheme is sanctioned, options will, if not already exercisable, become exercisable when the Scheme has been sanctioned by the Court provided that, in the case of the executive share option schemes, the relevant performance targets to which the options are subject (if any) have been met.

As an alternative to exercise, participants in the 1997 Savings Related Share Option Scheme and the 1997 and 2000 Share Option Schemes will be offered the opportunity to surrender their options over Ordinary Shares in exchange for options ("new options") over New Ordinary Shares on the basis of one New Ordinary Share for every Ordinary Share under option.

Where the existing options are subject to performance targets, the new options will be granted subject to corresponding performance targets relating to Marks & Spencer Group instead of Marks & Spencer. The terms of the new options, and the exercise price of each option, will be the same as the existing options.

On the exercise of options which are neither exchanged nor lapse following the Scheme, the Ordinary Shares allotted on exercise will be exchanged for New Ordinary Shares.

Shares allotted on the exercise of options under the schemes will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment (or, in some cases, before a dividend is announced). Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event or any variation of share capital, and in some cases of the payment of a special dividend or of any other circumstances similarly affecting options, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the Marks & Spencer Share Option Schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 131,213,232 Ordinary Shares were subject to options under these schemes at exercise prices of between 156 pence and 557 pence.

The Marks & Spencer Profit Sharing Schemes

Ordinary Shares held by the trustees of the Profit Sharing Schemes will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. The New Ordinary Shares and B Shares will be held in trust on behalf of participants on the same terms as the Ordinary Shares currently held under the Profit Sharing Schemes, as described above.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 9,406,810 Ordinary Shares were held by the trustees under these schemes.

The Marks & Spencer Restricted Share Plans

Ordinary Shares held by participants in the Marks & Spencer Restricted Share Plans will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. Participants (other than Luc Vandevelde who was liable to income tax when the shares were awarded to him) will, as a result of the Scheme, incur an income tax liability. There is no mechanism in the tax legislation for deferring this tax liability until the replacement B Shares and New Ordinary Shares cease to be subject to forfeiture in accordance with the rules of the plans. The Remuneration Committee does not consider that it is fair and reasonable for these participants to incur an income tax liability on a benefit which they may never receive. Accordingly, the Remuneration Committee has decided that, upon the Scheme becoming effective, the restrictions applicable to the B Shares and the New Ordinary Shares will cease to apply except in respect of Luc Vandevelde. As a condition of lifting the restrictions, however, the participants will be required to enter into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they must pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release). Directors affected by this will be Roger Holmes and Alison Reed who will incur tax liabilities on 282,326 and 80,000 restricted shares respectively.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 1,524,775 Ordinary Shares were subject to outstanding awards under this plan.

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9. Subsidiaries and associated undertakings

Following implementation of the Scheme, Marks & Spencer Group will directly own 100 per cent of the issued share capital of Marks & Spencer. Accordingly, following implementation of the Scheme, Marks & Spencer Group will be the holding company of the New Group. The following table shows what will be the principal subsidiary and associated undertakings of New Group, being those which New Group considers to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the New Group, and the New Group's percentage interest in those companies.

				Proportion of voting rights and shares held by:	
Name	**Registered Office**	**Principal activity**	**Country of incorporation and operation**	**Marks & Spencer Group**	**A subsidiary**
Marks and Spencer p.l.c.	London, Great Britain	Retailing	Great Britain	100%	–
Marks & Spencer International Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer (Nederland) BV	Amsterdam, Netherlands	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Wilmington, Delaware, US	Holding Company	United States	–	100%
Marks & Spencer Ventures Limited	London, Great Britain	Holding Company	Great Britain	–	100%
SA Marks & Spencer (Belgium) NV	Brussels, Belgium	Retailing	Belgium	–	100%
Marks & Spencer (Portugal) Lda	Lisbon, Portugal	Retailing	Portugal	–	100%
Marks & Spencer Stores BV	Amsterdam, Netherlands	Retailing	The Netherlands	–	100%
Marks & Spencer (Deutschland) GmbH	Cologne, Germany	Retailing	Germany	–	100%
Marks & Spencer (Ireland) Limited	Dublin, Ireland	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	West Caldwell, New Jersey, US	Retailing	United States	–	100%
Marks & Spencer (Asia Pacific) Limited	Kowloon, Hong Kong	Retailing	Hong Kong	–	100%
M&S Card Services Limited	London, Great Britain	Credit Card Handling	Great Britain	–	100%
Marks & Spencer Retail Financial Services Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer Financial Services Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Unit Trust Management Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Savings and Investments Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Life Assurance Limited	London, Great Britain	Financial Services	Great Britain	–	100%
MS Insurance Limited	St Sampson's, Guernsey	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Property Holdings Limited	London, Great Britain	Property Investment	Great Britain	–	100%
The Zip Project Limited	London, Great Britain	Childrenswear Design & Procurement	Great Britain	–	75%

10. Significant changes

Save as disclosed in paragraph 6 'Current trading and prospects' in Part 1 of this document, there has been no significant change in the financial or trading position of Marks & Spencer since 29 September 2001, being the date to which Marks & Spencer prepared its last interim statements.

Since its incorporation, Marks & Spencer Group has not traded, nor has there been any significant change in its financial or trading positions, save as disclosed in note 2 on page 17 of Part 3 of this document.

11. Principal Establishments

Marks & Spencer Group's principal establishments which are occupied by the Company and/or its subsidiaries are:

Address	Current use	Details of establishment	Approximate area (sq.ft)
Michael House Baker Street London W1U 8EP	Head Office	Long leasehold, expiring September 2104, for which a peppercorn rent is paid	43,000
Chester Business Park Chester CH99 9ZW	Marks & Spencer Financial Services	Freehold	186,000

12. Litigation

No member of the New Group is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the New Group which may have, or have had during the 12 months preceding the date of this document, a significant effect on the New Group's financial position.

13. Material contracts

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by Marks & Spencer Group or members of the New Group within the two years immediately preceding the date of this document and are or may be material to Marks & Spencer Group or the New Group; or (b) (regardless of when entered into) contain obligations or entitlements which are material to the New Group:

(a) On 25 September 2001 the Company, Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. renewed a Euro Medium Term Note Programme under which each of the companies is an issuer. Notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. are guaranteed by the Company. The aggregate nominal amount of notes outstanding must not at any time exceed £3,000,000,000. Notes issued under the programme must not be less than one month or more than 30 years from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any currency agreed between the relevant issuer, the programmme's dealers and (in the case of notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c.) the Company. Marks & Spencer notes are, or when issued, will be listed on the London Stock Exchange. The notes are constituted by a trust deed between the companies and The Law Debenture Trust Corporation p.l.c. dated 1 July 1996 (as amended and restated at 25 September 2001). The programme's dealers are appointed pursuant to a distribution agreement dated 1 July 1996 (as amended and restated at 25 September 2001) and the administration of certain aspects of the programme is provided for in an agency agreement dated 1 July, 1996 (as amended and restated at 25 September 2001).

(b) On 1 March 2001 St Michael Finance p.l.c. entered into a Global Commercial Paper Programme. Notes issued by St Michael Finance p.l.c. under the programme are guaranteed by Marks & Spencer. The aggregate nominal amount of notes outstanding must not at any time exceed £1,000,000,000. The term of notes issued under the programme must not be less than one day or more than 364 days from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any freely transferable currency which is freely convertible into sterling, other than notes sold in the United States which must be in US dollars only. Notes for sale outside the United States are issued pursuant to an Agency Agreement dated 1 March 2001 and notes for sale in the United States are issued pursuant to an Issuing and Paying Agency Agreement dated 1 March 2001. Marks & Spencer's guarantee is provided for in a deed of guarantee dated 1 March 2001 (for notes sold outside the United States) and a guarantee dated 1 March 2001 (for notes sold in the United States). In the event that any notes sold outside the United States and which are not in definitive form become void, persons with rights thereunder will acquire, pursuant to a Deed of Covenant made by Marks & Spencer on 1 March 2001, the same rights against Marks & Spencer as attached to definitive notes issued under the programme. The programme's dealers are appointed pursuant to a dealer agreement dated 1 March 2001.

(c) On 20 June 2001 Marks & Spencer entered into an agreement pursuant to which it sold 78 freehold and long-leasehold properties to Diamond Property Holdings Limited, a member of the Group. Marks & Spencer agreed to lease back each of those properties until March 2027. On 31 October 2001 Diamond Holdings Limited and


Part 7

continued

Marks & Spencer International Holdings Limited (both members of the Group) agreed to sell the shares in Diamond Property Holdings Limited to New Liberty Limited.

The aggregate consideration for the sale of the 78 properties and the sale of the shares in Diamond Property Holdings Limited was £348,000,000. Marks & Spencer's total annual rent under the leases is approximately £24.6 million (subject to annual increases of 1.95 per cent).

Marks & Spencer has the right to renew each of the leases for up to a further 40 years at an open market rent. Marks & Spencer may terminate leases accounting for up to 34 per cent of the annual rent roll on a phased basis between March 2006 and March 2013 without penalty.

(d) On 3 December 2001 Marks & Spencer announced a securitisation of rental income from a portfolio of its properties. Marks & Spencer subsequently transferred or agreed to transfer a portfolio of 45 retail premises to Amethyst Leasing (Properties) Limited ("Amethyst Leasing") (a Group company) pursuant to agreed form transfers, an Agreement for Sale and Leaseback and Conditional Sale and Leaseback Agreements. The gross consideration for the transfer was £350,475,000. Amethyst Leasing funded the acquisition of the properties through a £331 million loan provided by Amethyst Finance p.l.c. (a non Group company) and (in respect of the balance) from funds ("Subordinated Loans") provided by Marks & Spencer pursuant to a Subordinated Loan Agreement. The funds advanced by Amethyst Finance p.l.c. were raised through a £331 million bond issue and will be repaid by Amethyst Leasing from the rental income it receives from Marks & Spencer in respect of the transferred properties (described below) and also from a refinancing of the portfolio at maturity of a loan Amethyst Finance p.l.c. Amethyst Leasing has entered into a Liquidity Facility Agreement with Lloyds TSB Bank plc under which the bank will make up shortfalls in such rental income.

Amethyst Finance p.l.c. has an option to sell to Marks & Spencer on the maturity of the loan from Amethyst Finance p.l.c. to Amethyst leasing, all of its rights and interest in the loan agreement between Amethyst Finance p.l.c. and Amethyst Leasing. The consideration for such sale will be the lesser of the amount outstanding under the loan or the value of the properties providing security for that loan at that time.

Marks & Spencer has agreed to lease-back each of the properties transferred to Amethyst Leasing pursuant to an agreed form lease for a 25 year term, with rental increases of 0.5 per cent per annum. The initial total annual rent payments will amount to approximately £23.5 million. An additional 14 retail premises have been selected which, subject to satisfying certain criteria, may be substituted for properties currently involved in the transaction.

Marks & Spencer and Amethyst Leasing have granted security over certain of their interests in the transferred properties and Amethyst Leasing (Holdings) Limited (the intermediate holding company of Amethyst Leasing) has granted security over the shares in Amethyst Leasing, in each case in favour of Law Debenture Trustee Limited (holding on trust for itself, Amethyst Finance p.l.c. and certain others) to secure the obligations of Amethyst Leasing under the Intercompany Loan Agreement. Marks & Spencer, Amethyst Leasing and Amethyst Leasing (Holdings) Limited have also entered into a Deed of Covenant in which they make certain representations and covenants in relation to tax matters (including secondary tax liabilities) for the benefit of Law Debenture Trustees Limited. Marks & Spencer has granted security over its interest in the Subordinated Loan in favour of Law Debenture Trustees Limited (holding for itself and Amethyst Leasing) to secure certain obligations of Marks & Spencer under the Deed of Convenant.

Marks & Spencer Group has not (a) entered into any contract within the two years immediately preceding the date of this document which is or may be material to Marks & Spencer Group; or (b) (regardless of when entered into) entered into any contract which contains obligations or entitlements which are material to Marks & Spencer Group or the Group.

14. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.

The CREST Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Uncertificated Securities Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The Marks & Spencer Group Articles contain specific provisions to enable the New Ordinary Shares and B Shares to be dematerialised into a relevant system, including CREST. A copy of the Marks & Spencer Group Articles is available for inspection as described in paragraph 18 below.

The Board of Marks & Spencer Group has resolved to enable any or all of the New Ordinary Shares and B Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares and B Shares held in certificated form.

It is currently anticipated that the New Ordinary Shares and the B Shares will be eligible to join CREST with effect immediately upon admission to trading on the London Stock Exchange.

15. Working Capital

Marks & Spencer Group is of the opinion that, following the Proposals becoming effective, the New Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

16. Consents

16.1 Cazenove has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

16.2 PricewaterhouseCoopers has given and not withdrawn its written consent to the inclusion in this document of their letter and report and the references thereto, and to their name in the form and context in which they appear and have authorised the contents of their letter and report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

17. Miscellaneous

(a) The total costs and expenses of, or incidental to, the Proposals are estimated to be approximately £9.3 million (exclusive of VAT).

(b) The auditors of Marks & Spencer Group are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, whose address is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers, have audited the consolidated financial statements of Marks & Spencer for the three years ended 31 March 2001.

(c) PricewaterhouseCoopers has audited the non-statutory accounts of Marks & Spencer Group for the period from incorporation, 23 July 2001 to 23 January 2002. No other accounts of Marks & Spencer Group have been prepared or audited.

(d) Directors and employees of Cazenove, the financial adviser to Marks & Spencer Group, who have been advising the Company hold, in aggregate, an interest in 1,675 Ordinary Shares of Marks & Spencer.

(e) The New Ordinary Shares and B Shares are not being marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the Admission to the Official List. No application is being made for the New Ordinary Shares and B Shares to be listed in France, the Netherlands or Belgium.

(f) The financial information set out in this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Statutory accounts for Marks & Spencer for each of the three years ended 31 March 1999, 2000 and 2001 have been delivered to the Registrar of Companies in England and Wales. The auditors of Marks & Spencer have made reports under section 235 of the Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

18. Documents available for inspection

Copies of the following documents may be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5BB, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the EGM:

(a) the memorandum and articles of association of Marks & Spencer in their current form;

(b) the memorandum and articles of association of Marks and Spencer Group p.l.c.;

Part 7

continued

(c) the audited consolidated accounts of Marks & Spencer for the financial periods ended 31 March 2001, 31 March 2000 and 31 March 1999;

(d) the interim accounts of Marks & Spencer for the six months ended 30 September 2001;

(e) the letter of PricewaterhouseCoopers set out in section 1 of Part 3;

(f) copies of the Directors' service contracts and letters of appointment referred to in paragraph 7 of this Part 7;

(g) the rules of the Marks & Spencer Share Schemes and the rules of the Marks & Spencer Group Share Schemes referred to in paragraph 8 of this Part 7;

(h) the written consents of Cazenove & Co. Ltd and PricewaterhouseCoopers referred to in paragraph 16 of this Part 7;

(i) the material contracts referred to in paragraph 13 of this Part 7;

(j) the Circular; and

(k) this document.

Definitions

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise:

"Accountants' Report"	the report prepared by PricewaterhouseCoopers in relation to Marks & Spencer Group;
"Admission", "Introduction" or "Listing"	admission of the New Ordinary Shares and B Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"ADR"	an American depositary receipt;
"ADS"	an American depositary share;
"ADS Depositary"	JPMorgan Chase Bank in its capacity as (i) the Marks & Spencer ADS Depositary under the Marks & Spencer ADS Deposit Agreement and (ii) the Marks & Spencer Group ADS Depositary under the Marks & Spencer Group ADS Deposit Agreement;
"B Share Capital"	the aggregate of the issued B Shares of the Marks & Spencer Group;
"B Share Choices"	the alternatives available to holders of B Shares being the Immediate 70 pence Redemption or the Deferred 70 pence Redemption;
"B Shares"	the B Shares of 70 pence each in the capital of the Marks & Spencer Group, carrying the rights and restrictions summarised in Part 6;
"Board" or "Directors"	the directors of Marks & Spencer Group, whose names are set out on page 5 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Cazenove"	Cazenove & Co. Ltd;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Circular"	the circular sent to Marks & Spencer Shareholders dated 29 January 2002 which contains details of the Proposals;
"Companies Act"	the Companies Act 1985, as amended;
"Continuing Dividend"	the non-cumulative dividend, payable semi annually in arrears set at 75 per cent, of 6 months' LIBOR payable on the nominal amount of 70 pence per B Share, as more fully described in Part 6;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme; or the hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital as the context requires;
"Court Meeting"	the meeting of Marks & Spencer Shareholders convened by order of the Court for 28 February 2002 and any adjournment of that meeting;

Definitions

continued

"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Deferred 70 pence Redemption"	the choice of Shareholders to keep their B Shares subject to the right to have their B Shares redeemed at a future date by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"EGM"	the Extraordinary General Meeting of Marks & Spencer;
"Form of Election"	the form which enables Shareholders to choose one of the B Share Choices;
"Form of Proxy"	the BLUE Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM;
"Group"	Marks & Spencer and its subsidiary undertakings, before the Scheme Effective Date;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Immediate 70 pence Redemption"	the choice of Shareholders to have their B Shares redeemed immediately by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"ISAs"	individual savings accounts;
"LIBOR"	the London inter-bank offered rate, being the rate at which lending banks in the London market offer to take sterling deposits from one another, to be determined on the basis set out in Part 6 of this document;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	the London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"Marks & Spencer" or the "Company"	Marks and Spencer p.l.c., incorporated and registered in England and Wales under the Companies Act with registered number 214436;
"Marks & Spencer ADR"	an ADR evidencing Marks & Spencer ADSs;
"Marks & Spencer ADS"	an ADS, each representing 6 Ordinary Shares, issued by the ADS Depositary in accordance with the Marks & Spencer ADS Deposit Agreement;
"Marks & Spencer ADS Deposit Agreement"	the deposit agreement dated 25 March 1988, as amended, between Marks & Spencer, the ADS Depositary and holders from time to time of Marks & Spencer ADSs issued under it;
"Marks & Spencer Articles"	the current articles of association of Marks & Spencer;
"Marks & Spencer Group" or the "New Company"	Marks and Spencer Group p.l.c., the parent company of the New Group following the Scheme becoming effective;
"Marks & Spencer Group ADR"	an ADR evidencing Marks & Spencer Group ADSs;

"Marks & Spencer Group ADS"	an ADS, each representing 6 New Ordinary Shares, issued by the ADS Depositary in accordance with the provision of the Marks & Spencer Group Deposit Agreement;
"Marks & Spencer Group Articles"	the new articles of association of Marks & Spencer Group;
"Marks & Spencer Group Deposit Agreement"	the deposit agreement expected to be dated as of the Scheme Effective Date between Marks & Spencer Group, the ADS Depositary and holders from time to time of Marks & Spencer Group ADSs issued under the deposit agreement;
"Marks & Spencer Group Reduction of Capital"	the proposed reduction of capital of Marks & Spencer Group under section 135 of the Companies Act;
"Marks & Spencer Group Share Schemes"	the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 All-Employee Share Scheme Ownership Plan, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland), the Marks and Spencer Group p.l.c. 2002 Restricted Share Plan, the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme, particulars of which are set out in paragraph 8 of Part 7 of this document;
"Marks & Spencer Group Shareholder(s)"	holder(s) of either New Ordinary Shares and/or B Shares as appropriate;
"Marks & Spencer Profit Sharing Schemes"	the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. Profit Sharing Scheme (Ireland);
"Marks & Spencer Restricted Share Plans"	the Marks & Spencer Restricted Share Plan for Employees who are not Directors and the Marks & Spencer Restricted Share Plan for Luc Vandevelde;
"Marks & Spencer Share Option Schemes"	the Marks and Spencer p.l.c. 1984 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Savings Related Share Option Scheme, the Marks and Spencer p.l.c. 1997 Executive Share Option Scheme, the Marks and Spencer p.l.c. 1997 Savings Related Share Option Scheme and the Marks and Spencer p.l.c. 2000 Executive Share Option Scheme;
"Marks & Spencer Share Schemes"	the Marks & Spencer Profit Sharing Schemes, the Marks & Spencer Share Option Schemes, the Marks & Spencer Restricted Share Plans and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme;
"Marks & Spencer Shareholder"	a holder of Ordinary Shares;
"New Group"	Marks & Spencer Group and its subsidiary undertakings on and after the Scheme Effective Date;
"New Ordinary Share Capital"	the aggregate of the issued New Ordinary Shares of Marks & Spencer Group;
"New Ordinary Shares"	means: (i) prior to the Marks & Spencer Group Reduction of Capital, the ordinary shares of 245 pence each in Marks & Spencer Group to be allotted and issued pursuant to the Scheme; (ii) following the Marks & Spencer Group Reduction of Capital, the ordinary shares in Marks & Spencer Group of 25 pence each;
"Official List"	the Official List of the UK Listing Authority;
"Option holders"	holders of options to acquire ordinary shares under the Marks & Spencer Share Option Schemes;

Definitions

continued

"Order Date"	the date on which the order of the Court sanctioning the Scheme is made;
"Ordinary Shares"	ordinary shares with a nominal value of 25 pence each in the share capital of Marks & Spencer;
"Overseas Shareholders"	shareholders resident in, or citizens of, jurisdictions outside the UK;
"PEPs"	personal equity plans;
"Proposals"	the proposed Return of £2 billion to be achieved via the Scheme and the Marks & Spencer Group Reduction of Capital;
"Registrars"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA;
"Regulations"	the uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272);
"Return of £2 billion"	the proposed return of approximately £2 billion to shareholders, subject to shareholder and Court approval;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act between Marks & Spencer and holders of Ordinary Shares including any modification, addition or condition approved or imposed by the Court, a summary of which is set out in Part 5 of this document and full details of which are set out in the Circular dated 29 January 2002;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Scheme Record Time"	5.00 p.m. on the business day immediately preceding the Scheme Effective Date;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the US Securities Act of 1933, as amended;
"Shareholder Helpline"	the helpline set up to advise Marks & Spencer Shareholders on how to complete the Forms of Proxy for the Court Meeting and EGM and the Form of Election;
"Shareholders"	holders of Ordinary Shares and/or New Ordinary Shares and/or B Shares as the context may require;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions; and
"US Holder"	Marks & Spencer Shareholders with US registered addresses.



Companies House

for the record



(17) (156)

288b

02 DEC 30 AM 8:27

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4256886

Company Name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP PLC)

	Day	Month	Year
Date of termination of appointment	21	01	2002

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title | *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) MELISSA KATHERINE

Surname ANDREWES

	Day	Month	Year
Date of Birth	13	10	1973

A serving director, secretary etc must sign the form below.

Signed Melissa Andrewes **Date** 21/01/02

* Voluntary details.
Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY (REF: MKA/KLZM)
35 BASINGHALL STREET, LONDON
EC2V 5DB Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LA

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288b

157

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP PLC)

	Day	Month	Year
Date of termination of appointment	21	01	2002

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) ANDREW GARETH

Surname RYDE

	Day	Month	Year
Date of Birth	15	10	1964

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21/01/02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details. Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY (REF: MKA/KLZM)
35 BASINGHALL STREET, LONDON
EC2V 5DB Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LA

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

No: 4256886

158

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

CONKER RETAIL LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 22nd January, 2002 the following resolutions were passed, resolutions 1, 2, 3, 4 and 8 as special resolutions and resolutions 5, 6, 7, 9 and 10 as ordinary resolutions:

1. That the Company be re-registered as a public company.

2. That the name of the Company be changed to Marks and Spencer Group p.l.c..

3. That the Company's memorandum of association be altered so that it states that the Company is a public company.

4. That the regulations contained in the document produced to the meeting and for the purpose of identification signed by the Chairman thereof be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all existing articles of association thereof.

5. That the authorised share capital of the Company be increased to £10,080,050,000 by the creation of 50,000 Redeemable Preference Shares of £1 each, 7,839,999,900 additional Ordinary Shares of £1 each and 3,200,000,000 B Shares of 70 pence each.

6. That the 7,840,000,000 Ordinary Shares of £1 each in the authorised and issued share capital be sub-divided into 784,000,000,000 Ordinary Shares of 1 pence each in the share capital of the Company.

7. That the Directors are generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (within the meaning of that section):

   (i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme: and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of the Company immediately following completion of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share) on such terms as the Directors think fit, such authority to expire on the conclusion of the annual general meeting of the Company in 2002 or on 10th October, 2002, whichever is earlier, save that the Company, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

8. That the Directors are generally empowered (pursuant to section 95 of the Companies Act 1985) *to allot equity securities (as deemed in section 94(2) of the Companies Act 1985) for* cash as if section 89(1) of the Companies Act 1985 did not apply to such allotment at any time *up to the conclusion of the annual general meeting of the company in 2002 [or on 10th* October, 2002, whichever is earlier]:

(i) in connection with an offer to holders of ordinary shares in the capital of Marks and Spencer p.l.c. in proportion (as nearly as maybe) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent. of the expected issued ordinary share capital of the Company immediately following implementation of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share),

but so that the Company, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

9. *That the existing 78,400,000,000 Ordinary Shares of 1 pence in the authorised and issued* share capital of the Company be consolidated into 3,200,000,000 Ordinary Shares of 245 *pence each in the share capital of the Company.*

10. That:

(i) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in Part 7 of proof (9) of the Listing Particulars of Marks and Spencer Group p.l.c., be and they are hereby approved and the directors be and are hereby authorised to do all such acts and things necessary to establish and carry them into effect;

(ii) the directors be and hereby authorised to establish further schemes based on the Marks and Spencer Group p.l.c.'s 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan (the "Schemes") but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the Schemes; and

(iii) the Directors be and they are hereby authorised to vote at any meeting on any matter connected with the schemes mentioned in sub-paragraphs (a) and (b) of this resolution and to be counted for the purposes of any resolution regarding those schemes in the quorum at the meeting notwithstanding that they may be interested in them and the provisions of the Articles of Association of the Company be the same and are hereby relaxed accordingly provided that no director may vote or be counted in the quorum on any matter solely concerning his own participation in any of those schemes.

Chairman of the Meeting

CD020220045

Oyez

Please complete in typescript, or in bold capitals.

CHFP041

02 ... 30 ...

88(2)

Return of Allotment of Shares

(159)

Company Number 4256886

Company name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP P.L.C.)

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	290		
Nominal value of each share	1 PENCE EACH		
Amount (if any) paid or due on each share *(including any share premium)*	1 PENCE EACH		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: TREKCO LIMITED Address: 35 BASINGHALL STREET, LONDON UK Postcode EC2V 5DB	Class of shares allotted: ORDINARY	Number allotted: 145
Name: TRUCIDATOR NOMINEES LIMITED Address: 35 BASINGHALL STREET, LONDON UK Postcode EC2V 5DB	Class of shares allotted: ORDINARY	Number allotted: 145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] Date 22/01/02

~~A~~ director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY
35 BASINGHALL STREET, LONDON EC2V 5DB
(AGR/MKH) Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LANE

Oyez

Please complete in typescript, or in bold capitals.

CHFP041

02 DEC 30 [illegible]

88(2)

Return of Allotment of Shares

160

Company Number 4256886

Company name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER P.L.C.)

Shares allotted (including bonus shares):

	From			To		
Dates or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 22	Month 01	Year 2002	Day	Month	Year

Class of shares *(ordinary or preference etc)*	REDEEMABLE PREFERENCE		
Number allotted	50,000		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised September 1999

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: TREXCO LIMITED Address: 35 BASINGHALL STREET, LONDON UK Postcode EC2V 5DB	Class of shares allotted: REDEEMABLE PREFERENCE	Number allotted: 50,000
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] Date 22/01/02

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, *telephone number and, if* available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY,
35 BASINGHALL STREET, LONDON, EC2V 5DB
(AGR/MKA) Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LANE

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

161

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

*Insert full name of company

To the Registrar of Companies

For official use

Company number

4256886

Name of company

* CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP P.L.C.)

gives notice that:

THE EXISTING 784,000,000,000 ORDINARY SHARES OF 1 PENCE EACH IN THE AUTHORISED AND ISSUED SHARE CAPITAL OF THE COMPANY BE CONSOLIDATED INTO 3,200,000,000 ORDINARY SHARES OF 245 PENCE EACH IN THE SHARE CAPITAL OF THE COMPANY.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† DIRECTOR Date 22/01/02

Presentor's name, address and reference (if any):

SLAUGHTER AND MAY
35 BASINGHALL STREET,
LONDON EC2V 5DB
(AGR/MKA)

For official use
General Section

Post room

OYEZ The Solicitors' Law Stationery Society Ltd, Oyez House, 7 Spa Road, London SE16 3QQ

1987 Edition
01.00 T01999

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

162

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

For official use

Company number 4256886

Name of company

*Insert full name of company

* CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP P.L.C.)

gives notice that:

THE EXISTING 7,840,000,000 ORDINARY SHARES OF £1 EACH IN THE AUTHORISED AND ISSUED SHARE CAPITAL BE SUB-DIVIDED INTO 784,000,000,000 ORDINARY SHARES OF 1 PENCE EACH IN THE SHARE CAPITAL OF THE COMPANY.

†Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] DIRECTOR Designation† Date 22/01/02

Presentor's name, address and reference (if any):

SLAUGHTER AND MAY,
35 BASINGHALL STREET,
LONDON EC2V 5DB
(AGR/MKA)

For official use
General Section | Post room

G

COMPANIES FORM No. 123

Notice of increase in nominal capital



123

(163)

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

For official use

Company number: 4256886

Name of company

*Insert full name of company

* CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP PLC)

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 22ND JANUARY, 2002 the nominal capital of the company has been increased by £ 10,080,049,900 beyond the registered capital of £ 100.

A copy of the resolution authorising the increase is attached.†

†The copy must be printed or in some other form approved by the registrar

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

PLEASE SEE ATTACHED RESOLUTION AND ARTICLES.

Please tick here if continued overleaf ☐

§Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation§ DIRECTOR Date 22/01/02

Presentor's name, address and reference (if any):

SLAUGHTER AND MAY,
35 BASINGHALL STREET,
LONDON
EC2V 5DB
(AGR/MKA)

For official use
General section | Post room

FILE COPY





CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

AND RE-REGISTRATION OF A PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 4256886

The Registrar of Companies for England and Wales hereby certifies that

CONKER RETAIL LIMITED

formerly registered as a private company having changed its name and having this day been re-registered under the Companies Act 1985 as a public limited company is now incorporated under the name of

MARKS AND SPENCER GROUP P.L.C.

and that the company is limited.

Given at Companies House, London, the 24th January 2002

I Cronland

For The Registrar Of Companies

COMPANIES HOUSE


Companies House
— for the record —

43(3)(e)

Declaration on application by a private company for re-registration as a public company

Please complete in typescript, or in bold black capitals.
CHFP000

(165)

Company Number 4256886

Company Name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP P.L.C.)

I, ALISON CLARE REED

of MICHAEL HOUSE, BAKER STREET LONDON W1A 1DN.

❶ Please delete as appropriate.

❶ ~~I~~ /a director ~~[the secretary]~~ of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on Day 22 Month 01 Year 2002 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature ACReed

Declared at Michael House, Baker Street, London W1A 1DN

on Day 22 Month 01 Year 2002

❷ Please print name.

before me ❷ RUTH MARGARET CAMPBELL

A Commissioner for Oaths
10 Philpot Lane,
London EC3M 8BR.
England
(Ruth M. Campbell)

Signed Ruth M. Campbell **Date** 22-1-2002

A Commissioner for Oaths or Notary Public ~~or Justice of the Peace or Solicitor~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY
35 BASINGHALL STREET, LONDON EC2V 5DB
(AGR/MKH) Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LANE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

166

Conker Retail Limited

BALANCE SHEET
at 22nd January 2002

	Note	£
Current assets		
Debtors	4	50,004.90
Net assets		50,004.90
Share capital	3	
Ordinary shares		4.90
Shareholders' funds-equity interests		4.90
Non-equity preference shares		50,000.00
Shareholders' funds		50,004.90

Approved by the Board

Director

22nd January 2002


167

Auditors' Statement to the Directors of Conker Retail Limited under Section 43(3)(b) of the Companies Act 1985

We have examined the balance sheet of Conker Retail Limited at 22nd January 2002.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion the balance sheet shows that at 22nd January 2002 the amount of the company's net assets was not less than the aggregate of its called-up share capital and undistributable reserves.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH

22nd January, 2002



Conker Retail Limited

AUDITORS' REPORT
to the Directors of Conker Retail Limited

We have audited the balance sheet and related notes on pages 3 to 5.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the balance sheet. As described on page 2, this includes responsibility for preparing the balance sheet, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and our profession's ethical guidance.

We report to you our opinion as to whether the balance sheet gives a true and fair view and has been properly prepared in accordance with the United Kingdom Companies Act.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the balance sheet. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the balance sheet, and of whether the accounting policies are appropriate to the Company's circumstances, consistency applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Opinion

In our opinion the balance sheet and related notes give a true and fair view of the state of the Company's affairs at 22nd January 2002 and have been properly prepared in accordance with the provisions of the Companies Act 1985 which would have applied had the balance sheet been prepared for a financial year of the Company.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH

22nd January 2002

Registered No. 4256886

02 DEC 30 AM 8:27

169

The Companies Act 1985 (as Amended)

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Marks and Spencer Group p.l.c.

1. The company's name is "MARKS AND SPENCER GROUP P.L.C.". [1]

2. The company is to be a public company.

3. The company's registered office is to be situated in England and Wales.

4. The objects for which the company is established are:-

4.1. To carry on business as a general commercial company and to carry on any trade or business whatsoever.

4.2. To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

4.3. To provide services of all descriptions.

4.4. To lend money, and grant or provide credit and financial accommodation to any person and to deposit money with any person.

4.5. To invest money of the company in any investments and to hold, sell or otherwise deal with investments, currencies or other financial assets.

---

[1] The Company was incorporated as Trushelfco (No. 2827) Limited on 23rd July, 2001.

On 7th August, 2001, the Company's name was changed to Conker Retail Limited

On 22nd January, 2002, the Company's name was changed to Marks and Spencer Group p.l.c.

4.6. To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

4.7. To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

4.8. To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

4.9. To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

4.10. To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

4.11. To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

4.12. To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as

trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

4.13. To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

4.14. To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

4.15. To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the Board of Directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

4.16. To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

4.17. To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

4.18. To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

4.19. To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to

enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

4.20. To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

4.21. In this clause "company", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include any company as well as any other legal or natural person, "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. The liability of the members is limited.

6. The company's share capital is £100, divided into 100 shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

4256886

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

(Adopted by special resolution passed on 22nd January, 2002)

of

Marks and Spencer Group p.l.c.

PRELIMINARY

Table A

1. The regulations in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

Definitions

2. In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

Words	Meanings
"Act"	means the Companies Act 1985;
"address"	in relation to electronic communications, includes any number or address used for the purposes of such communications;
"these Articles"	means these articles of association as from time to time altered and the expression "**this article**" shall be construed accordingly;
"the board"	means the board of directors from time to time of the Company as the directors present at a meeting of the directors of which a quorum is present;
"certificated share"	means a share which is not an uncertificated share;
"electronic communication"	means the same as in the Electronic Communications Act 2000;
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic



communication for the purpose of establishing the authenticity or integrity of the communication;

"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"Initial Reduction"	the reduction of capital of the Company resolved upon on 27th February, 2002 by the cancellation of paid up share capital to the extent of 220p on each issued Ordinary Share of 245p and the reduction of the nominal amount of each Ordinary Share (whether issued or unissued) from 245p to 25p;
"member"	means a member of the Company;
"month"	means a calendar month;
"Office	means the Registered Office of the Company for the time being;
"paid"	means paid or credited as paid;
"participating class"	a class of shares title to which is permitted by an Operator (as defined by the Uncertificated Securities Regulations) to be transferred by means of a relevant system;
"Register"	means the register of members of the Company;
"Scheme Effective Date"	the date on which the scheme of arrangement dated 29 January, 2002 between Marks and Spencer p.l.c. and the holders of its Scheme Shares (as therein defined) in its original form on which or subject to any modification, addition or condition approved or imposed by the Court has become effective in accordance with its terms;
"Seal"	means the Common Seal of the Company;
"Securities Seal"	means an official seal kept by the Company by virtue of Section 40 of the Act;
"the Statutes"	means the Act and every other statute (and any regulations subordinate thereto) for the time being in force concerning companies and affecting the Company;
"the Uncertificated Securities Regulations"	means the Uncertified Securities Regulations 1995 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations;
"Transfer Office"	means the place where the Register is situate for the time being;

"uncertificated share"	means a share of a class which is for the time being a participating class title to which is recorded on the register as being held in uncertificated form;
"United Kingdom"	means Great Britain and Northern Ireland; and
"year"	means a calendar year.

The expressions **"debenture"** and **"debenture-holder"** shall respectively include **"debenture stock"** and **"debenture stockholder"**.

The expressions **"recognised clearing house"** and **"recognised investment exchange"** shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression **"Secretary"** shall include any person appointed by the directors to perform any of the duties of the Secretary including, but not limited to, a Joint, Assistant or Deputy Secretary.

All such of the provisions in these Articles as are applicable to paid-up shares shall apply to stock, and the words **"share"** and **"shareholder"** shall be construed accordingly.

Words denoting the singular shall include the plural and *vice versa*. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

References to a document being signed or to signature include references to it being executed under hand or under seal or by any other method and, in the case of electronic communication, are to its bearing an electronic signature.

References to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion.

References to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature.

Headings are included only for convenience and shall not effect meaning.

3. Form of resolution

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provisions of these Articles.

Subject to the Statutes, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph, references to in writing include the use of electronic communication, subject to such terms and conditions as the board may decide.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the Company at the date of adoption of these Articles is £10,080,050,000, divided into 3,200,000,000 ordinary shares of 245 pence each (the "**Ordinary Shares**"), 3,200,000,000 B shares of 70 pence each (the "**B Shares**"), and 50,000 preferred non-voting redeemable shares of £1 each (the "**Redeemable Preference Shares**") (together, the "**Shares**").

Rights Attaching to Authorised Share Capital

4A. *(A) Ordinary Shares*

(i) Subject to the superior rights of any other classes of shares that may be issued by the Company, the rights attaching to Ordinary Shares as regards participation in the profits and assets of the Company shall be as follows:

(a) the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of Ordinary Shares; and

(b) on a return of assets on a winding up, the assets of the Company available for distribution among the members shall be applied in repaying to the holders of Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

(ii) Other rights attaching to Ordinary Shares are set out in the other provisions of these Articles.

(iii) The Initial Reduction shall not involve any breach or variation of the rights attached to the Ordinary Shares.

(B) *B Shares*

(i) The B shares shall not carry any rights except as set out in this sub-article (B).

(ii) In this sub-article:

"**Business Day**" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London;

"**6 month LIBOR**" means the rate for six month deposits in pounds sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by the Company or such agent as the Company shall appoint from time to time (the "**Reference Agent**") at or about 11.00 a.m. (London time) on the first Business Day of a Calculation Period.

If for any reason the rate does not appear, or if the relevant page is unavailable:

(i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its nominal London office its offered quotation to leading banks for pounds sterling deposits in London for a 6 month period; and

(ii) the rate shall be the arithmetic mean (rounded upward if necessary to the nearest 1/16 per cent.) of the respective rates notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iii) After the payment of the preferential dividend to holders of Redeemable Preference Shares but in priority to the dividend rights of all other classes of share in issue from time to time, a holder of a B Share shall be entitled to be paid out of profits of the Company available for distribution and before the profits are carried to reserves, a non-cumulative dividend per B Share which shall :

(a) begin to accrue on the later of 26th March, 2002 or the date of issue of that B Share;

(b) be at such annual rate of the nominal amount paid up on a B share as is calculated on an annual basis in accordance with paragraphs (iv) and (v) of this sub-article;

(c) be paid (without having to be declared) *in arrears* on 25th September, 2002 and thereafter on 25 March and 25 September each year (or if any such date falls on a day which is not a Business Day it shall be paid on the next following Business Day, without any interest in respect of such delay) (each a "**Payment Date**"); and

(d) be rounded down to the nearest penny.

A holder of a B Share shall not be entitled to any other right of participation in the profits of the Company.

(iv) Each six month period ending on a Payment Date is called a "**Calculation Period**". The annual rate applicable to a Calculation Period shall be the lower of:

(a) 25 per cent. per annum; and

(b) 75 per cent. of 6 month LIBOR for the Calculation Period.

(v) Payments of preferential dividends shall be made to holders of B Shares shown on the Register at such date as is selected by the board provided that such date is not less than 15 days or more than 42 days prior to the relevant Payment Date (or, in the event of no selection by the board, on the date falling 15 days prior to the relevant Payment Date).

(vi) A dividend paid on a B share which is unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company.

(vii) On return of capital on a winding-up or a reduction of capital other than the Initial Reduction (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September, 2002, the date of 25 March, 2002) to, but excluding, the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(viii) If on a winding-up or reduction in capital the amount available for payment to shareholders is insufficient to satisfy in full the amounts payable in respect of B Shares, the holders of B Shares shall share such payment on a pro rata basis.

(ix) Subject to the provisions of the Act, a B Share held by a member shall be redeemed on the first to occur of:

(a) the Payment Date prior to which the member has elected for that B Share to be redeemed by the Company;

(b) the date specified in a notice given by the Company to the member at any time after the date which is the third anniversary of the Scheme Effective Date or the date when the total number of B Shares then in issue becomes less than 25 per cent. of the total number of B Shares issued that have been issued by the Company (whichever occurs first), provided that the date specified in the notice shall not be less than 10 days nor more than 42 days from the date of the notice; and

(c) the one-hundredth anniversary of the date of their issue.

On redemption the Company shall pay to the holder of each B Share subject to redemption the nominal value of such B Share.

(x) B Shares redeemed as aforesaid shall be cancelled and the Company shall not be entitled to re-issue the same.

(xi) For the purpose of this paragraph:

(a) **"Redemption Call Date"** means the date on which a redemption occurs pursuant to paragraphs (ix)(b) or (ix)(c) of this sub-article; and

(b) **"Relevant Proportion"** means the number of days from and including the last Payment Date to, but excluding, the Redemption Call Date, divided by 183.

On a Redemption Call Date, the holder of each B Share being redeemed shall be entitled to the Relevant Proportion of the preferential dividend that would have been paid in respect of the B Share if the Redemption Call Date fell on the last day of the then current Calculation Period. The aggregate amount payable to a holder of B Shares pursuant to this paragraph shall be rounded down to the nearest whole penny.

(xii) B Shares shall carry no votes and a holder of a B Share shall not, by virtue of its holding of a B Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(xiii) The Company may from time to time:

(a) create, allot and issue further shares whether ranking pari passu with or in priority to B Shares; or

(b) reduce its capital by repaying any or all of the nominal amount paid up on B Shares,

and none of the foregoing shall be a breach or variation of the rights attaching to B Shares.

(C) *Redeemable Preference Shares*

(i) The Redeemable Preference Shares shall not carry any rights except as set out in paragraph (iii) of this sub-article (C).

(ii) The Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the Company.

(iii) A holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1st January annually, at a rate per annum equal to 2 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year).

(iv) On a winding-up or a reduction of capital involving a repayment (except on a redemption in accordance with the terms of issue of any share or on a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right to repayment of the nominal amount paid up on the Redeemable Preference Share before repayment of the capital paid up on other classes of share capital.

(v) Subject to the provisions of the Act, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the Company or the holder thereof. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share.

(vi) Redeemable Preference Shares redeemed pursuant to paragraph (v) of this sub-article shall be cancelled and the Company shall not be entitled to re-issue the same.

Shares with special rights

5. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any shares or class of shares for the time being issued (which special rights may be varied or abrogated only in the manner provided by the next following article), any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the directors may determine) and subject to the provisions of the Statutes the Company may issue shares which are, or at the option of the Company or the shareholder are liable, to be redeemed.

Redeemable Shares

6. Subject to the provisions of the Statutes and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder.

VARIATION OF RIGHTS

Variation of rights

7. (A) Subject to the provisions of the Statutes the holders of any class of shares may at any time and from time to time and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Company's capital affecting the class of shares in a manner not otherwise authorised by these Articles, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind on or before liquidation, or to any contract for the sale of the whole or any part of the Company's property or business determining the way in which as between the several classes of shareholders the purchase consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if *sui juris* and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class.

This article shall not be read as implying the necessity for such consent in any case in which but for this article the object of the resolution could have been effected without it. The consent in writing of the holders of three-fourths of the issued shares of the class shall have the same effect as an extraordinary resolution passed at a meeting of holders of shares of the class.

(B) Any meeting for the purpose of sub-article (A) above shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company provided that no member, not being a director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution and that (except that a chairman if a director may give a casting vote whether a holder of shares of the class or not) no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be members holding or representing by proxy not less than one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by any five members present in person or by proxy and entitled to vote at the meeting.

Special rights

8. Special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

ALTERATION OF CAPITAL

New shares subject to these articles

9. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Alteration by ordinary resolution

10. (A) The Company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares

may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B) Upon any consolidation of fully-paid shares into shares of larger amount the directors may settle any difficulty which may arise with regard thereto and in particular may as between the holders of shares so consolidated determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one holder (or joint holders) being consolidated with shares registered in the name of another holder (or joint holders) may make such arrangements for the allocation, acceptance or sale of the consolidated share and for the distribution of any moneys received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

Power to purchase own shares

11. Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Fractions

12. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Statutes, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Power to reduce capital

13. The Company may reduce its share capital or any capital redemption reserve fund or share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

SHARES

Issue

14. (A) All unissued shares shall be at the disposal of the directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(B) (i) The directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(ii) During each prescribed period the directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(a) in connection with a rights issue; and

(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(iii) By such authority and power the directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(iv) For the purposes of this article:

(a) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register at a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(b) "**prescribed period**" means:

(1) for the purposes of the authority conferred by sub-paragraph (i) above, the period (not exceeding five years on any occasion) for which such authority is renewed by an ordinary resolution or special resolution of the Company (as the case may be) stating the Section 80 Amount for such period; and

(2) for the purposes of the power conferred by sub-paragraph (ii) above, the period (not exceeding five years on any occasion) for which such power is renewed by a special resolution of the Company stating the Section 89 Amount for such period;

(c) "**the Section 80 Amount**" shall be that stated in the relevant ordinary resolution or special resolution (as the case may be) or any increased amount fixed by ordinary resolution;

(d) "**the Section 89 Amount**" shall be that stated in the relevant special resolution;

(e) the nominal amount of any securities shall be taken to be in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Commissions/brokerage

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation of allotment

16. The directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the directors may think fit to impose.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law

otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Suspension of rights where non-disclosure of interest

18. (A) No member shall, unless the directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any calls or other sums presently payable by him to the Company in respect of such shares in the Company remain unpaid.

(B) Where the holder of any shares in the Company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the Company may give the holder of those shares a further notice (a "**restriction notice**") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these Articles, be subject to those relevant restrictions accordingly.

(C) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the Company shall, within seven days, cancel the restriction notice. The Company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The Company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(D) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(E) Any new shares in the Company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(F) Any holder of shares on whom a restriction notice has been served may at any time request the Company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a request the Company shall give that information accordingly.

(G) If a statutory notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but

the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(H) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the Company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(I) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the Company by a member as being so interested or shown in any register kept by the Company under the Statutes as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register kept by the Company under the Statutes as having an interest in, shares in the Company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the Company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may (subject to the requirements of the Uncertificated Securities Regulations) decline to register a transfer of the shares or any of them unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the Company under the Statutes requiring particulars of interests in shares or of the identity of persons interested in shares.

Uncertificated shares

19. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

SHARE CERTIFICATE

Issue of certificates

20. Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange. Subject to the Statutes and to any listing requirements of such share certificate may be authenticated by or issued bearing any one or more, as the directors may from time to time decide, of: the Seal or Securities Seal, or a representation of the Seal or Securities Seal; the signatures, or representations of the signatures, of two directors; or the signatures, or representations of the signatures, of a director and the secretary. Such representations may be made or produced mechanically, electronically, by laser printing or by such other means as the directors may from time to time approve.

Members' rights to certificates

21. Every person whose name is entered as a member in the Register in respect of any certificated shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor within one month after allotment (or one month after the date of expiration of any right of renunciation, if earlier) or within five business days of the lodgement of a transfer or (subject to the foregoing) within such other period as the terms of issue shall provide. Provided that the Company shall not be bound to register more than four persons as the joint holders of a share and in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all.

Transfer of part of shareholding

22. Where a member transfers part only of the shares comprised in a share certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Replacement of certificates

23. If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed, it may be replaced by a new certificate and on delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) on such terms (if any) as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the directors think fit.

CALLS ON SHARES

Power to make calls

24. The directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the share or by way of premium) and not by the terms of issue thereof made payable at fixed times. Each member shall (subject to receiving at least twenty-one days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine.

Time when call made

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed and may be made payable by instalments.

Liability of joint holders

26. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

Interest payable

27. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 10 per cent per annum) as the directors determine but the directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Deemed calls

28. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed

date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue of the same it becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation on calls

29. The directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

Payment on calls in advance

30. The directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 10 per cent per annum) as the member paying such sum and the directors agree upon.

FORFEITURE AND LIEN

Notice requiring payment of call

31. If a member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Form of notice

32. The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

33. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The directors may accept a surrender of any share liable to be forfeited hereunder.

Sale of forfeited shares

34. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the directors think fit. The directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Liability following forfeiture

35. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 12 per cent per annum (or such lower rate as the directors may approve) from the date of forfeiture or surrender until payment and the directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

Government tax

36. (A) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any member or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

(i) the death of such member;

(ii) the non-payment of any income tax or other tax by such member;

(iii) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate;

(iv) any other act or thing;

the Company in every such case:

(a) shall be fully indemnified by such member or his executor or administrator from all liability;

(b) may recover as a debt due from such member or his executor or administrator wherever constituted any moneys paid by the Company under or in consequence of any such law together with interest thereon at the rate of 15 per cent per annum from date of payment to date of repayment.

Nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

(B) The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this article.

Enforcement of lien by sale

37. The Company may sell in such manner as the directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty-one days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

Application of proceeds

38. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

Statutory declaration

39. A statutory declaration in writing that the declarant is a director or the secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of

the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

40. (A) All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee.

(B) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(C) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of transfer

41. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

Registration

42. The registration of transfers may be suspended at such times and for such period as the directors may from time to time determine and either generally or in respect of any class of shares. The Register shall not be closed for more than thirty days in any year.

Rights to decline registration

43. (A) The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

(B) The board may only decline to register a transfer of a uncertificated share in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(C) The board may decline to register any transfer of a certificated share unless:

(i) the instrument of transfer is in respect of only one class of share and is deposited at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question; and

(ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

44. If the board declines to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged or, in the case of a uncertificated shares, within two months after the date on which the relevant Operator-instruction is received, send to the transferee notice of the refusal.

Retention of transfers

45. All instruments of transfer which are registered may be retained by the Company. The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all share certificates and dividend mandates and dividend warrants which have been cancelled or have ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation and all notifications of change of name or address after the expiration of one year from the date of the recording thereof and it shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share

certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(A) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(B) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than aforesaid or in any other circumstances which would not attach to the Company in the absence of this article;

(C) References herein to the destruction of any document include references to the disposal thereof in any manner.

No fee payable on registration

46. No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or notice in lieu of distringas or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

Renunciation

47. Nothing in these Articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

48. In the case of the death of a shareholder the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Registration/Transfer on transmission

49. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other

person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by the said member.

Transmission - dividends

50. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Election of person entitled by transmission

51. Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been met. All the provisions of these Articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

STOCK

Conversion

52. The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall *ipso facto* be converted into stock transferable in the same units as the existing stock of that class.

Transfer

53. The holders of stock may transfer the same or any part thereof as the Company in general meeting shall direct, but in the absence of any such direction in the same manner and subject to the same regulations as and subject to which the shares from

which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit). No stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the directors may from time to time determine.

Rights and privileges

54. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

Annual General Meeting

55. An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings shall be called extraordinary general meetings.

Extraordinary General Meeting

56. The directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

57. An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least, and any other extraordinary general meeting by fourteen days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. Notice of such meetings shall be given in the manner hereinafter mentioned, to all members (other than members not entitled to receive such notice) whose names appear on the Register at the close of business on such date as the directors may from time to time determine, being a date not more than thirty-five days before the date set for the relevant meeting. References in this article to notice in writing include the use of electronic communications and publication on a web-site in the accordance to the Statutes.

Contents of notice

58. (A) Every notice calling a general meeting shall specify the place and the day and hour of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an annual general meeting, the notice shall also specify the meeting as such.

(C) In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect.

Omission or non-receipt of notice

59. The accidental omission to give any notice of a general meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

Routine business

60. Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(A) declaring dividends;

(B) considering and adopting the accounts, the reports of the directors and auditors and other documents required to be annexed to the accounts;

(C) appointing auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed;

(D) appointing or re-appointing directors to fill vacancies arising at the meeting on retirement by rotation or otherwise;

(E) any other business which pursuant to the Statutes shall be required to be transacted at an annual general meeting.

ATTENDANCE AT GENERAL MEETINGS

Attendance

61. (A) The provisions of this article shall apply if any general meeting is at or adjourned to more than one place.

(B) The notice of such a meeting or adjourned meeting shall specify the place at which the Chairman of the meeting shall preside (the "**Specified Place**") and the directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending the Specified Place and at the other places at which the meeting is held.

(C) The directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

(D) For the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place.

(E) If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given notwithstanding any other provision of these Articles.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

62. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person and entitled to vote shall be a quorum for all purposes.

Chairman

63. The chairman of the directors shall preside as chairman at a general meeting. If there be no such chairman or if at any meeting he is not present within five minutes after the time appointed for holding the meeting and willing to act, the directors present shall choose one of their number (or, if no director be present or if all the present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

Security arrangements

64. The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion

to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Quorum at adjourned meeting

65. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than 10 nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the Company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Statutes. At any adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Entitlement to attend and speak

66. Each director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Adjournments

67. (A) Without prejudice to any other powers or discretions which he might exercise but for the provisions of this article, the chairman of any general meeting may:

(i) with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place; and if it appears to the chairman that it is likely to be impracticable to hold or continue that meeting because the number of persons wishing to attend cannot be conveniently accommodated in the place appointed for the meeting. If or an adjournment is otherwise necessary, in the reasonable opinion of the chairman, so that the business of the meeting may be properly conducted, the chairman may adjourn the meeting from time to time and place to place without the consent of the general meeting; and

(ii) adjourn the meeting to another time and place (or other places pursuant to Article 53) without the consent of the quorum if in the chairman's reasonable opinion the unruly conduct of persons attending the meeting prevents the continuation of the business of the meeting;;

(B) No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the directors. When a meeting is adjourned for thirty days or more *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner hereinafter mentioned as in the case of the original meeting.

(C) In addition to (A) the chairman shall take such other action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of meeting and the chairman's decision on matters of procedure or matters arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Notice of adjournment

68. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

69. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution no amendment (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon unless written notice of the proposed amendment and of the intention to move it has been left at the Office not less than forty-eight hours before the time appointed for the holding of the meeting at which the ordinary resolution is to be considered.

Methods of voting

70. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(A) the chairman of the meeting; or

(B) not less than five members present in person or by proxy and entitled to vote; or

(C) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(D) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Poll

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting. Unless a poll be demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is duly demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. If a demand for a poll is withdrawn the result of a show of hands declared before the demand was made shall remain valid and shall constitute the decision of the meeting on the resolution or issue in question.

Chairman's casting vote

72. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

When poll to be taken

73. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights

74. Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who is

present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share held by him.

Votes of joint holders

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

Member under incapacity

76. Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the directors may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Objections or errors in voting

77. If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not invalidate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman and shall only invalidate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Poll votes

78. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Proxy

79. A proxy need not be a member of the Company.

Instrument appointing proxy

80. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the directors may accept and:

(A) in the case of an individual shall be signed by the appointor or by his attorney; and

(B) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or officer of the corporation.

The directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer. The signature on such instrument need not be witnessed.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Lodgement of proxy

81. (A) The appointment of a proxy must, in the case of an appointment which is not contained in an electronic communication, be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purpose of any subsequent meetings to which it relates.

(B) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any

adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

An appointment of a proxy which is not received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Proxy demanding poll

82. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting, and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Invalidation of proxy

83. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

CORPORATIONS ACTING BY REPRESENTATIVES

Appointed representative

84. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

Number of directors

85. Subject as hereinafter provided the directors shall not be less than four in number. The Company may by ordinary resolution from time to time vary the minimum number of directors and/or fix and from time to time vary the maximum number of directors.

Share qualification

86. The qualification of a director shall be the holding (whether in his own name or by his nominee) of shares of any class of the Company to the nominal value of not less than £500. The person elected or appointed may act before acquiring his qualification, but it shall be deemed a condition of his election or appointment that he shall acquire the said qualification within two months thereafter, and in default his office shall be vacated. A person vacating office under this article shall be ineligible for re-election or re-appointment as a director until he shall have obtained his qualification.

Expenses

87. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in or about the business of the Company.

Age of directors

88. No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Statutes of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these Articles. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

Additional remuneration

89. Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid additional remuneration by way of salary, commission or otherwise.

Pensions

90. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any of its subsidiaries and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Appointment to executive office

91. (A) The directors may from time to time appoint one or more of their body to be holder of any executive office by such title and on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

92. The appointment of any director to the office of chairman or to any executive office shall automatically determine if he cease to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation of powers

93. Subject as otherwise provided by these Articles the directors may entrust to and confer upon any director any of the powers exercisable by them as directors (other than the power to borrow and to make calls) upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Vacation of office

94. The office of a director shall be vacated in any of the following events, namely:

(A) if he shall become prohibited by law from acting as a director;

(B) if he shall resign by writing under his hand left at the Office or if he shall tender his resignation and the directors shall resolve to accept the same;

(C) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(D) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a

receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(E) if he shall be absent from meetings of the directors for six months without the consent of a majority of the other directors and the directors shall resolve that his office be vacated;

(F) if he shall be removed from office by notice in writing served upon him signed by not less than three-quarters of the directors for the time being, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(G) if he shall cease to hold the necessary qualification in shares of the Company or does not obtain the same within two months from the date of his appointment.

In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Rotational retirement

95. At each annual general meeting at least one-third of the directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not greater than one-third) shall retire from office.

Determination of retiring directors

96. At each annual general meeting all those directors who have continuously held office at the time of the two preceding annual general meetings and did not retire at either of them shall retire. Any director who wishes to retire may also retire. A retiring director shall be eligible for re-election.

Identity of directors to retire

97. The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these Articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire

or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Re-election

98. The Company at the meeting at which a director retires under any provision of these Articles may by ordinary resolution fill up the office being vacated by electing thereto the retiring director or some other person eligible for appointment. In default the retiring director shall be deemed to have been re-elected except in any of the following cases:

(A) where at such meeting it is expressly resolved not to fill up such office or a resolution for the re-election of such director is put to the meeting and lost;

(B) where such director has given notice in writing to the Company that he is unwilling to be re-elected;

(C) where the default is due to the moving of a resolution in contravention of the next following article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Resolution for re-election

99. A resolution for the appointment of two or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Notice for re-election

100. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for appointment as a director at any general meeting unless not less than seven nor more than forty two clear days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Removal from office

101. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any director from office notwithstanding any provisions of these Articles or of any agreement between the

Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement, and appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled by the directors as a casual vacancy.

Appointment by Board

102. The directors shall have power at any time and from time to time to appoint any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for election, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

The title "Director" for non-Directors

103. The directors may from time to time appoint any person to an office of employment having a designation or title including the word "**director**" or attach to any existing office of employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "**director**" in the designation or title of such office of employment with the Company shall not imply that the holder thereof is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a director for any of the purposes of these Articles.

ALTERNATE DIRECTORS

Appointment

104. (A) Any director may at any time and from time to time by writing under his hand and deposited at the Office, or delivered at a meeting of the directors, appoint any person to be his alternate director either generally or for a specific period or purpose and may in like manner at any time terminate such appointment. If the person appointed as alternate director is not himself a director, such appointment, unless previously approved by the directors, shall have effect only upon and subject to being so approved.

(B) The appointment of an alternate director shall determine on the happening of any event which if he were a director would cause him to vacate such office or if his appointor ceases to be a director.

(C) An alternate director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the directors and shall be entitled to

attend and vote as a director at any such meeting at which the director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a director. If he shall be himself a director or shall attend any such meeting as an alternate for more than one director, his voting rights shall be cumulative. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability his signature to any resolution in writing of the directors shall be as effective as the signature of his appointor. To such extent as the directors may from time to time determine in relation to any committees of the directors the foregoing sentence shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate director shall not (save as aforesaid) have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

(D) An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses, and to be indemnified, by the Company to the same extent *mutatis mutandis* as if he were a director but he shall not be entitled to receive from the Company in respect of his appointment as alternate director any remuneration except only such proportion (if any) of the remuneration payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(E) In this article references to by writing shall include the use of electronic communications subject to such terms and conditions as the board may decide.

MEETING AND PROCEEDINGS OF DIRECTORS

Calling/voting/notice

105. Subject to the provisions of these Articles the directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit and, in particular, may meet together in any country, territory or state that they may determine. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. The chairman or any two directors may, and the secretary on the requisition of the chairman or any two directors shall, at any time summon a meeting of the directors. It shall not be necessary to send notice of a meeting of directors to any director for the time being absent from the United Kingdom but any such director may require that notice of any meeting of directors to be held during his absence shall be delivered to an address given for the purpose to the secretary. Any director may waive notice of any meeting and any such waiver may be retroactive. Any notice of a directors' meeting may be given by way of electronic communications and publication on a web-site in accordance with the Statutes.

Quorum

106. (A) The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be four persons. A meeting of the directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the directors.

(B) All or any of the directors may participate in a meeting of the directors by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is present.

Declaration of interest in contract

107. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

Permitted interests and voting

108. (A) Subject to the provisions of the Statutes and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or

officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Statutes and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question

shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Minimum number

109. The continuing directors may act notwithstanding any vacancies, but if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing directors or director may act for the purpose of filling up such vacancies or of summoning general meetings of the Company, but not for any other purpose. If there be no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Electing Chairman

110. The directors may elect a chairman and determine the period for which he is to hold office. If no chairman shall have been appointed, or if at any meeting he is not present

within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

111. A resolution in writing signed by all the directors shall be as effective as a resolution passed at a meeting of the directors duly convened and held and may consist of several documents in the like form, each signed by one or more of the directors. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Participation in meetings by electronic means

112. All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

Delegation to committee

113. The directors may delegate any of their powers or discretions (other than the powers to borrow and make calls) to committees consisting of such one or more members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the directors. The directors may also delegate any of their powers or discretions (other than the powers to borrow and to make calls) to committees including persons other than directors and may give such persons voting rights as members of such committee but so that:

(A) the number of such persons shall be less than one-half of the total number of members of the committee; and

(B) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are directors.

Meetings of committees

114. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the directors, so far as the same are applicable and are not superseded by any regulations made by the directors under the last preceding article.

Persons dealing in good faith

115. All acts done by any meeting of directors, or of any such committee of directors or by any person acting as a director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was

some defect in the appointment or continuance in office of any such director, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of the Committee and had been entitled to vote.

BORROWING POWERS

Borrowing powers and restrictions

116. (A) Subject as hereinafter provided and to the provisions of the Statutes, the directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group (which expression in this article means and includes the Company and its subsidiaries for the time being) and for the time being owing to persons outside the Group shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

(C) For the purpose of the foregoing limit:

(i) moneys borrowed by any member of the Group for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(ii) moneys borrowed by a partly-owned subsidiary and not owing to another member of the Group shall be taken into account subject to the exclusion of a proportion thereof equal to the minority proportion and moneys borrowed and owing to a partly-owned subsidiary by another member of the Group shall be taken into account to the extent of a proportion thereof equal to the minority proportion; for the purposes aforesaid **"minority proportion"** shall mean the proportion of the issued equity share capital of such partly-owned subsidiary which is not attributable to the Company.

(D) In this article the expression **"Adjusted Capital and Reserves"** means at any material time a sum equal to the aggregate of:

(i) the amount paid up on the issued share capital of the Company; and

(ii) the amount standing to the credit of the capital and revenue reserves of the Company and its subsidiaries (including any share premium account or capital redemption reserve) after adding thereto or deducting therefrom any balance to the credit or debit of profit and loss account;

all based on a consolidation of the then latest available audited balance sheets of the Company and its subsidiaries but after making all such adjustments therein as in the opinion of the auditors are appropriate.

The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned. For the purposes of this article the directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the directors became aware that such a situation has or may have arisen.

(E) No person dealing with the Company or any of its subsidiaries shall be concerned to see or inquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

By Statutes and Articles

117. The business and affairs of the Company shall be managed by the directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles to the provisions of the Statutes and to such regulations, being not inconsistent with these Articles, as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the directors which would have been valid if such regulation had not been made. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

Appointment to local boards/agencies

118. The directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the

powers, authorities and discretions vested in the directors (other than the powers to borrow and to make calls), with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Attorney

119. The directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and other than the powers to borrow and to make calls) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Signing of financial instruments

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

SECRETARY

Appointment and removal of secretary

121. The secretary shall be appointed by the directors on such terms and for such period as they may think fit. Any secretary so appointed may at any time be removed from office by the directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The directors may also from time to time appoint one or more assistant or deputy secretaries.

THE SEAL

Safe custody and authentication

122. (A) The directors shall provide for the safe custody of the Seal and any Securities Seal which shall not be affixed to any instrument without the authority of the directors or of a committee authorised by the directors in that behalf.

(B) Every instrument to which the Seal shall be affixed shall be signed autographically by:

(i) two directors; or

(ii) one director and the secretary or such other persons as the directors may appoint for the purpose (and if the secretary shall be a limited company, such company may nominate any person to act on his behalf); or

(iii) two other persons as may be appointed for the purpose by the directors;

save that as regards any certificates for shares or debentures or other securities of the Company the directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed or reproduced by mechanical or electronic means or by laser printing or by such other means as they may from time to time decide.

(C) The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

AUTHENTICATION OF DOCUMENTS

Power to authenticate

123. Any director or the secretary or any person appointed for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the directors or any committee of the directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

124. The Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Apportionment of dividends

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this article no amount paid on a share in advance of calls shall be treated as paid on the share.

Fixed dividends

126. If and so far as in the opinion of the directors the profits of the Company justify such payments, the directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends of such amounts and on such dates and in respect of such period as they think fit. A resolution of the directors declaring any such dividend shall (once published with their authority) be irrevocable and have the same effect as if such dividend had been declared upon the recommendation of the directors by an ordinary resolution of the Company.

Profits from acquired business

127. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased *cum dividend* or interest, such dividend or interest may at the discretion of the directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Non-bearing interest

128. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Permitted deductions

129. The directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Retention

130. The directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Unclaimed

131. The directors may retain the dividends or other moneys payable on or in respect of a share if:

(A) on at least three consecutive occasions dividend warrants in respect of the share have become payable and either have been left uncashed or have been returned to the Company; or

(B) the Company is not required pursuant to Article 151(B) to send any notices, documents or other communications to the holder of such share (or any person entitled to the member's share by transmission).

Transfer

132. The directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Forfeiture of unclaimed dividends

133. The directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date such dividend became due for payment shall, if the directors so resolve, be forfeited and shall revert to the Company.

Untraced shareholders

134. The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.

Payment by other means

135. The Company may upon the recommendation of the directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Cheque/warrant

136. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct or may be paid by inter-bank transfer or in accordance with some other means stipulated by such members or person or persons. Every such cheque or warrant shall be made payable to the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn or receipt of the moneys by the payee bank in the case of an inter-bank transfer shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

Payment date

137. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

Joint holders

138. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Scrip dividends

139. With the prior approval of an ordinary resolution of the Company passed at a general meeting the directors may, in respect of any dividend proposed to be paid or declared at that general meeting or at any time prior to the end of the fifth annual general meeting held thereafter, offer Shareholders the right to elect to receive an allotment of additional Shares credited as fully paid in lieu of the whole or any part (to be determined by the directors) of such dividend. In any such case the following provisions shall apply:

(A) a holder of Shares who elects to receive additional Ordinary Shares in lieu of a dividend, or part thereof, (an "**Electing Shareholder**") shall be entitled to be allotted that whole number of additional Shares nearest to, but not greater than, the number determined by the formula

$\frac{(A - B)}{C}$ where:

"**A**" = relevant cash dividend which the Electing Shareholder forgoes;

"**B**" = tax credit on that dividend; and

"**C**" = Market Price.

For this purpose, "**Market Price**" shall mean the average of the middle market quotations for the Company's Ordinary Shares on The Stock Exchange as derived from the Daily Official List for each of the first five business days on which the Company's Ordinary Shares are quoted "ex" the relevant dividend. A certificate or report by the Company's sponsor or auditor as to the Market Price shall be conclusive evidence of that fact;

(B) if the directors determine to allow such right of election on any occasion they shall give notice in writing to the Shareholders of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective; the directors may also issue forms under which Shareholders may elect to receive Shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the Market Price shall not have been determined);

(C) the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable on Shares in respect of which the share election has been made, (the "**Elected Shares**") and in lieu of such dividend there shall be allotted to each Electing Shareholder the number of additional Ordinary Shares to which such Electing Shareholder is entitled pursuant to sub-paragraph (i) of this article.

For such purpose the directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve fund or other undistributable reserve) or profit and loss account, as the directors may determine, a sum equal to the aggregate nominal value of all the additional Shares to be allotted to the Electing Shareholders and shall apply that sum in paying up in full the appropriate number of unissued Shares for allotment and distribution to and amongst the Electing Shareholders on the basis of allotment provided for by this article;

(D) the additional Shares so allotted shall rank *pari passu* in all respects with the fully-paid Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(E) no fraction of any share shall be allotted. The directors may make provision whereby any fractional entitlements are accrued and/or retained (without interest) and in each case accumulated on behalf of the holder of the Elected Shares and such accruals or retentions are applied to the future allotment to or future cash subscription on behalf of such Shareholder of fully-paid Shares;

(F) Article 141 shall apply *mutatis mutandis* to any capitalisation made pursuant to this article;

(G) unless the directors shall on any occasion determine otherwise, rights of election shall not be made available to:

(i) the holders of American depositary receipts evidencing rights in relation to Shares;

(ii) any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the offer of rights of election under this article would or might in the opinion of the directors be unlawful;

(H) in relation to any particular proposed dividend the directors may in their absolute discretion:

(i) withdraw the offer previously made to Shareholders to elect to receive additional Shares in lieu of the cash dividend (or part thereof); or

(ii) may disregard elections made pursuant to such offer at any time prior to the allotment of the additional Shares;

In either event, the directors' will pay a cash dividend to Electing Shareholders.

(I) (a) the directors shall give notice in writing to every Shareholder to whom they propose to offer the right of election and either with or following that notice shall send forms of election and specify the procedure to be

followed and the place at which and the time by which duly completed forms of election must be lodged in order to be effective; and

(b) unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Shares shall be in uncertificated form (in respect of the member's elected Shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected Shares which were in certificated form on the date of the member's election).

RESERVES

Reserve fund from profits

140. The directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the directors shall comply with the provisions of the Statutes.

CAPITALISATION OF PROFITS AND RESERVES

Shareholder rights

141. (A) The Company may upon the recommendation of the directors by ordinary resolution authorise the directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account or otherwise available for distribution, and to appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend on the Shares and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully paid up to and amongst them in the proportion aforesaid or partly in one way and partly in the other: provided that share premium account and capital redemption reserve may only be

applied hereunder in the paying up of unissued shares to be issued as fully paid.

(B) Whenever such a resolution as aforesaid shall have been passed the directors shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully-paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the directors to make such provisions as they think fit for the case of shares or debentures becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) and also to authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for the allotment credited as fully paid up of any shares or debentures to be issued upon such capitalisation and for matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

MINUTES AND BOOKS

Record of proceedings

142. The directors shall cause minutes to be made in books to be provided for the purpose:

(A) of all appointments of officers made by the directors;

(B) of the names of the directors present at each meeting of directors and of any committee of directors;

(C) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the directors and of committees of directors.

Retention

143. Any register, index, minute book, book of account or other book required by these presents or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Location and inspection

144. The books of account shall be kept at the Office, or at such other place within the United Kingdom as the directors think fit and shall always be open to the inspection of the directors. No member (other than a director) shall have any right of inspecting any

account or book or documents of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the directors.

Documents laid before members

145. A copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these articles. Provided that this article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office provided further that if the Statutes so permit the Company need not send copies of these documents to members who do not wish to receive them but may send them such summary financial statement or other documents as may be authorised by the Statutes. For the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Statues.

AUDITORS

Good faith

146. Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Notice of general meetings

147. The auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as auditor.

NOTICES

Method of despatch

148. Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid, or where appropriate, by

sending if using electronic communications to an address for the time being notified by the member concerned to the Company for that purpose or by publication on a web-site in accordance with the Statutes. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Where a notice or other document is sent by the Company using electronic communications, it shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. The accidental failure to send, or the non-receipt by any person entitled to receive it of, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Joint holders

149. Any notice given to that one of the joint holders of a share whose name stands first in the Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Notice to persons entitled by transmission

150. A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the directors may reasonably require to show his entitlement to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to, or where appropriate, sent using electronic communication to an address for the time being notified by the member concerned to the Company, for that purpose or by publication on a web-site in accordance with the Statutes, or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company have notice of his death or bankruptcy or liquidation be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Address/receipt of notices

151. (A) Any members whose registered address is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which

notices or documents may be served upon or delivered to him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member who registered address is not within the United Kingdom and who gives to the Company an address for the purposes of electronic communications may, at the discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the Company.

(B) If at least three notices or other documents or communications (including any such document as is referred to in Article 146) sent to the address on the Register at the last known address of a member are returned to the Company and such member (or any person entitled to the member's shares by transmission) has not notified the Company of a new address to which communications from the Company are to be sent, the Company shall not be required to send any further notices or such other documents or communications to such member (or any person entitled to the member's shares by transmission) until notified of a new address within the United Kingdom for the service of notices.

Advertisement when postal strike

152. If by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading daily newspapers with national circulation and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

Requirement by Statutes

153. Nothing in any of the preceding five Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING-UP

Directors' power

154. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

Division of assets

155. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the liquidator may, with the authority of an extraordinary

resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as among the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity to directors and officers

156. Subject to the provisions of and so far as may be consistent with the Statutes, every director, secretary or other officer of the Company shall be entitled to be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the Company as an auditor is an "officer" of the Company.

29-01-02

170

43(3)



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

Application by a private company for re-registration as a public company

Company Number 4256886

Company Name in full CONKER RETAIL LIMITED (IN THE PROCESS OF CHANGING ITS NAME TO MARKS AND SPENCER GROUP P.L.C.)

applies to be re-registered as a public company by the name of:

● MARKS AND SPENCER GROUP P.L.C.

and for that purpose delivers the following documents for registration:

● Please insert full name of company amended to make it appropriate for this company as a public limited company.

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report

~~● 5. A copy of any valuation report.~~

● Please delete if section 44 of the Act does not apply.

SDAM £80 Re Reg CH ONLINE CARD

LONDON 2? JAN 2002 £80 FEE PAID COMPANIES HOUSE

Signed [signature] **Date** 22/01/02

† Please delete as appropriate.

† a director / secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY
35 BASINGHALL STREET, LONDON EC2V 5DB
(AGR/MKA) Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LANE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Form revised July 1998

No: 4256886



THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

CONKER RETAIL LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 22nd January, 2002 the following resolutions were passed, resolutions 1, 2, 3, 4 and 8 as special resolutions and resolutions 5, 6, 7, 9 and 10 as ordinary resolutions:

1. That the Company be re-registered as a public company.

2. That the name of the Company be changed to Marks and Spencer Group p.l.c..

3. That the Company's memorandum of association be altered so that it states that the Company is a public company.

4. That the regulations contained in the document produced to the meeting and for the purpose of identification signed by the Chairman thereof be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all existing articles of association thereof.

5. That the authorised share capital of the Company be increased to £10,080,050,000 by the creation of 50,000 Redeemable Preference Shares of £1 each, 7,839,999,900 additional Ordinary Shares of £1 each and 3,200,000,000 B Shares of 70 pence each.

6. That the 7,840,000,000 Ordinary Shares of £1 each in the authorised and issued share capital be sub-divided into 784,000,000,000 Ordinary Shares of 1 pence each in the share capital of the Company.

7. That the Directors are generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (within the meaning of that section):

    (i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme: and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of the Company immediately following completion of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share) on such terms as the Directors think fit, such authority to expire on the conclusion of the annual general meeting of the Company in 2002 or on 10th October, 2002, whichever is earlier, save that the Company, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

8. That the Directors are generally empowered (pursuant to section 95 of the Companies Act 1985) to allot equity securities (as deemed in section 94(2) of the Companies Act 1985) for cash as if section 89(1) of the Companies Act 1985 did not apply to such allotment at any time up to the conclusion of the annual general meeting of the company in 2002 [or on 10th October, 2002, whichever is earlier]:

(i) in connection with an offer to holders of ordinary shares in the capital of Marks and Spencer p.l.c. in proportion (as nearly as maybe) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent. of the expected issued ordinary share capital of the Company immediately following implementation of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share),

but so that the Company, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

9. That the existing 78,400,000,000 Ordinary Shares of 1 pence in the authorised and issued share capital of the Company be consolidated into 3,200,000,000 Ordinary Shares of 245 pence each in the share capital of the Company.

10. That:

(i) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in Part 7 of proof (9) of the Listing Particulars of Marks and Spencer Group p.l.c., be and they are hereby approved and the directors be and are hereby authorised to do all such acts and things necessary to establish and carry them into effect;

(ii) the directors be and hereby authorised to establish further schemes based on the Marks and Spencer Group p.l.c.'s 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan (the "Schemes") but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the Schemes; and

(iii) the Directors be and they are hereby authorised to vote at any meeting on any matter connected with the schemes mentioned in sub-paragraphs (a) and (b) of this resolution and to be counted for the purposes of any resolution regarding those schemes in the quorum at the meeting notwithstanding that they may be interested in them and the provisions of the Articles of Association of the Company be the same and are hereby relaxed accordingly provided that no director may vote or be counted in the quorum on any matter solely concerning his own participation in any of those schemes.

Chairman of the Meeting

22/01/02

CD020220045

No: 4256886

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

CONKER RETAIL LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 22nd January, 2002 the following resolutions were passed, resolutions 1, 2, 3, 4 and 8 as special resolutions and resolutions 5, 6, 7, 9 and 10 as ordinary resolutions:

1. That the Company be re-registered as a public company.

2. That the name of the Company be changed to Marks and Spencer Group p.l.c..

3. That the Company's memorandum of association be altered so that it states that the Company is a public company.

4. That the regulations contained in the document produced to the meeting and for the purpose of identification signed by the Chairman thereof be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all existing articles of association thereof.

5. That the authorised share capital of the Company be increased to £10,080,050,000 by the creation of 50,000 Redeemable Preference Shares of £1 each, 7,839,999,900 additional Ordinary Shares of £1 each and 3,200,000,000 B Shares of 70 pence each.

6. That the 7,840,000,000 Ordinary Shares of £1 each in the authorised and issued share capital be sub-divided into 784,000,000,000 Ordinary Shares of 1 pence each in the share capital of the Company.

7. That the Directors are generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (within the meaning of that section):

    (i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme: and



L46U37QX

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of the Company immediately following completion of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share) on such terms as the Directors think fit, such authority to expire on the conclusion of the annual general meeting of the Company in 2002 or on 10th October, 2002, whichever is earlier, save that the Company, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

8. That the Directors are generally empowered (pursuant to section 95 of the Companies Act 1985) to allot equity securities (as deemed in section 94(2) of the Companies Act 1985) for cash as if section 89(1) of the Companies Act 1985 did not apply to such allotment at any time up to the conclusion of the annual general meeting of the company in 2002 [or on 10th October, 2002, whichever is earlier]:

(i) in connection with an offer to holders of ordinary shares in the capital of Marks and Spencer p.l.c. in proportion (as nearly as maybe) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent. of the expected issued ordinary share capital of the Company immediately following implementation of the proposed scheme of arrangement of Marks and Spencer p.l.c. and the proposed reduction of capital of the Company's ordinary share capital from a nominal value of 245 pence per share to 25 pence per share),

but so that the Company, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

9. That the existing 78,400,000,000 Ordinary Shares of 1 pence in the authorised and issued share capital of the Company be consolidated into 3,200,000,000 Ordinary Shares of 245 pence each in the share capital of the Company.

10. That:

(i) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in Part 7 of proof (9) of the Listing Particulars of Marks and Spencer Group p.l.c., be and they are hereby approved and the directors be and are hereby authorised to do all such acts and things necessary to establish and carry them into effect;

(ii) the directors be and hereby authorised to establish further schemes based on the Marks and Spencer Group p.l.c.'s 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan (the "Schemes") but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the Schemes; and

(iii) the Directors be and they are hereby authorised to vote at any meeting on any matter connected with the schemes mentioned in sub-paragraphs (a) and (b) of this resolution and to be counted for the purposes of any resolution regarding those schemes in the quorum at the meeting notwithstanding that they may be interested in them and the provisions of the Articles of Association of the Company be the same and are hereby relaxed accordingly provided that no director may vote or be counted in the quorum on any matter solely concerning his own participation in any of those schemes.

Chairman of the Meeting

22/01/02

CD02022004S

287



Please complete in typescript, or in bold black capitals.

CHFP041

Change in situation or address of registered office

(172)

Company Number: 4256886

Company Name in full: CONKER RETAIL LIMITED

New situation of registered office

NOTE:
The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: MICHAEL HOUSE
BAKER STREET

Post town: LONDON

County/Region:

Postcode: W1U 8EP

Signed: [signature]   Date: 21/01/02

†Please delete as appropriate

† a director/secretary/administrator/administrative receiver/liquidator/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY
35 BASINGHALL STREET, LONDON EC2V 5DB
(AGR/MKA)   Tel 020 7600 1200
DX number 11   DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff CF14 3UZ
for companies registered in England and Wales **DX 33050 Cardiff**
or
Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998



Please complete in typescript, or in bold black capitals.
CHFP041

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

173

Company Number	4256886
Company Name in full	CONKER RETAIL LIMITED

	Day	Month	Year
Date of termination of appointment	21	01	2002

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style/Title	
*Honours etc.	
Forename(s)	
Surname	TRUSEC LIMITED
†Date of Birth (Day Month Year)	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21/01/02

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

Please give the name, address, telephone number, and if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY
35 BASINGHALL STREET, LONDON EC2V 5DB
(AGR/MKA) Tel 020 7600 1200
DX number 11 DX exchange LONDON

C

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff CF14 3UZ
for companies registered in England and Wales **DX 33050 Cardiff**
or
Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Registered No. 4256886


174

The Companies Act 1985 (as Amended)

Company Limited by Shares

Memorandum of Association

of

Conker Retail Limited[1]

1. The name of the Company is "CONKER LIMITED".

2. The registered office of the Company will be situate in England.

3. The objects for which the Company is established are:-

3.1. To carry on business as a general commercial company and to carry on any trade or business whatsoever.

3.2. To carry on any business, undertaking, transaction or operation commonly carried on or undertaken by manufacturers, merchants and dealers (both wholesale and retail) in all or any articles of commercial and personal use and consumption, importers, exporters, shipowners, bankers, factors, capitalists, promoters, financiers, real property dealers and investors, concessionaires, brokers, contractors, mercantile and general agents, advertising agents, publishers, carriers and transporters of all kinds and to carry on all or any of the said businesses either together as one business or as separate distinct businesses in any part of the world.

3.3. To acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act and carry on business as a holding company.

3.4. To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processers, importers, exporters and storers of and dealers in any goods and other things.

---

[1] Formerly Trushelfco (No.2872) Limited. Date of name change - 7h August, 2001.

3.5. To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers.

3.6. To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind.

3.7. To advertise, market and sell the products of the Company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

3.8. To provide technical, cultural, artistic, educational, entertainment or business material, facilities or services and to carry on any business involving any such provision.

3.9. To lend money, and grant or provide credit and financial accommodation, to any person and to deposit money with any person and to carry on the business of a banking, finance or insurance company.

3.10. To invest money of the Company in any investments and to hold, sell or otherwise deal with such investments, and to carry on the business of a property or investment company.

3.11. To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

3.12. To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out exercise and comply with the same.

3.13. To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by the creation and issue of securities.

3.14. To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment

or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

3.15. To amalgamate or enter into partnership or any profit-sharing arrangement with, and co-operate or participate in any way with or to take over or assume any obligation of, or to assist or subsidise any person.

3.16. To accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes, and other instruments and securities, whether negotiable or otherwise.

3.17. To apply for and take out, purchase or otherwise acquire any trade and service marks and names, designs, patents, patent rights, inventions and secret processes and to carry on the business of an inventor, designer or research organisation.

3.18. To sell, exchange, mortgage, charge, let, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company for any or no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

3.19. To issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

3.20. To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

3.21. To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company, and to procure the

registration or incorporation of the Company in or under the laws of any place outside England.

3.22. To grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Board of Directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payments towards insurances or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

3.23. To cease carrying on or wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory.

3.24. To distribute any of the property of the Company among its creditors and Members in specie or kind.

3.25. To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

3.26. To carry on any other business or activity and do anything of any nature which in the opinion of the Board of Directors of the Company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking property or assets or otherwise to advance the interests of the Company or of its Members.

3.27. To do all such other things as in the opinion of the Board of Directors of the Company are or may be incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that "company" in this clause, except where used in reference to this Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include

any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the Members is limited.

5. The share capital of the Company is £100 divided into 100 Shares of £1 each, and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

Registered No. 4256886

ARTICLES OF ASSOCIATION

of

CONKER RETAIL LIMITED

1. Adoption of Table A

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. Interpretation

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. Rights Attached to Shares

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. Unissued Shares

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. **Initial Authority to Issue Relevant Securities**

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. **Exclusion of Rights to Offers on a Pre-emptive Basis**

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. **Transfer and Transmission of Shares**

7.1 The instrument of transfer of a subscriber's share which is not fully paid need not be executed by or on behalf of the transferee. Regulation 23 of Table A shall be modified accordingly.

7.2 The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

7.3 A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

8. **Notice of General Meetings**

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of regulation 38 of Table A shall not apply.

9. **Proceedings at General Meetings**

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised

representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. Regulation 40 of Table A shall be modified accordingly. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

10. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

11. Members May Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

12. Delivery of Proxies

The instrument appointing a proxy and (if required by the directors) any authority under which it is executed or a copy of the authority, certified notarially or in some other manner approved by the directors, may be delivered to the office (or to such other place or to such person as may be specified or agreed by the directors) before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to act or, in case of a poll taken subsequently to the date of the meeting or adjourned meeting, before the time appointed for the taking of the poll, and an instrument of proxy which is not so delivered shall be invalid. The directors may at their discretion treat a faxed or other machine made copy of an instrument appointing a proxy as such an instrument for the purpose of this article. Regulation 62 of Table A shall not apply.

13. Alternate Directors

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

14. Power to Provide for Employees

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company

or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

15. **Power to Receive Uncalled Moneys**

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

16. **Delegation of Directors' Powers**

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

17. **Appointment and Removal of Directors by Majority Shareholders**

Any member holding, or any members holding in aggregate, a majority in nominal value of such of the issued share capital for the time being of the company as carries the right of attending and voting at general meetings of the company may by memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed).

18. **Appointment of Directors by Board**

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

19. **No Age Limit or Share Qualification**

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

20. **Exclusion of Rotation Requirements and Other Provisions**

Regulations 73 to 80 (inclusive) and the last sentence of regulation 84 of Table A shall not apply.

21. **Disqualification and Removal of Directors**

The office of a director shall be vacated not only upon the happening of any of the events mentioned in regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

22. **Directors' Gratuities and Pensions**

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

23. **Notice of Board Meetings**

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be given in this manner to all directors including any director who is for the time being absent from the United Kingdom. A director may waive notice of any meeting either prospectively or retrospectively. Regulation 88 of Table A shall be modified accordingly.

24. **Participation in Board Meetings by Telephone**

All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is.

25. **Resolution in Writing**

A resolution in writing executed by all the directors for the time being entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a

quorum) or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each executed by one or more of the directors or members of the committee concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. Regulation 93 of Table A shall not apply.

26. **Directors May Vote When Interested**

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

27. **Official Seal**

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

28. **Notices**

Any notice or other document may be served on or delivered to any member by the company either personally, or by sending it by post addressed to the member at his registered address or by fax or telex to a number provided by the member for this purpose, or by leaving it at his registered address addressed to the member, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders. Regulation 112 of Table A shall not apply.


Companies House
for the record


175

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full TRUSHELFCO (NO.2827) LIMITED

	Day	Month	Year
Date of termination of appointment	03	08	2001

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mrs. *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Eleanor Jane

Surname: Zuercher

	Day	Month	Year
†Date of Birth	03	08	1963

FOR AND ON BEHALF OF TRUSEC LIMITED
A serving director / secretary etc must sign the form below.

Signed [signature] SECRETARY **Date** 6/8/01

SECRETARIES
(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May
35 Basinghall Street London EC2V 5DB
EJZ/RHXS Tel 020 7600 1200
DX number 11 DX exchange Chancery Lane

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

(176)


Companies House

Please complete in typescript, or in bold black capitals.
CHWP000

02 ... 30

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full TRUSHELFCO (NO. 2827) LIMITED

	Day	Month	Year
Date of termination of appointment	03	08	2001

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mrs. *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Drusilla Charlotte Jane

Surname: Rowe

	Day	Month	Year
†Date of Birth	22	04	1961

A serving director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF TRUSEC LIMITED SECRETARY **Date** 6/8/01

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver) SECRETARIES

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May
35 Basinghall Street London EC2V 5DB
EJZ/RHXS Tel 020 7600 1200
DX number 11 DX exchange Chancery Lane

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999



Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000



288a

02 DEC 30 AM 6:01

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full TRUSHELFCO (NO.2827) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	03	08	2001	Date of Birth	15	10	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: | *Honours etc:

Forename(s): ANDREW GARETH

Surname: RYDE

Previous Forename(s): N/A | Previous Surname(s): N/A

Usual residential address: DELL LODGE, PINEWOOD CLOSE

Post town: NORTHWOOD | Postcode: HA6 3EH

County / Region: MIDDLESEX | Country: UK

Nationality: BRITISH | Business occupation: SOLICITOR

Other directorships (additional space overleaf): SEE ATTACHED SHEET

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 3/8/01

* Voluntary details. Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed FOR AND ON BEHALF OF TRUSEC LIMITED [signature] SECRETARY **Date** 6/8/01

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SECRETARIES
SLAUGHTER AND MAY (REF: AGR/KLZM)
35 BASINGHALL STREET, LONDON
EC2V 5DB Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LA.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

For...

Company Number 4256886

Directors only.

Other directorships

SLAUGHTER AND MAY TRUST LIMITED

SLAUGHTER AND MAY SERVICES COMPANY

TREXCO LIMITED

TRUCIDATOR NOMINEES LIMITED

TRUCIDATOR LIMITED

TRUSEC LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Companies House
— for the record —


(178)

288a

Please complete in typescript, or in bold black capitals.
CHWP000

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4256886

Company Name in full TRUSHELFCO (NO.2827) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	03	08	2001	Date of Birth	13	10	1973

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): MELISSA KATHERINE

Surname: ANDREWES

Previous Forename(s): Previous Surname(s):

Usual residential address: FLAT 11, 192 EMERY HILL STREET

Post town: LONDON Postcode: SW1P 1PN

County / Region: LONDON Country: UK

Nationality: BRITISH Business occupation: SOLICITOR

Other directorships (additional space overleaf): NONE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 3/8/01

* Voluntary details.
Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

FOR AND ON BEHALF OF TRUSEC LIMITED

Signed [signature] Date 6/8/01

SECRETARY

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

SECRETARIES

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SLAUGHTER AND MAY (REF: MKA/KLZM)
35 BASINGHALL STREET, LONDON
EC2V 5DB Tel 020 7600 1200
DX number 11 DX exchange CHANCERY LA.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4256886

Directors only. Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

FILE COPY


DIEU ET MON DROIT



CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4256886

The Registrar of Companies for England and Wales hereby certifies that

TRUSHELFCO (NO.2827) LIMITED

having by special resolution changed its name, is now incorporated under the name of

CONKER RETAIL LIMITED

Given at Companies House, London, the 7th August 2001



*C04256886C

For The Registrar Of Companies



COMPANIES HOUSE

No: 4256886

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

TRUSHELFCO (NO. 2827) LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held on 6 August 2001, the following resolution was passed:

SPECIAL RESOLUTION

1. That the name of the Company be changed to Conker Retail Limited.

Chairman of the meeting

CD012150099

FILE COPY


DIEU ET MON DROIT



CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 4256886

The Registrar of Companies for England and Wales hereby certifies that TRUSHELFCO (NO.2827) LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 23rd July 2001


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House
for the record

HC007B

£20 SR2816


Companies House

12

Declaration on application for registration

Please complete in typescript, or in bold black capitals.

CHWP000

Company Name in full TRUSHELFCO (NO. 2827) LIMITED

I, ELEANOR JANE ZUERCHER

of 35 BASINGHALL STREET LONDON EC

† Please delete as appropriate.

do solemnly and sincerely declare that I am a † [~~Solicitor engaged in the formation of the company~~][person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at ONE SILK STREET, LONDON EC2

	Day	Month	Year
On	19	07	2001

O Please print name.

before me O SIMON HENTHORN

Signed S. [signature] **Date** 19/7/01

† A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May
35 Basinghall Street London EC2V 5DB
Tel 020 7600 1200
DX number 11 DX exchange Chancery Lane

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

Notes on completion appear on final page

10

First directors and secretary and intended situation of registered office

Company Name in full TRUSHELFCO (NO.2827) LIMITED

Proposed Registered Office 35 Basinghall Street
(PO Box numbers only, are not acceptable)

Post town London

County / Region

Postcode EC2V 5DB

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. ✔

Agent's Name Slaughter and May

Address 35 Basinghall Street

Post town London

County / Region

Postcode EC2V 5DB

Number of continuation sheets attached

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May
35 Basinghall Street London
EC2V 5DB Tel 020 7600 1200
DX number 11 DX exchange Chancery Lane

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Secretary (see notes 1-5)

Company name:

NAME *Style / Title: | *Honours etc:

* Voluntary details

Forename(s):

Surname: Trusec Limited

Previous forename(s):

Previous surname(s):

Address

Usual residential address
For a corporation, give the registered or principal office address.

35 Basinghall Street

Post town: London

County / Region: | Postcode: EC2V 5DB

Country: England

I consent to act as secretary of the company named on page 1

Consent signature [signature] FOR AND ON BEHALF OF TRUSEC LIMITED SECRETARIES SECRETARY | **Date** 16 JUL 2001

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title: Mrs. | *Honours etc:

Forename(s): Eleanor Jane

Surname: Zuercher

Previous forename(s):

Previous surname(s):

Address

Usual residential address
For a corporation, give the registered or principal office address.

14 St. Mary's Court

Tingewick

Post town: Buckingham

County / Region: Bucks | Postcode: MK18 4RE

Country: England

Date of birth Day 03 Month 08 Year 1963 | **Nationality** British

Business occupation Company Secretary

Other directorships

I consent to act as director of the company named on page 1

Consent signature [signature] | **Date** 16 JUL 2001

Directors (continued) (see notes 1-5)

* Voluntary details

NAME	
*Style / Title	Mrs
*Honours etc	
Forename(s)	Drusilla Charlotte Jane
Surname	Rowe
Previous forename(s)	
Previous surname(s)	
Address	Flat E, 13 St. George's Drive
Post town	London
County / Region	
Postcode	SW1V 4DJ
Country	England
Date of birth (Day Month Year)	2 2 0 4 1 9 6 1
Nationality	British
Business occupation	Solicitor
Other directorships	13 St. George's Drive Limited

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 16 JUL 2001

This section must be signed by
Either
an agent on behalf of all subscribers **Signed** [signature] FOR AND ON BEHALF OF SLAUGHTER AND MAY **Date** 16 JUL 2001

Or **the subscribers**
(i.e those who signed as members on the memorandum of association).

Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	

4256886

SR22816

The Companies Act 1985 (as Amended)

A PRIVATE COMPANY LIMITED BY SHARES

0014323

MEMORANDUM OF ASSOCIATION

of

Trushelfco (No.2827) Limited

1. The company's name is "TRUSHELFCO (NO.2827) LIMITED".

2. The company's registered office is to be situated in England and Wales.

3. The objects for which the company is established are:-

3.1. To carry on business as a general commercial company and to carry on any trade or business whatsoever.

3.2. To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

3.3. To provide services of all descriptions.

3.4. To lend money, and grant or provide credit and financial accommodation to any person and to deposit money with any person.

3.5. To invest money of the company in any investments and to hold, sell or otherwise deal with investments, currencies or other financial assets.

3.6. To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

3.7. To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the

undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

3.8. To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

3.9. To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

3.10. To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

3.11. To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

3.12. To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

3.13. To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the

registration or incorporation of the company in or under the laws of any place outside England.

3.14. To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

3.15. To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the Board of Directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

3.16. To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

3.17. To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

3.18. To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

3.19. To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

3.20. To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

3.21. In this clause "company", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include any company as well as any other legal or natural person, "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

4. The liability of the members is limited.

5. The company's share capital is £100, divided into 100 shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum, and we agree to take the number of shares shown opposite our respective names.

Names and addresses of subscribers	Number of shares taken by each subscriber
1. For and on behalf of TRUCIDATOR NOMINEES LIMITED, 35 Basinghall Street, London EC2V 5DB	
M. HUGHES Director	One
2. For and on behalf of TREXCO LIMITED, 35 Basinghall Street, London EC2V 5DB	
E.J. ZUERCHER Authorised Signatory	One
Total shares taken	Two

Dated 16th July 2001

Witness to the above signatures:-

R.H. Smith
35 Basinghall Street,
London EC2V 5DB

ARTICLES OF ASSOCIATION

of

TRUSHELFCO (NO.2827) LIMITED

1. **Adoption of Table A**

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. **Interpretation**

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. **Rights Attached to Shares**

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. **Unissued Shares**

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise

dispose of them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. **Initial Authority to Issue Relevant Securities**

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. **Exclusion of Rights to Offers on a Pre-emptive Basis**

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. **Transfer and Transmission of Shares**

7.1 The instrument of transfer of a subscriber's share which is not fully paid need not be executed by or on behalf of the transferee. Regulation 23 of Table A shall be modified accordingly.

7.2 The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

7.3 A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

8. **Notice of General Meetings**

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of regulation 38 of Table A shall not apply.

9. **Proceedings at General Meetings**

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

10. **Votes of Members**

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

11. **Members May Vote When Money Payable by Them**

Regulation 57 of Table A shall not apply.

12. **Receipt of Proxies**

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the

office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid.

Regulation 62 of Table A shall not apply.

13. **Alternate Directors**

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

14. **Power to Provide for Employees**

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

15. **Power to Receive Uncalled Moneys**

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

16. **Delegation of Directors' Powers**

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

17. **Appointment and Removal of Directors by Majority Shareholders**

Any member holding, or any members holding in aggregate, a majority in nominal value of such of the issued share capital for the time being of the company as carries

the right of attending and voting at general meetings of the company may by memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

18. **Appointment of Directors by Board**

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

19. **No Age Limit or Share Qualification**

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

20. **Exclusion of Rotation Requirements and Other Provisions**

Regulations 73 to 80 (inclusive) and the last sentence of regulation 84 of Table A shall not apply.

21. **Disqualification and Removal of Directors**

The office of a director shall be vacated not only upon the happening of any of the events mentioned in regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

22. **Directors' Gratuities and Pensions**

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

23. Notice of Board Meetings

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be given in this manner to all directors including any director who is for the time being absent from the United Kingdom. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

24. Participation in Board Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

25. Resolution in Writing

A resolution in writing signed by all the directors for the time being entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

26. Directors May Vote When Interested

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

27. **Official Seal**

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

28. **Notices**

Any notice or other document may be served on or sent or delivered to any member by the company either personally, or by sending it by post addressed to the member at his registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address for the time being notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

29. **Time of Service**

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

For and on behalf of
TRUCIDATOR NOMINEES LIMITED,
35 Basinghall Street,
London EC2V 5DB

M. HUGHES

DIRECTOR

For and on behalf of
TREXCO LIMITED,
35 Basinghall Street,
London EC2V 5DB

E.J. ZUERCHER

Authorised Signatory

DATED the 16th day of July 2001

WITNESS to the above signatures:-

R.H. SMITH
35 Basinghall Street,
London EC2V 5DB